As filed with the Securities and Exchange Commission on June 29, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

First Horizon National Corporation
(Exact Name of Registrant as Specified in its Charter)

Tennessee (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	62-0803242 (I.R.S. Employer Identification Number)

165 Madison Avenue
Memphis, Tennessee 38103
(901) 523-4444
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Clyde A. Billings, Jr.
Senior Vice President, Assistant General Counsel
and Corporate Secretary
165 Madison Street
Memphis, Tennessee 38103
(901) 523-4444
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

H. Rodgin Cohen, Esq. Mitchell S. Eitel, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Vince Lichtenberger Executive Vice President and General Counsel Capital Bank Financial Corp. 4725 Piedmont Row Drive, Suite 110 Charlotte, North Carolina 28210 (704) 554-5901	David E. Shapiro, Esq. Mark F. Veblen, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)

Common Stock, par value $0.625 per share	97,865,595(1)	N/A	$1,653,786,799.44(2)	$191,673.89

(1)

Represents the maximum number of shares of common stock of First Horizon National Corporation (the “First Horizon common stock”) estimated to be issuable upon completion of the merger described in the joint proxy statement/prospectus (the “merger”). This number is based upon (i) (A) 35,357,898 shares of Class A voting common stock (the “Class A common stock”) of Capital Bank Financial Corp. (“Capital Bank Financial”) outstanding as of June 26, 2017, and (B) 16,633,429 shares of Class B non-voting common stock (the “Class B common stock” and, together with the Class A common stock, the “Capital Bank Financial common stock”) of Capital Bank Financial outstanding as of June 26, 2017, multiplied by 1.75 and (ii) up to 3,108,689 shares of Class A common stock of Capital Bank Financial issuable upon exercise of stock options granted under stock plans of Capital Bank Financial, multiplied by 2.2134, which is the quotient, rounded to the nearest one ten thousandth of (x) $37.738 (the assumed per share cash consideration in the merger calculated using an assumed closing price per share of First Horizon common stock of $17.05 (the “assumed parent share closing price”) multiplied by 1.75, plus $7.90) divided by (y) the assumed parent share closing price. The assumed parent share closing price was the closing price per share of First Horizon common stock as reported on the New York Stock Exchange on June 26, 2017.

(2)

Estimated solely for the purpose of calculating the registration fee, and calculated pursuant to Rules 457(c) and 457(f) under the Securities Act as follows: (i) the product of (A) $37.465, which is the average of the high and low prices per share of Class A common stock as reported on the NASDAQ Global Select Stock Market on June 26, 2017 and (B) the approximate number of shares of Capital Bank Financial common stock to be converted in the merger (calculated as set forth in note (1) above), minus (ii) $410,535,300 (the amount of cash consideration to be paid to Capital Bank Financial common stockholders in the merger).

(3)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act based on a rate of $115.90 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JUNE 29, 2017

PROXY STATEMENT	PROSPECTUS

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On May 3, 2017, First Horizon National Corporation (which we refer to as “First Horizon”), and Capital Bank Financial Corp. (which we refer to as “Capital Bank Financial”), entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of the two companies. Under the merger agreement, a wholly-owned subsidiary of First Horizon will merge with and into Capital Bank Financial, with Capital Bank Financial remaining as the surviving entity and becoming a wholly-owned subsidiary of First Horizon (which we refer to as the “merger”). This surviving entity will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into First Horizon (which we refer to as the “second step merger” and, together with the merger, as the “mergers”), with First Horizon as the surviving corporation in the second step merger (which we sometimes refer to in such capacity as the “surviving corporation”). Immediately following the completion of the second step merger or at such later time as First Horizon may determine in its sole discretion, Capital Bank Corporation, a North Carolina state chartered bank and a wholly-owned subsidiary of Capital Bank Financial, will merge with and into First Tennessee Bank National Association, a national bank and subsidiary of First Horizon, with First Tennessee Bank National Association as the surviving bank.

In the merger, each outstanding share of Capital Bank Financial common stock (except for specified shares of Capital Bank Financial common stock held by Capital Bank Financial or First Horizon and shares of Capital Bank Financial common stock held by shareholders who properly exercise dissenters’ rights) will be converted into the right to receive, either

(i)

an amount in cash (which we refer to as the “per share cash consideration”) equal to the sum of (A) $7.90 plus (B) the product of 1.75 multiplied by the average of the closing sale prices of a share of First Horizon common stock, par value $0.625 per share (which we refer to as the “First Horizon common stock”), on the New York Stock Exchange (which we refer to as the “NYSE”), for the ten full trading days ending on the day preceding the closing date of the merger (which we refer to as the “First Horizon share closing price”), or

(ii)

the number of shares of First Horizon common stock (which we refer to as the “per share stock consideration”) equal to the quotient (which we refer to as the “exchange ratio”) of (A) the per share cash consideration divided by (B) the First Horizon share closing price, in each case at the election of the applicable Capital Bank Financial common stockholder, subject to procedures applicable to oversubscription and undersubscription for cash consideration. The merger agreement provides that aggregate amount of cash consideration will equal $410,535,300 (the “cash component”). Accordingly, the number of shares of Capital Bank Financial common stock that will convert into the right to receive the per share cash consideration will equal the quotient of (i) the cash component divided by (ii) the per share cash consideration.

Based on the closing sale price of a share of First Horizon common stock on the NYSE on [  ], which was $[  ] and the number of shares of Capital Bank Financial common stock outstanding on that date (which was [  ]), the per share cash consideration would have been $[  ] and the exchange ratio would have been [  ] and accordingly, approximately [  ]% of the shares of Capital Bank common stock would have been converted into the right to receive the cash consideration and approximately [  ]% of such shares would have been converted into the right to receive the stock consideration. The aggregate number of shares of First Horizon common stock to be issued as stock consideration would have been [  ] and, accordingly, approximately [  ]% of outstanding First Horizon common stock following the merger would have been held by stockholders that were Capital Bank Financial common stockholders immediately prior to the effectiveness of the merger. In addition to the First Horizon share closing price, an increase or decrease in the number of outstanding shares of Capital Bank Financial common stock prior to the completion of the merger could cause the actual number of shares of First Horizon common stock issued upon completion of the merger to change. We urge you to obtain current market quotations for First Horizon (trading symbol “FHN”) and Capital Bank Financial (trading symbol “CBF”).

In connection with the mergers, Capital Bank Financial will hold a special meeting of its holders of shares of Class A voting common stock (which we refer to as the “Capital Bank Financial special meeting”) and First Horizon will hold a special meeting of the holders of its common stock (which we refer to as the “First Horizon special meeting”). Holders of Capital Bank Financial’s Class A voting common stock (which we refer to as “Capital Bank Financial Class A common stockholders”), par value $0.01 per share (which we refer to as the “Class A common stock”) will be asked to vote to adopt the merger agreement and approve related matters, as described in the attached joint proxy statement/ prospectus. Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Capital Bank Financial’s Class A common stock. First Horizon has entered into agreements with certain stockholders of Capital Bank Financial who beneficially own in the aggregate approximately [  ]% of the Class A common stock outstanding on [  ], pursuant to which these stockholders agreed to vote all shares of Class A common stock beneficially owned by them in favor of approval of the adoption of the merger agreement. Holders of shares of First Horizon common stock (which we refer to as “First Horizon shareholders”) will be asked to vote to approve the issuance of the shares of First Horizon common stock in connection with the merger. Approval of the issuance of the shares of First Horizon common stock in connection with the merger requires the affirmative vote of a majority of the votes cast at the First Horizon special meeting.

Holders of shares of Capital Bank Financial’s Class B non-voting common stock are not entitled to and are not requested to vote at the Capital Bank Financial special meeting. Holders of First Horizon’s depositary shares (representing a 1/4000th interest in a share of non-cumulative perpetual preferred stock, series A), are not entitled to and are not requested to vote at the First Horizon special meeting.

The Capital Bank Financial special meeting will be held at [  ] on [  ], at [  ], local time. The First Horizon special meeting will be held at the Auditorium, First Tennessee Building, 165 Madison Avenue, Memphis, Tennessee on [  ], at [  ], local time.

The Capital Bank Financial board of directors recommends that Capital Bank Financial Class A common stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the Capital Bank Financial special meeting.

The First Horizon board of directors recommends that First Horizon shareholders vote “FOR” the issuance of shares of First Horizon common stock in connection with the merger.

The attached joint proxy statement/prospectus describes the Capital Bank Financial special meeting, the First Horizon special meeting, the mergers, the documents related to the mergers, and other related matters. Please carefully read the entire joint proxy statement/prospectus, including “Risk Factors,” for a discussion of the risks relating to the proposed mergers. You also can obtain information about First Horizon and Capital Bank Financial from documents that each has filed with the Securities and Exchange Commission.

D. Bryan Jordan Chairman of the Board, President and Chief Executive Officer First Horizon National Corporation	R. Eugene Taylor Chairman and Chief Executive Officer Capital Bank Financial Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the mergers or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the mergers are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either First Horizon or Capital Bank Financial, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [  ], and it is first being mailed or otherwise delivered to the First Horizon shareholders and Capital Bank Financial common stockholders on or about [  ].

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of First Horizon National Corporation:

First Horizon National Corporation (which we refer to as “First Horizon”) will hold a special meeting of holders of common stock of First Horizon (which we refer to as “First Horizon shareholders”) at the Auditorium, First Tennessee Building, 165 Madison Avenue, Memphis, Tennessee local time, on [  ], at [  ] (which we refer to as the “First Horizon special meeting”) to consider and vote upon the following matters:

•

a proposal to approve the issuance of shares of First Horizon common stock in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of May 3, 2017, as such agreement may be amended from time to time (which we refer to as the “merger agreement”), by and among First Horizon, Capital Bank Financial Corp. and Firestone Sub, Inc., a copy of which is attached to the enclosed joint proxy statement/prospectus as Annex A (which we refer to as the “First Horizon stock issuance proposal”); and

•

a proposal to approve one or more adjournments of the First Horizon special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the First Horizon stock issuance proposal (which we refer to as the “First Horizon adjournment proposal”).

We have fixed the close of business on [  ] as the record date for the First Horizon special meeting. Only First Horizon shareholders of record at that time are entitled to notice of, and to vote at, the First Horizon special meeting, or any postponement or adjournment of the First Horizon special meeting. Approval of each of the First Horizon stock issuance proposal and the First Horizon adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast.

The First Horizon board of directors has approved the merger, the stock issuance and the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, are advisable and in the best interests of First Horizon, and unanimously recommends that First Horizon shareholders vote “FOR” the First Horizon stock issuance proposal and “FOR” the First Horizon adjournment proposal.

Your vote is very important. We cannot complete the merger unless First Horizon’s shareholders approve the issuance of shares of First Horizon common stock as contemplated by the merger agreement.

Regardless of whether you plan to attend the First Horizon special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of First Horizon, please vote telephonically, vote using the internet or complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed joint proxy statement/prospectus provides a detailed description of the First Horizon special meeting, the mergers, the documents related to the mergers, and other related matters. We urge you to read carefully the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

D. Bryan Jordan
Chairman of the Board,
President and Chief Executive Officer
First Horizon National Corporation

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the holders of Class A voting common stock of Capital Bank Financial Corp.:

Capital Bank Financial Corp. (which we refer to as “Capital Bank Financial”) will hold a special meeting of holders of Class A voting common stock (which we refer to as “Capital Bank Financial Class A common stockholders”) at [  ] local time, on [  ], at [  ] (which we refer to as the “Capital Bank Financial special meeting”) to consider and vote upon the following matters:

•

a proposal to adopt the Agreement and Plan of Merger, dated as of May 3, 2017, by and among First Horizon National Corporation (which we refer to as “First Horizon”), Capital Bank Financial and Firestone Sub, Inc. (which we refer to as “Merger Sub”), as such agreement may be amended from time to time, pursuant to which Merger Sub will merge with and into Capital Bank Financial and then with and into First Horizon, with First Horizon as the surviving corporation in the mergers, a copy of which is attached as Annex A and as more fully described in the attached joint proxy statement/prospectus (which we refer to as the “Capital Bank Financial merger proposal”);

•

a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Capital Bank Financial may receive in connection with the Capital Bank Financial merger proposal pursuant to existing agreements or arrangements with Capital Bank Financial (which we refer to as the “Capital Bank Financial compensation proposal”); and

•

a proposal to approve one or more adjournments of the Capital Bank Financial special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Capital Bank Financial merger proposal (which we refer to as the “Capital Bank Financial adjournment proposal”).

The Capital Bank Financial board of directors has fixed the close of business on [  ], 2017 as the record date for the Capital Bank Financial special meeting. Only holders of record of shares of Capital Bank Financial Class A common stock at that time are entitled to notice of, and to vote at, the Capital Bank Financial special meeting, or any adjournment or postponement of the Capital Bank Financial special meeting. Approval of the Capital Bank Financial merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Capital Bank Financial Class A common stock. Approval of each of the Capital Bank Financial compensation proposal and the Capital Bank Financial adjournment proposal requires a majority of the votes cast at the Capital Bank Financial special meeting to be voted in favor of such proposal.

Capital Bank Financial’s board of directors has unanimously approved the merger agreement, has determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of Capital Bank Financial and its stockholders, and unanimously recommends that Capital Bank Financial Class A common stockholders vote “FOR” the Capital Bank Financial merger proposal, “FOR” the Capital Bank Financial compensation proposal and “FOR” the Capital Bank Financial adjournment proposal.

Your vote is very important. We cannot complete the merger unless Capital Bank Financial’s Class A common stockholders adopt the merger agreement.

Regardless of whether you plan to attend the Capital Bank Financial special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Capital Bank Financial, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed joint proxy statement/prospectus provides a detailed description of the Capital Bank Financial special meeting, the mergers, the documents related to the mergers, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

R. Eugene Taylor
Chairman and Chief Executive Officer
Capital Bank Financial Corp.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about First Horizon and Capital Bank Financial from documents filed with the Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by First Horizon and/or Capital Bank Financial at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following address:

First Horizon National Corporation 165 Madison Avenue Memphis, Tennessee 38103 Attention: Clyde A. Billings, Jr. Telephone: (901) 523-4444	Capital Bank Financial Corp. 4725 Piedmont Row Drive, Suite 110 Charlotte, North Carolina 28210 Attention: Investor Relations Telephone: (704) 554-5901

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that First Horizon shareholders requesting documents must do so by [  ], in order to receive them before the First Horizon special meeting, and Capital Bank Financial common stockholders requesting documents must do so by [  ], in order to receive them before the Capital Bank Financial special meeting.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by First Horizon (File No. 333-[  ]), constitutes a prospectus of First Horizon under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to First Horizon common stock to be issued to Capital Bank Financial common stockholders pursuant to the Agreement and Plan of Merger, dated as of May 3, 2017, by and among First Horizon, Capital Bank Financial and Firestone Sub, Inc. (which we refer to as “Merger Sub”), as it may be amended from time to time. This document also constitutes a joint proxy statement of Capital Bank Financial and First Horizon under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). It also constitutes a notice of meeting with respect to the Capital Bank Financial special meeting, at which Capital Bank Financial Class A common stockholders will be asked to consider and vote upon the approval of the merger agreement, and a notice of meeting with respect to the First Horizon special meeting, at which First Horizon shareholders will be asked to consider and vote upon the issuance of First Horizon common stock in connection with the merger.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/ prospectus. This joint proxy statement/prospectus is dated [  ], and you should assume that the information in this document is accurate only as of such date. The information contained in, or incorporated by reference into, this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies. Neither the mailing of this joint proxy statement/prospectus to Capital Bank Financial common stockholders or First Horizon shareholders, nor the issuance by First Horizon of shares of common stock in connection with the merger, will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Capital Bank Financial has been provided by Capital Bank Financial and information contained in this document regarding First Horizon has been provided by First Horizon.

See “Where You Can Find More Information” for more details.

i

ii

QUESTIONS AND ANSWERS

The following are some questions that you may have about the mergers and the First Horizon special meeting or the Capital Bank Financial special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers, the First Horizon special meeting or the Capital Bank Financial special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Q:	What are the mergers?

A:

First Horizon, Capital Bank Financial and Merger Sub have entered into an Agreement and Plan of Merger, dated as of May 3, 2017, as such agreement may be amended from time to time. Under the merger agreement, Merger Sub will merge with and into Capital Bank Financial, with Capital Bank Financial remaining as the surviving entity and becoming a wholly-owned subsidiary of First Horizon. Such surviving entity will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into First Horizon. Immediately following the completion of the second step merger, or at such later time as First Horizon may determine in its sole discretion, Capital Bank Corporation (which we refer to as “Capital Bank Sub”), a North Carolina state chartered bank and wholly-owned bank subsidiary of Capital Bank Financial, will merge with and into First Tennessee Bank National Association (which we refer to as “FTBNA”), a national bank and direct subsidiary of First Horizon, with FTBNA continuing as the surviving bank (which we refer to as the “bank merger”). A copy of the merger agreement is included in this joint proxy statement/ prospectus as Annex A.

The merger cannot be completed unless, among other things, Capital Bank Financial Class A common stockholders approve the proposal to adopt the merger agreement and First Horizon shareholders approve the proposal for issuance of shares of First Horizon common stock in connection with the merger, as described below under “—What will Capital Bank Financial common stockholders receive in the merger?”

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

We are delivering this document to you because it is a joint proxy statement being used by both Capital Bank Financial’s and First Horizon’s boards of directors to solicit proxies of their respective Class A common stockholders and common shareholders in connection with the adoption of the merger agreement, the issuance of shares of First Horizon common stock, and related matters.

In order to approve the issuance of shares of First Horizon common stock, First Horizon has called a special meeting of its shareholders. This document serves as a proxy statement for the First Horizon special meeting and describes the proposals to be presented at the First Horizon special meeting. Holders of First Horizon’s depositary shares (representing a 1/4000th interest in a share of non-cumulative perpetual preferred stock, series A), are not entitled to, and are not requested to, vote at the First Horizon special meeting.

Capital Bank Financial has also called a special meeting of its Class A common stockholders to adopt the merger agreement and approve related matters. This document serves as a proxy statement for the Capital Bank Financial special meeting and describes the proposals to be presented at the Capital Bank Financial special meeting. Holders of Capital Bank Financial Class B common stock are not entitled to, and are not requested to, vote at the Capital Bank Financial meeting.

Finally, this document is also a prospectus that is being delivered to all holders of Capital Bank Financial Class A or Class B common stock (which we refer to as the “Capital Bank Financial common stockholders”) because, in connection with the mergers, First Horizon is offering, in addition to cash consideration, shares of its common stock to Capital Bank Financial common stockholders.

This joint proxy statement/prospectus contains important information about the mergers and the other proposals being voted on at the First Horizon and Capital Bank Financial special meetings and important information to consider in connection with an investment in First Horizon common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending the applicable special meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What are First Horizon shareholders being asked to vote on at the First Horizon special meeting?

A:	First Horizon is soliciting proxies from its shareholders with respect to the following proposals:

•

a proposal to approve the issuance of shares of First Horizon common stock in connection with the merger as contemplated by the merger agreement (which we refer to as the “First Horizon stock issuance proposal”); and

•

a proposal to adjourn the First Horizon special meeting, if necessary or appropriate, to solicit additional proxies in favor of the First Horizon stock issuance proposal (which we refer to as the “First Horizon adjournment proposal”).

Q:	What are Capital Bank Financial Class A common stockholders being asked to vote on at the Capital Bank Financial special meeting?

A:	Capital Bank Financial is soliciting proxies from its Class A common stockholders with respect to the following proposals:

•	a proposal to adopt the merger agreement (which we refer to as the “Capital Bank Financial merger proposal”);

•

a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Capital Bank Financial may receive in connection with the merger pursuant to existing agreements or arrangements with Capital Bank Financial (which we refer to as the “Capital Bank Financial compensation proposal”); and

•

a proposal to adjourn the Capital Bank Financial special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Capital Bank Financial merger proposal (which we refer to as the “Capital Bank Financial adjournment proposal”).

Q:	What will Capital Bank Financial common stockholders receive in the merger?

A:

If the merger is completed, each share of Class A common stock and each share of Class B non-voting common stock, par value $0.01 per share, of Capital Bank Financial (which we refer to as the “Class B common stock” and, together with the Class A common stock, the “Capital Bank Financial common stock”) will be converted into the right to receive, either

(i)

an amount in cash (which we refer to as the “per share cash consideration”) equal to the sum of (A) $7.90 plus (B) the product of 1.75 multiplied by the average of the closing sale prices of a share of First Horizon common stock, on the New York Stock Exchange (which we refer to as the “NYSE”), as reported by The Wall Street Journal, for the ten full trading days ending on the day preceding the closing date of the merger (which we refer to as the “First Horizon share closing price”), or

(ii)

the number of shares of First Horizon common stock (which we refer to as the “per share stock consideration”) equal to the quotient (which we refer to as the “exchange ratio”) of (A) the per share cash consideration divided by (B) the First Horizon share closing price, in each case at the election of the applicable Capital Bank Financial common stockholder, subject to procedures applicable to oversubscription and undersubscription for cash consideration described below. We refer to the cash consideration and the stock consideration as the “merger consideration.” Although the per share cash consideration as calculated pursuant to clause (i) above is intended to equal the value of the per share stock consideration as calculated pursuant to clause (ii), because the calculations are based on an average of First Horizon’s stock price during the 10-day period ending on the day preceding the closing date of the merger, the values of the two forms of consideration at the closing of the merger are not likely to be the same.

First Horizon will not issue any fractional shares of First Horizon common stock in the merger. In lieu of fractional shares of First Horizon common stock, First Horizon will pay to each former Capital Bank Financial common stockholder who holds fractional shares an amount in cash equal to the fractional share that such shareholder would otherwise be entitled to receive (rounded to the nearest cent), determined by multiplying the First Horizon share closing price by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of First Horizon common stock that such shareholder would otherwise be entitled to receive.

The merger agreement provides that the cash component will equal $410,535,300.

The First Horizon share closing price will not be known at the time of the First Horizon and Capital Bank Financial special meetings and may be less than the current price or the price at the time of the applicable special meeting. Based on the closing sale price of a share of First Horizon common stock on the NYSE on May 2, 2017, which was $18.56 and the number of shares of Capital Bank Financial common stock outstanding on that date (which was 51,966,497), the per share consideration would have been $40.38 and the exchange ratio would have been 2.1756 and accordingly, approximately 20% of the shares of Capital Bank Financial common stock would have been converted into the right to receive the cash consideration and approximately 80% of such shares would have been converted into the right to receive the stock consideration. Based on the closing sale price of $[  ] for a share of First Horizon common stock on the NYSE on [  ], the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, and [  ] shares of Capital Bank Financial common stock outstanding on that date, the per share cash consideration would have been $[  ] and the exchange ratio would have been [  ] and accordingly, approximately [  ]% of the shares of Capital Bank Financial common stock would have been converted into the right to receive the cash consideration and approximately [  ]% of such shares would have been converted into the right to receive the stock consideration. Based on information as of such date, the aggregate number of First Horizon common stock to be issued as stock consideration would have been [  ] and, accordingly, approximately [  ]% of outstanding First Horizon common stock following the merger would have been held by stockholders that were holders of First Horizon common stock immediately prior to the effectiveness of the merger and approximately [  ]% of outstanding First Horizon common stock would have been held by shareholders that were Capital Bank Financial common stockholders immediately prior to the effectiveness of the merger.

We urge you to obtain current market quotations for First Horizon (trading symbol “FHN”) and Capital Bank Financial (trading symbol “CBF”).

Q:	Will Capital Bank Financial common stockholders receive the form of consideration they elect?

A:

A Capital Bank Financial common stockholder may not receive the form of consideration that such stockholder elects in the merger. The proration and adjustment procedures in the merger agreement will result, regardless of the elections made, in the total cash consideration being equal to the cash component. Accordingly, the number of shares of Capital Bank Financial common stock to be converted into the right to receive the cash consideration (which we refer to as the “cash conversion number”) will be determined by dividing the cash component by the per share cash consideration, and the balance of the shares will be converted into the right to receive the stock consideration. Pursuant to proration and adjustment procedures in the merger agreement, if the number of shares of Capital Bank Financial common stock for which a cash election has been made exceeds the cash conversion number, a pro rata portion of all those shares for which a cash election has been made will instead be converted into the right to receive the stock consideration. Similarly, if the number of shares of Capital Bank Financial common stock for which a cash election has been made is less than the cash conversion number, a pro rata portion of all the shares of Capital Bank Financial common stock for which a stock election has been made will instead be converted into the right to receive the cash consideration. In each case, outstanding shares of Capital Bank Financial common stock with respect to which no election has been made will be converted to the undersubscribed form of merger consideration first. The allocation of the consideration payable to Capital Bank Financial common stockholders in the merger will not be known until the results of the merger consideration elections made by Capital Bank Financial common stockholders are tallied, which will not occur until near or after the closing of the merger. See “The Merger Agreement—Merger Consideration” beginning on page [  ].

Q:	How will Capital Bank Financial common stockholders make their election to receive either the cash consideration or the stock consideration in the merger?

A:

An election form will be mailed to each holder of record of Capital Bank Financial common stock as of the business day immediately preceding the mailing. The mailing will occur at least 20 business days prior to the anticipated election deadline, which is expected to be 5:00 p.m. [  ] time on the date First Horizon and Capital Bank Financial expect to be two business days before the closing date. First Horizon will also make an election form available to each Capital Bank Financial common stockholder who requests such form before the election deadline. Each Capital Bank Financial common stockholder should complete and return the election form, along with Capital Bank Financial stock certificate(s) (or a properly completed notice of guaranteed delivery), according to the instructions included with the form. The election form will be provided to Capital Bank Financial common stockholders under separate cover and is not being provided with this document.

If you own shares of Capital Bank Financial common stock in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the bank, broker or other nominee holding your shares concerning how to make an election. If you do not send in the election form with your stock certificate(s) by the election deadline, you will be treated as though you had not made an election.

Q:	What happens if a Capital Bank Financial common stockholder does not make a valid election to receive either the cash consideration or the stock consideration?

A:

If a Capital Bank Financial common stockholder does not return a properly completed election form by the election deadline specified in the election form, such stockholder’s shares of Capital Bank Financial common stock will be considered “non-election” shares and will be converted into the right to receive the per share stock consideration or the per share cash consideration according to the allocation procedures specified in the merger agreement. Generally, in the event one form of merger consideration (i.e., cash or shares of First Horizon common stock) is undersubscribed, shares of Capital Bank Financial common stock for which no election was validly made will be allocated to that form of merger consideration before shares of Capital Bank Financial common stock electing the oversubscribed form of merger consideration will be allocated to the undersubscribed form of merger consideration pursuant to the proration and adjustment procedures. Accordingly, although electing one form of merger consideration will not guarantee you will receive that form of merger consideration for all of your shares of Capital Bank Financial common stock, in the event proration is necessary, electing shares will be allocated the undersubscribed form of consideration only after such consideration is allocated to “non-election” shares.

Q:	What will First Horizon shareholders receive in the merger?

A:

If the merger is completed, First Horizon shareholders will not receive any merger consideration and will continue to hold the shares of First Horizon stock that they currently hold. Following the merger, shares of First Horizon common stock will continue to be traded on the NYSE under the symbol “FHN.”

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:

Yes. Because the merger consideration includes a component based on the First Horizon share closing price, any changes in the market price of First Horizon common stock will have a corresponding effect on the amount of per share cash consideration. However, such changes will not affect the aggregate amount of cash consideration, which is fixed at $410,535,300. In addition, any change in the market price of First Horizon common stock prior to the completion of the merger will affect the value of the per share stock consideration.

Q:	How does the First Horizon board of directors recommend that I vote at the First Horizon special meeting?

A:	The First Horizon board of directors recommends that you vote “FOR” the First Horizon stock issuance proposal and “FOR” the First Horizon adjournment proposal.

Q:	How does the Capital Bank Financial board of directors recommend that I vote at the Capital Bank Financial special meeting?

A:

The Capital Bank Financial board of directors recommends that you vote “FOR” the Capital Bank Financial merger proposal, “FOR” the Capital Bank Financial compensation proposal, and “FOR” the Capital Bank Financial adjournment proposal.

Q:	When and where are the meetings?

A:	The First Horizon special meeting will be held at the Auditorium, First Tennessee Building, 165 Madison Avenue, Memphis, Tennessee on [ ], at [ ] local time.

The Capital Bank Financial special meeting will be held at [ ] on [ ], at [ ] local time.

Q:	What do I need to do now?

A:

After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the First Horizon special meeting and/or Capital Bank Financial special meeting, as applicable. If you are both a shareholder of First Horizon and a stockholder of Capital Bank Financial, you will need to vote your First Horizon and Capital Bank Financial shares separately and to submit a separate proxy card to each company. If you hold your shares in your name as a stockholder of record, you must complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank, broker or other holder of record, you must direct your bank, broker or other holder of record how to vote in accordance with the instructions you have received from your bank, broker or other holder of record. “Street name” holders who wish to vote in person at the First Horizon special meeting or Capital Bank Financial special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What constitutes a quorum for the First Horizon special meeting?

A:

The presence at the First Horizon special meeting, in person or by proxy, of holders of a majority of the outstanding shares of First Horizon common stock entitled to vote at the First Horizon special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the Capital Bank Financial special meeting?

A:

The presence at the Capital Bank Financial special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Capital Bank Financial Class A common stock entitled to vote at the Capital Bank Financial special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal at the First Horizon special meeting?

A:	First Horizon stock issuance proposal:

•	Standard: Approval of the First Horizon stock issuance proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the First Horizon special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the First Horizon special meeting, or fail to instruct your bank or broker how to vote with respect to the First Horizon stock issuance proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

First Horizon adjournment proposal:

•	Standard: Approval of the First Horizon adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the First Horizon special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the First Horizon special meeting, or fail to instruct your bank or broker how to vote with respect to the First Horizon adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Holders of First Horizon’s depositary shares (representing a 1/4000th interest in a share of non-cumulative perpetual preferred stock, series A), are not entitled to, and are not requested to, vote at the First Horizon special meeting.

Q:	What is the vote required to approve each proposal at the Capital Bank Financial special meeting?

A:	Capital Bank Financial merger proposal:

•

Standard: Approval of the Capital Bank Financial merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Capital Bank Financial Class A common stock.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the Capital Bank Financial merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Capital Bank Financial compensation proposal:

•

Standard: Approval of the Capital Bank Financial compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Capital Bank Financial special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Capital Bank Financial special meeting, or fail to instruct your bank or broker how to vote with respect to the Capital Bank Financial compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Capital Bank Financial adjournment proposal:

•

Standard: Approval of the Capital Bank Financial adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Capital Bank Financial special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Capital Bank Financial special meeting, or fail to instruct your bank or broker how to vote with respect to the Capital Bank Financial adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

First Horizon has entered into agreements (which we refer to as the “support agreements”) with (1) Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (which we refer to collectively as “Oak Hill Capital Partners”), (2) Crestview NAFH, LLC and Crestview Advisors, L.L.C. (which we refer to collectively as “Crestview Partners”) and (3) R. Eugene Taylor, Capital Bank Financial’s Chairman and Chief Executive Officer, pursuant to which each of Oak Hill Capital Partners, Crestview Partners and Mr. Taylor (which we refer to collectively as the “supporting stockholders”) has agreed, subject to certain exceptions, to vote all shares of Class A common stock beneficially owned by them in favor of approval of the Capital Bank Financial merger proposal. See “Support Agreements.”

Based on information set forth in filings made by the supporting stockholders with the SEC, as of [  ], 2017, the supporting stockholders beneficially owned, in the aggregate, [  ] shares of Capital Bank Financial Class A common stock.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for First Horizon or Capital Bank Financial to obtain the necessary quorum to hold their special meetings. In addition, if you are a holder of shares of Capital Bank Financial Class A common stock, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote will have the same effect as a vote “AGAINST” the Capital Bank Financial merger proposal.

Q:	What will happen if Capital Bank Class A common stockholders do not approve the Capital Bank Financial compensation proposal?

A:

Approval of the Capital Bank Financial compensation proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on First Horizon or Capital Bank Financial. If the merger is completed, the merger-related compensation may be paid to Capital Bank Financial’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if Capital Bank Financial Class A common stockholders fail to approve the Capital Bank Financial compensation proposal.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the merger agreement?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page [  ] of this joint proxy statement/prospectus. You also should read and carefully consider the risk factors of First Horizon and Capital Bank Financial included in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:

No. Your bank or broker cannot vote your shares without instructions from you. If your shares are held in “street name” through a bank, broker, or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to First Horizon or Capital Bank Financial, or by voting in person at the First Horizon special meeting or the Capital Bank Financial special meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other holder of record. Further, brokers, banks, or other holders of record who hold shares of First Horizon common stock or shares of Capital Bank Financial Class A common stock on behalf of their customers may not give a proxy to First Horizon or Capital Bank Financial to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other holders of record do not have discretionary voting power on these matters. If you are a Capital Bank Financial “street name” stockholder, failure to instruct your bank, broker, or other holder of record how to vote will have the same effect as a vote “AGAINST” the Capital Bank Financial merger proposal.

Q:	Can I attend the First Horizon and Capital Bank Financial special meetings and vote my shares in person?

A:

Yes. All holders of First Horizon common stock and Capital Bank Financial Class A common stock, including holders of record and holders who hold their shares through banks, brokers or any other holder of record, are invited to attend their respective special meetings. Holders of record of First Horizon common stock and Capital Bank Financial Class A common stock can vote in person at the First Horizon special meeting and Capital Bank Financial special meeting, respectively. If you are not a holder of record (i.e., if your shares are held for you in “street name”), you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank, or other holder of record, to be able to vote in person at the meetings. If you plan to attend a meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. First Horizon and Capital Bank Financial reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. Whether or not you intend to be present at the First Horizon special meeting or the Capital Bank Financial special meeting, you are urged to sign, date, and return your proxy card, or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting by ballot at the First Horizon special meeting or the Capital Bank Financial special meeting, as applicable.

Q:	Can I change my vote?

A:

First Horizon shareholders: Yes. If you are a holder of record of First Horizon common stock, you may change your vote at any time before your shares of First Horizon common stock are voted at the First Horizon special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to First Horizon’s corporate secretary, (3) attending the First Horizon special meeting in person, notifying the corporate secretary and voting by ballot at the First Horizon special meeting, or (4) voting by telephone or the Internet at a later time. Attendance at the First Horizon special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by First Horizon after the vote will not affect the vote. First Horizon’s corporate secretary’s mailing address is: Corporate Secretary, First Horizon National Corporation, P.O. Box 84, Memphis, Tennessee, 38101. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to change your vote.

Capital Bank Financial Class A common stockholders: Yes. If you are a holder of record of Capital Bank Financial Class A common stock, you may change your vote at any time before your shares of Capital Bank Financial Class A common stock are voted at the Capital Bank Financial special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Capital Bank Financial’s corporate secretary, (3) attending the Capital Bank Financial special meeting in person, notifying the corporate secretary and voting by ballot at the Capital Bank Financial special meeting, or (4) voting by telephone or the Internet at a later time. Attendance at the Capital Bank Financial special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Capital Bank Financial after the vote will not affect the vote. Capital Bank Financial’s corporate secretary’s mailing address is: Secretary, Capital Bank Financial Corp., 4725 Piedmont Row Drive, Suite 110, Charlotte, North Carolina 28210. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to change your vote.

Q:

Will Capital Bank Financial be required to submit the proposal to adopt the merger agreement to its stockholders even if the Capital Bank Financial board of directors has withdrawn, modified, or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the Capital Bank Financial special meeting, Capital Bank Financial is required to submit the proposal to adopt the merger agreement to its stockholders even if the Capital Bank Financial board of directors has withdrawn or modified its recommendation. Such a decision by the Capital Bank Financial board of directors would be disclosed.

Q:	What are the U.S. federal income tax consequences of the mergers to Capital Bank Financial common stockholders?

A:

The mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of First Horizon and Capital Bank Financial to complete the merger that each of First Horizon and Capital Bank Financial receives a legal opinion to that effect. Assuming the receipt and accuracy of these opinions, the tax consequences of the mergers to U.S. Capital Bank Financial common stockholders are as follows:

•

a holder who receives solely cash for shares of Capital Bank Financial common stock will recognize gain or loss equal to the difference between the amount of cash received by a holder of Capital Bank Financial common stock and such holder’s tax basis in such holder’s shares of Capital Bank Financial common stock;

•

a holder who receives solely shares of First Horizon common stock (or receives First Horizon common stock and cash solely in lieu of a fractional share) in exchange for shares of Capital Bank Financial common stock generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of fractional share of First Horizon common stock;

•

a holder who receives a combination of First Horizon common stock and cash (other than cash received instead of a fractional share of First Horizon common stock) in exchange for shares of Capital Bank Financial common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the First Horizon common stock and cash received by a holder pursuant to the merger exceeds such holder’s tax basis in its shares of Capital Bank Financial common stock, and (2) the amount of cash received by such holder pursuant to the merger (excluding any cash received in lieu of a fractional share of First Horizon common stock, as discussed below).

Gain or loss that Capital Bank Financial common stockholders recognize in connection with the mergers will generally constitute capital gain or loss and will constitute long-term capital gain or loss if such holders have held their Capital Bank Financial common stock for more than one year as of the effective date of the merger.

For more detailed information, please refer to “Material U.S. Federal Income Tax Consequences of the Mergers.”

The United States federal income tax consequences described above may not apply to all Capital Bank Financial common stockholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Are Capital Bank Financial common stockholders entitled to dissenters’ rights?

A:	Yes. Capital Bank Financial common stockholders are expected to be entitled to dissenters’ rights. For further information, see “The Mergers—Dissenters’ Rights in the Merger.”

Q:	If I am a Capital Bank Financial common stockholder, should I send in my Capital Bank Financial stock certificate(s) now?

A:

No. Please do not send in your Capital Bank Financial stock certificates with your proxy. You should submit your Capital Bank Financial stock certificates with your election form. Any Capital Bank Financial common stockholder who has not submitted their physical stock certificate(s) with a form of election will be sent materials after the merger closes to effect the exchange of their Capital Bank Financial common stock for the merger consideration. See “The Merger Agreement—Exchange of Shares; Elections as to Form of Consideration.”

Q:	Whom may I contact if I cannot locate my Capital Bank Financial stock certificate(s)?

A:

If you are unable to locate your original Capital Bank Financial stock certificate(s), you should contact American Stock Transfer & Trust Company, LLC, Capital Bank Financial’s transfer agent, at 3rd Floor, 6201 15th Avenue, Brooklyn, New York, NY 11219 or by telephone at (718) 921-8124.

Q:	What should I do if I receive more than one set of voting materials?

A:

First Horizon shareholders and Capital Bank Financial Class A common stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of First Horizon common stock and/or shares of Capital Bank Financial Class A common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of First Horizon common stock or Capital Bank Financial Class A common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both First Horizon common stock and Capital Bank Financial Class A common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of First Horizon common stock and/or Capital Bank Financial Class A common stock that you own.

Q:	Where can I find the voting results of the First Horizon and Capital Bank Financial special meetings?

A:

The preliminary voting results will be announced at the applicable special meeting. In addition, within four business days following certification of the final voting results, First Horizon and Capital Bank Financial will each file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	When do you expect to complete the merger?

A:

First Horizon and Capital Bank Financial expect to complete the merger in the fourth quarter of 2017. However, neither First Horizon nor Capital Bank Financial can assure you of when or if the merger will be completed. First Horizon must obtain the approval of First Horizon shareholders for the issuance of shares of First Horizon common stock at its special meeting, and Capital Bank Financial must obtain the approval of Capital Bank Financial Class A common stock holders to adopt the merger agreement at its special meeting. First Horizon and Capital Bank Financial must also obtain necessary regulatory approvals in addition to satisfying certain other closing conditions.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, Capital Bank Financial common stockholders will not receive any consideration for their shares of Capital Bank Financial common stock in connection with the merger. Instead, Capital Bank Financial will remain an independent, public company and Capital Bank Financial common stock will continue to be listed and traded on the NASDAQ Global

Select Market (which we refer to as the “NASDAQ”). In addition, if the merger agreement is terminated in certain circumstances, Capital Bank Financial may be required to pay a termination fee. See “The Merger Agreement—Termination Fee” for a complete discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Whom should I call with questions?

A:

First Horizon shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of First Horizon common stock, please contact First Horizon’s proxy solicitor, [

Capital Bank Financial common stockholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Capital Bank Financial Class A common stock, please contact Capital Bank Financial’s proxy solicitor, [  ].

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the mergers. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

In the Merger, Capital Bank Financial Common Stockholders Will Receive Either First Horizon Common Stock or Cash (page [  ])

First Horizon and Capital Bank Financial are proposing a strategic merger. If the merger is completed, each then-outstanding share of Capital Bank Financial common stock, with certain limited exceptions, will be converted into the right to receive either (i) an amount in cash equal to the sum of (A) $7.90 plus (B) the product of 1.75 multiplied by the First Horizon share closing price, or (ii) the number of shares of First Horizon common stock equal to the quotient of (A) the per share cash consideration divided by (B) the First Horizon share closing price, in each case at the election of the applicable Capital Bank Financial common stockholder, subject to procedures applicable to oversubscription and undersubscription for cash consideration. The aggregate amount of the cash consideration is fixed at $410,535,300.

As a result of the foregoing, based on the closing sale price of $[  ] for a share of First Horizon common stock on the NYSE on [  ], the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, and [  ] shares of Capital Bank Financial common stock outstanding on that date, the per share cash consideration would have been $[  ] and the exchange ratio would have been [  ] and accordingly, approximately [  ]% of the shares of Capital Bank Financial common stock would have been converted into the right to receive the cash consideration and approximately [  ]% of such shares would have been converted into the right to receive the stock consideration. Based on information as of such date, the aggregate number of shares of First Horizon common stock to be issued as stock consideration would have been [  ] and, accordingly, approximately [  ]% of outstanding shares of First Horizon common stock would have been held by shareholders that were Capital Bank Financial common stockholders immediately prior to the effectiveness of the merger.

No fractional shares of First Horizon common stock will be issued in connection with the merger. Capital Bank Financial common stockholders who would otherwise be entitled to a fraction of a share of First Horizon common stock upon completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the First Horizon share closing price, as further discussed in this joint proxy statement/prospectus.

First Horizon common stock is listed on the NYSE under the symbol “FHN” and Capital Bank Financial Class A common stock is listed on the NASDAQ under the symbol “CBF.” The following table shows the closing sale prices of First Horizon common stock and Capital Bank Financial Class A common stock as reported on the NYSE and NASDAQ, respectively, on March 14, 2017, the last full trading day before rumors of a transaction by Capital Bank Financial were reported by Bloomberg, on May 3, 2017, the last full trading day before the public announcement of the signing of the merger agreement, and on [  ], the last trading day before the date of this joint proxy statement/prospectus for which it was practicable to obtain information. The table also shows the implied value of the merger consideration payable for each share of Capital Bank Financial common stock on March 14, 2017, May 3, 2017 and [  ], calculated by multiplying the First Horizon share closing price by 1.75 and adding $7.90 in cash.

	First Horizon Common Stock		Capital Bank Financial Common Stock		Implied Value of One Share of Capital Bank Financial Common Stock
March 14, 2017		$19.34		$40.90		$41.75
May 3, 2017		$18.82		$42.05		$40.84
[ ], 2017	$	[ ]	$	[ ]	$	[ ]

The merger agreement governs the mergers. The merger agreement is included in this joint proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the mergers are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the mergers.

The Capital Bank Financial Board of Directors Recommends that Capital Bank Financial Class A Common Stockholders Vote “FOR” the Adoption of the Merger Agreement and the Other Proposals Presented at the Capital Bank Financial Special Meeting (page [  ])

The Capital Bank Financial board of directors has determined that the mergers, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of Capital Bank Financial and its stockholders, and has approved the merger agreement. The Capital Bank Financial board of directors recommends that Capital Bank Financial Class A common shareholders vote “FOR” the Capital Bank Financial merger proposal and “FOR” the other proposals presented at the Capital Bank Financial special meeting. For the factors considered by the Capital Bank Financial board of directors in reaching its decision to approve the merger agreement, see “The Mergers—Capital Bank Financial’s Reasons for the Merger; Recommendation of the Capital Bank Financial Board of Directors.”

The First Horizon Board of Directors Recommends that First Horizon Shareholders Vote “FOR” the First Horizon Stock Issuance Proposal at the First Horizon Special Meeting (page [  ])

The First Horizon board of directors has approved the mergers, the stock issuance and the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the mergers and the stock issuance, are advisable and in the best interests of First Horizon and its shareholders, and recommends that First Horizon shareholders vote “FOR” the First Horizon stock issuance proposal. For the factors considered by the First Horizon board of directors in reaching its decision to approve the merger agreement, see “The Mergers—First Horizon’s Reasons for the Merger; Recommendation of the First Horizon Board of Directors.”

Opinions of First Horizon’s Financial Advisors (page [  ] and Annexes C and D)

Barclays Capital Inc. (page [  ])

First Horizon engaged Barclays Capital Inc. (which we refer to as “Barclays”) to act as a financial advisor with respect to a possible purchase of Capital Bank Financial, pursuant to an engagement letter dated April 21, 2017. In deciding to approve the proposed merger, First Horizon’s board of directors considered the oral opinion of Barclays, confirmed by delivery of a written opinion, dated May 3, 2017, to First Horizon’s board of directors to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by First Horizon in the proposed merger was fair to First Horizon, from a financial point of view.

The full text of Barclays’ written opinion, dated as of May 3, 2017, is attached as Annex C to this joint proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety.

Morgan Stanley & Co. LLC (page [  ])

In connection with the merger, First Horizon retained Morgan Stanley & Co. LLC (which we refer to as “Morgan Stanley”) as one of its financial advisors to provide it with financial advisory services in connection with a possible acquisition of Capital Bank Financial, and, if requested by First Horizon, a financial opinion with respect thereto. Morgan Stanley rendered to the First Horizon board of directors at its special meeting on May 3, 2017, its oral opinion, confirmed by delivery of a written opinion dated May 3, 2017, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the merger consideration to be paid by First Horizon pursuant to the merger agreement was fair, from a financial point of view, to First Horizon.

The full text of the written opinion of Morgan Stanley, dated May 3, 2017, is attached as Appendix D and incorporated by reference into this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Shareholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the First Horizon board of directors and addresses only the fairness, from a financial point of view, to First Horizon of the merger consideration to be paid by First Horizon pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the merger agreement and does not constitute a recommendation to shareholders of First Horizon or stockholders of Capital Bank Financial as to how to vote at any shareholders meetings held with respect to the merger or any other matter or whether to take any other action with respect to the merger. In addition, the opinion does not in any manner address the price at which First Horizon common stock will trade following the consummation of the merger or at any time. The summary of Morgan Stanley’s opinion and the methodology that Morgan Stanley used to render its opinion set forth in this joint proxy statement/prospectus under the caption entitled “The Mergers—Opinions of First Horizon’s Financial Advisors—Morgan Stanley & Co. LLC” is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

Opinion of Capital Bank Financial’s Financial Advisor (page [  ] and Annex E)

At the May 3, 2017 meeting at which Capital Bank Financial’s board of directors considered and approved the merger agreement, Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler O’Neill”) delivered to the Capital Bank Financial board of directors its oral opinion, which was subsequently confirmed in writing on May 3, 2017, to the effect that, as of such date, the merger consideration was fair to the holders of Capital Bank Financial common stock from a financial point of view.

The full text of Sandler O’Neill’s opinion is attached as Annex E to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. Capital Bank Financial common stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Capital Bank Financial’s board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of Capital Bank Financial as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger or what election to make regarding the per share stock consideration, the per share cash consideration or any combination thereof. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Capital Bank Financial common stock, without regard to differences between Capital Bank Financial Class A common stock and Capital Bank Financial Class B common stock, and did not address the relative fairness of the merger consideration between holders of Capital Bank Financial Class A common stock and holders of Capital Bank Financial Class B common stock, the allocation of the merger consideration between cash and First Horizon common stock or the relative fairness of the per share stock consideration and the per share cash consideration. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Capital Bank Financial or First Horizon, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder

Treatment of Capital Bank Financial Compensatory Equity Awards (page [  ])

Options. At the effective time of the merger, each outstanding option to purchase shares of Capital Bank Financial common stock will fully vest (to the extent unvested) and be assumed by First Horizon and converted into an option to purchase a number of shares of First Horizon common stock (rounded down to the nearest whole share) equal to the number of shares of Capital Bank Financial common stock underlying the Capital Bank Financial option multiplied by the exchange ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per share of the Capital Bank Financial stock option divided by the exchange ratio. Except as described in the preceding sentence, each such First Horizon stock option will continue to have the same terms and conditions as applied to the corresponding Capital Bank Financial stock option immediately prior to the effective time of the merger.

Restricted Stock. At the effective time of the merger, each outstanding share of restricted stock of Capital Bank Financial will fully vest and be cancelled and converted into the right to receive an amount in cash equal to the per share cash consideration, less applicable tax withholdings.

For further information, see “The Merger Agreement—Treatment of Capital Bank Financial Compensatory Equity Awards.”

Capital Bank Financial Will Hold Its Special Meeting on [  ] (page [  ])

The Capital Bank Financial special meeting will be held at [  ] on [  ] at [  ], local time. At the Capital Bank Financial special meeting of Class A common stockholders, you will be asked to consider and vote upon the following matters:

•	the Capital Bank Financial merger proposal;

•	the Capital Bank Financial compensation proposal; and

•	the Capital Bank Financial adjournment proposal.

Only holders of record of Capital Bank Financial Class A common stock at the close of business on [  ] (which we refer to as the “Capital Bank Financial record date”) will be entitled to vote at the Capital Bank Financial special meeting. As of the record date, there were [  ] shares of Capital Bank Financial Class A common stock outstanding and entitled to vote at the Capital Bank Financial special meeting, held by approximately [  ] holders of record. Each share of Capital Bank Financial Class A common stock entitles the holder to one vote at the Capital Bank Financial special meeting on each proposal to be considered at the Capital Bank Financial special meeting.

Each of R. Eugene Taylor, the Chairman and Chief Executive Officer of Capital Bank Financial, who as of the Capital Bank Financial record date had the right to vote approximately [  ], or approximately [  ]%, of the outstanding shares of Capital Bank Financial Class A common stock, Crestview Partners, which as of the Capital Bank Financial record date had the right to vote approximately [  ], or approximately [  ]%, of the outstanding shares of Capital Bank Financial Class A common stock and Oak Hill Capital Partners, which as of the Capital Bank Financial record date had the right to vote approximately [  ], or approximately [  ]%, of the outstanding shares of Capital Bank Financial Class A common stock, has agreed, subject to certain exceptions, to vote his or its shares of Capital Bank Financial Class A common stock in favor of approval of the Capital Bank Financial merger proposal.

For further information, see “The Capital Bank Financial Special Meeting” and “Support Agreements.”

First Horizon Will Hold Its Special Meeting on [  ] (page [  ])

The special meeting of First Horizon shareholders will be held at the Auditorium, First Tennessee Building, 165 Madison Avenue, Memphis, Tennessee on [  ], at [  ], local time. At the First Horizon special meeting, First Horizon shareholders will be asked to approve the First Horizon stock issuance proposal and the First Horizon adjournment proposal.

Only holders of record of First Horizon common stock at the close of business on [  ] (which we refer to as the “First Horizon record date”) are entitled to receive notice of and to vote at the First Horizon special meeting. As of the First Horizon record date, there were [  ] shares of First Horizon common stock outstanding and entitled to vote at the First Horizon special meeting, held by approximately [  ] holders of record. Each share of First Horizon common stock entitles the holder to one vote at the First Horizon special meeting on each proposal to be considered at the First Horizon special meeting.

For further information, see “The First Horizon Special Meeting.”

Capital Bank Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote Vote Required; Treatment of Abstentions and Failure to Vote (page [  ])

Capital Bank Financial merger proposal:

•

Standard: Approval of the Capital Bank Financial merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Capital Bank Financial Class A common stock.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the Capital Bank Financial merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Capital Bank Financial compensation proposal:

•

Standard: Approval of the Capital Bank Financial compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Capital Bank Financial special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Capital Bank Financial special meeting, or fail to instruct your bank or broker how to vote with respect to the Capital Bank Financial compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Capital Bank Financial adjournment proposal:

•

Standard: Approval of the Capital Bank Financial adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Capital Bank Financial special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Capital Bank Financial special meeting, or fail to instruct your bank or broker how to vote with respect to the Capital Bank Financial adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

For further information, see “The Capital Bank Financial Special Meeting—Required Vote; Treatment of Abstentions and Failure to Vote.”

First Horizon Special Meeting Proposal: Required Vote; Treatment of Abstentions and Failure to Vote (page [  ])

First Horizon stock issuance proposal:

•	Standard: Approval of the First Horizon stock issuance proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the First Horizon special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the First Horizon special meeting, or fail to instruct your bank or broker how to vote with respect to the First Horizon stock issuance proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

First Horizon adjournment proposal:

•	Standard: Approval of the First Horizon adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the First Horizon special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the First Horizon special meeting, or fail to instruct your bank or broker how to vote with respect to the First Horizon adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

For further information, see “The First Horizon Special Meeting—Votes Required; Treatment of Abstentions and Failure to Vote.”

Material U.S. Federal Income Tax Consequences of the Mergers (page [  ])

The mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of First Horizon and Capital Bank Financial to complete the merger that each of First Horizon and Capital Bank Financial receives a legal opinion to that effect. Assuming the receipt and accuracy of these opinions, the tax consequences of the mergers to U.S. Capital Bank Financial common stockholders are as follows:

•

a holder who receives solely cash for shares of Capital Bank Financial common stock will recognize gain or loss equal to the difference between the amount of cash received by a holder of Capital Bank Financial common stock and such holder’s tax basis in such holder’s shares of Capital Bank Financial common stock;

•

a holder who receives solely shares of First Horizon common stock (or receives First Horizon common stock and cash solely in lieu of a fractional share) in exchange for shares of Capital Bank Financial common stock generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of fractional share of First Horizon common stock;

•

a holder who receives a combination of First Horizon common stock and cash (other than cash received instead of a fractional share of First Horizon common stock) in exchange for shares of Capital Bank Financial common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the First Horizon common stock and cash received by a holder pursuant to the merger exceeds such holder’s tax basis in its shares of Capital Bank Financial common stock, and (2) the amount of cash received by such holder pursuant to the merger (excluding any cash received in lieu of a fractional share of First Horizon common stock, as discussed below).

Gain or loss that Capital Bank Financial common stockholders recognize in connection with the mergers will generally constitute capital gain or loss and will constitute long-term capital gain or loss if such holders have held their Capital Bank Financial common stock for more than one year as of the effective date of the merger.

For more detailed information, please refer to “Material U.S. Federal Income Tax Consequences of the Mergers.”

The United States federal income tax consequences described above may not apply to all Capital Bank Financial common stockholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Capital Bank Financial’s Directors and Executive Officers Have Financial Interests in the Merger that Differ from Your Interests (page [  ])

Capital Bank Financial’s Class A common stockholders should be aware that Capital Bank Financial’s directors and executive officers have interests in the merger that are different from, or in addition to, interests of Capital Bank Financial Class A common stockholders generally. These interests include, among others, the treatment of outstanding Capital Bank Financial equity awards pursuant to the merger agreement, certain payments and benefits payable under employment or change in control agreements entered into with executive officers, and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger. These interests also include First Horizon’s agreement to appoint two then-current directors of Capital Bank Financial to the board of directors of the surviving corporation. The Capital Bank Financial board of directors was aware of and considered those interests, among other matters, in reaching its decisions to approve the merger agreement and the transactions contemplated thereby and to recommend the adoption of the merger agreement to Capital Bank Financial Class A common stockholders.

For a more detailed description of these interests, see “The Mergers—Interests of Capital Bank Financial’s Directors and Executive Officers in the Merger” beginning on page [  ].

Capital Bank Financial Common Stockholders Are Expected to Be Entitled to Assert Dissenters’ Rights (page [  ] and Annex F)

If the merger agreement is adopted by Capital Bank common shareholders, Capital Bank Financial common stockholders who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the Delaware General Corporation Law (which we refer to as the “DGCL”).

Specifically, under Section 262 of the DGCL, Capital Bank Financial common stockholders who (1) do not vote in favor of the Capital Bank Financial merger proposal, (2) are the record holders of such shares on the date on which they make a demand for appraisal and continue to hold such shares through the effective time of the merger, and (3) otherwise follow exactly the procedures set forth in Section 262 of the DGCL, will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery.

Each Capital Bank Financial common stockholder wishing to exercise the right to seek an appraisal of shares of Capital Bank Financial common stock must deliver to Capital Bank Financial a written demand for appraisal before the vote on the Capital Bank Financial merger proposal at the Capital Bank Financial special meeting and file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the merger.

The full text of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex F. In connection with the merger, any holder of shares of Capital Bank Financial common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review Annex F carefully. Failure to strictly comply with the requirements of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights under the DGCL. A stockholder who loses his, her, or its appraisal rights will be entitled to receive the merger consideration described in the merger agreement. Because of the complexity of the procedures for exercising appraisal rights, Capital Bank Financial believes that if a stockholder considers exercising such rights with respect to shares of Capital Bank Financial common stock, such stockholder should seek the advice of legal counsel.

Capital Bank Financial common stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined by the Delaware Court of Chancery could be more than, the same as, or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although Capital Bank Financial believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Capital Bank Financial nor First Horizon anticipate offering more than the merger consideration to any stockholder of Capital Bank Financial exercising appraisal rights, and each of Capital Bank Financial and First Horizon reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Capital Bank Financial common stock is less than the merger consideration.

For more information, see “The Mergers—Dissenters’ Rights in the Merger.”

Regulatory Approvals Required for the Merger (page [  ])

Subject to the terms of the merger agreement, First Horizon and Capital Bank Financial have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Federal Reserve Board (which we refer to as the “Federal Reserve”) and the Office of the Comptroller of the Currency (which we refer to as the “OCC”). On June 16, 2017, First Horizon and FTBNA, respectively, filed applications and notifications to obtain regulatory approvals from the Federal Reserve and the OCC.

Although neither First Horizon nor Capital Bank Financial knows of any reason why First Horizon cannot obtain these regulatory approvals in a timely manner, Capital Bank Financial and First Horizon cannot be certain when or if they will be obtained. For more information, see “The Mergers—Regulatory Approvals Required for the Merger.”

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page [  ])

First Horizon’s and Capital Bank Financial’s respective obligations to complete the merger are subject to the satisfaction or waiver of certain conditions, including: (1) the approval of the Capital Bank Financial merger proposal; (2) the approval of the First Horizon stock issuance proposal; (3) authorization for listing on the NYSE of the shares of First Horizon common stock to be issued in connection with the merger; (4) effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part; (5) the absence of any order, injunction, decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the bank merger or making the consummation of the merger illegal; (6) the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof; (7) subject to certain exceptions, the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed (and the receipt by each party of an officer’s certificate from the other party to such effect); (8) performance in all material respects by the other party of its obligations under the merger agreement (and the receipt by each party of an officer’s certificate from the other party to such effect); and (9) receipt by each of First Horizon and Capital Bank Financial of an opinion from its outside legal counsel to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither First Horizon nor Capital Bank Financial can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither First Horizon nor Capital Bank Financial has reason to believe that any of these conditions will not be satisfied. For more information, see “The Merger Agreement—Conditions to Complete the Merger.”

Termination of the Merger Agreement (page [  ])

The merger agreement can be terminated at any time prior to completion of the merger by mutual written consent of First Horizon and Capital Bank Financial or by either First Horizon or Capital Bank Financial in the following circumstances:

•

if any governmental entity issues a final and nonappealable denial of approval of the mergers or the bank merger or issues a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the mergers or the bank merger, unless the failure to obtain such approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•

if the merger has not been completed on or before May 3, 2018 (which we refer to as the “termination date”), unless the failure of the merger to be consummated by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement; and

•

subject to cure rights, if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party.

In addition, the merger agreement may be terminated by First Horizon if, (x) prior to approval of the Capital Bank Financial merger proposal, Capital Bank Financial or the Capital Bank Financial board of directors effects an adverse recommendation change, or materially breaches its obligations to hold a meeting of its stockholders to adopt and approve the merger agreement or not to solicit alternative acquisition proposals; or (y) a tender offer or exchange offer for 20% or more of the outstanding shares of Capital Bank Financial common stock is commenced, and the Capital Bank Financial board of directors recommends that the stockholders of Capital Bank Financial tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act.

For more information, see “The Merger Agreement—Termination of the Merger Agreement.”

Termination Fee (page [  ])

If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and adverse recommendation changes made by the Capital Bank Financial board of directors, Capital Bank Financial may be required to pay to First Horizon a termination fee equal to $85 million. This termination fee might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Capital Bank Financial from considering or proposing such an acquisition. For more information, see “The Merger Agreement—Termination Fee.”

The Rights of Capital Bank Financial Common Stockholders Will Change as a Result of the Mergers (page [  ])

The rights of Capital Bank Financial common stockholders will change as a result of the mergers due to differences in First Horizon’s and Capital Bank Financial’s governing documents. The rights of Capital Bank Financial common stockholders are governed by Delaware law and by the Capital Bank Financial certificate of incorporation and bylaws. Upon the completion of the mergers, Capital Bank Financial common stockholders will become common shareholders of First Horizon, and their rights will therefore be governed by Tennessee law and the First Horizon charter and bylaws.

See “Comparison of Shareholders’ Rights,” for a description of the material differences in shareholders’ rights under each of the First Horizon and Capital Bank Financial governing documents.

Information About the Companies (page [  ])

First Horizon

First Horizon National Corporation
165 Madison Avenue
Memphis, Tennessee 38103
Phone: (901) 523-4444

First Horizon is a Tennessee corporation headquartered in Memphis, Tennessee, with $29.6 billion in total assets as of March 31, 2017. First Horizon provides diversified financial services primarily through its principal subsidiary, FTBNA, and its other subsidiaries. FTBNA, a national banking association with principal offices in Memphis, Tennessee, received its charter in 1864. First Horizon’s subsidiaries have over 200 business locations in 21 U.S. states, excluding off-premises ATMs. Almost all of those locations are bank financial centers and FTN Financial offices.

First Horizon’s common stock is traded on the NYSE under the symbol “FHN.” Additional information about First Horizon and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus.

For more information, see “Where You Can Find More Information.”

Capital Bank Financial

Capital Bank Financial Corp.
4725 Piedmont Row Drive, Suite 110
Charlotte, NC 28210
Telephone: (704) 554-5901

Capital Bank Financial is a bank holding company incorporated in late 2009 with the goal of creating a regional banking franchise in the southeastern region of the United States through organic growth and acquisitions of other banks, including failed, underperforming and undercapitalized banks. Capital Bank Financial raised $955.6 million to make acquisitions through a series of private placements and an initial public offering of its common stock. Since its inception, Capital Bank Financial has acquired eight depository institutions, including certain assets and certain deposits of three failed banks from the FDIC. Capital Bank Financial has integrated its eight acquired institutions and combined them all onto a single scalable processing platform. As of March 31, 2017, Capital Bank Financial operates 193 branches in Florida, North and South Carolina, Tennessee and Virginia. Through its branches, Capital Bank Financial offers a wide range of commercial and consumer loans and deposits, as well as ancillary financial services.

Capital Bank Financial Class A common stock is currently listed on the NASDAQ under the symbol “CBF.” Additional information about Capital Bank Financial and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus.

For more information, see “Where You Can Find More Information.”

Merger Sub

Firestone Sub, Inc.
165 Madison Avenue
Memphis, Tennessee 38103
Phone: (901) 523-4444

Merger Sub is a Delaware corporation and a direct wholly-owned subsidiary of First Horizon. Merger Sub was incorporated on April 27, 2017, for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement.

For more information, see “Where You Can Find More Information.”

Risk Factors (page [  ])

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

Use of Non-GAAP Measures and Regulatory Measures that are not GAAP

Certain measures are included in this joint proxy statement/prospectus that are “non-GAAP,” meaning (under U.S. financial reporting rules) they are not presented in accordance with generally accepted accounting principles (“GAAP”) in the U.S. and also are not codified in U.S. banking regulations currently applicable to First Horizon. Although other entities may use calculation methods that differ from those used by First Horizon for non-GAAP measures, First Horizon’s management believes such measures are relevant to understanding the financial condition, capital position, and financial results of First Horizon and its business segments. Non-GAAP measures are reported to First Horizon’s management and board of directors through various internal reports.

Presentation of regulatory measures, some of which follow regulatory definitions rather than GAAP, provides a meaningful base for comparability to other financial institutions subject to the same regulations as First Horizon. Such measures are used by the various banking regulators in reviewing the performance, stability, and capital adequacy of financial institutions they regulate. Although not GAAP terms, these regulatory measures are not considered “non-GAAP” under U.S. financial reporting rules as long as their presentation conforms to regulatory standards. The regulatory measure used in this joint proxy statement/prospectus is common equity tier 1 ratio, generally defined as common equity less goodwill, other intangibles, and certain other required regulatory deductions divided by risk weighted assets (“RWA”), which is a measure of total on- and off-balance sheet assets adjusted for credit and market risk.

The non-GAAP measure presented in this joint proxy statement/prospectus is tangible common equity (“TCE”) to tangible assets (“TA”).

Refer to the tabular reconciliation of non-GAAP to GAAP measures and presentation of the most comparable GAAP items on page [  ] of this joint proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF FIRST HORIZON

The following table presents selected historical consolidated financial data for First Horizon as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. This information has been derived from First Horizon’s audited consolidated financial statements. The historical consolidated financial data as of and for the three months ended March 31, 2017 and 2016 has been derived from First Horizon’s unaudited consolidated condensed financial statements.

Financial data as of and for the three months ended March 31, 2017 and 2016 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period). Management of First Horizon believes that such data reflect all adjustments necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the three months ended March 31, 2017 and 2016 indicate results for any future periods.

The following information should be read in conjunction with the historical audited consolidated financial statements of First Horizon and the related notes, including those contained in its Annual Report on Form 10-K for the year ended December 31, 2016 and the historical unaudited consolidated financial statements of First Horizon and the related notes, including those contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for each such Annual Report and Quarterly Report, each of which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

(Dollars in millions, except per share data)	As of or for the Three Months Ended March 31, (unaudited)		As of or for the Years ended December 31,
	2017	2016	2016		2015		2014		2013		2012
Income/(loss) from continuing operations	$58.4	$52.2	$238.5		$97.3		$234.0		$37.8		$(15.5)
Income/(loss) from discontinued operations, net of tax	—	—	—		—		—		0.5		0.1
Net Income/(loss)	58.4	52.2	238.5		97.3		234.0		38.4		(15.4)
Income/(loss) available to common shareholders	54.0	47.8	220.8		79.7		216.3		21.1		(26.8)

Common Stock Data
Earnings/(loss) per common share from continuing operations	$0.23	$0.20	$0.95		$0.34		$0.92		$0.09		$(0.11)
Earnings/(loss) per common share	0.23	0.20	0.95		0.34		0.92		0.09		(0.11)
Diluted earnings/(loss) per common share from continuing operations	0.23	0.20	0.94		0.34		0.91		0.09		(0.11)
Diluted earnings/(loss) per common share	0.23	0.20	0.94		0.34		0.91		0.09		(0.11)
Cash dividend declared per common share	0.09	0.07	0.28		0.24		0.20		0.20		0.04
Book value per common share	10.05	9.68	9.90		9.42		9.35		8.87		9.05
Closing price of common stock per share:
High	20.76	14.19	20.61		16.20		13.91		12.55		10.89
Low	17.90	11.62	11.62		12.31		11.18		9.72		7.55
Year-End	N/A	N/A	20.01		14.52		13.58		11.65		9.91
Cash dividend per common share/year-end closing price	N/A	N/A	1.4%		1.7%		1.5%		1.7%		0.4%
Cash dividends per common share/diluted earnings per common share	39.1%	35.0%	29.8%		70.6%		22.0%		222.2%		(36.4)%
Price/earnings ratio	N/A	N/A	21.3	x	42.7	x	14.9	x	129.4	x	NM
Market capitalization	$4,326.8	$3,046.4	$4,674.8		$3,464.3		$3,180.7		$2,753.7		$2,414.1
Average shares (thousands)	233,076	234,651	232,700		234,189		234,997		237,972		248,349
Average diluted shares (thousands)	236,855	236,666	235,292		236,266		236,735		239,794		248,349
Period-end shares outstanding (thousands)	233,883	232,547	233,624		238,587		234,220		236,370		243,598
Volume of shares traded (thousands)	152,689	175,581	574,196		562,553		592,399		787,295		1,221,242

(Dollars in millions, except per share data)	As of or for the Three Months Ended March 31, (unaudited)		As of or for the Years ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Selected Average Balances
Total assets	$28,806.1	$26,618.7	$27,427.2	$25,636.0	$23,993.0	$24,399.9	$25,045.2
Total loans, net of unearned income	18,813.4	17,293.9	18,303.9	16,624.4	15,521.0	15,726.4	16,205.4
Securities available-for-sale	3,922.2	3,977.8	4,002.1	3,692.3	3,548.4	3,180.4	3,145.5
Earnings assets	26,616.3	24,403.6	25,180.1	23,456.2	21,825.2	21,772.0	22,224.8
Total deposits	22,819.3	19,936.8	20,898.8	18,753.7	16,401.7	16,340.2	16,212.0
Total term borrowings	1,039.7	1,310.4	1,130.2	1,557.2	1,591.0	1,942.3	2,323.7
Common equity	2,331.6	2,253.3	2,300.4	2,190.1	2,200.9	2,135.6	2,307.4
Total equity	2,722.7	2,644.4	2,691.5	2,581.2	2,592.0	2,518.8	2,602.5
Selected Period-End Balances
Total assets	$29,618.6	$26,963.7	$28,555.2	$26,192.6	$25,665.4	$23,782.4	$25,322.0
Total loans, net of unearned income	19,090.1	17,575.0	19,589.5	17,686.5	16,230.2	15,389.1	16,708.6
Securities available-for-sale	3,939.3	4,014.4	3,943.5	3,929.8	3,556.6	3,398.5	3,061.8
Earnings assets	27,289.8	24,700.0	26,280.2	23,971.5	23,470.9	21,168.4	22,424.8
Total deposits	23,479.8	20,327.8	22,672.4	19,967.5	18,068.9	16,735.0	16,629.7
Total term borrowings	1,035.0	1,323.7	1,040.7	1,312.7	1,877.3	1,737.8	2,223.7
Common equity	2,349.4	2,251.9	2,314.0	2,248.5	2,190.5	2,097.3	2,204.4
Total equity	2,740.5	2,642.9	2,705.1	2,639.6	2,581.6	2,488.4	2,499.5
Selected Ratios
Return on average common equity(a)(d)	9.40%	8.53%	9.60%	3.64%	9.83%	0.99%	(1.16)%
Return on average assets(b)(d)	0.82	0.79	0.87	0.38	0.98	0.16	(0.06)
Net interest margin(c)(d)	2.92	2.88	2.94	2.83	2.92	2.96	3.13
Allowance for loan losses to loans	1.06	1.16	1.03	1.19	1.43	1.65	1.66
Net charge-offs to average loans(d)	NM	0.21	0.10	0.19	0.31	0.50	1.14
Total period-end equity to period-end assets	9.25	9.80	9.47	10.08	10.06	10.46	9.87
Tangible common equity to tangible assets(e)	7.27	7.61	7.42	7.82	7.91	8.19	8.14
Common equity tier 1 ratio	10.20	10.33	9.94	10.45	N/A	N/A	N/A

N/A-not applicable

NM-not meaningful

(a)	Calculated using net income/(loss) available to common shareholders divided by average common equity.

(b)	Calculated using net income/(loss) divided by average assets.

(c)	Calculated using total net interest income adjusted for fully taxable equivalent assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

(d)	For the three months periods presented, each ratio is calculated using annualized year-to-date amounts.

(e)	Represents a non-GAAP measure. Reconciliation to total equity to total assets (GAAP) appears below.

Certain numbers may not add to total due to rounding.

Non-GAAP to GAAP Reconciliation

(Dollars in millions)	As of March 31, (unaudited)		As of December 31,
	2017	2016	2016	2015	2014	2013	2012
(A) Total equity (GAAP)	2,740.5	2,642.9	2,705.1	2,639.6	2,581.6	2,488.4	2,499.5
Less: Noncontrolling interest(a)	295.4	295.4	295.4	295.4	295.4	295.4	295.2
Less: Preferred Stock(a)	95.6	95.6	95.6	95.6	95.6	95.6	—

Total common equity	2,349.4	2,251.9	2,314.0	2,248.5	2,190.5	2,097.3	2,204.4
Less: Intangible assets (GAAP)(b)	211.2	216.2	212.4	217.5	175.5	163.9	156.9

(B) Tangible common equity (Non-GAAP)	2,138.2	2,035.7	2,101.6	2,031.0	2,015.1	1,933.4	2,047.4
(C) Total assets (GAAP)	29,618.6	26,963.7	28,555.2	26,192.6	25,665.4	23,782.4	25,322.0
Less: Intangible assets (GAAP)(b)	211.2	216.2	212.4	217.5	175.5	163.9	156.9

(D) Tangible assets (Non-GAAP)	29,407.4	26,747.5	28,342.8	25,975.1	25,490.0	23,618.5	25,165.1
(A)/(C) Total equity to total assets (GAAP)	9.25%	9.80%	9.47%	10.08%	10.06%	10.46%	9.87%
(B)/(D) Tangible common equity to tangible assets (Non-GAAP)	7.27%	7.61%	7.42%	7.82%	7.91%	8.19%	8.14%

(a)	Included in Total equity on the Consolidated Statements of Condition.

(b)	Includes goodwill and other intangible assets, net of amortization.

Certain numbers may not add to total due to rounding.

SELECTED HISTORICAL FINANCIAL DATA OF CAPITAL BANK FINANCIAL

The following table presents selected historical consolidated financial data for Capital Bank Financial as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. This information has been derived from Capital Bank Financial’s audited consolidated financial statements. The historical consolidated financial data as of and for the three months ended March 31, 2017 and 2016 has been derived from Capital Bank Financial’s unaudited consolidated financial statements.

Financial data as of and for the three months ended March 31, 2017 and 2016 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period). Management of Capital Bank Financial believes that such data reflect all adjustments necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the three months ended March 31, 2017 and 2016 indicate results for any future periods.

The selected historical consolidated financial information in the following tables as of and for the years ended December 31, 2016, 2015, 2014 and 2013, and the three months ended March 31, 2017 and 2016 include Capital Bank Financial’s results, including First National Bank, Metro Bank, Turnberry Bank, TIB Financial, Capital Bank Corp., Green Bankshares and Southern Community Financial, as well as the results of CommunityOne subsequent to October 26, 2016. The selected historical consolidated financial information in the following tables as of and for the year ended December 31, 2012 includes Capital Bank Financial’s results, including First National Bank, Metro Bank, Turnberry Bank, TIB Financial, Capital Bank Corp., Green Bankshares and Southern Community Financial, subsequent to October 1, 2012.

Because substantially all of Capital Bank Financial’s business is composed of acquired operations and because the operations of each acquired business were substantially changed in connection with its acquisition, Capital Bank Financial’s results of operations for the year ended December 31, 2012 reflect different operations in different periods (or portions of periods) and therefore cannot be meaningfully compared to later years. In addition, results of operations for these periods reflect, among other things, the acquisition method of accounting. Under the acquisition method of accounting, all of the assets acquired and liabilities assumed were initially recorded on Capital Bank Financial’s consolidated balance sheet at their estimated fair values as of the dates of acquisition. These estimated fair values differed substantially from the carrying amounts of the assets acquired and liabilities assumed as reflected in the financial statements of First National Bank, Metro Bank, Turnberry Bank, TIB Financial, Capital Bank Corp., Green Bankshares, Southern Community Financial and CommunityOne.

The following information should be read in conjunction with the historical audited consolidated financial statements of Capital Bank Financial and the related notes, including those contained in its Annual Report on Form 10-K for the year ended December 31, 2016 and the historical unaudited consolidated financial statements of Capital Bank Financial and the related notes, including those contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for each such Annual Report and Quarterly Report, each of which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

(Dollars in thousands)	As of or for the Quarter Ended (unaudited)		As of or for the Year Ended
	March 31, 2017	March 31, 2016	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Summary Results of Operations
Interest and dividend income	$92,937	$69,472	$297,726	$271,628	$270,782	$293,756	$294,280
Interest expense	10,821	8,105	34,398	27,499	24,722	30,181	39,056

Net interest income	82,116	61,367	263,328	244,129	246,060	263,575	255,224
Provision (reversal) for loan and lease losses	3,392	1,375	5,113	2,346	(589)	14,118	24,491

Net interest income after provision for loan and lease losses	78,724	59,992	258,215	241,783	246,649	249,457	230,733

Non-interest income	15,852	2,566	43,874	42,298	43,807	52,966	62,708
Non-interest expense	62,703	46,938	212,998	198,251	208,847	236,209	259,958

Income before income taxes	31,873	15,620	89,091	85,830	81,609	66,214	33,483
Income tax expense (benefit)	10,990	5,780	30,927	31,109	30,691	27,370	(21,542)

Net income before attribution of noncontrolling interests	20,883	9,840	58,164	54,721	50,918	38,844	55,025
Net income attributable to noncontrolling interests	—	—	—	—	—	—	4,534

Net income attributable to Capital Bank Financial Corp.	$20,883	$9,840	$58,164	$54,721	$50,918	$38,844	$50,491

Earnings per share:
Basic	$0.40	$0.23	$1.30	$1.21	$1.05	$0.74	$1.06

Diluted	$0.39	$0.22	$1.28	$1.18	$1.02	$0.73	$1.04

Summary Balance Sheet Data
Cash and cash equivalents	$160,547	$182,020	$309,055	$144,696	$188,135	$164,441	$734,874
Investment securities	1,604,666	1,127,826	1,380,000	1,112,847	995,265	1,156,887	1,006,744
Loans held for sale	4,980	8,070	12,874	10,569	5,516	8,012	11,276
Loans receivable:
Non-covered by FDIC loss sharing agreements	7,506,975	5,626,887	7,393,318	5,548,645	4,797,056	4,258,661	4,324,204
Covered by FDIC loss sharing agreements	—	—	—	73,502	197,647	285,356	400,010
Less: Allowance for loan and lease losses	43,891	45,263	43,065	45,034	50,211	56,851	57,262

Loans, net	7,463,084	5,581,624	7,350,253	5,577,113	4,944,492	4,487,166	4,666,952

Other real estate owned	51,050	48,505	53,482	52,776	77,626	129,396	154,093
FDIC indemnification asset	—	—	—	6,725	16,762	33,610	49,417
Receivable from FDIC	—	—	—	678	3,661	7,624	8,486
Goodwill and intangible assets, net	265,711	148,688	268,870	149,622	153,419	155,352	160,623
Other assets	548,004	383,065	556,123	394,453	446,534	475,073	514,488

Total Assets	$10,098,042	$7,479,798	$9,930,657	$7,449,479	$6,831,410	$6,617,561	$7,306,953

Deposits	8,092,607	5,939,733	7,880,628	5,860,210	5,255,100	5,185,063	5,872,868
Federal Home Loan Bank advances	490,650	400,849	545,701	460,898	296,091	96,278	1,460
Borrowings	138,397	102,528	135,613	98,187	163,088	163,411	221,938
Accrued expenses and other liabilities	68,457	39,695	76,668	43,919	53,557	60,021	55,344

Total liabilities	8,790,111	6,482,805	8,638,610	6,463,214	5,767,836	5,504,773	6,151,610
Total shareholders’ equity	1,307,931	996,993	1,292,047	986,265	1,063,574	1,112,788	1,155,343

Total Liabilities and Shareholders’ Equity	$10,098,042	$7,479,798	$9,930,657	$7,449,479	$6,831,410	$6,617,561	$7,306,953

(Dollars in thousands)	As of or for the Quarter Ended (unaudited)		As of or for the Year Ended December 31,
	March 31, 2017	March 31, 2016
			2016	2015	2014	2013	2012
Performance Ratios
Interest rate spread	3.58%	3.50%	3.49%	3.71%	4.09%	4.27%	4.27%
Net interest margin	3.73%	3.64%	3.63%	3.85%	4.21%	4.40%	4.42%
Return on average assets	0.84%	0.53%	0.73%	0.78%	0.77%	0.57%	0.83%
Return on average shareholders’ equity	6.43%	3.96%	5.46%	5.25%	4.70%	3.43%	5.25%
Return on average assets attributable to CBF	0.84%	0.53%	0.73%	0.78%	0.77%	0.57%	0.76%
Return on average shareholders’ equity attributable to CBF	6.43%	3.96%	5.46%	5.25%	4.70%	3.43%	4.82%
Efficiency ratio	64.00%	73.42%	69.33%	69.22%	72.05%	74.62%	81.77%
Average interest-earning assets to average interest-bearing liabilities	129.53%	129.54%	130.58%	131.69%	131.10%	126.44%	122.30%
Average loans receivable to average deposits	93.41%	95.66%	96.21%	95.59%	90.92%	83.44%	82.72%
Yield on interest-earning assets	4.21%	4.11%	4.10%	4.28%	4.64%	4.91%	5.09%
Cost of interest-bearing liabilities	0.63%	0.62%	0.61%	0.57%	0.55%	0.64%	0.82%
Asset and Credit Quality Ratios-Total Loans
Non-accrual loans	$13,608	$8,526	$11,449	$8,945	$9,484	$11,810	$14,011
Nonperforming loans	$57,969	$56,041	$63,667	$59,194	$121,137	$253,816	$352,070
Nonperforming loans to loans receivable	0.95%	1.15%	1.01%	1.21%	2.61%	5.84%	7.73%
Nonperforming assets to total assets	1.22%	1.51%	1.30%	1.63%	3.05%	5.98%	7.13%
Loans covered by FDIC loss sharing agreements to total gross loans	—%	—%	—%	1.30%	3.95%	6.27%	8.45%
ALLL to nonperforming assets	35.73%	39.97%	33.45%	37.13%	24.09%	14.36%	11.00%
ALLL to total gross loans	0.58%	0.80%	0.58%	0.80%	1.00%	1.25%	1.21%
Net charge-offs to average loans	0.14%	0.08%	0.12%	0.14%	0.13%	0.32%	0.05%
Capital Ratios
Total average shareholders’ equity to total average assets	13.11%	13.35%	13.37%	14.81%	16.36%	16.52%	15.84%
Tier 1 leverage ratio	11.63%	12.49%	12.22%	12.67%	14.28%	14.95%	13.65%
Tier 1 common equity capital ratio	12.20%	13.38%	12.40%	13.63%	N/A	N/A	N/A
Tier 1 risk-based capital ratio	13.45%	14.58%	13.49%	14.73%	18.00%	19.74%	19.92%
Total risk-based capital ratio	13.98%	15.32%	14.02%	15.47%	19.05%	21.00%	21.18%

UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION

The following table shows unaudited pro forma financial information about the financial condition and results of operations, including per share data, after giving effect to the merger between First Horizon and Capital Bank Financial as well as the purchase of assets and assumption of liabilities of Coastal Securities (“Coastal”) by First Horizon and other pro forma adjustments. The unaudited pro forma financial information assumes that the Capital Bank Financial merger and the Coastal purchase are accounted for under the acquisition method of accounting, and the assets and liabilities of Capital Bank Financial and Coastal will generally be recorded by First Horizon at their respective fair values as of the date the transactions were or are (as applicable) completed. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if the transactions had occurred on March 31, 2017. The unaudited pro forma condensed combined income statements for the three months ended March 31, 2017, and the year ended December 31, 2016, give effect to the transactions as if the transactions had become effective at January 1, 2016. The unaudited selected pro forma combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and related notes of First Horizon, which are incorporated in this joint proxy statement/prospectus by reference, the consolidated financial statements and related notes of Capital Bank Financial, which are incorporated in this joint proxy statement/prospectus by reference, and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus. See “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page [  ].

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors, including those discussed in the section entitled “Risk Factors” beginning on page [  ]. In addition, as explained in more detail in the accompanying notes to the “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page [  ], the preliminary allocation of the pro forma purchase prices reflected in the unaudited pro forma condensed combined financial information are subject to adjustment and may vary significantly from the actual purchase price allocations that will be recorded upon completion of the merger and asset purchase.

(Dollars in thousands)	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Statements of Income
Net interest income	$276,458	$1,014,357
Provision for loan losses	2,392	16,113

Net interest income after provision for loan losses	274,066	998,244
Noninterest income	145,050	638,493
Noninterest expense	298,884	1,197,791

Income from continuing operations before income taxes	120,232	438,946
Income taxes	39,160	139,472
Income from continuing operations	$81,072	$299,474

As of March 31, 2017
Balance Sheet
Investment securities	$5,555,158
Loans, net of unearned income	26,497,122
Total assets	40,381,149
Deposits	31,559,365
Term borrowings	1,210,636
Shareholders’ equity	4,050,823

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

The following table sets forth the basic earnings, diluted earnings, cash dividend, and book value per common share data for First Horizon and Capital Bank Financial on a historical basis and on a pro forma combined basis (inclusive of the pro forma impact of the Coastal purchase), for the three months ended March 31, 2017, and the basic earnings, diluted earnings and cash dividend per common share for the year ended December 31, 2016. The unaudited pro forma data was derived by combining the historical financial information of First Horizon, Coastal, and Capital Bank Financial using the acquisition method of accounting for business combinations, assumes the transactions are completed as contemplated and represents current estimates based on available information of the combined company’s results of operations. The unaudited pro forma data and equivalent per share information gives effect to the transactions as if the transactions had been effective on the dates presented in the case of the book value data, and as if the transactions had become effective on January 1, 2016, in the case of the earnings per share and dividends declared data. The pro forma financial adjustments record the assets and liabilities of Capital Bank Financial and Coastal at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analysis is performed.

The unaudited pro forma data below should be read in conjunction with First Horizon’s and Capital Bank Financial’s audited financial statements for the year ended December 31, 2016 and their respective unaudited financial statements for the three months ended March 31, 2017. This information is presented for illustrative purposes only. You should not rely on the unaudited pro forma data or equivalent amounts presented below as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of merger and integration-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page [  ].

	First Horizon (As reported)	Pro Forma First Horizon including Coastal(a)	Capital Bank Financial (As reported)	Pro Forma First Horizon including Coastal and Capital Bank Financial(a)	Per Equivalent Capital Bank Financial Share(b)
For the Three Months Ended March 31, 2017:
Basic earnings per share from continuing operations	$0.23	$0.25	$0.40	$0.24	$0.42
Diluted earnings per share from continuing operations	0.23	0.24	0.39	0.23	0.40
Cash dividends(c)	0.09	0.09	0.12	0.09	0.16
Book value at March 31, 2017(d)	10.45	10.45	25.17	12.49	21.86
For the Year Ended December 31, 2016:
Basic earnings per share from continuing operations	$0.95	$1.00	$1.30	$0.87	$1.52
Diluted earnings per share from continuing operations	0.94	0.99	1.28	0.86	1.51
Cash dividends(c)	0.28	0.28	0.42	0.28	0.49

(a)	Pro forma earnings per share are based on pro forma combined net income and pro forma combined weighted average common shares outstanding at the end of the period.

(b)	Pro forma per equivalent Capital Bank Financial share information is calculated based on pro forma combined information multiplied by the applicable exchange ratio of 1.75.

(c)	Pro forma dividends per share represents First Horizon’s historical dividends per share.

(d)	Book value per common share is calculated based on pro forma combined equity and pro forma combined common shares outstanding at the end of the period.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The table below sets forth, for the calendar quarter indicated, the high and low reported sales prices, as well as the dividend paid, per share of First Horizon common stock, which trades on the NYSE under the symbol “FHN,” and per share of Capital Bank Financial Class A common stock, which trades on the NASDAQ under the symbol “CBF.”

	First Horizon Common Stock			Capital Bank Financial Class A Common Stock
	High	Low	Dividend	High	Low	Dividend
2015
First Quarter	$14.86	$12.17	$0.06	$28.33	$23.41	$—
Second Quarter	16.00	13.95	0.06	30.50	26.65	—
Third Quarter	16.35	13.28	0.06	32.60	27.92	—
Fourth Quarter	15.47	11.97	0.06	35.95	28.73	0.10
2016
First Quarter	$14.27	$11.51	$0.07	$31.98	$27.12	$0.10
Second Quarter	14.77	12.46	0.07	32.24	28.28	0.10
Third Quarter	15.50	12.86	0.07	32.31	27.71	0.10
Fourth Quarter	20.76	14.60	0.07	40.00	29.22	0.12
2017
First Quarter	$20.84	$17.36	$0.09	$45.00	$37.60	$0.12
Second Quarter (through June 26, 2017)	$19.06	$16.91	—	$42.93	$36.95	—

The following table shows the closing sale prices of First Horizon common stock and Capital Bank Financial Class A common stock as reported on the NYSE and NASDAQ, respectively, on March 14, 2017, the last full trading day before rumors of a transaction by Capital Bank Financial were reported by Bloomberg, on May 3, 2017, the last full trading day before the public announcement of the signing of the merger agreement, and on [  ], the last trading day before the date of this joint proxy statement/prospectus for which it was practicable to obtain information. The table also shows the implied value of the merger consideration payable for each share of Capital Bank Financial common stock on March 14, 2017, May 3, 2017 and [  ].

	First Horizon Common Stock		Capital Bank Financial Common Stock		Implied Value of One Share of Capital Bank Financial Common Stock(1)
March 14, 2017		$19.34		$40.90		$41.75
May 3, 2017		$18.82		$42.05		$40.84
[ ], 2017	$	[ ]	$	[ ]	$	[ ]

(1)	Calculated by multiplying the First Horizon share closing price by 1.75 and adding $7.90 in cash. See “The Merger Agreement—Merger Consideration.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify such forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and Capital Bank Financial, and many of which, with respect to future business decisions and actions, are subject to change. Examples of uncertainties and contingencies include, among other important factors:

•

the possibility that the proposed mergers will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, including the emergence of compliance issues at First Horizon or Capital Bank Financial that could delay or preclude regulatory approval;

•

the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the state of the economy and competitive factors in the areas where First Horizon and Capital Bank Financial do business;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	First Horizon’s potential exposure to unknown or contingent liabilities of Capital Bank Financial;

•	changes in First Horizon’s stock price before closing, including as a result of the financial performance of Capital Bank Financial;

•	global, general, and local economic and business conditions, including economic recession or depression;

•	expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution;

•	market and monetary fluctuations, including fluctuations in mortgage markets;

•	inflation or deflation;

•	demand for First Horizon’s and Capital Bank Financial’s product offerings;

•

the actions of the SEC, the Financial Accounting Standards Board (FASB), the OCC, the Federal Reserve Board, the Federal Deposit Insurance Corporation (FDIC), the Financial Industry Regulatory Authority (FINRA), the U.S. Department of the Treasury (Treasury), the Municipal Securities Rulemaking Board (MSRB), the Consumer Financial Protection Bureau (CFPB), the Financial Stability Oversight Council (Council), the Public Company Accounting Oversight Board (PCAOB), and other regulators and agencies, including in connection with the regulatory approval process associated with the merger;

•	pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings;

•	current or future Executive Orders;

•	changes in laws and regulations applicable to First Horizon and Capital Bank Financial;

•	First Horizon’s and Capital Bank Financial’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing;

•	customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; and

•	other factors that may affect future results of First Horizon and Capital Bank, including factors previously disclosed in First Horizon’s and Capital Bank Financial’s reports filed with the SEC.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, First Horizon and Capital Bank Financial claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference into this joint proxy statement/prospectus. Except to the extent required by applicable law, neither First Horizon nor Capital Bank Financial undertakes to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the mergers or other matters addressed in this joint proxy statement/prospectus are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained or incorporated by reference in this joint proxy statement/prospectus, including First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2016 and Capital Bank Financial’s Annual Report on Form 10-K for the year ended December 31, 2016 as well as the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” First Horizon and Capital Bank Financial shareholders should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Additional risks and uncertainties not presently known to First Horizon or Capital Bank Financial or that are not currently believed to be important to their respective shareholders, if they materialize, also may adversely affect the mergers and First Horizon as the surviving entity of the mergers.

Risks Related to the Mergers and First Horizon’s Business Upon Completion of the Mergers

The price of First Horizon common stock might increase or decline prior to the completion of the merger, which could change the merger consideration and value of the stock consideration to be received by Capital Bank Financial common stockholders pursuant to the merger agreement. Further, at the First Horizon and Capital Bank Financial special meetings, neither First Horizon shareholders nor Capital Bank Financial Class A common stockholders will know the exact value of First Horizon common stock that will determine the merger consideration and that will be issued as stock consideration.

In the merger, each outstanding share of Capital Bank Financial common stock (except for specified shares of Capital Bank Financial common stock held by Capital Bank Financial or First Horizon and shares of Capital Bank Financial common stock held by shareholders who properly exercise dissenters’ rights) will be converted into the right to receive, either (i) an amount in cash equal to the sum of (A) $7.90 plus (B) the product of 1.75 multiplied by the First Horizon share closing price, or (ii) the number of shares of First Horizon common stock equal to the quotient of (A) the per share cash consideration divided by (B) the First Horizon share closing price, in each case at the election of the applicable Capital Bank Financial common stockholder, subject to procedures applicable to oversubscription and undersubscription for cash consideration.

The market price of First Horizon common stock at the time the merger is completed may vary significantly from the price on the date of the merger agreement, on the date this joint proxy statement/prospectus is mailed to Capital Bank Financial common stockholders, on the respective dates of the First Horizon special meeting and Capital Bank Financial special meeting, the election deadline by which Capital Bank Financial shareholders may elect to receive the cash consideration or the stock consideration and the date the merger is completed. Because the merger consideration includes a component based on the First Horizon share closing price, any changes in the market price of First Horizon common stock will have a corresponding effect on the amount of per share cash consideration. In addition, any change in the market price of First Horizon common stock prior to the completion of the merger will affect the value of the stock consideration, and there will be no adjustment to the merger consideration for changes in the market price of either shares of First Horizon common stock or shares of Capital Bank Financial common stock. See “Comparative Per Share Market Price and Dividend Information” for information about the prices of First Horizon common stock in prior periods.

In addition, because the date when the proposed mergers will be completed will be later than the date of the First Horizon and Capital Bank Financial special meetings, neither First Horizon shareholders nor Capital Bank Financial Class A common stockholders will know at the time they vote in the applicable special meeting the exact value of the First Horizon common stock that will determine the merger consideration and be issued as stock consideration. Accordingly, if the First Horizon share closing price is lower than the market price of First Horizon common stock on the date of the Capital Bank Financial special meeting, the merger consideration will be lower than what the merger consideration would have been at the time the Capital Bank Financial Class A common stockholders vote on the merger agreement proposal.

Stock price changes may result from a variety of factors that are beyond the control of First Horizon and Capital Bank Financial, including general market and economic conditions, regulatory considerations, changes in the industry, changes in First Horizon’s and Capital Bank Financial’s respective businesses, operations and prospects and market sentiment regarding banks generally and First Horizon’s entry into the merger agreement in particular. These factors may include:

•	operating results that vary from the expectations of First Horizon management or of securities analysts and investors;

•	developments in First Horizon’s business or in the financial services sector generally;

•	regulatory or legislative changes affecting First Horizon’s industry generally, including tax reform, or its business and operations or investor expectations regarding those changes;

•	operating and securities price performance of companies that investors consider to be comparable to First Horizon;

•	changes in estimates or recommendations by securities analysts or rating agencies;

•	announcements of strategic developments, acquisitions, dispositions, financings, and other material events by First Horizon or its competitors; and

•	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Holders are urged to obtain current market quotations for shares of First Horizon common stock and for shares of Capital Bank common stock.

The market price of First Horizon common stock after the mergers may be affected by factors different from those affecting the Capital Bank Financial common stock or First Horizon common stock currently.

Upon completion of the merger, Capital Bank Financial common stockholders who receive the stock consideration (either because they elect to receive stock consideration or because of proration) will become holders of First Horizon common stock. First Horizon’s business differs from that of Capital Bank Financial and, accordingly, the results of operations of First Horizon and the market price of First Horizon common stock after the completion of the mergers may be affected by factors different from those currently affecting the independent results of operations of each of First Horizon and Capital Bank Financial. For example, the effects of changes in the economic and interest rate environment on the operating results of First Horizon’s fixed income business could differ significantly from the effects of such changes on Capital Bank Financial’s (or First Horizon’s) traditional banking businesses. For a discussion of the businesses of First Horizon and Capital Bank Financial and of some important factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Capital Bank Financial common stockholders may receive a form of merger consideration different from what they elect.

Although each Capital Bank Financial common stockholder may elect to receive either the cash consideration or the stock consideration in the merger, the aggregate amount of cash consideration will be fixed and equal $410,535,300. Accordingly, depending on the elections made by other Capital Bank Financial common stockholders, a Capital Bank Financial common stockholder might receive a portion of the merger consideration in the form such holder did not elect. See “The Merger Agreement—Merger Consideration.”

If a Capital Bank Financial common stockholder does not submit a properly completed and signed form of election to the exchange agent by the election deadline, then such holder will have no control over the type of merger consideration such holder may receive. Generally, in the event one form of merger consideration is undersubscribed, shares of Capital Bank Financial common stock for which no election has been validly made will be allocated to that form of merger consideration before shares of Capital Bank Financial common stock electing the oversubscribed form of merger consideration will be allocated the undersubscribed form of merger consideration pursuant to the proration and adjustment procedures set forth in the merger agreement. Accordingly, while electing one form of merger consideration will not guarantee a Capital Bank Financial common stockholder will receive that form of merger consideration for all of such holder’s shares of Capital Bank Financial common stock, in the event proration is necessary, electing shares will have a priority over “non-election” shares.

No fractional shares of First Horizon common stock will be issued in the merger, and Capital Bank Financial common stockholders will receive cash in lieu of any fractional shares of First Horizon common stock.

If you deliver shares of Capital Bank Financial common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

If you are a holder of Capital Bank Financial common stock and want to elect to receive the cash consideration or stock consideration in the merger, you will have to deliver your stock certificate(s), if any, and a properly completed form of election by the election deadline. Following the delivery of a completed form of election, you will not be able to transfer such shares unless you revoke your election before the election deadline by providing written notice to the exchange agent. If you do not revoke your election before the election deadline, you will not be able to liquidate your investment in Capital Bank Financial common stock for any reason until you receive the merger consideration. In the time between the election deadline and the closing of the merger, the trading price of First Horizon common stock or Capital Bank Financial common stock may decrease, and you might otherwise want to sell your shares of Capital Bank Financial common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to events not within the control of First Horizon or Capital Bank Financial, such as delays in obtaining regulatory approvals.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on First Horizon following the mergers.

Before the mergers and the bank merger may be completed, First Horizon and Capital Bank Financial must obtain approvals from the Federal Reserve and the OCC. Other approvals, waivers, or consents from regulators may also be required. In determining whether to grant these approvals, the relevant governmental entities consider a variety of factors, including the regulatory standing of each party, the effect of the mergers and the bank merger on competition and the factors described under “The Mergers—Regulatory Approvals Required for the Merger.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay receipt of approval. The relevant governmental entities may impose conditions, limitations, obligations or restrictions on the conduct of First Horizon’s business following the mergers or require branch divestitures. There can be no assurance that relevant government entities will not impose conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of the mergers or the bank merger, or reduce the anticipated benefits of the mergers or the bank merger. Additionally, the completion of the mergers and the bank merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of the mergers or bank merger.

The processing time for obtaining regulatory approvals for bank mergers, particularly for larger institutions and protested applications, has increased since the financial crisis.

In a recent approval order, the Federal Reserve has stated that if material weaknesses or other significant issues are identified by examiners during processing of an application, a banking organization will be required to withdraw its application pending resolution of any related supervisory concerns. Accordingly, if there is an adverse development in either party’s regulatory standing, First Horizon may be required to withdraw the application for approval of the proposed mergers and, if possible, resubmit it after the applicable supervisory concerns have been resolved. In such an event, it may not be possible to obtain regulatory approval before May 3, 2018, which is the termination date of the merger. See “The Mergers—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Termination of the Merger Agreement.”

The success of the mergers and the bank merger and integration of First Horizon and Capital Bank Financial will depend on a number of uncertain factors.

The success of the mergers and the bank merger will depend on a number of factors, including, without limitation:

•	First Horizon’s ability to integrate the business acquired from Capital Bank Sub in the merger (which we refer to as the “acquired business”) into FTBNA’s current operations;

•

First Horizon’s ability to limit the outflow of deposits held by its new customers in the acquired business and to successfully retain and manage interest-earning assets and relationships (i.e., loans) acquired in the mergers;

•	First Horizon’s ability to control the incremental non-interest expense from the acquired business in a manner that enables it to maintain a favorable overall efficiency ratio;

•	First Horizon’s ability to retain and attract the key employees and other personnel of Capital Bank Financial;

•	First Horizon’s ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired business; and

•	First Horizon’s ability to retain the customer relationships from the acquired business.

Integrating the acquired business will be an operation of substantial scope and expense, and may be affected by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts will also divert First Horizon’s management’s attention and resources for a time. No assurance can be given that First Horizon will be able to integrate the acquired business successfully. First Horizon may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired business will not adversely affect First Horizon’s existing profitability, that First Horizon will be able to achieve results in the future similar to those achieved by its existing banking business, or that First Horizon will be able to manage any growth resulting from the mergers effectively.

Combining First Horizon and Capital Bank Financial may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the mergers and the bank merger may not be realized.

First Horizon and Capital Bank Financial have operated and, until the completion of the mergers, will continue to operate, independently. The success of the mergers and the bank merger, including anticipated benefits and cost savings, will depend, in part, on First Horizon’s ability to successfully combine and integrate the businesses of First Horizon and Capital Bank Financial. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses, or inconsistencies in standards, controls, procedures, and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors, and employees or to achieve the anticipated benefits and cost savings of the mergers and the bank merger. The loss of key employees could adversely affect First Horizon’s ability to successfully conduct its business, which could have an adverse effect on First Horizon’s financial results and the value of its common stock. If First Horizon experiences difficulties with the integration process and attendant systems conversion, the anticipated benefits of the mergers and the bank merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause First Horizon and/or Capital Bank Financial to lose customers or cause customers to remove their accounts from First Horizon and/or Capital Bank Financial and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Capital Bank Financial and First Horizon during this transition period and for an undetermined period after completion of the mergers and the bank merger on First Horizon. In addition, the actual cost savings of the mergers and the bank merger could be less than anticipated.

The unaudited pro forma financial statements included in this document are preliminary and the actual financial condition and results of operations of First Horizon after the mergers may differ materially.

The unaudited pro forma financial statements included in this document are presented for illustrative purposes only and are not necessarily indicative of what First Horizon’s actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma condensed combined consolidated financial statements reflect adjustments, which are based upon preliminary estimates, to generally record the Capital Bank Financial identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the valuations of the assets and liabilities of Capital Bank Financial as of the date of the completion of the mergers. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.”

Capital Bank Financial’s directors and executive officers have interests in the merger that may differ from the interests of Capital Bank Financial’s common stockholders.

Capital Bank Financial’s common stockholders should be aware that certain of Capital Bank Financial’s directors and executive officers have agreements or arrangements that provide them with interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other Capital Bank Financial common stockholders. Capital Bank Financial’s board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend to Capital Bank Financial’s Class A common stockholders that they vote for the Capital Bank Financial merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger. For a more complete description of these interests, see “The Mergers—Interests of Capital Bank Financial’s Directors and Executive Officers in the Merger.”

Termination of the merger agreement could negatively affect Capital Bank Financial or First Horizon.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the mergers and the bank merger. Those conditions include, but are not limited to, the following: the approval of the merger agreement proposal by Capital Bank Financial Class A common stockholders, the approval of the First Horizon stock issuance proposal by First Horizon shareholders, the receipt of all required regulatory approvals, the accuracy (at the effective time) of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), First Horizon’s and Capital Bank Financial’s performance of their respective obligations under the merger agreement in all material respects and each of First Horizon’s and Capital Bank Financial’s receipt of an opinion to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

These or other conditions to the mergers may not be satisfied or waived and, accordingly, the mergers may not be completed.

In addition, if the merger is not completed by the termination date designated in the merger agreement, either First Horizon or Capital Bank Financial may choose to terminate the merger agreement, and the parties can mutually decide to terminate the merger agreement at any time. In addition, First Horizon and Capital Bank Financial may elect to terminate the merger agreement in certain other circumstances. If the merger agreement is terminated, there may be various consequences. For example, Capital Bank Financial’s or First Horizon’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, without realizing any of the anticipated benefits of completing the mergers. Additionally, if the merger agreement is terminated, the market price of Capital Bank Financial’s or First Horizon’s common stock could decline to the extent that the current market prices reflect a market assumption that the mergers will be completed. If the merger agreement is terminated under certain circumstances, Capital Bank Financial may be required to pay to First Horizon a termination fee of $85 million.

Capital Bank Financial and First Horizon will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on Capital Bank Financial or First Horizon. These uncertainties may impair Capital Bank Financial’s or First Horizon’s ability to attract, retain, and motivate key personnel until the mergers are completed, and could cause customers and others that deal with Capital Bank Financial or First Horizon to seek to change existing business relationships with Capital Bank Financial or First Horizon. Retention of certain employees by Capital Bank Financial or First Horizon may be challenging while the mergers are pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with Capital Bank Financial or First Horizon, Capital Bank Financial’s business or First Horizon’s business could be harmed. In addition, subject to certain exceptions, Capital Bank Financial has agreed to operate its business in the ordinary course prior to closing. See “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to Capital Bank Financial and First Horizon.

If the mergers are not completed, First Horizon and Capital Bank Financial will have incurred substantial expenses without realizing the expected benefits of the mergers.

Each of First Horizon and Capital Bank Financial has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement (including regulatory applications), as well as the costs and expenses of filing, printing, and mailing this joint proxy statement/prospectus, and all fees paid to the SEC in connection with the mergers. If the mergers are not completed, First Horizon and Capital Bank Financial would have to recognize these expenses without realizing the expected benefits of the mergers.

The merger agreement limits Capital Bank Financial’s ability to pursue acquisition proposals and requires Capital Bank Financial to pay a termination fee of $85 million under limited circumstances, including circumstances relating to acquisition proposals.

The merger agreement prohibits Capital Bank Financial from initiating, soliciting, knowingly encouraging, or knowingly facilitating certain third-party acquisition proposals. See “The Merger Agreement—Covenants and Agreements—Agreement Not to Solicit Other Offers.” The merger agreement also provides that Capital Bank Financial will be required to pay to First Horizon a termination fee in the amount of $85 million in the event that the merger agreement is terminated under certain circumstances, including a change of recommendation by the Capital Bank Financial board of directors. See “The Merger Agreement—Termination Fee.” These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Capital Bank Financial from considering or proposing such an acquisition.

The shares of First Horizon common stock to be received by Capital Bank Financial common stockholders as a result of the merger will have different rights from the shares of Capital Bank Financial common stock.

Upon completion of the merger, Capital Bank Financial common stockholders will become First Horizon shareholders and their rights as shareholders will be governed by the Tennessee Business Corporation Act and the First Horizon corporate charter and bylaws. The rights associated with Capital Bank Financial common stock are different from the rights associated with First Horizon common stock. See “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with First Horizon common stock.

Capital Bank Financial common stockholders and First Horizon shareholders will have a reduced ownership and voting interest in First Horizon after the merger and will exercise less influence over management.

Capital Bank Financial Class A common stockholders and First Horizon shareholders currently have the right to vote in the election of the board of directors and on other matters affecting Capital Bank Financial and First Horizon, respectively. Upon completion of the merger, each Capital Bank Financial common shareholder who receives shares of First Horizon common stock will become a shareholder of First Horizon, with a percentage ownership of First Horizon that is smaller than the shareholder’s percentage ownership of Capital Bank Financial. Based on the number of shares of First Horizon and Capital Bank Financial common stock outstanding on [  ], the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, and based on a First Horizon share closing price of $[  ], the Capital Bank Financial common stockholders, as a group, will receive in the merger shares of First Horizon common stock constituting approximately [  ]% of the outstanding shares of First Horizon common stock immediately after the merger, on a fully diluted basis. As a result, current First Horizon shareholders, as a group, will own approximately [  ]% of the outstanding shares of First Horizon common stock immediately after the merger, on a fully diluted basis. Because of this, Capital Bank Financial Class A common stockholders may have less influence on the management and policies of First Horizon than they now have on the management and policies of Capital Bank Financial, and current First Horizon shareholders may have less influence than they now have on the management and policies of First Horizon.

Sales of shares of First Horizon common stock after the completion of the transaction may cause the market price of First Horizon common stock to fall.

Based on the number of shares of Capital Bank Financial common stock outstanding on [  ], the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, and based on a First Horizon share closing price of $[  ], First Horizon would issue approximately [  ] shares of First Horizon common stock in connection with the merger. Capital Bank Financial common stockholders may decide not to hold the shares of First Horizon common stock they receive in the merger. Other Capital Bank Financial common stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell shares of First Horizon common stock that they receive in the merger. Such sales of First Horizon common stock could have the effect of depressing the market price for First Horizon common stock and may take place promptly following the merger.

The opinions of First Horizon’s and Capital Bank Financial’s financial advisors to the parties’ respective boards of directors were delivered prior to the signing of the merger agreement and do not reflect changes in circumstances since such opinions were delivered.

The opinions of First Horizon’s and Capital Bank Financial’s financial advisors to the parties’ respective boards of directors were delivered prior to the signing of the merger agreement. Changes in the operations and prospects of First Horizon or Capital Bank Financial, general market and economic conditions and other factors that may be beyond the control of First Horizon or Capital Bank Financial may significantly alter the value or prices of Capital Bank Financial or First Horizon shares of common stock by the time the merger is completed. The opinions do not speak as of the date of this joint proxy statement/prospectus, as of the time the merger will be completed, or as of any date other than the date of such opinions.

Capital Bank Financial common stockholders are expected to have appraisal rights in the merger.

If the merger agreement is adopted by Capital Bank common shareholders, Capital Bank Financial common stockholders who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. Neither Capital Bank Financial nor First Horizon can predict the number of Capital Bank Financial common stockholders who will seek appraisal of their shares. For more information, see “The Mergers—Dissenters’ Rights in the Merger.”

Lawsuits may be filed against Capital Bank Financial, First Horizon, their respective directors and Merger Sub challenging the merger, and an adverse ruling in such lawsuits may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Capital Bank Financial, First Horizon, their respective directors and Merger Sub may be named as defendants in putative class action lawsuits challenging the proposed transaction and seeking, among other things, equitable relief to enjoin consummation of the merger, rescission of the merger and/or rescissory damages. One of the conditions to the closing of the merger is that no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the bank merger shall be in effect. As such, if any such lawsuits are filed and any potential plaintiffs are successful in obtaining an injunction prohibiting the completion of the mergers or the bank merger on the agreed-upon terms, then such injunction may prevent the mergers from being completed or from being completed within the expected timeframe.

Risks Relating to First Horizon’s Business

You should read and consider risk factors specific to First Horizon’s business that will also affect First Horizon after the mergers. These risks are described in the sections entitled “Risk Factors” in First Horizon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Risks Relating to Capital Bank Financial’s Business

You should read and consider risk factors specific to Capital Bank Financial’s business that will also affect First Horizon after the mergers. These risks are described in the sections entitled “Risk Factors” in Capital Bank Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

THE CAPITAL BANK FINANCIAL SPECIAL MEETING

Date, Time, and Place of Meeting

The Capital Bank Financial special meeting will be held at [  ] on [  ] at [  ], local time.

Matters to Be Considered

At the Capital Bank Financial special meeting of Class A common stockholders, you will be asked to consider and vote upon the following matters:

•	the Capital Bank Financial merger proposal;

•	the Capital Bank Financial compensation proposal; and

•	the Capital Bank Financial adjournment proposal.

Recommendation of Capital Bank Financial’s Board of Directors

Capital Bank Financial’s board of directors has unanimously approved the merger agreement, has determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of Capital Bank Financial and its stockholders. Capital Bank Financial’s board of directors unanimously recommends that Capital Bank Financial Class A common stockholders vote “FOR” the Capital Bank Financial merger proposal, “FOR” the Capital Bank Financial compensation proposal, and “FOR” the Capital Bank Financial adjournment proposal. See “The Mergers—Capital Bank Financial’s Reasons for the Merger; Recommendation of the Capital Bank Financial Board of Directors” for a more detailed discussion of the Capital Bank Financial board of directors’ recommendation.

Capital Bank Financial Record Date and Quorum

Capital Bank Financial’s board of directors has fixed the close of business on [  ], as the record date for determining the Capital Bank Financial Class A common stockholders entitled to receive notice of and to vote at the Capital Bank Financial special meeting.

As of the record date, there were [  ] shares of Capital Bank Financial Class A common stock outstanding and entitled to vote at the Capital Bank Financial special meeting, held by approximately [  ] holders of record. Each share of Capital Bank Financial Class A common stock entitles the holder to one vote at the Capital Bank Financial special meeting on each proposal to be considered at the Capital Bank Financial special meeting.

The presence at the Capital Bank Financial special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Capital Bank Financial Class A common stock entitled to vote at the Capital Bank Financial special meeting will constitute a quorum for the transaction of business. All shares of Capital Bank Financial Class A common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Capital Bank Financial special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

Capital Bank Financial merger proposal:

•

Standard: Approval of the Capital Bank Financial merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Capital Bank Financial Class A common stock.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the Capital Bank Financial merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Capital Bank Financial compensation proposal:

•

Standard: Approval of the Capital Bank Financial compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Capital Bank Financial special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Capital Bank Financial special meeting, or fail to instruct your bank or broker how to vote with respect to the Capital Bank Financial compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Capital Bank Financial adjournment proposal:

•

Standard: Approval of the Capital Bank Financial adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Capital Bank Financial special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Capital Bank Financial special meeting, or fail to instruct your bank or broker how to vote with respect to the Capital Bank Financial adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Support Agreements

Each of R. Eugene Taylor, the Chairman and Chief Executive Officer of Capital Bank Financial, who as of the Capital Bank Financial record date had the right to vote approximately [  ], or approximately [  ]%, of the outstanding shares of Capital Bank Financial Class A common stock, Crestview Partners, which as of the Capital Bank Financial record date had the right to vote approximately [  ], or approximately [  ]%, of the outstanding shares of Capital Bank Financial Class A common stock and Oak Hill Capital Partners, which as of the Capital Bank Financial record date had the right to vote approximately [  ], or approximately [  ]%, of the outstanding shares of Capital Bank Financial Class A common stock, has agreed, subject to certain exceptions, to vote his or its shares of Capital Bank Financial Class A common stock in favor of approval of the Capital Bank Financial merger proposal.

Shares Held by Officers and Directors

As of the Capital Bank Financial record date, the directors and executive officers of Capital Bank Financial and their affiliates beneficially owned and were entitled to vote approximately [  ] shares of Capital Bank Financial Class A common stock representing approximately [  ]% of the shares of Capital Bank Financial Class A common stock outstanding on that date. As of the Capital Bank Financial record date, excluding shares held in fiduciary or agency capacity, First Horizon and its subsidiaries owned [  ] shares of Capital Bank Financial Class A common stock representing approximately [  ]% of the shares of Capital Bank Financial Class A common stock outstanding on that date.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to Capital Bank Financial common stockholders is accompanied by a form of proxy card with instructions for voting. If you hold stock in your name as a stockholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the Capital Bank Financial special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

All shares represented by valid proxies that Capital Bank Financial receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Capital Bank Financial merger proposal, “FOR” the Capital Bank Financial compensation proposal and “FOR” the Capital Bank Financial adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Capital Bank Financial special meeting or at any adjournment or postponement of the Capital Bank Financial special meeting. However, if other business properly comes before the Capital Bank Financial special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of Capital Bank Financial common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank, or other nominee that are represented at the Capital Bank Financial special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank, or other nominee holds your shares of Capital Bank Financial Class A common stock in “street name,” your broker, bank, or other nominee will vote your shares of Capital Bank Financial Class A common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank, or other nominee with this joint proxy statement/prospectus. Capital Bank Financial believes that the Capital Bank Financial merger proposal, the Capital Bank Financial compensation proposal and Capital Bank Financial adjournment proposal are “non-routine” proposals and your broker, bank, or other nominee can vote your shares of Capital Bank Financial Class A common stock only with your specific voting instructions.

Revocability of Proxies and Changes to a Capital Bank Financial Class A Common Stockholder’s Vote

If you hold your shares of Capital Bank Financial Class A common stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Capital Bank Financial’s corporate secretary, (3) attending the Capital Bank Financial special meeting in person, notifying the corporate secretary, and voting by ballot at Capital Bank Financial the special meeting, or (4) voting by telephone or the Internet at a later time.

Any Capital Bank Financial Class A common stockholder entitled to vote in person at the Capital Bank Financial special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Capital Bank Financial’s corporate secretary) of a stockholder at the Capital Bank Financial special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Capital Bank Financial Corp.
4725 Piedmont Row Drive, Suite 110
Charlotte, North Carolina 28210
Attention: Investor Relations
Telephone: (704) 554-5901

If your shares of Capital Bank Financial Class A common stock are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

Capital Bank Financial is soliciting your proxy in conjunction with the merger. Capital Bank Financial will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Capital Bank Financial will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Capital Bank Financial Class A common stock and secure their voting instructions. Capital Bank Financial has also made arrangements with [  ] to assist it in soliciting proxies and has agreed to pay [  ] approximately $[  ] plus reasonable expenses for these services.

Attending the Capital Bank Financial Special Meeting

All Capital Bank Financial Class A common stockholders, including holders of record and stockholders who hold their shares through banks, brokers, nominees, or any other holder of record, are invited to attend the Capital Bank Financial special meeting. Stockholders of record can vote in person at the Capital Bank Financial special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank, or other nominee, to be able to vote in person at the Capital Bank Financial special meeting. If you plan to attend the Capital Bank Financial special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Capital Bank Financial reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the Capital Bank Financial special meeting is prohibited without Capital Bank Financial’s express written consent.

Delivery of Proxy Materials to Stockholders Sharing an Address

As permitted by the Securities Exchange Act of 1934, as amended, only one copy of this joint proxy statement/prospectus is being delivered to multiple Capital Bank Financial common stockholders sharing an address unless Capital Bank Financial has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers, or other holders of record. On written or oral request to Capital Bank Financial’s proxy solicitor, [  ], at [  ], or toll-free at [  ]. Capital Bank Financial will deliver promptly a separate copy of this document to a stockholder at a shared address to which a single copy of the document was delivered.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Capital Bank Financial Class A common stock, please contact Capital Bank Financial Investor Relations at 4725 Piedmont Row Drive, Suite 110, Charlotte, North Carolina 28210 or call (704) 554-5901, or Capital Bank Financial’s proxy solicitor, [  ], at [  ], or toll-free at [  ].

CAPITAL BANK FINANCIAL PROPOSALS

PROPOSAL NO. 1: CAPITAL BANK FINANCIAL MERGER PROPOSAL

Capital Bank Financial is asking its stockholders to adopt the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger. Capital Bank Financial Class A common stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Capital Bank Financial board of directors unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is in the best interests of Capital Bank Financial and its stockholders. See “The Mergers—Capital Bank Financial’s Reasons for the Merger; Recommendation of the Capital Bank Financial Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Capital Bank Financial board of directors’ recommendation.

The Capital Bank Financial board of directors unanimously recommends that Capital Bank Financial Class A common stockholders vote “FOR” the Capital Bank Financial merger proposal.

PROPOSAL NO. 2: CAPITAL BANK FINANCIAL COMPENSATION PROPOSAL

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act, Capital Bank Financial is seeking non-binding, advisory approval from its Class A common stockholder of the compensation of Capital Bank Financial’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Mergers—Merger-Related Compensation for Capital Bank Financial’s Named Executive Officers.” The proposal gives Capital Bank Financial Class A common stockholders the opportunity to express their views on the merger-related compensation of Capital Bank Financial’s named executive officers. Accordingly, Capital Bank Financial is requesting its Class A common stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Capital Bank Financial’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Mergers—Merger-Related Compensation for Capital Bank Financial’s Named Executive Officers,” are hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on First Horizon or Capital Bank Financial. If the merger is completed, the merger-related compensation may be paid to Capital Bank Financial’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Capital Bank Financial Class A common stockholders fail to approve the advisory vote regarding merger-related compensation.

The Capital Bank Financial board of directors unanimously recommends that Capital Bank Financial Class A common stockholders vote “FOR” the Capital Bank Financial compensation proposal.

PROPOSAL NO. 3: CAPITAL BANK FINANCIAL ADJOURNMENT PROPOSAL

The Capital Bank Financial special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Capital Bank Financial merger proposal.

If, at the Capital Bank Financial special meeting, the number of shares of Capital Bank Financial Class A common stock present or represented and voting in favor of the Capital Bank Financial merger proposal is insufficient to approve such proposal, Capital Bank Financial intends to move to adjourn the Capital Bank Financial special meeting in order to solicit additional proxies for the approval of the merger agreement. In accordance with the Capital Bank Financial bylaws, a vote to approve the proposal to adjourn the Capital Bank Financial special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Capital Bank Financial special meeting to approve the Capital Bank Financial merger proposal may be taken in the absence of a quorum.

In this proposal, Capital Bank Financial is asking its stockholders to authorize the holder of any proxy solicited by the Capital Bank Financial board of directors on a discretionary basis to vote in favor of adjourning the Capital Bank Financial special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Capital Bank Financial Class A common stockholders who have previously voted.

The Capital Bank Financial board of directors unanimously recommends that Capital Bank Financial Class A common stockholders vote “FOR” the Capital Bank Financial adjournment proposal.

THE FIRST HORIZON SPECIAL MEETING

Date, Time, and Place of Meeting

The special meeting of First Horizon shareholders will be held at the Auditorium, First Tennessee Building, 165 Madison Avenue, Memphis, Tennessee on [  ], at [  ], local time.

Matters to Be Considered

At the First Horizon special meeting, First Horizon shareholders will be asked to consider and vote upon the First Horizon stock issuance proposal and the First Horizon adjournment proposal.

Recommendation of the First Horizon Board of Directors

The First Horizon board of directors unanimously recommends that you vote “FOR” the First Horizon stock issuance proposal and “FOR” the First Horizon adjournment proposal.

First Horizon Record Date and Quorum

The Executive & Risk Committee of First Horizon’s board of directors has fixed the close of business on [  ], as the record date for determining the holders of First Horizon common stock entitled to receive notice of and to vote at the First Horizon special meeting.

As of the First Horizon record date, there were [  ] shares of First Horizon common stock outstanding and entitled to vote at the First Horizon special meeting, held by approximately [  ] holders of record. Each share of First Horizon common stock entitles the holder to one vote at the First Horizon special meeting on each proposal to be considered at the First Horizon special meeting.

The presence, in person or by proxy, of holders of a majority of the outstanding shares of First Horizon common stock entitled to vote at the First Horizon special meeting constitutes a quorum for transacting business at the First Horizon special meeting. All shares of First Horizon common stock, whether present in person or represented by proxy, including abstentions, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the First Horizon special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

First Horizon stock issuance proposal:

1)	Standard: Approval of the First Horizon stock issuance proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the First Horizon special meeting.

2)

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the First Horizon special meeting, or fail to instruct your bank or broker how to vote with respect to the First Horizon stock issuance proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

First Horizon adjournment proposal:

3)	Standard: Approval of the First Horizon adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the First Horizon special meeting.

4)

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the First Horizon special meeting, or fail to instruct your bank or broker how to vote with respect to the First Horizon adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Holders of First Horizon’s depositary shares (representing a 1/4000th interest in a share of non-cumulative perpetual preferred stock, series A), are not entitled to, and are not requested to, vote at the First Horizon special meeting.

Shares Held by Officers and Directors

As of the First Horizon record date, the directors and executive officers of First Horizon and their affiliates owned, and were entitled to vote, [  ] shares of First Horizon common stock, representing approximately [  ]% of the shares of First Horizon common stock outstanding on that date. As of the First Horizon record date, excluding shares held in fiduciary or agency capacity, Capital Bank Financial and its subsidiaries owned [  ] shares of First Horizon common stock representing approximately [  ]% of the shares of First Horizon common stock outstanding on that date.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to First Horizon shareholders is accompanied by a form of proxy card with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the First Horizon special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

All shares represented by valid proxies that First Horizon receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the First Horizon stock issuance proposal and “FOR” the First Horizon adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the First Horizon special meeting or at any adjournment or postponement of the First Horizon special meeting. However, if other business properly comes before the First Horizon special meeting, the proxies will, in their discretion, vote upon such matters in their best judgment.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of First Horizon common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank, or other nominee that are represented at the First Horizon special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank, or other nominee holds your shares of First Horizon common stock in “street name,” your broker, bank, or other nominee will vote your shares of First Horizon common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank, or other nominee with this joint proxy statement/prospectus. First Horizon believes that the First Horizon stock issuance proposal and First Horizon adjournment proposal are “non-routine” proposals and your broker, bank, or other nominee can vote your shares of First Horizon common stock only with your specific voting instructions.

Revocability of Proxies and Changes to a First Horizon Shareholder’s Vote

If you are a holder of record of First Horizon common stock, you may change your vote at any time before your shares of First Horizon common stock are voted at the First Horizon special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to First Horizon’s corporate secretary, (3) attending the First Horizon special meeting in person, notifying the corporate secretary and voting by ballot at the First Horizon special meeting, or (4) voting by telephone or the Internet at a later time.

Any shareholder entitled to vote in person at the First Horizon special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying First Horizon’s corporate secretary) of a shareholder at the First Horizon special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

First Horizon National Corporation
P.O. Box 84
Memphis, Tennessee 38101
Attention: Corporate Secretary

If you have instructed a bank, broker, or other holder of record to vote your shares of First Horizon common stock, you must follow the directions you receive from your bank, broker, or other holder of record in order to change or revoke your vote.

Solicitation of Proxies

First Horizon is soliciting your proxy in conjunction with the mergers. First Horizon will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, First Horizon will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of First Horizon common stock and secure their voting instructions. First Horizon has also made arrangements with [  ] to assist it in soliciting proxies and has agreed to pay [  ] approximately $[  ] plus reasonable expenses for these services.

Attending the First Horizon Special Meeting

All First Horizon shareholders, including holders of record and shareholders who hold their shares of First Horizon common stock through banks, brokers, nominees, or any other holder of record, are invited to attend the First Horizon special meeting. Shareholders of record can vote in person at the First Horizon special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank, or other nominee, to be able to vote in person at the First Horizon special meeting. If you plan to attend the First Horizon special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. First Horizon reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the First Horizon special meeting is prohibited without First Horizon’s express written consent.

Delivery of Proxy Materials to Shareholders Sharing an Address

As permitted by the Securities Exchange Act of 1934, as amended, only one copy of this joint proxy statement/prospectus is being delivered to multiple First Horizon shareholders sharing an address unless First Horizon has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold their shares in “street name” can request further information on householding through their banks, brokers, or other holders of record. On written or oral request to First Horizon’s proxy solicitor, [  ], at [  ], or toll-free at [  ], First Horizon will deliver promptly a separate copy of this document to a shareholder at a shared address to which a single copy of the document was delivered.

Assistance

If you have any questions concerning the mergers, including the First Horizon stock issuance proposal, or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of First Horizon common stock, please contact Clyde A. Billings, Jr., First Horizon National Corporation, 165 Madison, 13th Floor, Memphis, TN 38103, telephone (901) 523-5679, or First Horizon’s proxy solicitor, [  ], at the following address or phone number: [  ], [  ], or toll-free: [  ].

FIRST HORIZON PROPOSALS

PROPOSAL NO. 1: FIRST HORIZON STOCK ISSUANCE PROPOSAL

First Horizon is asking its shareholders to approve the issuance of shares of First Horizon common stock in the merger pursuant to the merger agreement. Holders of First Horizon common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the First Horizon board of directors unanimously approved the mergers, stock issuance and the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the mergers, the bank merger, and the issuance of First Horizon common stock in the merger pursuant to the merger agreement, to be advisable and in the best interests of First Horizon and its shareholders. See “The Mergers—First Horizon’s Reasons for the Merger; Recommendation of the First Horizon Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the recommendation of the First Horizon board of directors.

The First Horizon board of directors unanimously recommends that First Horizon shareholders vote “FOR” the First Horizon stock issuance proposal.

PROPOSAL NO. 2: FIRST HORIZON ADJOURNMENT PROPOSAL

The First Horizon special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the First Horizon stock issuance proposal.

If, at the First Horizon special meeting, the number of shares of First Horizon common stock present or represented and voting in favor of the First Horizon stock issuance proposal is insufficient to approve such proposal, First Horizon intends to move to adjourn the First Horizon special meeting in order to solicit additional proxies for the approval of the First Horizon stock issuance proposal. Additionally, in accordance with First Horizon’s bylaws, if a quorum is not present or represented at a meeting of shareholders, the chairman of the meeting or the holders of a majority of the shares entitled to vote at the meeting who are present or represented at the meeting may adjourn the meeting until a quorum is obtained.

In this proposal, First Horizon is asking its shareholders to authorize the holder of any proxy solicited by the First Horizon board of directors on a discretionary basis to vote in favor of adjourning the First Horizon special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from First Horizon shareholders who have previously voted.

The First Horizon board of directors unanimously recommends that the First Horizon shareholders vote “FOR” the First Horizon adjournment proposal.

INFORMATION ABOUT THE COMPANIES

First Horizon

First Horizon National Corporation
165 Madison Avenue
Memphis, Tennessee 38103
Phone: (901) 523-4444

First Horizon is a Tennessee corporation headquartered in Memphis, Tennessee, with $29.6 billion in total assets as of March 31, 2017. First Horizon is registered as a bank holding company under the Bank Holding Company Act of 1956, and as a financial holding company under the provisions of the Gramm-Leach-Bliley Act and is supervised and regulated by the Federal Reserve. First Horizon provides diversified financial services primarily through its principal subsidiary, FTBNA, and its other subsidiaries. FTBNA, a national banking association with principal offices in Memphis, Tennessee, received its charter in 1864. First Horizon’s subsidiaries have over 200 business locations in 21 U.S. states, excluding off-premises ATMs. Almost all of those locations are bank financial centers and FTN Financial offices. As a national banking association, FTBNA is subject to supervision, regulation and examination by the OCC, its primary regulator. In addition, the deposits of FTBNA are insured up to allowable limits by, and FTBNA is subject to regulation by, the FDIC.

First Horizon’s common stock is traded on the NYSE under the symbol “FHN.” Additional information about First Horizon and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Capital Bank Financial

Capital Bank Financial Corp.
4725 Piedmont Row Drive, Suite 110
Charlotte, NC 28210
Telephone: (704) 554-5901

Capital Bank Financial is a bank holding company incorporated in late 2009 with the goal of creating a regional banking franchise in the southeastern region of the United States through organic growth and acquisitions of other banks, including failed, underperforming and undercapitalized banks. Capital Bank Financial raised $955.6 million to make acquisitions through a series of private placements and an initial public offering of its common stock. Since its inception, Capital Bank Financial has acquired eight depository institutions, including certain assets and certain deposits of three failed banks from the FDIC. As of March 31, 2017, Capital Bank Financial operates 193 branches in Florida, North and South Carolina, Tennessee and Virginia. Through its branches, Capital Bank Financial offers a wide range of commercial and consumer loans and deposits, as well as ancillary financial services.

Capital Bank Financial’s banking operations commenced on July 16, 2010, when it purchased $1.2 billion of assets and assumed $960.1 million of deposits of three failed banks from the FDIC. Capital Bank Financial did not pay the FDIC a premium for the deposits of the failed banks. In connection with these acquisitions, Capital Bank Financial entered into loss sharing agreements with the FDIC covering approximately $796.1 million of outstanding loans balances and real estate of the failed banks that it acquired. Under the loss sharing agreements, the FDIC agreed to absorb 80% of all credit losses and workout expenses on these assets which occurred prior to the expiration of the loss sharing agreements. On September 30, 2010, Capital Bank Financial invested $175.0 million in TIB Financial Corp., a publicly held financial services company that had total assets of $1.7 billion and operated 28 branches in southwest Florida and the Florida Keys. On January 28, 2011, Capital Bank Financial invested $181.1 million in Capital Bank Sub, a publicly held financial services company that had $1.7 billion in assets and operated 32 branches in central and western North Carolina. On September 7, 2011, Capital Bank Financial invested $217.0 million in Green Bankshares, Inc., a publicly held financial services company that had $2.4 billion in assets and operated 63 branches across East and middle Tennessee in addition to one branch in each of

Virginia and North Carolina. In addition, on October 1, 2012, Capital Bank Financial invested approximately $99.3 million in Southern Community Financial Corporation, a publicly held financial services company that had approximately $1.4 billion in assets and operated 22 branches in North Carolina. On October 26, 2016, Capital Bank Financial invested $340.5 million in CommunityOne Bancorp, a publicly held financial services company that had $2.4 billion in assets and operated 45 branches in North Carolina. Capital Bank Financial has integrated its eight acquired institutions and combined them all onto a single scalable processing platform.

Capital Bank Financial Class A common stock is currently listed on the NASDAQ under the symbol “CBF.” Additional information about Capital Bank Financial and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Merger Sub

Firestone Sub, Inc.
165 Madison Avenue
Memphis, Tennessee 38103
Phone: (901) 523-4444

Merger Sub is a Delaware corporation and a direct wholly-owned subsidiary of First Horizon. Merger Sub was incorporated on April 27, 2017, for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement.

THE MERGERS

The following discussion contains certain information about the mergers. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the mergers.

Terms of the Mergers

Each of First Horizon’s and Capital Bank Financial’s respective boards of directors has approved the merger agreement and the transactions contemplated thereby. The merger agreement provides for the merger of Merger Sub with and into Capital Bank Financial, with Capital Bank Financial remaining as the surviving entity. Such surviving entity will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into First Horizon in a second step merger, with First Horizon as the surviving entity. Immediately following the completion of the second step merger or at such later time as First Horizon may determine in its sole discretion, Capital Bank Sub will merge with and into FTBNA, with FTBNA continuing as the surviving bank.

Each share of Capital Bank Financial common stock issued and outstanding immediately prior to the completion of the merger (except for shares of Capital Bank Financial common stock that are held by stockholders who are entitled to and properly exercise appraisal rights in accordance with Section 262 of the DGCL and shares of Capital Bank Financial common stock held by Capital Bank Financial or First Horizon, with certain limited exceptions) will be converted into the right to receive either (i) an amount in cash equal to the sum of (A) $7.90 plus (B) the product of 1.75 multiplied by the First Horizon share closing price, or (ii) the number of shares of First Horizon common stock equal to the quotient of (A) the per share cash consideration divided by (B) the First Horizon share closing price, in each case at the election of the applicable Capital Bank Financial common stockholder, subject to procedures applicable to oversubscription and undersubscription for cash consideration. The aggregate amount of the cash consideration is fixed at $410,535,300.

No fractional shares of First Horizon common stock will be issued in connection with the merger. Capital Bank Financial common stockholders who would otherwise be entitled to a fraction of a share of First Horizon common stock upon completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the First Horizon share closing price. For a discussion of the treatment of awards outstanding under Capital Bank Financial’s equity incentive plans as of the effective time, see “The Merger Agreement—Treatment of Capital Bank Financial Compensatory Equity Awards.”

Capital Bank Financial Class A common stockholders are being asked to adopt the merger agreement and First Horizon shareholders are being asked to approve the issuance of First Horizon common stock in connection with the merger. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the mergers, including information about conditions to the completion of the merger and provisions for terminating or amending the merger agreement.

Background of the Merger

Each of Capital Bank Financial’s and First Horizon’s board of directors and senior management has considered and has regularly reviewed its strategic direction and business objectives, including by evaluating strategic growth opportunities, as part of its continuous efforts to enhance value for its shareholders and other constituencies. These considerations have focused on, among other things, prospects and developments in the regulatory environment, in the economy generally and in financial markets, for financial institutions generally and Capital Bank Financial and First Horizon, respectively, in particular, as well as conditions and ongoing consolidation in the financial services industry, and the benefits and risks to shareholders of strategic combinations compared to the benefits and risks of continued operation as a stand-alone bank, including the risks associated with competition, regulation, unpredictable market and credit risk, and rapid changes in technology.

From time to time, Capital Bank Financial has had general discussions with other financial institutions regarding the possibility of a potential future strategic transaction and has discussed this topic with representatives of Sandler O’Neill, UBS and other investment banking institutions. These discussions included reviews of the banking market, as well as industry trends and developments in mergers and acquisitions. During the fall and winter of 2016 – 2017, the Capital Bank Financial board of directors and management began more regularly discussing the potential for a strategic combination with a larger financial institution. After receiving feedback from a number of investment banking institutions regarding possible strategic alternatives, the Capital Bank Financial board of directors tasked the Nominating and Governance Committee of the Capital Bank Financial board of directors with making a recommendation to the Capital Bank Financial board of directors as to which investment banking institution or institutions would be best suited to assist in such a review.

On February 3, 2017, the Nominating and Governance Committee met to discuss the retention of a financial advisor to assist the Capital Bank Financial board of directors in its consideration of strategic alternatives and unanimously determined to recommend the engagement of Sandler O’Neill and UBS to explore strategic alternatives for the Capital Bank Financial board of directors.

On February 6, 2017, the Capital Bank Financial board of directors met and discussed with members of Capital Bank Financial’s senior management the financial institutions believed by senior management, after consultation with representatives of Sandler O’Neill and UBS, to have a greater likelihood of serious interest in pursuing a combination transaction with Capital Bank Financial. Also at its meeting on February 6, 2017, the Capital Bank Financial board of directors approved retaining Sandler O’Neill and UBS as financial advisors to Capital Bank Financial to assist Capital Bank Financial’s board of directors in exploring strategic alternatives for Capital Bank Financial. The Capital Bank Financial board of directors determined to retain Sandler O’Neill and UBS to act as Capital Bank Financial’s financial advisors in connection with a possible transaction based on, among other factors, Sandler O’Neill and UBS’s familiarity with Capital Bank Financial and Capital Bank Financial’s strategic goals as well as Sandler O’Neill and UBS’s reputation and experience generally in mergers and acquisitions, valuations, financing and capital markets and familiarity with the industry in which Capital Bank Financial competes, and their respective relationships with potential strategic partners for Capital Bank Financial.

Following the February 6, 2017 meeting of the Capital Bank Financial board of directors, and in accordance with Capital Bank Financial’s instructions based on extensive consideration of the banking industry and the factors that would make a transaction with Capital Bank Financial strategically and financially attractive, representatives of Sandler O’Neill and UBS contacted seven financial institutions (including First Horizon) regarding their potential interest in pursuing a business combination transaction with Capital Bank Financial.

All seven of the financial institutions contacted expressed interest in discussing a potential business combination. Beginning on February 16, 2017 and in the weeks that followed, members of senior management of Capital Bank Financial management and representatives of Sandler O’Neill and UBS engaged in confidential preliminary exploratory discussions with representatives of each of the seven financial institutions that had been contacted (including First Horizon) regarding their potential interest in pursuing a business combination transaction with Capital Bank Financial. This included an in-person meeting on February 22, 2017 between representatives of Capital Bank Financial and First Horizon, including, among others, R. Eugene Taylor, Chairman and Chief Executive Officer of Capital Bank Financial, Christopher Marshall, Chief Financial Officer of Capital Bank Financial, D. Bryan Jordan, Chairman, President and Chief Executive Officer of First Horizon, William C. Losch III, Chief Financial Officer of First Horizon and David T. Popwell, President - Banking of First Horizon.

Between February 14, 2017 and February 23, 2017, Capital Bank Financial entered into mutual confidentiality agreements with five (including First Horizon) of the seven financial institutions that had been contacted. Each party that entered into a mutual confidentiality agreement was granted access to certain non-public information relating to Capital Bank Financial and its business, operations and employees for the purpose of commencing more comprehensive documentary due diligence review of Capital Bank Financial. Subsequently, one of the five parties elected to pursue another transaction and discussions with that party ceased.

In early March, in accordance with Capital Bank Financial’s instructions, representatives of Sandler O’Neill and UBS contacted the four (including First Horizon) remaining financial institutions that had executed mutual confidentiality agreements to formally request that each such party submit a non-binding preliminary indication of interest with respect to its proposed terms for a potential business combination transaction. In accordance with Capital Bank Financial’s instructions, representatives of Sandler O’Neill and UBS also continued to discuss with the two financial institutions that had not entered into mutual confidentiality agreements the possibility of doing so and submitting a non-binding preliminary indication of interest.

On March 15, 2017, Bloomberg LP published a report stating that Capital Bank Financial was working with advisers to explore a sale after receiving an unsolicited approach (although no such unsolicited approach had been received) and that Capital Bank Financial had begun reaching out to potential buyers. The trading price of Capital Bank Financial Class A common stock, which on March 14, 2017 had closed at $40.90, on March 15, 2017 closed at $43.70. Following this media report, no additional indications of interest were received by Capital Bank Financial or its financial advisors.

On March 27, 2017, First Horizon submitted to Capital Bank Financial a written non-binding indication of interest proposing a merger transaction in which Capital Bank Financial common stockholders would receive a combination of cash and shares of First Horizon common stock. The stock component of the merger consideration was proposed to be based on a fixed exchange ratio in a range of 1.694 – 1.727 shares of First Horizon common stock per share of Capital Bank Financial common stock, and the cash component of the merger consideration was proposed to be in a range of $7.70 – $7.85 in cash per share of Capital Bank Financial common stock. Based on First Horizon’s closing price on March 24, 2017, First Horizon indicated that its proposal equated to a total value of $38.50 – $39.25 per share of Capital Bank Financial common stock. In its non-binding indication of interest, First Horizon proposed that Mr. Taylor join First Horizon’s board of directors following the merger and agree to render services to First Horizon for two years following the merger. In its non-binding indication of interest, First Horizon also requested that Capital Bank Financial agree to enter into a thirty-day period of exclusivity.

On March 30, 2017, the Capital Bank Financial board of directors held a special meeting at which representatives of Wachtell, Lipton, Rosen & Katz, Capital Bank Financial’s legal counsel, were present. At the meeting, members of Capital Bank Financial senior management updated the Capital Bank Financial board of directors on the results of the discussions with each of the seven financial institutions that had been contacted and, in particular, that following the preliminary exploratory discussions, Capital Bank Financial had received a preliminary oral indication of interest (from one of the parties that had declined to enter into a mutual confidentiality agreement, which party is referred to as Party A) that did not give a specific price or range of prices it would be willing to pay in a merger transaction and one written indication of interest from First Horizon, a copy of which had been shared with the Capital Bank Financial board of directors and that no other party had submitted an indication of interest. The Capital Bank Financial board of directors discussed First Horizon’s indication of interest as well as the impact of the recent price fluctuations in the trading prices of Capital Bank Financial’s stock and First Horizon’s stock on First Horizon’s indication of interest. The Capital Bank Financial board of directors also discussed First Horizon’s request for a thirty-day exclusivity period to conduct additional due diligence on Capital Bank Financial. Members of Capital Bank Financial’s senior management informed the Capital Bank Financial board of directors that Party A had been repeatedly asked to submit a specific proposal to Capital Bank Financial but that Party A had not done so. After discussion, the Capital Bank Financial board of directors instructed Capital Bank’s advisors to again request a specific proposal from Party A. The Capital Bank Financial board of directors also instructed Capital Bank’s advisors to attempt to improve the First Horizon indication of interest. The Board authorized providing First

Horizon with exclusivity for a thirty-day period from acceptance of the non-binding indication of interest if Party A did not submit a proposal and First Horizon improved their indication of interest.

Following the March 30, 2017 meeting of the Capital Bank Financial board of directors, representatives of Sandler O’Neill and UBS discussed with representatives of Barclays, First Horizon’s financial advisor, First Horizon’s non-binding indication of interest and the request for exclusivity. In accordance with Capital Bank Financial’s instructions, representatives of Sandler O’Neill and UBS requested that First Horizon improve the financial terms of its proposal, agree to add a second member of the Capital Bank Financial board of directors to the combined company’s board of directors and agree to a collar mechanism relating to the exchange ratio for the stock component of the merger consideration.

Although Party A continued to express to Capital Bank Financial’s financial advisors interest in a transaction, Party A declined to submit a written non-binding indication of interest, including the specific terms pursuant to which it would be willing to proceed with a transaction.

On April 4, 2017, First Horizon submitted an updated indication of interest providing for the stock component of the merger consideration to be based on a fixed exchange ratio in a range of 1.72 – 1.74 First Horizon shares per share of Capital Bank Financial common stock and for the cash component of the merger consideration to be in a range of $7.70 – $7.90 in cash per share of Capital Bank Financial common stock. Based on First Horizon’s closing price on April 3, 2017, First Horizon’s updated proposal equated to a total value of $39.33 – $39.90 per share of Capital Bank Financial common stock. First Horizon also confirmed that it would appoint two members of the Capital Bank Financial board of directors to the combined company’s board of directors following the merger. On April 5, 2017 Capital Bank Financial and First Horizon entered into an exclusivity agreement providing for an exclusive negotiation period through May 5, 2017.

Thereafter, Capital Bank Financial made available to First Horizon additional due diligence materials relating to Capital Bank Financial on a confidential basis. First Horizon’s due diligence investigation of Capital Bank Financial continued over the next several weeks, with Capital Bank Financial providing detailed non-public information and making select executives and other employees available to First Horizon to facilitate its evaluation.

Capital Bank Financial also requested certain “reverse” due diligence information concerning First Horizon and its business, operations and regulatory relationships. During the month of April, Capital Bank Financial conducted a “reverse” due diligence review of non-public information regarding First Horizon, including in-person meetings in Memphis on April 26, 2017.

First Horizon management reviewed the status of the transaction with First Horizon’s board of directors and with representatives of Barclays and Morgan Stanley, First Horizon’s financial advisors.

On April 17, 2017, Sullivan & Cromwell LLP, First Horizon’s legal counsel, provided Wachtell Lipton a draft merger agreement and the parties began to negotiate transaction documentation simultaneously with the ongoing due diligence investigations. Subsequently, on April 23, 2017, Wachtell Lipton provided Sullivan & Cromwell a revised draft merger agreement which, among other things, provided for an election between cash consideration and stock consideration.

On April 21, 2017, Sullivan & Cromwell provided Wachtell Lipton a draft support agreement that First Horizon proposed to require Mr. Taylor and certain affiliates of each of Crestview Partners and Oak Hill Capital Partners, which were among the largest stockholders of Capital Bank Financial and which had representatives serving on Capital Bank Financial’s board of directors, to execute in connection with a proposed transaction. The draft support agreement would require each signatory to, among other things, vote in favor of the adoption of the merger agreement. The parties began to negotiate the support agreements simultaneously with the merger agreement.

On April 24 and 25, 2017, during regular quarterly board meetings, First Horizon management updated First Horizon’s board of directors regarding the status of negotiations with Capital Bank Financial. First Horizon’s financial advisors participated in these discussions.

On April 28, 2017, First Horizon submitted, in writing, an affirmation of its proposal for a business combination with Capital Bank Financial in which Capital Bank Financial common stockholders would receive 1.74 shares of First Horizon common stock and $7.90 in cash per share of Capital Bank Financial common stock. However, First Horizon declined to provide a collar based on its view that the merger consideration provisions, and in particular the fixed cash component, operate as a collar.

On April 30, 2017, the Capital Bank Financial board of directors held a special meeting to review and consider the First Horizon proposal. Representatives of Sandler O’Neill, UBS and Wachtell Lipton were at the meeting. At the meeting, representatives of Wachtell Lipton and members of Capital Bank Financial management reviewed with the Capital Bank Financial board of directors the reverse diligence that had been conducted on First Horizon, including with respect to financial, credit, legal, regulatory, compliance and other matters. Representatives of Sandler O’Neill discussed the recent market volatility and financial aspects of Capital Bank Financial, First Horizon and the pro forma combined company, and reviewed the financial terms of the potential transaction. Representatives of Sandler O’Neill also discussed with the Capital Bank Financial board of directors the environment for other strategic alternatives available to Capital Bank Financial. Representatives of Sandler O’Neill discussed on a preliminary basis the delivery of a fairness opinion to the Capital Bank Financial board of directors if requested to do so by Capital Bank Financial. The Capital Bank Financial board of directors instructed Mr. Taylor to seek an improvement in the exchange ratio for the stock component of the merger consideration from 1.74 to 1.76 shares of First Horizon common stock per share of Capital Bank Financial common stock and to continue negotiating and finalizing the transaction documentation.

Following the Capital Bank Financial board of directors meeting on April 30, 2017, Mr. Taylor contacted Mr. Jordan and proposed that the stock component of the merger consideration be based on a fixed exchange ratio of 1.76 shares of First Horizon common stock per share of Capital Bank Financial common stock.

On May 1, 2017, Mr. Jordan contacted Mr. Taylor to inform him that First Horizon would agree to increase the stock component of the merger consideration by roughly $9.5 million, by increasing the fixed exchange ratio to 1.75 shares of First Horizon common stock per share of Capital Bank Financial common stock, midway between First Horizon’s earlier proposal of 1.74 and Capital Bank Financial’s most recent counter of 1.76.

First Horizon earlier had indicated to Capital Bank Financial that First Horizon desired for Mr. Taylor to have a significant role with the combined company. They decided to defer serious discussions reagarding Mr. Taylor’s employment until the corporate negotiations were substantially complete. On May 1, 2017, Sullivan & Cromwell provided Wachtell Lipton a draft employment agreement between First Horizon and Mr. Taylor providing for the terms of Mr. Taylor’s employment by First Horizon following the completion of a transaction. The parties and their respective advisors discussed and negotiated the terms of the draft agreement.

On May 3, 2017, the First Horizon board of directors held a special meeting to consider the terms of the proposed transaction with Capital Bank Financial. Representatives of the First Horizon management team and of Barclays and Morgan Stanley, First Horizon’s financial advisors, and Sullivan & Cromwell were also in attendance. Prior to the meeting, the directors received copies of an updated draft merger agreement and an updated summary of merger agreement from Sullivan & Cromwell, as well as materials prepared by Barclays and Morgan Stanley. At the meeting, a representative of First Horizon management reviewed the terms of the merger agreement and a representative from Sullivan & Cromwell reviewed the fiduciary duties of the First Horizon board of directors in connection with the approval of the merger agreement and other legal considerations. In addition, representatives of each of Barclays and Morgan Stanley reviewed their financial analyses of the proposed transaction, which are summarized under “—Opinions of First Horizon’s Financial Advisors—Barclays Capital Inc.” and “—Opinions of First Horizon’s Financial Advisors—Morgan Stanley & Co. LLC,” and rendered to the First Horizon board of directors their oral opinions, subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing their respective opinions, the merger consideration to be paid by First Horizon pursuant to the merger agreement was fair from a financial point of view to First Horizon. See “—Opinions of First Horizon’s Financial Advisors—Barclays Capital Inc.”

and “—Opinions of First Horizon’s Financial Advisors—Morgan Stanley & Co. LLC.” Following these discussions, the First Horizon board of directors unanimously determined that the merger agreement, and the transactions contemplated thereby, were advisable, fair to, and in the best interests of, First Horizon and its shareholders, and adopted and approved the merger agreement and the transactions contemplated thereby.

On May 3, 2017, the Capital Bank Financial board of directors held another special meeting to review and consider the final proposal from First Horizon. Representatives of Sandler O’Neill, UBS and Wachtell Lipton attended the meeting. Prior to the meeting, the directors received copies of an updated draft merger agreement and a summary of the terms of the merger agreement and related matters from Wachtell Lipton, as well as materials prepared by Sandler O’Neill. At the meeting, representatives of Wachtell Lipton reviewed with the Capital Bank Financial board of directors its fiduciary duties in connection with a potential strategic business combination transaction and reviewed the process the Capital Bank Financial board of directors had conducted to date. Members of Capital Bank Financial’s management team updated the Capital Bank Financial board of directors on the progression of negotiations with First Horizon since the last meeting of the Capital Bank Financial board of directors. Representatives of Wachtell Lipton reviewed the terms of the draft merger agreement, including the treatment of equity awards and the payments to which members of senior management would be entitled, with the Capital Bank Financial board of directors.

Also at the May 3, 2017 meeting and at the request of Capital Bank Financial, Sandler O’Neill reviewed with the Capital Bank Financial board of directors the financial aspects of the proposed transaction and Sandler O’Neill’s financial analysis of the per share merger consideration and rendered to the Capital Bank Financial board of directors an oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing its opinion, the per share merger consideration to be received by the holders of Capital Bank Financial common stock in the merger was fair to such holders from a financial point of view. See “—Opinion of Capital Bank Financial’s Financial Advisor.” Following these discussions, the Capital Bank Financial board of directors unanimously determined that the merger agreement, and the transactions contemplated thereby, were advisable, fair to, and in the best interests of, Capital Bank Financial and its shareholders, and approved the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger, and resolved to recommend that the merger agreement be adopted by Capital Bank Financial’s shareholders at a shareholders’ meeting duly called and held for such purpose.

Following the meetings of the Capital Bank Financial and First Horizon boards of directors, Capital Bank Financial and First Horizon executed the merger agreement on the evening of May 3, 2017. On the morning of May 4, 2017, Capital Bank Financial and First Horizon announced the execution of the merger agreement.

First Horizon’s Reasons for the Merger; Recommendation of the First Horizon Board of Directors

In reaching its decision to adopt and approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the stock issuance, and to recommend that First Horizon’s shareholders approve the issuance of First Horizon common stock in connection with the merger, the First Horizon board of directors consulted with First Horizon management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

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each of First Horizon’s and Capital Bank Financial’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the First Horizon board of directors considered its view that Capital Bank Financial’s business and operations complement those of First Horizon, and that the merger and the other transactions contemplated by the merger agreement would result in a larger market presence, a strengthened business mix and increased core deposit funding. The board of directors further considered that Capital Bank Financial’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for First Horizon to have enhanced future earnings and prospects following the merger compared to First Horizon’s earnings and prospects on a stand-alone basis. In particular, the First Horizon board of directors considered the following:

•	the enhanced economies of scale that may be achieved by the combined company and its expected pro forma position as the fourth largest regional bank in the Southeast following the merger;

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the complementary nature of First Horizon’s business and operations, including First Horizon’s longstanding presence in Tennessee, and Capital Bank Financial’s strong presence in the Carolinas and Florida, that would provide meaningful enhancement to First Horizon’s existing customer base;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, and footprint;

•	management’s views regarding Capital Bank Financial’s underwriting standards and processes as well as its lending relationships;

•	the enhanced organic growth opportunities through the potential to offer the full First Horizon product set to Capital Bank Financial’s customers and prospective customers;

•	the expectation that the bank merger will accelerate First Horizon’s realization of its “bonefish” financial targets, improving return, profitability, and efficiency ratio profile;

•	Capital Bank Financial’s operations in the Carolinas and Florida banking markets, which enhances First Horizon’s footprint and deposit gathering opportunities in these fast growing markets;

•	the expectation that the mergers will result in significant annual cost savings;

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the anticipated pro forma impact of the merger on the combined company, including the expected impact on financial metrics, including earnings, dividends, return on equity, tangible book value dilution (and earn-back period), asset quality, liquidity and regulatory capital levels;

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the participation of two of Capital Bank Financial’s directors in the combined company, which may enhance the likelihood that the strategic benefits that First Horizon expects to achieve as a result of the merger will be realized;

•	First Horizon’s past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions;

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the current and prospective environment in which First Horizon and Capital Bank Financial operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on First Horizon both with and without the merger;

•	the terms of the merger agreement;

•	its review and discussions with First Horizon’s management concerning the due diligence examination of Capital Bank Financial’s business;

•	the fact that First Horizon’s shareholders will have the opportunity to vote on the stock issuance in connection with the merger;

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the oral opinion of Barclays Capital Inc. and Morgan Stanley & Co. LLC, First Horizon’s financial advisors, to the First Horizon board of directors, subsequently confirmed in writing, to the effect that, as of the date of the opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing their respective opinions, the merger consideration to be paid by First Horizon pursuant to the merger agreement was fair from a financial point of view to First Horizon, as more fully described below in the sections entitled “—Opinions of First Horizon’s Financial Advisors—Barclays Capital Inc.” and “—Opinions of First Horizon’s Financial Advisors—Morgan Stanley & Co. LLC”; and

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its review with its financial advisors of the financial terms of the merger agreement and its review with its legal advisors of the other terms of the merger agreement, including the tax treatment, deal protection and termination provisions.

The First Horizon board of directors also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks include:

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating Capital Bank Financial’s business, operations, and workforce with those of First Horizon;

•	certain anticipated merger-related costs;

•	the potential diversion of management attention and resources from the operation of First Horizon’s business towards the completion of the merger;

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the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions;

•	the possibility that divestitures may be required by regulatory authorities in one or more markets in which First Horizon and Capital Bank Financial compete;

•	the potential for legal claims challenging the merger; and

•	the merger’s effect on First Horizon’s regulatory capital levels.

The foregoing discussion of the information and factors considered by the First Horizon board of directors is not intended to be exhaustive, but includes the material factors considered by the First Horizon board of directors. In reaching its decision to approve the merger agreement, the mergers, and the other transactions contemplated by the merger agreement, including the stock issuance, the First Horizon board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The First Horizon board of directors considered all these factors as a whole, including discussions with, and questioning of, First Horizon’s management and First Horizon’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the First Horizon board of directors determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement, including the stock issuance, are advisable and in the best interests of First Horizon, and adopted and approved the merger agreement and the transactions contemplated by it.

The First Horizon board of directors recommends that First Horizon shareholders vote “FOR” the approval of the First Horizon stock issuance proposal and “FOR” the First Horizon adjournment proposal.

It should be noted that the explanation of the First Horizon board of directors’ reasoning in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Capital Bank Financial’s Reasons for the Merger; Recommendation of the Capital Bank Financial Board of Directors

After careful consideration, the Capital Bank Financial board of directors, at a meeting held on May 3, 2017, determined that the merger with First Horizon is in the best interests of Capital Bank Financial and its common stockholders and approved and declared advisable the merger agreement and the transactions contemplated therein, including the merger, and recommends that Capital Bank Financial’s common stockholders vote “FOR” the adoption of the Capital Bank Financial merger proposal. In reaching its decision to approve and recommend the adoption of the merger agreement, the Capital Bank Financial board of directors evaluated the merger in consultation with Capital

Bank Financial’s management, as well as Capital Bank Financial’s financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of Capital Bank Financial’s, First Horizon’s and the combined company’s business, operations, financial condition, asset quality, earnings and prospects;

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the complementary nature of First Horizon’s business and operations, including First Horizon’s longstanding presence in Tennessee, and Capital Bank Financial’s strong presence in the Carolinas and Florida, each of which represents growth markets for the combined company;

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the fact that the combined company intends to operate in all of its markets outside of Tennessee under the Capital Bank brand name, which is expected to facilitate a smooth transaction for Capital Bank Financial’s customers and other stakeholders;

•	the enhanced organic growth opportunities through the potential to offer the full First Horizon product set to Capital Bank Financial’s customers and prospective customers;

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the enhanced economies of scale that may be achieved by the combined company and its expected pro forma position as the fourth largest regional bank in the Southeast following the merger as well as the expanded possibilities that would be available to the combined company given its larger size, asset base and capital;

•	First Horizon’s legacy of operating in the banking industry for over a hundred and fifty years;

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the anticipated pro forma impact of the merger on the combined company, including the expected impact on financial metrics, including earnings, dividends, return on equity, tangible book value dilution (and earn-back period) and regulatory capital levels;

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the fact that the merger would enable Capital Bank Financial common stockholders, who will own approximately 28% of the combined company, to participate in the future earnings and growth of the combined company;

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the current and prospective environment in which Capital Bank Financial and First Horizon operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, including in Capital Bank Financial’s case as a result of its total assets having recently grown to $10 billion, the competitive environment for financial institutions generally, and the likely effect of these factors on Capital Bank Financial both with and without the proposed transaction;

•	First Horizon’s assurance to Capital Bank Financial that First Horizon was unaware of any meaningful regulatory or other obstacle to closing the transaction on a reasonably timely basis;

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its consideration that the transaction with First Horizon was more favorable to Capital Bank Financial common stockholders than the potential value that might result from other alternatives reasonably available to Capital Bank Financial, including

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its consideration, in consultation with Capital Bank Financial’s management and with Capital Bank Financial’s financial and legal advisors, of the prospects of Capital Bank Financial as an independent company,

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the fact that Capital Bank Financial and its financial advisors had contacted multiple financial institutions believed by Capital Bank Financial to have a significant likelihood of having a serious interest in a business combination with Capital Bank Financial and

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the likelihood of an alternative transaction in light of the fact that rumors of a transaction were reported by Bloomberg on March 15, 2017 and that no unsolicited indications of interest in combining with or acquiring Capital Bank Financial were received after the publication of those media reports;

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the form of consideration, including the cash consideration, which would ensure that a portion of the value of the merger consideration would not be subject to potential downward fluctuations in the price of First Horizon common stock, and the fact that a substantial majority of the merger consideration would be in stock, which would allow Capital Bank Financial’s shareholders to participate in the future performance of the combined company;

•	the fact that Capital Bank Financial’s shareholders would have the right to elect to receive the merger consideration either in cash or First Horizon common stock, subject to adjustment;

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its belief that First Horizon common stock represented an attractive form of consideration for Capital Bank Financial common stockholders, both because of its expectation that Capital Bank Financial common stockholders would benefit from holding such consideration and benefiting from the strategic value of the combination over the long term and because of the greater market liquidity of First Horizon common stock, based on its average daily trading volumes, as compared to Capital Bank Financial common stock;

•	its review and discussions with Capital Bank Financial’s management concerning the due diligence examination of the business of First Horizon;

•	the soundness of First Horizon’s capital position and management’s expectation that the combined company will have a strong capital position upon completion of the transaction;

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the fact that the merger agreement provides that two members of the Capital Bank Financial board of directors, including Chairman and Chief Executive Officer, R. Eugene Taylor, would join the board of First Horizon following the merger;

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the anticipated continued participation of certain of Capital Bank Financial’s employees in the combined company, which may enhance the likelihood that the expected strategic benefits of the merger will be realized;

•	the expectation that the mergers, taken together, will qualify as a “reorganization” for United States federal income tax purposes;

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the written opinion of Sandler O’Neill, dated May 3, 2017, delivered to the Capital Bank Financial board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the merger consideration to be received by the holders of Capital Bank Financial common stock in the merger was fair, from a financial point of view, to the holders of Capital Bank Financial common stock; and

•	the terms and conditions of the merger agreement and their comparability to those in other recent merger transactions in the banking industry.

The board of directors of Capital Bank Financial also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks included:

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the fact that the implied value of the merger consideration, based on First Horizon’s stock price on May 2, 2017, represented a discount of approximately 3.2% to the closing price of Capital Bank Financial common stock on May 2, 2017, and risk that the market would react negatively to the announcement of the merger transaction;

•	the potential risks associated with integrating Capital Bank Financial’s and First Horizon’s operations, including integrating their workforces, and the ability to achieve anticipated synergies;

•	the transaction-related restructuring charges and other merger-related costs;

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with most of the merger consideration consisting of First Horizon common stock, the potential for the consideration to be paid to Capital Bank Financial common stockholders to be adversely affected by a decrease in the trading price of First Horizon common stock;

•	the nature and amount of payments to be received by Capital Bank Financial’s management in connection with the merger;

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the fact that the merger agreement includes certain provisions that prohibit Capital Bank Financial from soliciting alternative transactions and from taking certain actions in response to unsolicited proposals for alternative transactions;

•	Capital Bank Financial’s obligation to pay First Horizon a termination fee of $85 million in certain circumstances;

•

the potential for diversion of management and employee attention from the operation of Capital Bank Financial’s business and towards the completion of the merger as well as the potential for employee attrition and the potential effect on Capital Bank Financial’s relationships with customers, service providers and other stakeholders during the pendency of the merger;

•

the potential that as a result of the allocation and proration provisions of the merger agreement, designed to ensure that a fixed cash component be paid as merger consideration, an election of the form of merger consideration might not be honored and a common stockholder may not receive the form of consideration elected;

•

the regulatory and other approvals required in connection with the merger and the possibility that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions; and

•	the potential for legal claims challenging the merger.

The foregoing discussion of the information and factors considered by the Capital Bank Financial board of directors is not intended to be exhaustive, but includes the material factors considered by the Capital Bank Financial board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Capital Bank Financial board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Capital Bank Financial board of directors considered all these factors as a whole and overall considered the factors to be favorable to, and to support, its determination.

Opinion of Capital Bank Financial’s Financial Advisor

Capital Bank Financial retained Sandler O’Neill to act as financial advisor to Capital Bank Financial in connection with Capital Bank Financial’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Capital Bank Financial in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the May 3, 2017 meeting at which Capital Bank Financial’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the Capital Bank Financial board of directors its oral opinion, which was subsequently confirmed in writing on May 3, 2017, to the effect that, as of such date, the merger consideration was fair to the holders of Capital Bank Financial common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex E to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Capital Bank Financial common stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Capital Bank Financial’s board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of Capital Bank Financial as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger or what election to make regarding the per share stock consideration, the per share cash consideration or any combination thereof. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Capital Bank Financial common stock, without regard to differences between Capital Bank Financial Class A common stock and Capital Bank Financial Class B common stock, and did not address the relative fairness of the merger consideration between holders of Capital Bank Financial Class A common stock and holders of Capital Bank Financial Class B common stock, the allocation of the merger consideration between cash and First Horizon common stock or the relative fairness of the per share stock consideration and the per share cash consideration. Sandler O’Neill’s opinion does not address the underlying business decision of Capital Bank Financial to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Capital Bank Financial or the effect of any other transaction in which Capital Bank Financial might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Capital Bank Financial or First Horizon, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	An execution version of the merger agreement, dated May 3, 2017;

•	Certain publicly available financial statements and other historical financial information of Capital Bank Financial that Sandler O’Neill deemed relevant;

•	Certain publicly available financial statements and other historical financial information of First Horizon that Sandler O’Neill deemed relevant;

•

Publicly available mean analyst earnings per share estimates for Capital Bank Financial for the years ending December 31, 2017 and December 31, 2018, and estimated long-term annual earnings per share growth rate and dividend assumptions for Capital Bank Financial, as provided by the senior management of Capital Bank Financial;

•

Publicly available mean analyst earnings per share estimates for First Horizon for the years ending December 31, 2017 and December 31, 2018, as provided by the senior management of First Horizon, and a publicly available mean analyst estimated long-term annual earnings per share growth rate for First Horizon, as directed by the senior management of Capital Bank Financial;

•

The pro forma financial impact of the merger on First Horizon based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of First Horizon;

•

The publicly reported historical price and trading activity for Capital Bank Financial Class A common stock and First Horizon common stock, including a comparison of certain stock market information for Capital Bank Financial Class A common stock and First Horizon common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which were publicly traded;

•	A comparison of certain financial information for Capital Bank Financial and First Horizon with similar institutions for which information was publicly available;

•	The financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;

•	The current market environment generally and the banking environment in particular; and

•	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of Capital Bank Financial the business, financial condition, results of operations and prospects of Capital Bank Financial and held similar discussions with certain members of the senior management of First Horizon regarding the business, financial condition, results of operations and prospects of First Horizon.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Capital Bank Financial or First Horizon or their respective representatives or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of Capital Bank Financial and First Horizon that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to undertake, and did not undertake, an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Capital Bank Financial or First Horizon or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Capital Bank Financial or First Horizon. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Capital Bank Financial or First Horizon, or of the combined entity after the merger, and Sandler O’Neill did not review any individual credit files relating to Capital Bank Financial or First Horizon. Sandler O’Neill assumed, with Capital Bank Financial’s consent, that the respective allowances for loan losses for both Capital Bank Financial and First Horizon are adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available mean analyst earnings per share estimates for Capital Bank Financial for the years ending December 31, 2017 and December 31, 2018, and estimated long-term annual earnings per share growth rate and dividend assumptions for Capital Bank Financial, as provided by the senior management of Capital Bank Financial, as well as publicly available mean analyst earnings per share estimates for First Horizon for the years ending December 31, 2017 and December 31, 2018, as provided by the senior management of First Horizon. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of First Horizon. With respect to the foregoing information, the respective senior managements of Capital Bank Financial and First Horizon confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available mean analyst earnings per share estimates referred to above, was consistent with) the best currently available estimates and judgments of those respective senior managements as to the future financial performance of Capital Bank Financial and First Horizon, respectively, and the other matters covered thereby. With respect to the publicly available mean analyst estimated long-term annual earnings per share growth rate for First Horizon referred to above used by Sandler O’Neill as directed by the senior management of Capital Bank Financial, Sandler O’Neill was advised by such senior management and assumed that such growth rate reflected a reasonable estimate as to the future financial performance of First Horizon. Sandler O’Neill assumed that the future financial performance reflected in all of the foregoing information used by Sandler O’Neill would be achieved, and Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Capital Bank Financial or First Horizon since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill has assumed in all respects material to its analysis that Capital Bank Financial and First Horizon would remain as going concerns for all periods relevant to Sandler O’Neill’s analysis.

Sandler O’Neill also assumed, with Capital Bank Financial’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Capital Bank Financial, First Horizon or the merger or any related transaction, (iii) the merger and related transactions (including, without limitation, the second step merger and the bank merger) will be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the mergers would qualify as a tax-free reorganization for federal income tax purposes. Sandler O’Neill expressed no opinion as to any of the legal, accounting or tax matters relating to the merger or any other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date of the opinion could materially affect Sandler O’Neill’s opinion. Sandler O’Neill did not undertake to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Sandler O’Neill expressed no opinion as to the trading values of Capital Bank Financial Class A common stock or First Horizon common stock at any time or what the value of First Horizon common stock would be once shares of First Horizon common stock are actually received by the Capital Bank Financial common stockholders.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to Capital Bank Financial’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Capital Bank Financial or First Horizon and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Capital Bank Financial and First Horizon and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Capital Bank Financial, First Horizon and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Capital Bank Financial’s board of directors at its May 3, 2017 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty, and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Capital Bank Financial common stock or the prices at which Capital Bank Financial common stock or First Horizon common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Capital Bank Financial’s board of directors in making its determination to approve the merger agreement, and the analyses described below should not be viewed as determinative of the decision of Capital Bank Financial’s board of directors or management with respect to the fairness of the merger.

Summary of Proposed Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed transaction. Sandler O’Neill calculated an implied transaction price per share of $40.38, or an aggregate implied transaction value of approximately $2.16 billion, consisting of the sum of (i) $7.90 plus (ii) the implied value of 1.75 shares of First Horizon common stock based on the closing price of First Horizon common stock on May 2, 2017. Based upon financial information for Capital Bank Financial as of or for the last twelve months (“LTM”) ended March 31, 2017 and publicly available mean analyst earnings per share estimates for Capital Bank Financial for the years ending December 31, 2017 and December 31, 2018, Sandler O’Neill calculated the following implied transaction metrics:

Implied Transaction Price / LTM Earnings Per Share	27.8	x
Implied Transaction Price / 2017E Earnings Per Share	21.1	x
Implied Transaction Price / 2018E Earnings Per Share	18.2	x
Implied Transaction Price / March 31, 2017 Book Value Per Share	160%
Implied Transaction Price / March 31, 2017 Tangible Book Value Per Share	201%
Implied Transaction Price / March 31, 2017 Adjusted Tangible Book Value Per Share(1)	219%
Tangible Book Premium / Core Deposits(2)	15.6%
Market Premium as of May 2, 2017	(3.2%)
Market Premium as of March 14, 2017(3)	(1.3%)

(1)	Reflects multiple paid on “normalized” tangible common equity/tangible assets ratio of 9.0% and dollar for dollar on all excess capital

(2)	Core deposits equal total deposits less CDs greater than $100,000; information on jumbo deposits provided by Capital Bank Financial management

(3)	Based on the closing price on the trading day prior to the March 15, 2017 news report regarding rumors of a possible sale of Capital Bank Financial

Stock Trading History. Sandler O’Neill reviewed the historical share price performance of Capital Bank Financial common stock and First Horizon common stock for both the one-year and three-year periods ended May 2, 2017. Sandler O’Neill then compared the relationship between the share price performance of Capital Bank Financial Class A common stock and First Horizon common stock, respectively, to stock price movements in their respective peer groups (as described below) as well as certain share indices.

Capital Bank Financial One-Year Stock Price Performance

	Beginning May 2, 2016	Ending May 2, 2017
Capital Bank Financial	100%	136.4%
Capital Bank Financial Regional Peer Group	100%	126.0%
Capital Bank Financial Capitalization Peer Group	100%	127.2%
SNL U.S. Bank Index	100%	129.7%
S&P 500 Index	100%	114.9%

Capital Bank Financial Three-Year Stock Price Performance

	Beginning May 2, 2014	Ending May 2, 2017
Capital Bank Financial	100%	175.9%
Capital Bank Financial Regional Peer Group	100%	152.8%
Capital Bank Financial Capitalization Peer Group	100%	148.3%
SNL U.S. Bank Index	100%	136.6%
S&P 500 Index	100%	127.1%

First Horizon One-Year Stock Price Performance

	Beginning May 2, 2016	Ending May 2, 2017
First Horizon	100%	130.3%
First Horizon Peer Group	100%	134.4%
SNL U.S. Bank Index	100%	129.7%
S&P 500 Index	100%	114.9%

First Horizon Three-Year Stock Price Performance

	Beginning May 2, 2014	Ending May 2, 2017
First Horizon	100%	160.7%
First Horizon Peer Group	100%	142.4%
SNL U.S. Bank Index	100%	136.6%
S&P 500 Index	100%	127.1%

Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for Capital Bank Financial with two groups of financial institutions selected by Sandler O’Neill. One group consisted of 12 banks publicly traded on the NYSE or NASDAQ and headquartered in the Southeast U.S. with assets between $8.0 billion and $15.0 billion (the “Capital Bank Financial Regional Peer Group”). The Capital Bank Financial Regional Peer Group excluded targets of announced merger transactions and United Bankshares, Inc. due to the increase in its asset size following the closing of acquisition of Cardinal Financial Corporation. The other group of financial institutions selected by Sandler O’Neill consisted of 18 publicly traded banks headquartered in the continental U.S. with assets between $5.0 billion and $15.0 billion and tangible common equity/tangible assets ratios greater than 10.0% (the “Capital Bank Financial Capitalization Peer Group”). The Capital Bank Financial Capitalization Peer Group excluded targets of announced merger transactions.

The Capital Bank Financial Regional Peer Group consisted of the following companies:

BancorpSouth, Inc.	WesBanco, Inc.
Trustmark Corporation	FCB Financial Holdings, Inc.
Pinnacle Financial Partners, Inc.	Renasant Corporation
South State Corporation	Union Bankshares Corporation
United Community Banks, Inc.	Simmons First National Corporation
Home BancShares, Inc.	TowneBank

The analysis compared publicly available financial information for Capital Bank Financial with corresponding data for the Capital Bank Financial Regional Peer Group as of or for the twelve months ended March 31, 2017 (unless otherwise noted), with pricing data as of May 2, 2017. The table below sets forth the data for Capital Bank Financial and the high, low, mean, and median data for the Capital Bank Financial Regional Peer Group.

Capital Bank Financial Comparable Company Analysis: Regional Peer Group

	Capital Bank Financial		Regional Peer Group High		Regional Peer Group Low		Regional Peer Group Mean		Regional Peer Group Median
Total assets (in millions)	10,098		14,866		8,175		10,521		10,259
Loans/Deposits(1)	92.8%		105.6%		79.6%		90.4%		89.9%
Non-performing assets(2)/Total assets(3)	1.22%		1.48%		0.39%		0.72%		0.67%
Tangible common equity/Tangible assets	10.60%		10.37%		8.34%		9.31%		9.26%
Leverage ratio(4)	11.63%		10.94%		8.60%		10.12%		10.15%
Total risk-based capital ratio(5)	13.96%		15.11%		12.30%		13.46%		13.30%
CRE/Total risk based capital(6)	149.8%		331.7%		168.5%		231.2%		216.8%
LTM Return on average assets	0.81%		1.87%		0.86%		1.14%		1.02%
LTM Return on average equity	6.07%		14.06%		7.06%		8.99%		8.24%
LTM Net interest margin	3.65%		4.77%		3.36%		3.76%		3.53%
LTM Efficiency ratio	57.0%		67.7%		36.4%		57.2%		59.2%
Price/Tangible book value	208%		366%		195%		240%		223%
Price/LTM Earnings per share	28.8	x	27.1	x	17.5	x	20.1	x	19.4	x
Price/2017 Est. Earnings per share(7)	21.8	x	21.8	x	16.1	x	18.2	x	18.4	x
Price/2018 Est. Earnings per share(7)	18.8	x	17.4	x	12.9	x	15.4	x	15.2	x
Current Dividend Yield	1.2%		2.8%		0.0%		1.6%		1.6%
Market value (in millions)	2,167		3,656		1,489		2,266		1,990

(1)	Financial data as of December 31, 2016 for South State Corporation and Home BancShares, Inc.

(2)	Nonperforming assets defined as nonaccrual and renegotiated loans and leases, and real estate owned

(3)

Financial data as of December 31, 2016 for Trustmark Corporation, South State Corporation, Home BancShares, Inc., FCB Financial Holdings, Inc., Renasant Corporation, and Simmons First National Corporation

(4)	Financial data as of December 31, 2016 for Home BancShares, Inc.

(5)	Financial data as of December 31, 2016 for Home BancShares, Inc.

(6)	CRE defined as total non-owner-occupied CRE loans (including construction, land and development loans), as defined in the 2006 Federal Reserve guidance; most recent regulatory data available used

(7)	Multiples based on publicly available mean analyst earnings per share estimates

The Capital Bank Financial Capitalization Peer Group consisted of the following companies:

Washington Federal, Inc.	FCB Financial Holdings, Inc.
Cathay General Bancorp	Capitol Federal Financial, Inc.
Hope Bancorp, Inc.	CVB Financial Corp.
Central Bancompany, Inc.	TowneBank
Hilltop Holdings Inc.	Eagle Bancorp, Inc.
International Bancshares Corporation	First Financial Bankshares, Inc.
Pinnacle Financial Partners, Inc.	Farmers & Merchants Bank of Long Beach
Banner Corporation	Beneficial Bancorp, Inc.
Glacier Bancorp, Inc.	1st Source Corporation

The analysis compared publicly available financial information for Capital Bank Financial with corresponding data for the Capital Bank Financial Capitalization Peer Group as of or for the twelve months ended March 31, 2017 (unless otherwise noted), with pricing data as of May 2, 2017. The table below sets forth the data for Capital Bank Financial and the high, low, mean, and median data for the Capital Bank Financial Capitalization Peer Group.

Capital Bank Financial Comparable Company Analysis: Capitalization Peer Group1

	Capital Bank Financial		Capital. Peer Group High		Capital. Peer Group Low		Capital. Peer Group Mean		Capital. Peer Group Median
Total assets (in millions)	10,098		14,961		5,502		9,920		9,544
Loans/Deposits(2)	92.8%		136.7%		61.3%		89.1%		91.6%
Non-performing assets(3)/Total assets(4)	1.22	%(9)	2.14%		0.11%		0.65%		0.50%
Tangible common equity/Tangible assets	10.60%		15.07%		10.01%		11.63%		10.94%
Leverage ratio(5)	11.63%		16.18%		10.30%		12.13%		11.78%
Total risk-based capital ratio(6)	13.96%		31.40%		12.62%		17.57%		16.63%
CRE/Total risk based capital(7)(	149.8%		349.0%		15.5%		197.9%		199.3%
LTM Return on average assets	0.81%		1.58%		0.51%		1.16%		1.15%
LTM Return on average equity	6.07%		12.38%		2.82%		8.84%		8.61%
LTM Net interest margin	3.65%		4.22%		4.00%		3.47%		3.45%
LTM Efficiency ratio	57.0%		82.7%		39.7%		55.1%		53.7%
Price/Tangible book value	208%		370%		104%		205%		193%
Price/LTM Earnings per share(8)	28.8	x	27.1	x	13.1	x	19.7	x	20.2	x
Price/2017 Estimated Earnings per share(8)	21.8	x	23.8	x	14.4	x	18.9	x	18.9	x
Price/2018 Estimated Earnings per share(8)	18.8	x	21.9	x	12.7	x	16.7	x	16.3	x
Current Dividend Yield	1.2%		2.6%		0.0%		1.5%		1.7%
Market value (in millions)	2,167		3,174		969		2,208		2,204

(1)	All financial data as of December 31, 2016 for Central Bancompany, Inc. and International Bancshares Corporation

(2)	Financial data as of December 31, 2016 for First Financial Bankshares, Inc.

(3)	Nonperforming assets defined as nonaccrual and renegotiated loans and leases, and real estate owned

(4)

Financial data as of December 31, 2016 for Washington Federal, Inc., FCB Financial Holdings, Inc., Eagle Bancorp, Inc., Farmers & Merchants Bank of Long Beach and Beneficial Bancorp, Inc.; Financial data as of September 30, 2016 for Hope Bancorp, Inc.

(5)	Financial data as of December 31, 2016 for Washington Federal, Inc., Glacier Bancorp, Inc., Capitol Federal Financial, Inc. and CVB Financial Corp.

(6)	Financial data as of December 31, 2016 for Washington Federal, Inc., Glacier Bancorp, Inc., Capitol Federal Financial, Inc. and CVB Financial Corp.

(7)	CRE defined as total non-owner-occupied CRE loans (including construction, land and development loans), as defined in the 2006 Federal Reserve guidance; most recent regulatory data available used

(8)	Multiples based on publicly available mean analyst earnings per share estimates to the extent publicly available and excluded the multiples of Beneficial Bancorp, Inc. as not meaningful

Sandler O’Neill used publicly available information to perform a similar analysis for First Horizon by comparing selected financial information for First Horizon with a group of financial institutions selected by Sandler O’Neill. The group consisted of 12 U.S. commercial banks publicly traded on NYSE or NASDAQ exchanges and headquartered in the continental U.S. with assets between $25.0 billion and $40.0 billion (the “First Horizon Peer Group”). The First Horizon Peer

Group excluded targets of announced merger transactions. The First Horizon Peer Group consisted of the following companies:

East West Bancorp, Inc.	Associated Banc-Corp
First Citizens Bancshares, Inc.	BankUnited, Inc.
BOK Financial Corporation	Webster Financial Corporation
Synovus Financial Corp.	Wintrust Financial Corporation
Cullen/Frost Bankers, Inc.	Hancock Holding Company
F.N.B. Corporation	Commerce Bancshares, Inc.

The analysis compared publicly available financial information for First Horizon with corresponding data for the First Horizon peer group as of or for the twelve months ended March 31, 2017 (unless otherwise noted), with pricing data as of May 2, 2017. The table below sets forth the data for First Horizon and the high, low, mean, and median data for the First Horizon peer group.

First Horizon Comparable Company Analysis

	First Horizon		Peer Group High		Peer Group Low		Peer Group Mean		Peer Group Median
Total Assets ($ millions)	29,619		35,342		25,308		29,422		29,650
Loans/Deposits	81.3%		97.7%		46.6%		83.1%		89.0%
Non-performing assets(1)/Total Assets(2)	1.46%		1.57%		0.25%		0.79%		0.68%
Tangible common equity/Tangible assets(3)	7.27%		9.04%		6.80%		8.15%		8.25%
Leverage ratio(4)	9.31%		9.62%		8.05%		8.89%		8.95%
Total risk-based capital ratio(5)	12.33%		15.62%		12.00%		12.96%		12.77%
CRE/Total risk-based capital(6)	65.9%		315.3%		92.2%		178.2%		160.1%
LTM Return on average assets	0.87%		1.46%		0.73%		0.93%		0.86%
LTM Return on average equity	9.03%		14.60%		6.28%		9.08%		8.55%
LTM Net interest margin	2.95%		3.70%		2.66%		3.21%		3.27%
LTM Efficiency ratio	68.3%		72.9%		50.4%		61.5%		61.6%
Price/Tangible book value(7)	203%		260%		149%		211%		200%
Price/LTM Earnings per share	19.1	x	22.2	x	16.2	x	19.1	x	19.0	x
Price/2017 Estimated Earnings per share(8)	16.7	x	20.7	x	14.5	x	17.1	x	17.4	x
Price/2018 Estimated Earnings per share(8)	14.2	x	18.2	x	12.5	x	15.4	x	15.5	x
Current Dividend Yield	1.9%		3.4%		0.3%		1.8%		2.0%
Market value (in millions)	4,341		7,919		3,769		4,931		4,643

(1)	Nonperforming assets defined as nonaccrual and renegotiated loans and leases, and real estate owned

(2)

Financial data as of December 31, 2016 for East West Bancorp. Inc., First Citizens BancShares, Inc., F.N.B. Corporation, BankUnited, Inc., Webster Financial Corporation, Hancock Holding Company, Commerce Bancshares, Inc. and First Horizon National Corp.

(3)	Financial data as of December 31, 2016 for First Citizens BancShares, Inc.

(4)	Financial data as of December 31, 2016 for Webster Financial Corporation

(5)	Financial data as of December 31, 2016 for Commerce Bancshares, Inc.

(6)	CRE defined as total non-owner-occupied CRE loans (including construction, land and development loans), as defined in the 2006 Federal Reserve guidance; most recent regulatory data available used

(7)	Financial data as of December 31, 2016 for First Citizens BancShares, Inc.

(8)	Multiples based on publicly available mean analyst earnings per share estimates to the extent publicly available

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of selected merger and acquisition transactions. The group consisted of 10 U.S. commercial bank and thrift transactions announced between January 1, 2014 and May 2, 2017 where targets had total assets between $5.0 billion and $25.0 billion at announcement (the “Precedent Transactions”). The Precedent Transactions excluded Toronto-Dominion Bank’s acquisition of Scottrade Bank due to Scottrade Bank’s non-traditional business model.

The Precedent Transactions were composed of the following transactions:

Acquiror	Target
Sterling Bancorp	Astoria Financial Corp.
IBERIABANK Corp.	Sabadell United Bank N.A.
Pinnacle Financial Partners	BNC Bancorp
F.N.B. Corp.	Yadkin Financial Corporation
Canadian Imperial Bank of Commerce	PrivateBancorp Inc.
Chemical Financial Corp.	Talmer Bancorp Inc.
BB&T Corp.	National Penn Bancshares Inc.
BB&T Corp.	Susquehanna Bancshares Inc.
CIT Group Inc.	IMB HoldCo LLC
First Citizens BancShares Inc.	First Citizens Bancorp.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to estimated forward earnings per share (to the extent publicly available), transaction price to tangible book value per share, tangible book premium to core deposits and, in the case of transactions involving publicly-traded targets, 1-day market premium (discount). Sandler O’Neill compared the indicated transaction metrics for the merger, based on the implied transaction price per share of $40.38, or an aggregate implied transaction value of approximately $2.16 billion, to the high, low, mean and median metrics of the Precedent Transactions.

	Capital Bank / First Horizon		Precedent Transactions High		Precedent Transactions Low		Precedent Transactions Mean		Precedent Transactions Median
Deal Value ($mm)	2,159.4		4,957.7		644.7		2,094.5		1,787.9
Transaction price/LTM Earnings per share(1)	27.8	x	23.8	x	13.7	x	19.3	x	20.7	x
Transaction price/Estimated Earnings per share(1)	21.1	x	21.1	x	13.1	x	17.9	x	17.9	x
Transaction price/Tangible book value per share	201%		270%		102%		189%		184%
Core deposit premium	15.6%		22.7%		0.8%		12.4%		12.0%
1-Day market premium	(3.2)%		40.4%		(0.2)%		13.8%		9.7%

(1)	Excluded the multiples of Sterling Bancorp’s acquisition of Astoria Financial Corp. as not meaningful

Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of Capital Bank Financial common stock, assuming Capital Bank Financial performed in accordance with publicly available mean analyst earnings estimates for Capital Bank Financial for the years ending December 31, 2017 and December 31, 2018 and estimated long-term annual earnings per share growth rate and dividend assumptions for Capital Bank Financial, as provided by the senior management of Capital Bank Financial. To approximate the terminal value of Capital Bank Financial common stock at December 31, 2021, Sandler O’Neill applied price to 2021 earnings multiples ranging from 18.0x to 22.0x and multiples of December 31, 2021 tangible book value ranging from 180% to 220%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Capital Bank Financial common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Capital Bank Financial common stock of $31.83 to $47.46 when applying multiples of earnings and $31.99 to $47.67 when applying multiples of tangible book value.

Based on Earnings Multiples

Discount Rate	18.0x	19.0x	20.0x	21.0x	22.0x
8.0%	$39.26	$41.31	$43.36	$45.41	$47.46
9.0%	37.61	39.58	41.54	43.50	45.46
10.0%	36.05	37.93	39.81	41.69	43.57
11.0%	34.57	36.37	38.17	39.98	41.78
12.0%	33.17	34.89	36.62	38.34	40.07
13.0%	31.83	33.49	35.14	36.79	38.45

Based on Tangible Book Value Multiples

Discount Rate	180%	190%	200%	210%	220%
8.0%	$39.44	$41.50	$43.55	$45.61	$47.67
9.0%	37.79	39.76	41.73	43.70	45.66
10.0%	36.22	38.11	39.99	41.88	43.76
11.0%	34.74	36.54	38.35	40.16	41.96
12.0%	33.33	35.06	36.79	38.52	40.25
13.0%	31.99	33.64	35.30	36.96	38.62

Sandler O’Neill also considered and discussed with the Capital Bank Financial board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis, assuming Capital Bank Financial’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Capital Bank Financial common stock, applying the price to 2021 earnings multiples range of 18.0x to 22.0x referred to above and a discount rate of 10.0%.

Based on Earnings Multiples

Annual Estimate Variance	18.0x	19.0x	20.0x	21.0x	22.0x
(15.0%)	$30.98	$32.58	$34.18	$35.78	$37.37
(10.0%)	32.68	34.37	36.06	37.75	39.44
(5.0%)	34.37	36.15	37.94	39.72	41.51
0.0%	36.06	37.94	39.82	41.70	43.58
5.0%	37.75	39.72	41.70	43.67	45.64
10.0%	39.44	41.51	43.58	45.64	47.71
15.0%	41.13	43.30	45.46	47.62	49.78

Sandler O’Neill also performed an analysis that estimated the net present value per share of First Horizon common stock, assuming that First Horizon performed in accordance with publicly available mean analyst earnings per share estimates for First Horizon for the years ending December 31, 2017 and December 31, 2018, as provided by the senior management of First Horizon, and a publicly available mean analyst estimated long-term annual earnings per share growth rate for First Horizon, as directed by the senior management of Capital Bank Financial. To approximate the terminal value of First Horizon common stock at December 31, 2021, Sandler O’Neill applied price to 2021 earnings multiples ranging from 17.0x to 21.0x and multiples of December 31, 2021 tangible book value ranging from 190% to 230%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Horizon common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of First Horizon common stock of $16.41 to $24.64 when applying earnings multiples and $16.10 to $23.71 when applying multiples of tangible book value.

Based on Earnings Multiples

Discount Rate	17.0x	18.0x	19.0x	20.0x	21.0x
8.0%	$20.21	$21.31	$22.42	$23.53	$24.64
9.0%	19.37	20.43	21.49	22.55	23.61
10.0%	18.57	19.58	20.60	21.62	22.63
11.0%	17.81	18.78	19.76	20.73	21.70
12.0%	17.09	18.02	18.96	19.89	20.82
13.0%	16.41	17.30	18.19	19.09	19.98

Based on Tangible Book Value Multiples

Discount Rate	190%	200%	210%	220%	230%
8.0%	$19.83	$20.80	$21.77	$22.74	$23.71
9.0%	19.00	19.93	20.86	21.79	22.72
10.0%	18.22	19.11	20.00	20.89	21.78
11.0%	17.48	18.33	19.18	20.03	20.89
12.0%	16.77	17.59	18.40	19.22	20.04
13.0%	16.10	16.88	17.67	18.45	19.23

Sandler O’Neill also considered and discussed with the Capital Bank Financial board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming First Horizon’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for First Horizon common stock, applying the price to 2021 earnings multiples range of 17.0x to 21.0x referred to above and a discount rate of 10.0%.

Based on Earnings Multiples

Annual Estimate Variance	17.0x	18.0x	19.0x	20.0x	21.0x
(15.0%)	$15.98	$16.84	$17.71	$18.57	$19.43
(10.0%)	16.84	17.76	18.67	19.59	20.50
(5.0%)	17.71	18.67	19.64	20.60	21.57
0.0%	18.57	19.59	20.60	21.62	22.63
5.0%	19.43	20.50	21.57	22.63	23.70
10.0%	20.30	21.42	22.53	23.65	24.77
15.0%	21.16	22.33	23.50	24.67	25.84

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the merger closes at the end of the fourth calendar quarter of 2017. In performing this analysis, Sandler O’Neill utilized the following information and assumptions: (i) publicly available mean analyst earnings per share estimates for Capital Bank Financial for the years ending December 31, 2017 and December 31, 2018, and estimated long-term annual earnings per share growth rate and dividend assumptions for Capital Bank Financial, as provided by the senior management of Capital Bank Financial; (ii) publicly available mean analyst earnings per share estimates for First Horizon for the years ending December 31, 2017 and December 31, 2018, as provided by the senior management of First Horizon, and a publicly available mean analyst estimated long-term annual earnings per share growth rate for First Horizon, as directed by the senior management of Capital Bank Financial; and (iii) certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of First Horizon. The analysis indicated that the merger could be accretive to First Horizon’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2018, December 31, 2019 and December 31, 2020 and dilutive to estimated tangible book value per share at closing and at December 31, 2018, December 31, 2019 and December 31, 2020.

In connection with this analysis, Sandler O’Neill considered and discussed with the Capital Bank Financial board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill has acted as financial advisor to Capital Bank Financial in connection with the merger and will receive a fee for such services in an amount equal to 0.350% of the aggregate purchase price, which fee is currently estimated to be approximately $7.0 million and is contingent upon the closing of the merger. Sandler O’Neill also received a separate $1,000,000 fee for rendering its fairness opinion. Capital Bank Financial has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and disbursements of its legal counsel. Capital Bank Financial has also agreed to indemnify Sandler O’Neill against certain liabilities arising out of Sandler O’Neill’s engagement.

Sandler O’Neill has not provided any other investment banking services to Capital Bank Financial or provided any investment banking services to First Horizon in the two years preceding the date of its opinion. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to the Capital Bank Financial, First Horizon and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of the Capital Bank Financial, First Horizon and their respective affiliates for its own account and for the accounts of its customers.

Opinions of First Horizon’s Financial Advisors

Barclays Capital Inc.

First Horizon engaged Barclays to act as a financial advisor with respect to a possible purchase of Capital Bank Financial, pursuant to an engagement letter dated April 21, 2017. On May 3, 2017, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to First Horizon’s board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by First Horizon in the proposed merger was fair to First Horizon, from a financial point of view.

The full text of Barclays’ written opinion, dated as of May 3, 2017, is attached as Annex C to this joint proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the board of directors of First Horizon, addresses only the fairness, from a financial point of view, of the merger consideration to be paid by First Horizon in the proposed merger and does not constitute a recommendation to any shareholder of First Horizon as to how such shareholder should vote with respect to the proposed merger or any other matter. The terms of the proposed merger were determined through arm’s-length negotiations between First Horizon and Capital Bank Financial and were unanimously approved by the boards of directors of First Horizon and of Capital Bank Financial. Barclays did not recommend any specific form of consideration to First Horizon or that any specific form of consideration constituted the only appropriate consideration for the proposed merger. Barclays was not requested to address, and its opinion does not in any manner address, First Horizon’s underlying business decision to proceed with or effect the proposed merger, the likelihood of the consummation of the proposed merger, or the relative merits of the proposed merger as compared to any other transaction or business strategy in which First Horizon may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the proposed merger to, or any consideration received in connection with the proposed merger by, the holders of any class of securities or the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed merger, or any other class of persons, relative to the consideration to be paid in the proposed merger or otherwise. No limitations were imposed by First Horizon’s board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the merger agreement, dated as of May 3, 2017, and the specific terms of the proposed merger;

•

reviewed and analyzed publicly available information concerning First Horizon and Capital Bank Financial that Barclays believed to be relevant to its analysis, including First Horizon’s and Capital Bank Financial’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2016 and Capital Bank Financial’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017;

•

reviewed and analyzed published estimates by independent equity research analysts with respect to the future financial performance of First Horizon and adjusted by management of First Horizon (as so adjusted, the “First Horizon Estimates”);

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Capital Bank Financial furnished to Barclays by First Horizon, including financial projections for Capital Bank Financial prepared by management of First Horizon and published estimates by independent equity research analysts with respect to the future financial performance of Capital Bank Financial and adjusted by management of First Horizon, which as so adjusted, we refer to in this joint proxy statement/prospectus as the “First Horizon Capital Bank Financial Projections”;

•

reviewed and analyzed certain financial and operational information with respect to the business, operations and prospects of First Horizon on a pro forma basis giving effect to the proposed merger prepared by management of First Horizon based on the First Horizon Estimates and the First Horizon Capital Bank Financial Projections, which we refer to in this joint proxy statement/prospectus as the “Pro Forma Estimates”;

•	reviewed and analyzed a trading history of First Horizon’s common stock from May 3, 2016 to May 2, 2017 and a trading history of Capital Bank Financial’s common stock from May 3, 2016 to May 2, 2017;

•

reviewed and analyzed a comparison of the historical financial results and present financial condition of First Horizon and Capital Bank Financial with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed merger with the financial terms of certain other recent transactions that Barclays deemed relevant;

•

reviewed and analyzed the pro forma impact of the proposed merger on the future financial performance of the combined company, including cost savings and other financial implications expected by management of First Horizon to result from the combination of the businesses, which we refer to in this joint proxy statement/prospectus as the “Expected Synergies”;

•

had discussions with the management of First Horizon and Capital Bank Financial concerning the business, operations, assets, liabilities, financial condition and prospects of First Horizon and Capital Bank Financial; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of First Horizon that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Upon the advice of First Horizon, Barclays assumed that the First Horizon Estimates were a reasonable basis upon which to evaluate the future financial performance of First Horizon and that First Horizon would perform substantially in accordance with such estimates, and upon the advice and at the instruction of First Horizon, Barclays relied on such estimates in performing its analysis and arriving at its opinion.

Upon the advice of First Horizon, Barclays assumed that the First Horizon Capital Bank Financial Projections were a reasonable basis upon which to evaluate the future financial performance of Capital Bank Financial, and upon the advice and at the instruction of First Horizon, Barclays relied on such estimates in performing its analysis and arriving at its opinion. Furthermore, upon the advice of First Horizon, Barclays assumed that the amount and timing of the Expected Synergies were reasonable and that the Expected Synergies would be realized in accordance with such estimates. With respect to the Pro Forma Estimates, upon the advice and at the instruction of First Horizon, Barclays assumed that the Pro Forma Estimates were a reasonable basis upon which to evaluate the future financial performance of First Horizon on a pro forma basis giving effect to the proposed merger, that the pro forma adjustments to the First Horizon Estimates were appropriate and that the pro forma First Horizon would perform in accordance with such Pro Forma Estimates. Barclays assumed no responsibility for and it expressed no view as to any such projections, estimates, cost savings or financial implications or the assumptions on which they are based. In addition, Barclays is not an expert in the evaluation of loan portfolios or assessing the adequacy of the allowances for loan losses with respect thereto. Barclays made no analyses of, and expressed no opinion as to, such loan portfolios, First Horizon’s review of such portfolios or Capital Bank Financial’s allowance for loan losses and, upon advice of First Horizon, Barclays assumed that the respective current allowances for loan losses and capital of First Horizon and Capital Bank Financial will be, in each case and in the aggregate, including on a pro forma basis, adequate to cover all such losses. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of First Horizon or Capital Bank Financial and did not make or obtain any evaluations or appraisals of the assets or liabilities of First Horizon or Capital Bank Financial, including with respect to their loan portfolios. Barclays’ opinion necessarily is based upon market, economic and other conditions as they existed on and could be evaluated as of May 3, 2017, the date of the opinion. Barclays assumes no responsibility for updating or revising its opinion based on events or circumstances that might occur after the date of its opinion. Barclays expresses no opinion as to the prices at which shares of First Horizon or Capital Bank Financial common stock would trade following the announcement of the proposed merger or shares of First Horizon would trade following the consummation of the proposed merger.

Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all the agreements related thereto. Barclays also assumed, upon the advice of First Horizon, that all material governmental, regulatory and third party approvals, consents and releases for the proposed merger would be obtained within the constraints contemplated by the merger agreement and that the proposed merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed merger, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood First Horizon had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of First Horizon common stock or shares of Capital Bank Financial common stock but rather made its determination as to fairness, from a financial point of view, of the merger consideration to be paid by First Horizon in the proposed merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to First Horizons’s board of directors. Certain financial analyses summarized below include information presented in tabular format. To fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of First Horizon or Capital Bank Financial. None of First Horizon, Capital Bank Financial, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Selected Comparable Company Analysis

To assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Capital Bank Financial stock and per share of First Horizon common stock by reference to those companies, Barclays reviewed and compared specific financial and operating data relating to Capital Bank Financial and First Horizon with selected companies that Barclays, based on its experience in the financial institutions and banking industry, deemed comparable to Capital Bank Financial and First Horizon. The selected comparable companies with respect to Capital Bank Financial, which included selected publicly traded Southeast banks with total assets between $5.0 billion – $15.0 billion, were:

•	BancorpSouth Inc.

•	United Bankshares Inc.

•	Trustmark Corp.

•	Pinnacle Financial Partners Inc.

•	South State Corp.

•	United Community Banks Inc.

•	Home BancShares Inc.

•	WesBanco Inc.

•	FCB Financial Holdings Inc.

•	Renasant Corp.

•	Union Bankshares Corp.

•	Simmons First National Corp.

•	TowneBank

•	Ameris Bancorp

•	ServisFirst Bancshares Inc.

•	CenterState Banks Inc.

Barclays calculated and compared various financial multiples and ratios of Capital Bank Financial and its selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed ratios of current stock price per share to calendar year 2017 and 2018 estimated earnings per share, which we refer to in this joint proxy statement/prospectus as “EPS” and which is commonly referred to as the price to earnings ratio, or P/E multiples. Also, as part of its selected comparable company analysis, Barclays calculated and analyzed ratios of current stock prices per share to March 31, 2017 tangible book value, which we refer to in this joint proxy statement/prospectus as “TBV” and which is commonly referred to as the price to TBV ratio, or P/TBV multiple.

Finally, as part of its selected comparable company analysis, Barclays calculated and analyzed premiums of current stock prices per share in excess of March 31, 2017 TBV per share divided by March 31, 2017 core deposits per share, which we refer to in this joint proxy statement/prospectus as “Core Deposit Premium” or “CDP.”

All of the calculations for the selected comparable companies were performed with and based on publicly available financial data as of March 31, 2017 or as of the most recent quarter available and closing prices as of March 31, 2017. The results of this selected comparable company analysis for Capital Bank Financial are summarized below:

	2017E P/E Multiple	2018E P/E Multiple	TBV multiple	Core Deposit Premium
Top Quartile	19.0x	16.7x	2.75x	22.5%
Median	18.3x	15.6x	2.43x	19.2%
Bottom Quartile	17.8x	14.8x	2.10x	14.8%

Excludes Capital Bank Financial

The selected comparable companies with respect to First Horizon, which included selected publicly traded banks with total assets between $10.0 billion and $35.0 billion, were:

•	First Citizens BancShares Inc.

•	BOK Financial Corp.

•	Synovus Financial Corp.

•	Cullen/Frost Bankers Inc.

•	F.N.B. Corp.

•	Associated Banc-Corp

•	Webster Financial Corp.

•	Wintrust Financial Corp.

•	Hancock Holding Co.

•	Commerce Bancshares Inc.

•	Umpqua Holdings Corp.

•	Valley National Bancorp

•	Prosperity Bancshares Inc.

•	IBERIABANK Corp.

•	TCF Financial Corp.

•	Texas Capital Bancshares Inc.

•	UMB Financial Corp.

•	Fulton Financial Corp.

•	Old National Bancorp

•	BancorpSouth Inc.

•	United Bankshares Inc.

•	Trustmark Corp.

•	Pinnacle Financial Partners Inc.

•	United Community Banks Inc.

Barclays calculated and compared various financial multiples and ratios of First Horizon and its selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed ratios of current stock prices per share to calendar year 2017 and 2018 estimated EPS. Also, as part of its selected comparable company analysis, Barclays calculated and analyzed ratios of current stock prices per share to March 31, 2017 TBV.

Finally, as part of its selected comparable company analysis, Barclays calculated and analyzed premiums of current stock prices per share in excess of March 31, 2017 TBV per share divided by March 31, 2017 core deposits per share.

All of the calculations for the selected comparable companies were performed with and based on publicly available financial data as of March 31, 2017 or as of the most recent quarter available and closing prices as of May 2, 2017. The results of this selected comparable company analysis for First Horizon are summarized below:

	2017E P/E Multiple	2018E P/E Multiple	TBV multiple	Core Deposit Premium
Top Quartile	18.8x	16.1x	2.40x	15.2%
Median	17.5x	15.5x	2.01x	11.7%
Bottom Quartile	16.6x	15.1x	1.89x	10.9%

Excludes First Horizon

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with Capital Bank Financial or First Horizon, respectively. However, because of the inherent differences between the business, operations and prospects of Capital Bank Financial or First Horizon, respectively, and those of their respective selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Capital Bank Financial, First Horizon and their respective selected comparable companies that could affect the public trading values of each company’s publicly traded stock to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Capital Bank Financial, First Horizon and the companies included in the respective selected company analysis.

Capital Bank Financial Valuation. Based upon its professional judgments, Barclays selected a range of calendar year 2017 P/E multiples of 17.5x to 19.0x and calendar year 2018 P/E multiples of 15.0 to 17.0 for Capital Bank Financial, based on 2017 and 2018 Wall Street consensus mean estimates, as adjusted by management of First Horizon and estimates prepared by management of First Horizon. Barclays applied this range to Capital Bank Financial’s projected calendar year 2017 and 2018 estimated EPS, as set out in the First Horizon Capital Bank Financial Projections, to calculate a range of implied values per share of Capital Bank Financial common stock. These calculations resulted in a range of implied values per share of Capital Bank Financial common stock of $34.13 to $37.05 based on 2017 P/E multiples and $32.10 to $36.38 based on 2018 P/E multiples. Barclays then applied fully-phased in cost savings of approximately $64.7 million (pre-tax), which we refer to in this joint proxy statement/prospectus as the “Cost Savings,” to such range to calculate a range of implied values per share of Capital Bank Financial common stock of $47.95 to $52.06 based on 2017 P/E multiples, and $43.95 to $49.81 based on 2018 P/E multiples.

Based upon its professional judgments, Barclays also selected a range of TBV multiples of 2.0x to 2.40x for Capital Bank Financial, based on March 31, 2017 tangible book value. Barclays applied this range to Capital Bank Financial’s March 31, 2017 TBV to calculate a range of implied values per share of Capital Bank Financial common stock. These calculations resulted in a range of implied values per share of Capital Bank Financial common stock of $40.58 to $48.70.

Based upon its professional judgments, Barclays also selected a range of CDPs 15.0% to 23.0% for Capital Bank Financial, based on March 31, 2017 core deposits per share. Barclays applied this range to Capital Bank Financial’s March 31, 2017 core deposits per share to calculate a range of implied values per share of Capital Bank Financial common stock. These calculations resulted in a range of implied values per share of Capital Bank Financial common stock of $40.93 to $51.94.

First Horizon Standalone Valuation. Based upon its professional judgments, Barclays selected a range of calendar year 2017 P/E multiples of 16.5x to 19.0x and calendar year 2018 P/E multiples of 14.0x to 16.5x for First Horizon, based on 2017 and 2018 Wall Street consensus mean estimates, as adjusted by First Horizon management. Barclays applied this range to First Horizon’s projected calendar year 2017 and 2018 estimated EPS, as set out in the First Horizon Estimates, to calculate a range of implied values per share of First Horizon common stock. These calculations resulted in a range of implied values per share of First Horizon common stock of $18.48 to $21.28 based on 2017 P/E multiples, and $18.34 to $21.62 based on 2018 P/E multiples.

Based upon its professional judgments, Barclays also selected a range of TBV multiples of 1.90x to 2.40x for shares of First Horizon common stock. Barclays applied this range to First Horizon’s March 31, 2017 TBV to calculate a range of implied values per share of First Horizon common stock. These calculations resulted in a range of implied values per share of First Horizon common stock of $17.37 to $21.94.

Based upon its professional judgments, Barclays also selected a range of CDPs of 10.5% to 15.5% for shares of First Horizon common stock, based on March 31, 2017 core deposits per share. Barclays applied this range to First Horizon March 31, 2017 core deposits per share to calculate a range of implied values per share of First Horizon common stock. These calculations resulted in a range of implied values per share of First Horizon common stock of $18.42 to $22.83.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected recent transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Capital Bank Financial with respect to the business strategy and other financial and operating characteristics of their businesses.

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Capital Bank Financial, First Horizon and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected recent precedent transactions and the proposed merger that would affect the acquisition values of the selected target companies and Capital Bank Financial.

Barclays examined the following transactions, including select U.S. bank deals since 2015 with target assets between $2.0 billion – $15.0 billion:

Announcement Date	Acquiror	Target
4/27/17	South State Corp.	Park Sterling Corp.
3/27/17	Home BancShares Inc.	Stonegate Bank
3/7/17	Sterling Bancorp	Astoria Financial Corp.
2/28/17	IBERIABANK Corp.	Sabadell United Bank N.A.
1/22/17	Pinnacle Financial Partners Inc.	BNC Bancorp
7/21/16	F.N.B. Corp.	Yadkin Financial Corp.
8/17/15	BB&T Corp.	National Penn Bancshares Inc.

Based upon its professional judgments, Barclays selected a range of next twelve month, which we refer to in this joint proxy statement/prospectus as “NTM,” EPS plus Cost Savings multiples of 11.0x to 14.5x for Capital Bank Financial. Barclays applied this range to Capital Bank Financial’s estimated NTM EPS, as set out in the First Horizon Capital Bank Financial Projections, plus Cost Savings to calculate a range of implied values of Capital Bank Financial. These calculations resulted in a range of implied values per share of Capital Bank Financial common stock of $30.47 to $40.17.

Based upon its professional judgments, Barclays selected a range of NTM EPS (without Cost Savings) multiples of 17.0x to 22.0x for Capital Bank Financial. Barclays applied this range to Capital Bank Financial’s estimated NTM EPS, as set out in the First Horizon Capital Bank Financial Projections, to calculate a range of implied values of Capital Bank Financial. These calculations resulted in a range of implied values per share of Capital Bank Financial common stock of $33.66 to $43.56.

Based upon its professional judgments, Barclays selected a range of TBV multiples of 1.95x to 2.40x for Capital Bank Financial. These calculations resulted in a range of implied values per share of Capital Bank Financial common stock of $39.57 to $48.70.

Based upon its professional judgments, Barclays selected a range of CDPs of 13.0% to 19.0% for Capital Bank Financial. Barclays applied this range to Capital Bank Financial’s March 31, 2017 core deposits per share to calculate a range of implied values of Capital Bank Financial. These calculations resulted in a range of implied values per share of Capital Bank Financial common stock of $38.18 to $46.44.

Dividend Discount Analysis

As a further analysis in estimating the present value of shares of Capital Bank Financial common stock and First Horizon common stock, Barclays performed a dividend discount analysis of shares of Capital Bank Financial common stock and First Horizon common stock. A dividend discount analysis is a valuation methodology used to derive a valuation of an entity by adding the estimated dividends expected to be paid to shareholders through a specified forecast period, in this case, December 31, 2022, to the residual value of the entity at the end of the forecast period. This sum is then discounted to its “present value” using a range of selected discount rates. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts to a specified date, in this case, March 31, 2017, by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. In connection with this analysis, Barclays assumed an 8.5% Common Equity Tier 1 target level, which compares a bank’s core equity capital with its total risk-weighted assets. The 8.5% figure represents the mid-point of First Horizon management’s public guidance of 8.0-9.0%.

Capital Bank Financial Standalone and Pro Forma Valuation. To calculate the estimated value of Capital Bank Financial common stock using the dividend discount analysis method on a standalone basis, Barclays added (1) projected dividends on shares of Capital Bank Financial common stock through December 31, 2022 based on the First Horizon Capital Bank Financial Projections to (2) the residual value of Capital Bank Financial at the end of the forecast period, which we refer to in this joint proxy statement/prospectus as the “terminal value of Capital Bank

Financial,” as of December 31, 2022 and discounted such amounts to their present value using a range of selected discount rates. The terminal value of Capital Bank Financial was estimated by applying ranges of terminal value multiples of 12.0x to 18.0x, which was based on comparable companies’ long-term Price / EPS trading multiples. The ranges of “cost of equity” discount rates of 9.9% to 14.0% were selected based on a capital asset pricing model of companies included in Capital Bank Financial’s selected comparable company analysis. Barclays then calculated a range of implied prices per share of Capital Bank Financial common stock by dividing the value derived from the dividend discount method by the fully diluted number of shares of Capital Bank Financial common stock as provided by First Horizon management. These calculations resulted in a standalone valuation range of implied equity values per share of Capital Bank Financial common stock of $29.62 to $45.88.

Barclays also calculated the estimated value of Capital Bank Financial’s common stock using the dividend discount analysis method on a pro forma basis for Cost Savings and other financial implications of the proposed merger.To calculate the estimated value of Capital Bank Financial’s common stock using the dividend discount analysis method on a pro forma basis, Barclays added (1) projected dividends on shares of Capital Bank Financial common stock through December 31, 2022 based on the First Horizon Capital Bank Financial Projections as adjusted by First Horizon management for Cost Savings and other financial implications of the proposed merger to (2) the terminal value of Capital Bank Financial as of December 31, 2022, as adjusted by First Horizon management for Cost Savings and other financial implications of the proposed business combination, and discounted such amounts to their present value using a range of selected discount rates. Using the same terminal value multiples and discount rates described in the immediately preceding paragraph, Barclays then calculated a range of implied prices per share of Capital Bank Financial common stock by dividing the value derived from the dividend discount method by the fully diluted number of shares of Capital Bank Financial common stock as provided by First Horizon management. These calculations resulted in a pro forma valuation range of implied equity values per share of Capital Bank Financial common stock of $34.96 to $54.77 based on First Horizon Capital Bank Financial Projections as adjusted by First Horizon management for Cost Savings and other financial implications of the proposed merger.

First Horizon Standalone Valuation. To calculate the estimated value of First Horizon common stock using the dividend discount analysis method, Barclays added (1) projected dividends on shares of First Horizon common stock through December 31, 2022 based on the First Horizon Estimates to (2) the residual value of First Horizon at the end of the forecast period, which we refer to in this joint proxy statement/prospectus as the “terminal value of First Horizon,” as of December 31, 2022 and discounted such amounts to their present value using a range of selected discount rates. The terminal value of First Horizon was estimated by applying a range of terminal value multiples of 12.0x to 18.0x, which based on comparable companies’ long-term Price / EPS trading multiples. The range of “cost of equity” discount rates of 10.0% to 14.0% was selected based on a capital asset pricing model analysis of companies included in First Horizon’s selected comparable company analysis. Barclays then calculated a range of implied prices per share of First Horizon common stock by dividing the value derived from the dividend discount method by the fully diluted number of shares of First Horizon common stock as provided by First Horizon management. These calculations resulted in a range of implied values per share of First Horizon common stock of $15.24 to $24.35.

Other Information

Historical Trading Prices. Barclays reviewed the historical trading prices of Capital Bank Financial common stock and First Horizon common stock during the 52-week trading period ending May 2, 2017. Barclays noted that the range for price per share during such fifty-two week period was $28.05 to $44.05 for Capital Bank Financial and $12.54 to $20.76 for First Horizon.

The historical trading prices analysis was presented for reference purposes only and was not relied upon for valuation purposes.

Analyst Estimates. In the course of its analysis, Barclays reviewed publicly available equity research analysts’ long-term price per share targets for Capital Bank Financial common stock and

First Horizon common stock. Barclays noted that the price targets issued by these research analysts ranged from $40.00 to $45.00 for Capital Bank Financial and $18.25 to $22.00 for First Horizon.

The analyst estimates analysis was presented for reference purposes only and was not relied upon for valuation purposes.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. First Horizons’s board of directors selected Barclays because of its familiarity with First Horizon and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally.

Barclays is acting as financial advisor to First Horizon in connection with the proposed merger. As compensation for its services in connection with the proposed merger, First Horizon paid Barclays $1.5 million upon the delivery of Barclays’ opinion, which we refer to in this joint proxy statement/prospectus as the “Opinion Fee.” The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed merger. Additional compensation of $12.5 million will be payable on completion of the proposed merger against which the amounts paid for the opinion will be credited. In addition, First Horizon has agreed to reimburse Barclays for expenses incurred in connection with the proposed merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by First Horizon and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for First Horizon and Capital Bank Financial in the past, and it expects to perform such services in the future, and expects to receive customary fees for such services. Specifically, in the two years prior to delivering its opinion, Barclays has performed the following investment banking and financial services: (A) for First Horizon (i) acting as co-manager on FTBNA’s offering of senior notes in 2014 and (ii) acting as joint bookrunner on First Horizon’s offering of senior notes in 2015, for which FTBNA and First Horizon paid Barclays approximately $400,000 combined, and continues to provide investment banking and financial services; and (B) for Capital Bank Financial, acting on Capital Bank Financial’s share buy-back in 2014 for which Barclays received approximately $25,000.

In addition, Barclays and its affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to certain significant shareholders of Capital Bank Financial, including each of Crestview Partners, Franklin Resources, Oak Hill Advisors and Oak Hill Capital Partners (which entities we refer to as “sponsors”), and certain of their affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (1) having acted or acting as financial advisor to sponsors and certain of their portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (2) having acted or acting as arranger, bookrunner and/or lender for sponsors and certain of their portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (3) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by sponsors and certain of their portfolio companies and affiliates.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of First Horizon and Capital Bank Financial for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Morgan Stanley & Co. LLC

First Horizon retained Morgan Stanley to provide it with financial advisory services in connection with a possible acquisition of Capital Bank Financial, and, if requested by First Horizon, a financial opinion with respect thereto. First Horizon selected Morgan Stanley to act as one of its financial advisors based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of First Horizon. Morgan Stanley rendered to the First Horizon board of directors at its special meeting on May 3, 2017, its oral opinion, subsequently confirmed by delivery of a written opinion dated May 3, 2017, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the merger consideration to be paid by First Horizon pursuant to the merger agreement was fair, from a financial point of view, to First Horizon.

The full text of the written opinion of Morgan Stanley, dated May 3, 2017, is attached as Appendix D and incorporated by reference into this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Shareholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the First Horizon board of directors and addresses only the fairness, from a financial point of view, to First Horizon of the merger consideration to be paid by First Horizon pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the merger agreement and does not constitute a recommendation to shareholders of First Horizon or shareholders of Capital Bank Financial as to how to vote at any shareholders meetings held with respect to the merger or any other matter or whether to take any other action with respect to the merger. The summary of Morgan Stanley’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. In addition, the opinion does not in any manner address the price at which First Horizon common stock will trade following the consummation of the merger or at any time.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of First Horizon and Capital Bank Financial, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning First Horizon and Capital Bank Financial, respectively;

•

reviewed Wall Street consensus mean estimates for Capital Bank Financial as adjusted by management of First Horizon and financial projections for Capital Bank Financial prepared by management of First Horizon (the “Estimates for Capital Bank Financial”);

•	reviewed Wall Street consensus mean estimates for First Horizon as adjusted by management of First Horizon (the “Estimates for First Horizon”);

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of First Horizon;

•

discussed the past and current operations and financial condition and the prospects of Capital Bank Financial, including information relation to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Capital Bank Financial;

•

discussed the past and current operations and financial condition and the prospects of First Horizon, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of First Horizon;

•	reviewed the pro forma impact of the merger on First Horizon’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;

•	reviewed the reported prices and trading activity for Capital Bank Financial’s common stock and First Horizon’s common stock;

•

compared the financial performance of Capital Bank Financial and First Horizon and the prices and trading activity of Capital Bank Financial common stock and First Horizon common stock with that of certain other publicly-traded companies comparable with Capital Bank Financial and First Horizon, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Capital Bank Financial and First Horizon and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by First Horizon and Capital Bank Financial, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of First Horizon of the future financial performance of Capital Bank Financial and First Horizon. With respect to adjustments by management of First Horizon to Wall Street consensus mean estimates with respect to the future financial performance of Capital Bank Financial, Morgan Stanley assumed that such adjustments have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of First Horizon of the future financial performance of Capital Bank Financial. In addition, Morgan Stanley was directed by First Horizon to use the Estimates for First Horizon and Estimates for Capital Bank Financial, and Morgan Stanley was advised by First Horizon, and assumed, with the First Horizon’s consent, that the Wall Street consensus mean estimates used for the Estimates for First Horizon and Estimates for Capital Bank Financial were a reasonable basis upon which to evaluate the business and financial prospects of First Horizon and Capital Bank Financial, respectively. Morgan Stanley expressed no view as to such Wall Street consensus mean estimates or the assumptions on which they were based, including the selection of the analyst forecasts from which such estimates were derived. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley is not an expert in the evaluation of allowance for loan losses, and it neither made an independent evaluation of the adequacy of the allowance for loan losses at Capital Bank Financial, nor did it examine any individual loan credit files of Capital Bank Financial or been requested to conduct such a review and as a result, Morgan Stanley assumed that the aggregate allowance for loan losses of the Company is adequate. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of First Horizon and Capital Bank Financial and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of First Horizon or Capital Bank Financial, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of May 3, 2017. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses of Morgan Stanley

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated May 3, 2017. The various financial analyses summarized below were based on closing prices of First Horizon common stock as of May 2, 2017, the last full trading day preceding the day of the special meeting of First Horizon’s board of directors to consider, approve, adopt and authorize the merger agreement. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

Capital Bank Financial Public Trading Multiples Analysis

Morgan Stanley performed a public trading multiples analysis, which is designed to provide an implied trading value of a company by comparing it to selected companies with similar characteristics to the company. Morgan Stanley selected the banks used in this analysis based upon the following criteria: region of operation, bank size and certain operational models and characteristics. Morgan Stanley compared certain financial information of Capital Bank Financial with publicly available information for the selected companies. The selected banks were chosen based on Morgan Stanley’s knowledge of the industry and because these banks have businesses that may be considered similar to Capital Bank Financial’s. Although none of these banks are identical or directly comparable to Capital Bank Financial, these banks are all publicly traded U.S. banks in the southeast region with assets between $5 billion and $15 billion. The selected banks included:

•	United Bankshares, Inc.

•	Pinnacle Financial Partners, Inc.

•	South State Corporation

•	United Community Banks, Inc.

•	WesBanco, Inc.

•	FCB Financial Holdings, Inc.

•	Union Bankshares Corporation

•	TowneBank

•	Ameris Bancorp

•	ServisFirst Bancshares, Inc.

•	CenterState Banks, Inc.

In all instances, multiples were based on closing stock prices on May 2, 2017. For each of the following analyses performed by Morgan Stanley, financial and market data for the selected companies were based on the most recent publicly available information.

With respect to the selected companies, the information Morgan Stanley presented included:

•	multiple of price to estimated earnings per share for 2018, or Price / 2018E EPS; and

•	multiple of price to tangible book value per share, or Price / Tangible Book Value

	Selected Companies’ Median	Selected Companies’ Average	Capital Bank Financial on March 14, 2017 (Unaffected)	Capital Bank Financial on May 2, 2017
Price / 2018E EPS	15.1x	15.9x	18.6x	19.0x
Price / Tangible Book Value	2.6x	2.6x	2.1x	2.1x

Based on the analysis of the relevant metrics for each of the selected banks, Morgan Stanley selected a range of multiples and applied this range of multiples to the relevant financial statistics for Capital Bank Financial. For purposes of this analysis, Morgan Stanley utilized Wall Street consensus mean 2018 EPS estimate as adjusted by management of First Horizon of $2.14 and tangible book value per share of Capital Bank Financial common stock of $20.29 as of March 31, 2017.

Morgan Stanley estimated the implied trading value per share of Capital Bank Financial’s common stock as of May 2, 2017, as follows:

	Capital Bank Financial Metric	Multiple Statistic Range	Implied Value Per Share of Capital Bank Financial Common Stock
Price / 2018E EPS	$2.14	15x – 18x	$32.10 – $38.52
Price / Core Tangible Book Value	$20.29	2.1x – 2.6x	$36.43 – $43.87

Morgan Stanley also did a regression-based analysis based on price / tangible book value versus 2017 return on tangible common equity. The low-end range of $26.55 represents the implied value if Capital Bank Financial were to trade on the regression line, and the high-end range of $38.54 represents the implied value assuming core Capital Bank Financial capital base of 9.0% Common Equity Tier 1 ratio and assuming excess capital is valued dollar-for-dollar.

Morgan Stanley noted that the consideration to be paid by First Horizon pursuant to the merger agreement was $40.38 per share of Capital Bank Financial common stock, consisting of $7.90 in cash and 1.750 First Horizon common stock. The implied purchase price per share is based on First Horizon’s closing stock price of $18.56 on May 2, 2017 and assuming Capital Bank Financial has 53.5 million shares outstanding on a fully diluted basis.

No company in the public trading multiples analysis is identical to Capital Bank Financial. In evaluating the group of selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Capital Bank Financial, such as the impact of competition on the business of Capital Bank Financial or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Capital Bank Financial or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

Capital Bank Financial Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis to determine a range of potential per share values for Capital Bank Financial on a pro forma basis. Morgan Stanley calculated a range of implied prices per share of Capital Bank Financial common stock based on the sum of the discounted after-tax net present values of (i) annual free cash flows that Capital Bank Financial is estimated to generate for the fiscal years ending December 31, 2017 through December 31, 2022, assuming a Common Equity Tier 1 ratio target level of 9.0% and (ii) a projected terminal value of Capital Bank Financial common stock as of December 31, 2022. Morgan Stanley then discounted the cash flows back to March 31, 2017.

Capital Bank Financial Discounted Cash Flow Analysis without Synergies

For the implied value range of Capital Bank Financial on a standalone basis, Morgan Stanley based its analysis on a range of terminal multiples of 14.0x to 16.0x forward EPS, 9.0% to 11.0% discount rate, a 9.0% Common Equity Tier 1 ratio target level, the Estimates for Capital Bank Financial, 0.25% opportunity cost of cash, and risk-weighted assets growth per the Estimates for Capital Bank Financial. Utilizing the range of discount rates and terminal value multiples, Morgan Stanley derived an implied valuation range of present value indications per share of Capital Bank Financial common stock ranging from $36.09 to $43.05.

Capital Bank Financial Discounted Cash Flow Analysis with Synergies

For the implied value range of Capital Bank Financial on a pro forma basis, pursuant to guidance from management of First Horizon, Morgan Stanley adjusted for assumptions made by First Horizon regarding cost savings, fair market value adjustments, and other transaction adjustments that were assumed by management of First Horizon. These EPS estimates were then used to estimate annual free cash flows for Capital Bank Financial with synergies for 2018 through 2022. To determine implied value per share, Morgan Stanley considered a range of discount rates from 9.0% to 11.0% and a range of terminal values based on a multiple of estimated net income in 2023 of 14.0x to 16.0x. Utilizing the range of discount rates and terminal value multiples, Morgan Stanley derived an implied valuation range of present value indications per share of Capital Bank Financial common stock ranging from $42.15 to $50.76.

The discounted cash flow analysis is not necessarily indicative of actual values or future results. The results of the discounted cash flow analysis are highly dependent on the assumptions being made, including earnings growth rates, asset growth rates, target tangible common equity ratios, dividend payout amounts, terminal values and discount rates.

Select Precedent M&A Transactions Analysis

Using publicly available information, Morgan Stanley reviewed the terms of selected precedent transactions, including transactions with a deal value greater than $1 billion announced since January 1, 2015, in which the targets were banks that operate in and/or were exposed to similar lines of business as Capital Bank Financial. For each of these transactions, Morgan Stanley reviewed the price paid and calculated the multiple of price to tangible book value and the multiple of price to forward EPS. The following table sets forth the selected transactions considered, including their respective dates of announcement:

Select Precedent M&A Transactions

Buyer/Target	Announcement Date
Sterling / Astoria	03/07/17
IBERIA / Sabadell	02/28/17
Pinnacle / BNC Bancorp	01/22/17
F.N.B. / Yadkin	07/21/16
CIBC / PrivateBancorp	06/29/16
Huntington / FirstMerit	01/26/16
BBCN / Wilshire	12/07/15
KeyCorp / First Niagara	10/30/15
BB&T / National Penn	08/17/15
RBC / City National	01/22/15

Morgan Stanley reviewed for each of the transactions listed above, among other things, total assets and transaction values, 1-day market premiums and 30-day market premiums, the multiple of price to tangible book value, the multiple of price to forward EPS, and core deposit premiums. Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information at the time of announcement of the relevant transaction. Based on the analysis of the relevant metrics for each of the selected transactions, Morgan Stanley selected a range of multiples and premiums and applied these ranges of multiples and premiums to the relevant financial statistics for Capital Bank Financial. For purposes of this analysis, Morgan Stanley utilized 2018 EPS estimate of $2.14 based on Wall Street consensus mean estimates as adjusted by management of First Horizon, tangible book value per share of Capital Bank Financial common stock of $20.29 as of March 31, 2017 and core deposits per share of Capital Bank Financial of $138 as of March 31, 2017.

Morgan Stanley estimated the implied value per share of Capital Bank Financial’s common stock as of May 2, 2017, as follows:

	Capital Bank Financial Metric	Multiple Statistic Range	Implied Value Per Share of Capital Bank Financial Common Stock
Price / Forward Earnings	$2.14	16x – 21x	$34.24 – $44.94
Price / Tangible Book Value	$20.29	2.0x – 2.5x	$40.58 – $50.73
Core Deposit Premium	$138	10% – 20%	$34.09 – $47.89

Morgan Stanley noted that the consideration to be paid by First Horizon pursuant to the merger agreement consisted of $7.90 in cash and 1.750 shares of First Horizon common stock based on a fixed exchange ratio. The implied purchase price per share is based on the First Horizon closing stock price of $18.56 on May 2, 2017 and assuming Capital Bank Financial has 53.5 million shares outstanding on a fully diluted basis.

No company or transaction utilized as a comparison in the selected precedent transactions analysis is identical to Capital Bank Financial or First Horizon; nor are the transactions identical to the transactions contemplated by the merger agreement. In evaluating the transactions listed above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of First Horizon and Capital Bank Financial, such as the impact of competition on the business of First Horizon and Capital Bank Financial or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Capital Bank Financial or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Accordingly, mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

First Horizon Public Trading Multiples Analysis

Morgan Stanley performed a public trading multiples analysis, which is designed to provide an implied trading value of a company by comparing it to selected companies with similar characteristics to the company. Morgan Stanley selected the companies used in this analysis based upon the following criteria: region of operation, company size and certain operational models and characteristics. Morgan Stanley compared certain financial information of First Horizon with publicly available information for the selected companies. The selected banks were chosen based on Morgan Stanley’s knowledge of the industry and because these banks have businesses that may be considered similar to First Horizon’s. They are all publicly traded banks in the US with total assets between $20 billion and $40 billion. The selected banks included:

•	First Citizens BancShares, Inc.

•	BOK Financial Corporation

•	Synovus Financial Corp.

•	Associated Banc-Corp

•	BankUnited, Inc.

•	Webster Financial Corporation

•	Wintrust Financial Corporation

•	Hancock Holding Company

•	Commerce Bancshares, Inc.

•	Umpqua Holding Corporation

•	Investors Bancorp, Inc.

•	Valley National Bancorp

•	F.N.B. Corporation

•	IBERIABANK Corporation

•	TCF Financial Corporation

•	UMB Financial Corporation

In all instances, multiples were based on closing stock prices on May 2, 2017. For each of the following analyses performed by Morgan Stanley, financial and market data for the selected companies were based on the most recent publicly available information.

With respect to the selected companies, the information Morgan Stanley presented included:

•	multiple of price to estimated earnings per share for 2018, or Price / 2018 EPS; and

•	multiple of price to tangible book value per share, or Price / Tangible Book Value

	Selected Companies’ Median	Selected Companies’ Average	First Horizon
Price / 2018E EPS	15.6x	15.4x	14.2x
Price / Tangible Book Value	1.9x	1.9x	2.0x

Based on the analysis of the relevant metrics for each of the selected banks, Morgan Stanley selected a range of multiples and applied this range of multiples to the relevant financial statistics for First Horizon. For purposes of this analysis, Morgan Stanley utilized a 2018 EPS estimate of $1.31 based on the Estimates for First Horizon and tangible book value per share of $9.14 as of March 31, 2017.

Morgan Stanley estimated the implied trading value per share of First Horizon common stock as of May 2, 2017, as follows:

	First Horizon Metric	Multiple Statistic Range	Implied Value Per First Horizon Common Stock
Price / 2018E EPS	$1.31	14x – 16x	$18.34 – $20.96
Price / Tangible Book Value	$9.14	1.8x – 2.2x	$16.45 – $20.11

Morgan Stanley also did a regression-based analysis based on price / tangible book value versus 2017 return on tangible common equity. The low-end range was $16.93 and the high-end range was $20.69. The analysis represents a +/- 10% range from the regression implied price.

No company in the public trading multiples analysis is identical to First Horizon. In evaluating the group of selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of First Horizon, such as the impact of competition on the business of First Horizon or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of First Horizon or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

First Horizon Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis to determine a range of potential per share values for First Horizon on a standalone basis. Morgan Stanley calculated a range of implied prices per share of First Horizon common stock based on the sum of the discounted after-tax net present values of (i) annual free cash flows that First Horizon is estimated to generate for the fiscal years ending December 31, 2017 through December 31, 2022, assuming an 8.5% Common Equity Tier 1 ratio target level (mid-point of management public guidance of 8.0-9.0%), and (ii) a projected terminal value of First Horizon common stock as of December 31, 2022. Morgan Stanley then discounted the cash flows back to March 31, 2017.

For the implied value range of First Horizon on a standalone basis, Morgan Stanley based its analysis on range of terminal multiples of 14.0x to16.0x forward EPS, 10.0% to-12.0% discount rate, a 8.5% Common Equity Tier 1 ratio target level (mid-point of management public guidance of 8.0-9.0%), the Estimates of First Horizon, long-term EPS growth rate of 7.0% used at the direction of First Horizon management, a 0.25% opportunity cost of cash, and risk-weighted assets growth rate of 5.0%. Utilizing the range of discount rates and terminal value multiples, Morgan

Stanley derived an implied valuation range of present value indications per share of First Horizon common stock ranging from $18.21 to $21.71.

General

In connection with the review of the merger by First Horizon’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of First Horizon or Capital Bank Financial. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of First Horizon or Capital Bank Financial. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, to First Horizon of the merger consideration to be paid by First Horizon pursuant to the merger agreement, and in connection with the delivery of its oral opinion, and its subsequent written opinion, to First Horizon’s board of directors. These analyses do not purport to be appraisals or to reflect the prices at which First Horizon common stock or Capital Bank Financial common stock might actually trade.

The consideration was determined through arm’s-length negotiations between First Horizon and Capital Bank Financial and was approved by First Horizon’s board of directors. Morgan Stanley provided advice to First Horizon during these negotiations but did not, however, recommend any specific merger consideration to First Horizon, or that any specific merger consideration constituted the only appropriate merger consideration for the merger.

Morgan Stanley’s opinion and its presentation to First Horizon’s board of directors was one of many factors taken into consideration by First Horizon’s board of directors in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of First Horizon’s board of directors with respect to the merger consideration or of whether First Horizon’s board of directors would have been willing to agree to a different merger consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

First Horizon’s board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management business. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of First Horizon, Capital Bank Financial or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

As compensation for its services relating to the merger, First Horizon has agreed to pay Morgan Stanley a fee of $5 million in the aggregate, $1.5 million of which was payable upon the rendering of its opinion and $3.5 million of which is contingent upon the consummation of the merger. First Horizon has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred in performing its services. In addition, First Horizon has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. During the two years preceding the date of delivery of Morgan Stanley’s written opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services to First Horizon, for which Morgan Stanley and its affiliates have received fees of less than $1 million in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the First Horizon and its respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, Morgan Stanley and its affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to each of Crestview Partners, Franklin Resources, Oak Hill Advisors and Oak Hill Capital Partners, and certain of their affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services.

The First Horizon Board of Directors After the Mergers

Pursuant to the merger agreement, First Horizon will take all appropriate action so that, as of the effective time, the number of directors constituting the First Horizon board of directors will be increased by two and that one of the two vacancies will be filled by Mr. R. Eugene Taylor (the Chairman and Chief Executive Officer of Capital Bank Financial) and the other will be filled by Mr. Peter N. Foss, a member of the Capital Bank Financial board of directors. Information regarding current directors of First Horizon and Capital Bank Financial, including biographical information, compensation and stock ownership, can be found in each of First Horizon’s and Capital Bank Financial’s proxy statements for their respective 2017 annual meetings, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Interests of Capital Bank Financial’s Directors and Executive Officers in the Merger

In considering the recommendations of Capital Bank Financial’s board of directors with respect to the merger, you should be aware that Capital Bank Financial’s directors and executive officers have agreements or arrangements that provide them with interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other Capital Bank Financial common stockholders. Capital Bank Financial’s board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend to Capital Bank Financial’s stockholders that they vote for the Capital Bank Financial merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger. See the sections entitled “The Mergers—Background of the Merger” and “The Mergers—Capital Bank Financial’s Reasons for the Merger; Recommendation of Capital Bank Financial’s Board of Directors” of this joint proxy statement/prospectus, respectively. These interests are described in more detail below, and certain interests are quantified in the narrative and table below. As the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.

Treatment of Capital Bank Financial Compensatory Equity Awards

Options. At the effective time, each outstanding option to purchase shares of Capital Bank Financial common stock (which we refer to as a “Capital Bank Financial stock option”) will fully vest (to the extent unvested) and be assumed by First Horizon and converted into an option to purchase a number of shares of First Horizon common stock (rounded down to the nearest whole share) equal to the number of shares of Capital Bank Financial common stock underlying the Capital Bank Financial stock option multiplied by the exchange ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per share of the Capital Bank Financial stock option divided by the exchange ratio. Except as described in the immediately preceding sentence, each such First Horizon stock option will continue to have the same terms and conditions as applied to the corresponding Capital Bank Financial stock option immediately prior to the effective time. As of the date of this joint proxy statement/prospectus, Kenneth A. Posner, Capital Bank Financial’s Chief of Strategic Planning and Investor Relations, was the only executive officer who held unvested Capital Bank Financial stock options and no non-employee directors held unvested Capital Bank Financial stock options.

Restricted Stock. At the effective time, each outstanding share of restricted stock of Capital Bank Financial will fully vest and be cancelled and converted into the right to receive an amount in cash equal to the per share cash consideration, less applicable tax withholdings.

Quantification of Payments. For an estimate of the amounts that would be payable to each of Capital Bank Financial’s named executive officers upon settlement of their unvested Capital Bank Financial equity awards for which vesting will be accelerated in connection with the merger, see “—Merger-Related Compensation for Capital Bank Financial’s Named Executive Officers” below. The estimated aggregate amount that would be payable to Capital Bank Financial’s two executive officers who are not named executive officers upon settlement of their unvested Capital Bank Financial equity awards for which vesting will be accelerated in connection with the merger if the effective time occurred on June 12, 2017 is $720,670. None of Capital Bank Financial’s seven non-employee directors hold any unvested Capital Bank Financial equity awards as of June 12, 2017. The amounts specified in this paragraph are determined using a price per share of Capital Bank Financial common stock of $39.28, the average closing price per share over the first five business days following the announcement of the merger agreement.

Existing Employment Agreements between Capital Bank Financial and Certain Named Executive Officers

Capital Bank Financial has existing employment agreements with each of Capital Bank Financial’s named executive officers (other than Kenneth J. Kavanagh, Capital Bank Financial’s Consumer Banking Executive), which provide for severance benefits in the event of, among other things, a termination of employment by Capital Bank Financial without cause, a resignation by the named executive officer with good reason, or due to the named executive officer’s death or disability, in each case, within two years following a change in control (each of which we refer to as a “qualifying termination” of such named executive officer). The merger will constitute a change in control for purposes of the employment agreements.

Upon a qualifying termination, the named executive officer would be entitled to receive:

•

a lump sum cash payment equal to 2.99 times the sum of the named executive officer’s base salary in effect immediately prior to the termination of employment and the named executive officer’s target incentive payment (whether payable in cash or equity) for the year of termination of employment or, if higher, or if no target incentive payment has been established for such year, the incentive payment paid or payable to the named executive officer in respect of the last completed fiscal year of Capital Bank Financial prior to the date of termination; and

•	continued health, medical, dental, vision, and life insurance benefits for 36 months following the qualifying termination.

The employment agreements provide that any payments or benefits payable to the named executive officers (other than Mr. Kavanagh) will be reduced to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code, unless the named executive officer would be better off on an after-tax basis receiving all such payments or benefits. Under the employment agreements, each of the named executive officers (other than Mr. Kavanagh) is also subject to a confidentiality covenant and, during his employment and for

12 months thereafter, noncompetition and nonsolicitation covenants in favor of Capital Bank Financial. However, under the merger agreement, Capital Bank Financial is permitted to amend the employment agreement with Christopher G. Marshall, Capital Bank Financial’s Chief Financial Officer, to provide that the noncompetition covenant thereunder will not apply following the occurrence of a change in control, but that the nonsolicitation covenant will apply for a period of two years following his termination of employment.

Under the merger agreement, immediately prior to the effective time, Capital Bank Financial is permitted to pay the cash severance amounts contemplated by the employment agreements to each named executive officer (other than Mr. Kavanagh) that would be due to the named executive officer on a resignation with good reason during the two-year period following a change in control. In addition, as discussed more fully below, First Horizon has entered into a new employment agreement with R. Eugene Taylor, Capital Bank Financial’s Chief Executive Officer, which will supersede his existing employment agreement as of the effective time. See “—New Employment Agreement between First Horizon and R. Eugene Taylor” below.

For an estimate of the value of the payments and benefits described above that would be payable to each of the named executive officers (other than Mr. Kavanagh) under their employment agreements, see “—Merger-Related Compensation for Capital Bank Financial’s Named Executive Officers” below.

Existing Change in Control Severance Agreements between Capital Bank Financial and Certain Other Executive Officers

Capital Bank Financial has existing change in control severance agreements with each of Mr. Kavanagh and Capital Bank Financial’s two executive officers who are not named executive officers, which provide for severance benefits in the event of a termination of employment by Capital Bank Financial without cause or a resignation by the executive officer with good reason, in each case, within two years following a change in control (each of which we refer to as a “qualifying termination” of such executive officer). The merger will constitute a change in control for purposes of the change in control severance agreements.

Upon a qualifying termination, each of Mr. Kavanagh and each executive officer who is not a named executive officer would be entitled to:

•

a lump sum cash payment equal to 1.5 times the sum of the executive officer’s base salary and the executive officer’s target incentive payment (whether payable in cash or equity) for the year of termination of employment or, if higher, or if no target incentive payment has been established for such year, the incentive payment paid or payable to the executive officer in respect of the last completed fiscal year of Capital Bank Financial prior to the date of termination; and

•	continued health, medical, dental, vision, and life insurance benefits for 18 months following the qualifying termination.

The change in control severance agreements provide that any payments or benefits payable to Mr. Kavanagh and the two executive officers who are not named executive officers will be reduced to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code, unless the executive officer would be better off on an after-tax basis receiving all such payments or benefits. Under the change in control severance agreements, each of the executive officers is also subject to a confidentiality covenant and, during his or her employment and for 12 months thereafter, a nonsolicitation covenant in favor of Capital Bank Financial.

Under the merger agreement, immediately prior to the effective time, Capital Bank Financial is permitted to pay the cash severance amounts contemplated by the change in control severance agreements to Mr. Kavanagh and Capital Bank Financial’s two executive officers who are not named executive officers that would be due to such executive officers on a resignation with good reason during the two-year period following a change in control.

For an estimate of the value of the payments and benefits described above that would be payable to Mr. Kavanagh under his change in control severance agreement, see “—Merger-Related

Compensation for Capital Bank Financial’s Named Executive Officers” below. The estimated aggregate amount that would be payable to Capital Bank Financial’s two executive officers who are not named executive officers under their respective change in control severance agreements if the effective time were to occur on June 12, 2017 is $1,140,706.

New Employment Agreement between First Horizon and R. Eugene Taylor

In connection with Capital Bank Financial’s entry into the merger agreement, Mr. Taylor entered into an employment agreement with First Horizon (which we refer to as the “First Horizon employment agreement”), which agreement will become effective for a two-year term as of the effective time and supersede and replace Mr. Taylor’s existing employment agreement with Capital Bank Financial. Under the employment agreement, Mr. Taylor will serve as Vice Chairman of First Horizon and report to the Chief Executive Officer of First Horizon. In addition, effective as of the effective time, Mr. Taylor will be appointed to the First Horizon board of directors and, during the term of the employment agreement, will be nominated to serve on the First Horizon board of directors. Under the First Horizon employment agreement, First Horizon has agreed that Mr. Taylor may, prior to the effective time (or, if not practicable prior to the effective time, following the effective time), enter into a Rule 10b5-1 Plan providing for his sale of shares of First Horizon common stock and liquidation of stock options to purchase shares of First Horizon common stock received by Mr. Taylor in connection with the merger.

The First Horizon employment agreement provides for an annual base salary of $700,000 (subject to annual increases as determined by the compensation committee of the First Horizon board of directors), an annual incentive payment of no less than 100% of Mr. Taylor’s annual base salary, and the grant at the effective time of a restricted stock award having a grant date fair market value of $2.1 million, which award will vest on the second anniversary of the closing date, subject to Mr. Taylor’s continued employment and to accelerated vesting upon a termination of employment without cause, a resignation with good reason, or a termination of employment due to death or disability. The First Horizon employment agreement also provides for a payment immediately prior to the effective time of the cash severance under Mr. Taylor’s existing employment agreement with Capital Bank Financial that would be due to Mr. Taylor on a resignation with good reason during the two-year period following a change in control, as described above in “—Existing Employment Agreements between Capital Bank Financial and Certain Named Executive Officers.”

If, during the term of the First Horizon employment agreement, Mr. Taylor is terminated without cause or resigns with good reason, he will be entitled to receive a lump sum payment equal to the amount of base salary and minimum annual incentive payment he would have received through the second anniversary of the closing if his employment had not been terminated, a prorated bonus for the year of termination (based on target performance), continued welfare benefits (as described above in “—Existing Employment Agreements between Capital Bank Financial and Certain Named Executive Officers”) for 36 months following termination of employment, and accelerated vesting of the restricted stock award described in the immediately preceding paragraph. In addition, upon Mr. Taylor’s termination of employment due to his death or disability, he (or his estate, if applicable) will be entitled to receive a prorated bonus for the year of termination (based on target performance), accelerated vesting of the restricted stock award, and continued welfare benefits as described above. In addition, upon Mr. Taylor’s termination of employment on or following the expiration of the First Horizon employment agreement, he will be entitled to receive a prorated bonus for the year of termination (based on target performance) and continued welfare benefits as described above. If Mr. Taylor resigns without good reason or is terminated with cause during the term of the First Horizon employment agreement, he will be entitled to continued welfare benefits as described above.

The First Horizon employment agreement requires First Horizon to reimburse Mr. Taylor, with interest, for any legal fees and expenses that he may reasonably incur as a result of any contest (regardless of the outcome thereof) of the validity or enforceability of, or any liability under, any provision of the First Horizon employment agreement, or any guarantee of performance under the First Horizon employment agreement. The First Horizon employment agreement also retains the provisions related to excise taxes under Section 4999 of the Code and the restrictive covenants contained in Mr. Taylor’s existing employment agreement with Capital Bank Financial, as described above in “—Employment Agreements with Certain Named Executive Officers.”

Capital Bank Financial Corp. Nonqualified Excess Plan

Certain of Capital Bank Financial’s executive officers participate in the Capital Bank Financial Corp. Nonqualified Excess Plan, which provides for the accelerated payment of outstanding balances credited to the executive officer’s account under the plan upon the occurrence of a change in control. As of the date of this joint proxy statement/prospectus, all of the Capital Bank Financial executive officers who participate in the Nonqualified Excess Plan were fully vested in their balance under the plan.

Other Compensation Matters

Under the terms of the merger agreement, Capital Bank Financial may pay bonuses in respect of the 2017 fiscal year to eligible employees (including executive officers) upon the earlier of immediately prior to the effective time and the date upon which such bonuses would be paid in the ordinary course, with such bonuses prorated if the closing date occurs prior to December 31, 2017. These bonus payments will be based on the greater of target performance and actual performance, without regard to costs and expenses associated with the merger. For an estimate of the value of the prorated bonus payable to each of the named executive officers in connection with the merger, see “—Merger-Related Compensation for Capital Bank Financial’s Named Executive Officers.” The estimated aggregate prorated bonuses (based on target performance) that would be payable to Capital Bank Financial’s two executive officers who are not named executive officers in connection with the merger if the effective time were to occur on June 12, 2017 is $81,221. In addition, if the effective time has not occurred by January 1, 2018, Capital Bank Financial may also pay prorated bonuses to any eligible employees who it reasonably expects to experience a severance qualifying termination on or following the closing in respect of the 2018 fiscal year based upon target performance.

If the effective time occurs prior to January 15, 2018, Capital Bank Financial may pay to eligible employees (including executive officers) an amount in cash equal to the aggregate grant date fair market value of equity awards granted to such employee in 2017, prorated for the number of days elapsed during 2017 through the closing. For an estimate of the value of the prorated equity payments payable to each of the named executive officers in connection with the merger, see “—Merger-Related Compensation for Capital Bank Financial’s Named Executive Officers.” The estimated aggregate prorated equity payments that would be payable to Capital Bank Financial’s two executive officers who are not named executive officers in connection with the merger if the effective time were to occur on June 12, 2017 is $187,841. In lieu of the foregoing payments, if the effective time occurs on or after January 15, 2018, Capital Bank Financial may grant 2018 annual equity awards in the ordinary course of business, which awards would be treated in the merger in the same manner as awards that are currently outstanding (as described below in “The Merger Agreement—Capital Bank Financial Compensatory Equity Awards”).

Capital Bank Financial also may, in consultation with First Horizon, take such actions as it reasonably determines are necessary or appropriate to mitigate the impact of Section 4999 of the Code, including accelerating the vesting and settlement of Capital Bank Financial equity awards so that such awards vest and settle in 2017 and determining and paying bonuses and incentives in respect of the 2017 fiscal year on or prior to December 31, 2017.

As of the date of this joint proxy statement/prospectus, other than Mr. Taylor, none of the Capital Bank Financial executive officers has entered into any agreement with First Horizon or its affiliates regarding employment with, or the provision of services to, First Horizon or any of its affiliates. Prior to or following the closing, however, some or all of the other Capital Bank Financial executive officers may discuss or enter into employment or other arrangements with First Horizon or its affiliates regarding employment with, or the provision of other services to, First Horizon or its affiliates.

Indemnification; Directors’ and Officers’ Insurance

Capital Bank Financial is party to indemnification agreements with each of its directors and executive officers that require Capital Bank Financial, among other things, to indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers. In addition, pursuant to the terms of the merger agreement, Capital Bank Financial’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance” of this joint proxy statement/prospectus.

Board of Directors of First Horizon Following the Merger

Pursuant to the merger agreement, First Horizon has agreed to cause the number of directors that will comprise the board of directors of First Horizon on and after the effective time to be increased by two members and to appoint two then-current directors of Capital Bank Financial (Mr. Taylor and Mr. Foss) to fill the vacancies resulting from such increase.

Merger-Related Compensation for Capital Bank Financial’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Capital Bank Financial’s named executive officers that is based on or otherwise relates to the merger. The merger-related compensation payable to these individuals is subject to a non-binding advisory vote of Capital Bank Financial’s stockholders, as described above in “Capital Bank Financial Proposals—Proposal No. 2 Capital Bank Financial Compensation Proposal.”

The table below sets forth the amount of payments and benefits that each of Capital Bank Financial’s named executive officers would receive in connection with the merger, assuming that the merger were consummated and each such named executive officer experienced a qualifying termination on June 12, 2017. The amounts below are determined using a price per share of Capital Bank Financial common stock of $39.28, the average closing price per share of Class A common stock over the first five business days following the announcement of the merger agreement, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. The amounts below do not take into account the effect of the new agreement between First Horizon and Mr. Taylor entered into in connection with entry into the merger agreement, which will govern the terms and conditions of his employment with First Horizon following the effective time. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a Capital Bank Financial named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
R. Eugene Taylor	4,945,178	1,917,139	27,665	6,889,982
Christopher G. Marshall	3,397,359	1,328,725	39,760	4,765,844
R. Bruce Singletary	2,344,058	932,114	27,255	3,303,427
Kenneth A. Posner	1,945,938	754,811	38,873	2,739,622
Kenneth J. Kavanagh	864,795	546,031	19,762	1,430,588

(1)

The cash payments payable to each of the Capital Bank Financial named executive officers consist of (a) a lump sum payment equal to 2.99 times (1.5 times, in the case of Mr. Kavanagh) the sum of the named executive officer’s base salary and target incentive payment; (b) a lump sum prorated bonus for 2017 (based on target performance); and (c) a lump sum prorated equity payment. The payments described in clauses (b) and (c) are “single-trigger” (i.e., payable upon consummation of a change in control) and the payment described in clause (a) is “double-trigger” (i.e., payable upon a qualifying termination following a change in control), although under the merger agreement, Capital Bank Financial may pay such payment on a “single-trigger” basis. Set forth below are the separate values of each of payments described in clauses (a)–(c) above.

Name	Cash Severance Payment ($)	Prorated Bonus ($)	Prorated Equity ($)
R. Eugene Taylor	4,186,000	234,452	524,726
Christopher G. Marshall	2,870,400	160,767	366,192
R. Bruce Singletary	1,973,400	110,527	260,131
Kenneth A. Posner	1,644,500	92,106	209,332
Kenneth J. Kavanagh	675,000	50,240	139,555

(2)

As described above, all unvested equity-based awards held by Capital Bank Financial’s named executive officers will become vested at the effective time (i.e., “single-trigger” vesting). Set forth below are the values of each type of equity-based award that would become vested upon the effective time, based on a price per share of Capital Bank Financial common stock of $39.28, the average closing price per share over the first five business days following the announcement of the merger agreement.

Name	Stock Options ($)	Restricted Stock ($)
R. Eugene Taylor	—	1,917,139
Christopher G. Marshall	—	1,328,725
R. Bruce Singletary	—	932,114
Kenneth A. Posner	53,506	701,305
Kenneth J. Kavanagh	—	546,031

(3)	The amounts in the table are the estimated value of continued welfare benefits for 36 months (18 months, in the case of Mr. Kavanagh). All such benefits are “double-trigger.”

Dissenters’ Rights in the Merger

General

If the merger agreement is adopted by Capital Bank Financial Class A common stockholders, Capital Bank Financial common stockholders who do not vote in favor of the Capital Bank Financial merger proposal and who properly demand appraisal of their shares will be entitled to exercise appraisal rights in connection with the merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this joint proxy statement/prospectus as Annex F. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Capital Bank Financial common stockholders exercise appraisal rights under Section 262 of the DGCL. Only a holder of record of shares of Capital Bank Financial common stock is entitled to demand appraisal of the shares registered in that holder’s name. A person having a beneficial interest in shares of Capital Bank Financial common stock held of record in the name of another person, such as a broker, bank, or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold shares of Capital Bank Financial common stock through a broker, bank, or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank, or the other nominee.

Under Section 262 of the DGCL, Capital Bank Financial common stockholders who (1) do not vote in favor of the Capital Bank Financial merger proposal, (2) are the record holders of such shares on the date on which they make a demand for appraisal and continue to hold such shares through the effective time of the merger, and (3) otherwise follow exactly the procedures set forth in Section 262 of the DGCL, will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery.

Under Section 262 of the DGCL, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes Capital Bank Financial’s notice to its stockholders that appraisal rights are available in connection with the merger, and the full text of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex F. In connection with the merger, any holder of shares of Capital Bank Financial common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review Annex F carefully.

Failure to strictly comply with the requirements of Section 262 of the DGCL in a timely and proper manner will result in the loss of your appraisal rights under the DGCL. A stockholder who loses his, her, or its appraisal rights will be entitled to receive the merger consideration described in the merger agreement. Because of the complexity of the procedures for exercising appraisal rights, Capital Bank Financial believes that if a stockholder considers exercising such rights with respect to shares of Capital Bank Financial common stock, such stockholder should seek the advice of legal counsel.

Each Capital Bank Financial common stockholder wishing to exercise the right to seek an appraisal of shares of Capital Bank Financial common stock must do ALL of the following:

•

The stockholder must not vote in favor of the Capital Bank Financial merger proposal. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the Capital Bank Financial merger proposal, abstain, or not vote its shares.

•	The stockholder must deliver to Capital Bank Financial a written demand for appraisal before the vote on the Capital Bank Financial merger proposal at the Capital Bank Financial special meeting.

•

The stockholder must continuously hold the shares from the date of making the demand through the effective time of the merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the merger.

•

The stockholder or the surviving entity must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the merger. If no party files such a petition for appraisal within 120 days after the effective time of the merger, then the stockholder will lose his, her or its right to an appraisal of its shares of Capital Bank Financial common stock. The surviving entity is under no obligation to file any petition and has no intention of doing so.

Filing Written Demand

Any Capital Bank Financial common stockholder wishing to exercise appraisal rights must deliver to Capital Bank Financial, before the vote on the Capital Bank Financial merger proposal, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not submit a blank proxy or vote in favor of the Capital Bank Financial merger proposal. A Capital Bank Financial common stockholder wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the Capital Bank Financial merger proposal, and accordingly will constitute a waiver of the stockholder’s right of appraisal and nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the Capital Bank Financial merger proposal or abstain from voting on the Capital Bank Financial merger proposal. However, neither voting against the Capital Bank Financial merger proposal nor abstaining from voting on the Capital Bank Financial merger proposal will constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote on the Capital Bank Financial merger proposal. A stockholder’s failure to make the written demand prior to the taking of the vote on the Capital Bank Financial merger proposal at the Capital Bank Financial special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of Capital Bank Financial common stock is entitled to demand appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of Capital Bank Financial common stock should be executed by or on behalf of the holder of record, and must reasonably inform Capital Bank Financial of the identity of the holder and state that the holder intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, such demand must be executed by or on behalf of the record owner, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners.

A Capital Bank Financial common stockholder who holds shares in brokerage or bank accounts or other nominee forms, and who wishes to exercise appraisal rights, should consult with their brokers, banks, and nominees, as applicable, to determine the appropriate procedures for the broker, bank, or other nominee holder to make a demand for appraisal of those shares on behalf of the stockholder. Each such stockholder is responsible for ensuring that the demand for appraisal is made by the record holder. A person having a beneficial interest in shares held of record in the name of another person, such as a bank, broker, or other nominee, must act promptly to cause the record holder to follow properly and in a timely manner the steps necessary to perfect appraisal rights. Shares held through brokerage firms, banks, and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. Accordingly, any beneficial holder of shares desiring to exercise appraisal rights with respect to such shares that are held through a brokerage firm, bank, or other financial institution should instruct such firm, bank, or other financial institution that the demand for appraisal must be made by the record holder of the shares, which might be the name of a central security depositary if the shares have been so deposited.

A record owner, such as a bank, brokerage firm, or other nominee, who holds shares of Capital Bank Financial common stock as a nominee for others, may exercise his, her, or its right of appraisal with respect to the shares of Capital Bank Financial common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Capital Bank Financial common stock as to which appraisal is sought. Where no number of shares of Capital Bank Financial common stock is expressly mentioned, the demand will be presumed to cover all shares of Capital Bank Financial common stock held in the name of the record owner.

All written demands for appraisal pursuant to Section 262 of the DGCL should be mailed or delivered to:

Capital Bank Financial Corp.
4725 Piedmont Row Drive, Suite 110
Charlotte, North Carolina 28210
Attention: Corporate Secretary

Any Capital Bank Financial common stockholder who has not commenced an appraisal proceeding or joined an appraisal proceeding as a named party may withdraw his, her, or its demand for appraisal and accept the merger consideration by delivering to the surviving entity a written withdrawal of the demand for appraisal within 60 days after the effective time of the merger. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the merger will require written approval of the surviving entity. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of

Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; however, such dismissal will not affect the right of any stockholder who has not commenced an appraisal proceeding, or joined that proceeding as a named party, to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time of the merger.

Notice by the Surviving Entity

If the merger is completed, within 10 days after the effective time of the merger, the surviving entity will notify each Capital Bank Financial common stockholder who has made a written demand for appraisal pursuant to Section 262 of the DGCL, and who has not voted in favor of the Capital Bank Financial merger proposal, that the merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, but not thereafter, the surviving entity or any Capital Bank Financial common stockholder who has complied with Section 262 of the DGCL and has perfected his, her, or its right to exercise appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving entity in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. The surviving entity is under no obligation, and has no present intention, to file a petition, and holders should not assume that the surviving entity will file a petition or initiate any negotiations with respect to the fair value of shares of Capital Bank Financial common stock. Accordingly, any Capital Bank Financial common stockholders who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of Capital Bank Financial common stock within the time and in the manner prescribed by Section 262 of the DGCL. The failure of a Capital Bank Financial common stockholder to file such a petition within the period specified in Section 262 of the DGCL could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the effective time of the merger, any holder of shares of Capital Bank Financial common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares not voted in favor of the proposal to adopt the merger agreement and with respect to which Capital Bank Financial has received demands for appraisal, and the aggregate number of holders of such shares. The surviving entity must mail this statement to the requesting stockholder within 10 days after receipt of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request from the surviving entity the foregoing statements. As noted above, however, the demand for appraisal can only be made by a stockholder of record.

If a petition for an appraisal is duly filed by a Capital Bank Financial common stockholder and a copy thereof is served upon the surviving entity, the surviving entity will then be obligated within 20 days after such service to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Delaware Court of Chancery, the court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss such stockholder from the proceedings.

If immediately before the merger the shares of the Capital Bank Financial Class A common stock continue to be listed on the NASDAQ, the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Capital Bank Financial Class A common stock or (2) the value of the consideration provided in the merger for such total number of shares exceeds $1 million.

If no petition for an appraisal is filed, or if a Capital Bank Financial common stockholder delivers to the surviving entity a written withdrawal of the demand for an appraisal and an acceptance of the merger, either within 60 days after the effective time of the merger or thereafter with the written approval of the surviving entity, then the right of such stockholder to an appraisal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any Capital Bank Financial common stockholder who commenced the proceeding or joined that proceeding as a named party without the approval of the court.

Determination of Fair Value

After determining the Capital Bank Financial common stockholders entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of the shares of Capital Bank Financial common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. Unless the court in its discretion determines otherwise for good cause shown, and except as otherwise provided in Section 262, interest from the effective time of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving entity may pay to each Capital Bank Financial common stockholder entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such Capital Bank Financial common stockholder), in which case interest shall accrue after such payment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. Capital Bank Financial and First Horizon reserve the right to make such a voluntary cash payment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise, and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Capital Bank Financial common stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined by the Delaware Court of Chancery could be more than, the same as, or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although Capital Bank Financial believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Capital Bank Financial nor First Horizon anticipate offering more than the merger consideration to any stockholder of Capital Bank Financial exercising appraisal rights, and each of Capital Bank Financial and First Horizon reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Capital Bank Financial common stock is less than the merger consideration.

The costs of the appraisal proceedings may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, be charged pro-rata against the value of all the shares entitled to be appraised.

If any Capital Bank Financial common stockholder who demands appraisal of shares of Capital Bank Financial common stock under Section 262 of the DGCL fails to perfect, or loses or successfully withdraws, such holder’s right to appraisal, the stockholder’s shares of Capital Bank Financial common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to the shares, less applicable withholding taxes. A stockholder will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving entity a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262 of the DGCL.

From and after the effective time of the merger, no stockholder who has demanded appraisal rights will be entitled to vote such shares of Capital Bank Financial common stock for any purpose, or to receive payment of dividends or other distributions on the stock, except dividends or other distributions on the holder’s shares of Capital Bank Financial common stock, if any, payable to Capital Bank Financial common stockholders of record as of a time prior to the effective time of the merger.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any Capital Bank Financial common stockholder wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

First Horizon shareholders will not be entitled to appraisal or dissenters’ rights in connection with the merger agreement.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to the receipt of all approvals required to complete the transactions contemplated by the merger agreement from the Federal Reserve and the OCC and any other regulatory approval the failure of which to obtain would reasonably be expected to have a material adverse effect on the surviving corporation (which First Horizon and Capital Bank Financial currently expect to be none), and the expiration of any applicable statutory waiting periods, in each case, without the imposition of a condition or requirement that would reasonably be likely to have a material adverse effect on First Horizon and its subsidiaries, taken as a whole, after giving effect to the merger. We refer to such a condition or requirement as a “materially burdensome condition.” Subject to the terms and conditions of the merger agreement, First Horizon and Capital Bank Financial have agreed to cooperate and use their reasonable best efforts to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. First Horizon has filed applications seeking regulatory approval to complete the transactions contemplated by the merger agreement with the Federal Reserve and the OCC.

Federal Reserve

First Horizon is a financial holding company under the Bank Holding Company Act of 1956, as amended (which we refer to as the “BHCA”). The primary regulator of First Horizon is the Federal Reserve and the merger is subject to the approval by the Federal Reserve under Section 3 of the BHCA. In evaluating an application filed under Section 3 of the BHCA, the Federal Reserve considers, with respect to the bank holding companies and the depository institutions concerned: (1) the competitive impact of the transaction, (2) the financial condition and future prospects, including capital positions and managerial resources, (3) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act of 1977 (which we refer to as “CRA”), (4) the effectiveness of the companies and the depository institutions concerned in combating money laundering activities and (5) the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. The Federal Reserve will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate.

Under the CRA, the Federal Reserve must take into account the record of performance of the companies and the depository institutions concerned in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by such companies and depository institutions. Depository institutions are periodically examined for compliance with the CRA by their primary federal supervisor and are assigned ratings. In evaluating the record of the performance of an institution in meeting the credit needs of the entire community served by the institution, the Federal Reserve considers the institution’s record of compliance with the CRA, including the most recent rating assigned by its primary federal supervisor. As of their last respective CRA examinations, each of Capital Bank Sub and FTBNA was rated “Satisfactory” with respect to CRA compliance.

OCC

The primary regulator of FTBNA is the OCC. The prior approval of the OCC under the Bank Merger Act is required to merge Capital Bank Sub with and into FTBNA. In evaluating an application filed under the Bank Merger Act, the OCC generally considers: (1) the competitive impact of the transaction, (2) the financial and managerial resources of the depository institutions party to the bank merger, (3) the convenience and needs of the community to be served and the record of the depository institutions under the CRA, including their CRA ratings, (4) the depository institutions’ effectiveness in combating money-laundering activities and (5) the extent to which the depository institution merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the OCC will provide an opportunity for public comment on the application for the bank consolidation, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

DOJ

In addition to the Federal Reserve and the OCC, the Antitrust Division of the Department of Justice (which we refer to as the “DOJ”) conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the

Federal Reserve or the OCC, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve or the OCC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations, including certain state insurance departments. In particular, filings are also being made with the North Carolina Office of the Commissioner of Banks to provide the agency prior notice of the proposed merger of Capital Bank Sub into FTBNA.

Based on information available to us as of the date hereof, First Horizon and Capital Bank Financial believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described above will be obtained and, if obtained, as to the timing of any such approvals, First Horizon’s and Capital Bank Financial’s ability to obtain the approvals on satisfactory terms, or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that would reasonably be likely to have a material adverse effect on First Horizon and its subsidiaries, taken as a whole, after giving effect to the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or if such a challenge is made, as to the result of such challenge.

Neither First Horizon nor Capital Bank Financial is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. However, there can be no assurance that any additional approvals or actions will be obtained.

The processing time for obtaining regulatory approvals for bank mergers, particularly for larger institutions, has increased since the financial crisis. In a recent approval order, the Federal Reserve has stated that if material weaknesses are identified by examiners before a banking organization applies to engage in expansionary activity, the Federal Reserve will not allow the application to remain pending while the banking organization addresses its weaknesses. The Federal Reserve explained that if issues arise during processing of an application, a banking organization will be required to withdraw its application pending resolution of any supervisory concerns. Accordingly, if there is an adverse development in either party’s regulatory standing, First Horizon may be required to withdraw the application for approval of the proposed mergers and, if possible, resubmit it after the applicable supervisory concerns have been resolved.

In addition, Capital Bank Financial has agreed to use its reasonable best efforts to cause Capital Bank Sub to prepare and file any applications, notices and filings required by Capital Bank Financial’s or Capital Bank Sub’s federal or state regulatory agencies to permit Capital Bank Sub to make the pre-closing Capital Bank Sub distribution described under “The Merger Agreement—Covenants and Agreements—Capital Bank Sub Pre-Closing Dividend.” The receipt of such any such regulatory approvals will not be a condition to the consummation of the merger or delay the merger.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/ prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about First Horizon and Capital Bank Financial contained in this joint proxy statement/prospectus or in the public reports of First Horizon and Capital Bank Financial filed with the SEC may supplement, update or modify the factual disclosures about First Horizon and Capital Bank Financial contained in the merger agreement. The merger agreement contains representations and warranties by First Horizon, on the one hand, and by Capital Bank Financial, on the other hand. The representations, warranties and covenants made in the merger agreement by First Horizon and Capital Bank Financial were qualified and subject to important limitations agreed to by First Horizon and Capital Bank Financial in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that First Horizon and Capital Bank Financial each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of First Horizon or Capital Bank Financial or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Structure of the Mergers

Each of First Horizon’s and Capital Bank Financial’s respective boards of directors has approved the merger agreement. The merger agreement provides for the merger of Merger Sub with and into Capital Bank Financial, with Capital Bank Financial remaining as the surviving entity and becoming a wholly-owned subsidiary of First Horizon. Such surviving entity will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into First Horizon in a second step merger, with First Horizon as the surviving corporation. Immediately following the completion of the second step merger or at such later time as First Horizon may determine in its sole discretion, Capital Bank Sub will merge with and into FTBNA, with FTBNA continuing as the surviving bank.

First Horizon may change the method of effecting the mergers if and to the extent requested by First Horizon. However, no such change may (i) alter or change the amount or kind of the merger consideration, (ii) adversely affect the tax treatment of the mergers with respect to Capital Bank

Financial common stockholders or (iii) be reasonably likely to cause the closing of the transaction to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed.

The merger agreement further provides that if either Capital Bank Financial fails to obtain the required vote of its stockholders to adopt the merger agreement, or First Horizon fails to obtain the required vote of its shareholders to approve the issuance of shares of First Horizon common stock, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transaction (provided that neither party will have any obligation to alter or change any material term of the merger agreement, including the amount or kind of the merger consideration, in a manner adverse to such party or its stockholders/shareholders or adversely affect the tax treatment of the mergers with respect to Capital Bank Financial common stockholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its stockholders/shareholders for approval or adoption.

Merger Consideration

Each share of Capital Bank Financial common stock issued and outstanding immediately prior to the effective time (except for shares of Capital Bank Financial common stock that are held by stockholders who are entitled to and properly exercise appraisal rights in accordance with Section 262 of the DGCL, which we refer to as “dissenting shares” and shares of Capital Bank Financial common stock held by Capital Bank Financial or First Horizon, with certain limited exceptions) will be converted into the right to receive, at the election of the holders of such shares of Capital Bank Financial common stock, either the per share cash consideration or the per share stock consideration, subject to procedures applicable to oversubscription and undersubscription for cash consideration.

As described in more detail below, the aggregate amount of cash consideration will be fixed. Accordingly, depending on the elections made by other Capital Bank Financial common stockholders, a Capital Bank Financial common stockholder might receive a portion of the merger consideration in the form such holder did not elect.

When making an election, Capital Bank Financial common stockholders may specify different elections with respect to different shares of Capital Bank Financial common stock held by them (for example, a Capital Bank Financial common stockholder with 100 shares of Capital Bank Financial common stock could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Consideration

The merger agreement provides that each share of Capital Bank Financial common stock for which a valid cash election has been made will be converted into the right to receive, subject to proration and adjustment as described below, an amount in cash equal to the sum of (A) $7.90 plus (B) the product of 1.75 multiplied by the average of the closing sale prices of First Horizon common stock on the NYSE for the 10 trading days immediately preceding the completion of the merger. The aggregate amount of the cash consideration is fixed at $410,535,300.

Stock Consideration

The merger agreement provides that each share of Capital Bank Financial common stock for which a valid stock election has been made will be converted into the right to receive, subject to proration and adjustment as described below, the number of shares of First Horizon common stock equal to the quotient of (A) the per share cash consideration divided by (B) the average of the closing sale prices of First Horizon common stock on the NYSE for the 10 trading days immediately preceding the completion of the merger.

If prior to the effective time the outstanding shares of Capital Bank Financial common stock or First Horizon common stock is increased, decreased, changed into, or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the merger consideration to provide Capital Bank Financial common stockholders the same economic effect as contemplated by the merger agreement.

Non-Election Shares

The merger agreement provides that each share of Capital Bank Financial common stock other than shares for which a valid election of either cash consideration or stock consideration has been effectively made and not pursuant to the election provisions described below will be treated as a “non-election share” and will be converted to the right to receive such stock consideration or cash consideration as determined in accordance with the proration and allocation provisions described below.

Proration and Allocation of Merger Consideration

The cash conversion number will be determined by dividing the cash component (i.e., $410,535,300) by the per share cash consideration. All other shares of Capital Bank Financial common stock (excluding certain shares owned by First Horizon, Capital Bank Financial or their subsidiaries cancelled as provided in the merger agreement and restricted stock awards) will be converted into the right to receive the stock consideration.

Within five business days after the effective time, First Horizon will cause the exchange agent to effect the allocation among Capital Bank Financial common stockholders of rights to receive the cash consideration and the stock consideration as described below.

If Cash Consideration is Oversubscribed: Shares of First Horizon common stock may be issued to Capital Bank Financial common stockholders who make cash elections if the aggregate number of shares of Capital Bank Financial common stock with respect to which cash elections have been made, including for this purpose dissenting shares (which we refer to as the “cash election number”) exceeds the cash conversion number. If the cash consideration is oversubscribed, then

•

a Capital Bank Financial common stockholder who made a stock election, no election or an invalid election will receive the stock consideration for each share of Capital Bank Financial common stock as to which such holder made a stock election, no election or an invalid election;

•	a Capital Bank Financial common stockholder who made a cash election will receive:

•

the cash consideration for a number of shares of Capital Bank Financial common stock equal to the product obtained by multiplying (1) the number of shares of Capital Bank Financial common stock for which such holder has made a cash election by (2) a fraction, the numerator of which is the cash conversion number and the denominator of which is the number of cash election shares; and

•	the stock consideration for the remaining shares of Capital Bank Financial common stock for which the Capital Bank Financial common stockholder made a cash election.

If Cash Consideration is Undersubscribed: Cash may be issued to Capital Bank Financial common stockholders who make stock elections if the number of cash election shares is less than the cash conversion number (the amount by which the number of cash election shares is less than the cash conversion number is referred to as the “shortfall number”).

If the cash conversion number is undersubscribed, then all Capital Bank Financial common stockholders who make a cash election will receive the cash consideration for all shares of Capital Bank Financial common stock as to which they made a cash election. Capital Bank Financial common stockholders who make a stock election, no election or an invalid election will receive cash and/or Capital Bank Financial common stock based in part on whether the shortfall number is less or greater than the number of non-election shares, as follows:

Scenario 1: If the shortfall number is less than or equal to the number of non-election shares, then:

•

a Capital Bank Financial common stockholder who made a stock election will receive the stock consideration for each share of Capital Bank Financial common stock as to which such holder made a stock election; and

•	a Capital Bank Financial common stockholder who made no election or who did not make a valid election with respect to any of such holder’s shares of Capital Bank Financial common stock will receive:

•

the cash consideration with respect to such holder’s non-election shares equal to the product obtained by multiplying (1) the number of such non-election shares by (2) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares; and

•	the stock consideration for the remaining number of such holder’s non-election shares.

Scenario 2: If the shortfall number exceeds the number of non-election shares, then:

•

a Capital Bank Financial common stockholder who made no election or who has not made a valid election will receive the cash consideration for each share of Capital Bank Financial common stock for which he or she made no election or did not make a valid election; and

•	a Capital Bank Financial common stockholder who made a stock election will receive:

•

the cash consideration with respect to the number of shares of Capital Bank Financial common stock equal to the product obtained by multiplying (1) the number of shares of Capital Bank Financial common stock with respect to which such holder made a stock election by (2) a fraction, (x) the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and (y) the denominator of which is equal to the total number for which Capital Bank Financial common stockholders made a stock election; and

•	the stock consideration with respect to the remaining shares of Capital Bank Financial common stock as to which such holder made a stock election.

Exchange of Shares; Elections as to Form of Consideration

The conversion of Capital Bank Financial common stock into the right to receive the merger consideration will occur automatically at the effective time. From and after the effective time and the completion of the allocation procedures described above, upon proper surrender of shares of Capital Bank Financial common stock and delivery of a duly executed form of election or letter of transmittal, the exchange agent will exchange shares of Capital Bank Financial common stock for the applicable merger consideration, cash in lieu of fractional shares as well as any dividends or distributions to be paid pursuant to the merger agreement, in each case, without interest. Until surrendered in accordance with the provisions of the merger agreement, each share of Capital Bank Financial common stock shall be deemed at any time after the effective time to represent only the right to receive, upon surrender, the applicable merger consideration and any cash in lieu of fractional shares or in respect of such dividends or distributions.

Form of Election

The merger agreement provides that Capital Bank Financial common stockholders will be provided with a form of election and other customary transmittal materials. The form of election will allow each holder of Capital Bank Financial common stock to specify (i) the number of shares of Capital Bank Financial common stock owned by such holder with respect to which such holder desires to receive the cash consideration and (ii) the number of shares of Capital Bank Financial Common Stock owned by such holder with respect to which such holder desires to receive the stock consideration.

First Horizon will initially make available and mail the form of election at least 20 business days prior to the anticipated election deadline to holders of record as of the business day prior to such mailing date. Following the mailing date, First Horizon will use all reasonable efforts to make available as promptly as possible a form of election to any stockholder who requests a form of election prior to the election deadline. The election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located) on the date which First Horizon and Capital Bank Financial agree is as near as practicable to two business days before the closing date of the transaction. Capital Bank Financial and First Horizon will cooperate to issue a press release reasonably satisfactory to each of them announcing the election deadline not more than 15 days before, and at least five business days prior to, the election deadline.

To make a valid election, a Capital Bank Financial common stockholder must submit to the exchange agent a properly completed and signed form of election (including duly executed transmittal materials included in the form of election). The form of election must also be accompanied by any certificates representing all certificated shares of Capital Bank Financial common stock to which such form of election relates (or by an appropriate customary guarantee of delivery of such certificates, as set forth in such form of election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States).

A Capital Bank Financial common stockholder may, at any time prior to the election deadline, change or revoke an election by written notice to the exchange agent received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election, or by withdrawing his or her shares of Capital Bank Financial common stock previously deposited with the exchange agent. If any election is not properly made with respect to any shares of Capital Bank Financial common stock, such election will be deemed to be not in effect, and the shares of Capital Bank Financial common stock covered by such election will be deemed to be non-election shares, unless a proper election is subsequently timely made.

Letter of Transmittal

As promptly as practicable after the effective time, but in no event later than 10 days thereafter, the exchange agent will mail or otherwise deliver to each holder of record of shares of Capital Bank Financial common stock that have been converted to the right to receive the merger consideration who did not previously surrender its shares of Capital Bank Financial common stock with a form of election, a letter of transmittal and instructions on how to surrender such shares of Capital Bank Financial common stock in exchange for the applicable merger consideration the holder is entitled to receive as well as any dividends or other distributions to be paid to such holder as described below.

If a certificate for Capital Bank Financial common stock has been lost, stolen, or destroyed, the exchange agent will issue the applicable merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by First Horizon, the posting of a bond in an amount as First Horizon may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Capital Bank Financial of shares of Capital Bank Financial common stock that were issued and outstanding immediately prior to the effective time.

Fractional Shares

First Horizon will not issue any fractional shares of First Horizon common stock in the merger. Instead, a Capital Bank Financial common stockholder who otherwise would have received a fraction of a share of First Horizon common stock will receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) First Horizon share closing price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of First Horizon common stock that such holder would otherwise have been entitled to receive.

Withholding

First Horizon will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash portion of the merger consideration, cash in lieu of fractional shares, cash dividends or distributions payable, or any other cash amounts payable under the merger agreement to any Capital Bank Financial common stockholder or holder of Capital Bank Financial equity awards the amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld.

Dividends and Other Distributions

No dividends or other distributions declared with respect to First Horizon common stock will be paid to the holder of any unsurrendered shares of Capital Bank Financial common stock until the holder surrenders such shares in accordance with the merger agreement. After the surrender of a share of Capital Bank Financial common stock in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the stock consideration that such share has been converted into the right to receive under the merger agreement.

Treatment of Capital Bank Financial Compensatory Equity Awards

Capital Bank Financial Stock Options

At the effective time, each outstanding option to purchase shares of Capital Bank Financial common stock will fully vest (to the extent unvested) and be assumed by First Horizon and converted into an option to purchase a number of shares of First Horizon common stock (rounded down to the nearest whole share) equal to the number of shares of Capital Bank Financial common stock underlying the Capital Bank Financial stock option multiplied by the exchange ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per share of the Capital Bank Financial stock option divided by the exchange ratio. Except as described in the immediately preceding sentence, each such First Horizon stock option will continue to have the same terms and conditions as applied to the corresponding Capital Bank Financial stock option immediately prior to the effective time.

Capital Bank Financial Restricted Stock Awards

At the effective time, each outstanding share of restricted stock of Capital Bank Financial will fully vest and be cancelled and converted into the right to receive an amount in cash equal to the per share cash consideration, less applicable tax withholdings.

Closing and Effective Time

The merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “—Conditions to Complete the Merger.”

The merger will become effective when the certificate of merger is filed with the Secretary of State of the State of Delaware, or at such later date or time as First Horizon and Capital Bank Financial agree and as set forth in the certificate of merger. The closing of the merger will occur at 10:00 a.m., New York City time on the third business day after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing), unless another time or date is agreed to by the parties. It currently is anticipated that the completion of the merger will occur in the fourth quarter of 2017 subject to the receipt of regulatory approvals and other closing conditions provided in the merger agreement, but neither Capital Bank Financial nor First Horizon can guarantee when or if the merger will be completed.

Closing and Effective Time of the Second Step Merger

On the date of the completion of the merger and as soon as practicable following the effective time, First Horizon will cause Capital Bank Financial, as the surviving entity in the merger, to be merged with and into First Horizon, with First Horizon surviving the second step merger. To effect the second step merger, First Horizon will cause to be filed articles of merger with the Tennessee Secretary of State in accordance with the Tennessee Business Corporation Act (which we refer to as the “TBCA”) and a certificate of merger with the Delaware Secretary of State in accordance with the DGCL. The second step merger will become effective as of the date and time set forth in the articles of merger to be filed with the Tennessee Secretary of State.

Governing Documents; Directors and Officers; Governance Matters

Merger Sub’s certificate of incorporation and bylaws in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of Capital Bank Financial, the surviving entity, after completion of the merger. First Horizon’s charter and bylaws in effect immediately prior to the effective time of the second step merger will be the charter and bylaws of First Horizon, the surviving entity, after completion of the second step merger.

First Horizon will take all appropriate action so that, as of the effective time, the number of directors constituting the First Horizon board of directors will be increased by two. One of the two vacancies will be filled by Mr. R. Eugene Taylor (the current Chairman and Chief Executive Officer of Capital Bank Financial) and the other will be filled by Mr. Peter N. Foss, a member of the Capital Bank Financial board of directors.

Representations and Warranties

The merger agreement contains customary representations and warranties of each of Capital Bank Financial and First Horizon relating to their respective businesses, including representations and warranties relating to the following:

•	corporate matters, including due organization, qualification and corporate power of itself;

•	capitalization;

•

authority to execute and deliver the merger agreement and the absence of conflicts with, or violations of, organizational documents, laws or other obligations as a result of the consummation of the transaction pursuant to the merger agreement;

•	required governmental and other regulatory filings and other consents and approvals in connection with the consummation of the transaction pursuant to the merger agreement;

•	reports to regulatory authorities and filings with the SEC;

•	financial statements, internal controls, books and records, accounting practices and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events since December 31, 2016;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	disclosure and no violation of certain material contracts;

•	absence of certain agreements with regulatory authorities;

•	information security matters;

•	investment securities;

•	related party transactions;

•

absence of action or any fact or circumstance that could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	opinions from financial advisors;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents; and

•	loan portfolio matters.

First Horizon also represents and warrants to Capital Bank Financial that it has, or will have available to it prior to the closing date, all funds necessary to satisfy its obligations under the merger agreement.

In addition, certain representations and warranties relating to a number of matters are made only by Capital Bank Financial, including:

•	due organization, qualification and corporate power of its subsidiaries;

•	derivative contracts and allowance for loan losses;

•	employee and employee benefit plan matters;

•	environmental matters;

•	real property;

•	intellectual property;

•	inapplicability of state takeover statutes;

•	absence of any investment adviser subsidiaries; and

•	insurance matters.

Certain representations and warranties of Capital Bank Financial and First Horizon are qualified as to knowledge, “materiality” or “material adverse effect.”

For purposes of the merger agreement, a “material adverse effect,” when used in reference to First Horizon or Capital Bank Financial (including in its capacity as the surviving entity in the merger), means a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided, that, with respect to this clause (i), material adverse effect will not be deemed to include the impact of (A) changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules, or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (C) changes, after the date of the merger agreement, in global, national, or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes to interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes thereof, (E) disclosure or consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationship with its customers or employees) or actions expressly required by the merger agreement in contemplation of the transactions contemplated thereby, (F) actions or omissions taken pursuant to the written consent of First Horizon, in the case of Capital Bank Financial, or Capital Bank Financial, in the case of First Horizon; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations, or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated thereby.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Business Prior to the Completion of the Merger

Capital Bank Financial has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to

(i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and (iii) operate, in all material respects, in accordance with the policies and procedures applicable to it. In addition, each of Capital Bank Financial and First Horizon has agreed that, during the same period, subject to specified exceptions, it will, and will cause each of its subsidiaries to, take no action that would reasonably be likely to adversely affect or delay the ability of either of Capital Bank Financial or First Horizon to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the merger agreement, or to perform its covenants and agreements under the merger agreement, or to consummate the transactions contemplated thereby on a timely basis.

Additionally, Capital Bank Financial and First Horizon have undertaken further covenants. Prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Capital Bank Financial may not, and may not permit any of its subsidiaries to, without prior written consent of First Horizon (such consent not to be unreasonably withheld, conditioned or delayed), undertake the following:

•

other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Capital Bank Financial or any of its wholly-owned subsidiaries to Capital Bank Financial or any of its subsidiaries), assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other person (other than a subsidiary of Capital Bank Financial);

•	adjust, split, combine, or reclassify any capital stock;

•

make, declare, or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase, or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into, or exchangeable for, any shares of its capital stock (except (A) regular quarterly cash dividends by Capital Bank Financial at a rate not in excess of $0.12 per share of Capital Bank Financial common stock (except that if First Horizon increases the rate of its regular quarterly dividends on First Horizon common stock paid by it during any fiscal quarter after the date of the merger agreement relative to that paid by it during the fiscal quarter immediately preceding the date of the merger agreement, Capital Bank Financial will be permitted to increase the rate of dividends on Capital Bank Financial common stock paid by it during the same fiscal quarter by the same proportion, or if not possible in the same quarter, in the next fiscal quarter with an appropriate “catch-up” adjustment to account for the amounts that would have been paid in the prior quarter), (B) quarterly dividends payable on Capital Bank Financial preferred stock, (C) dividends paid by any of the subsidiaries of Capital Bank Financial to Capital Bank Financial or any of its wholly-owned subsidiaries, or (D) the acceptance of shares of Capital Bank Financial common stock as payment for the exercise price of Capital Bank Financial stock options or for withholding taxes incurred in connection with the exercise of Capital Bank Financial stock options or the vesting or settlement of Capital Bank Financial equity awards and dividend equivalents thereon, if any, in each case, in accordance with past practice and the terms of the applicable award agreements;

•

grant any stock options, stock appreciation rights, performance shares, restricted stock units, shares of restricted stock, or other equity-based awards or interests, or grant any individual, corporation, or other entity any right to acquire any shares of its capital stock;

•

issue, sell, or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except for the issuance of shares (x) upon the exercise of Capital Bank Financial stock options or the vesting or settlement of Capital Bank Financial equity awards (and dividend equivalents thereon, if any) outstanding as of the date of the merger agreement or granted on or after such date to the extent permitted under the merger agreement or (y) upon conversion of shares of Capital Bank Financial Class B common stock outstanding as of the date of the merger agreement;

•

sell, transfer, mortgage, encumber, or otherwise dispose of any of its material properties or assets to any individual, corporation, or other entity other than a wholly-owned subsidiary, or cancel, release, or assign any material indebtedness to any such person or any claims held by any person, in each case other than in the ordinary course of business;

•

except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, or other entity, other than in a wholly-owned subsidiary of Capital Bank Financial;

•

terminate, materially amend, or waive any material provision of certain material Capital Bank Financial contracts, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business, or enter into any contract that would constitute a material contract if it were in effect on the date of the merger agreement;

•

except as required under applicable law or the terms of any Capital Bank Financial benefit plan existing on May 3, 2017, (i) enter into, adopt or terminate any Capital Bank Financial benefit plan, (ii) amend any Capital Bank Financial benefit plan, other than amendments in the ordinary course of business that do not materially increase the cost or expense of maintaining such plan, program policy or arrangement, (iii) increase the compensation payable to any current or former employee, officer, director or individual independent contractor, except for annual base salary or wage merit increases for officers and employees in the ordinary course of business that do not exceed 3% of the aggregate cost of all officer and employee annual base salaries and wages in effect as of May 3, 2017, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or employee whose annual base salary is greater than $100,000, other than for cause, or (ix) hire any officer or employee whose annual base salary or base wage is greater than $100,000;

•

settle any material claim, suit, action, or proceeding (1) in an amount and for consideration in excess of $1 million individually or $2 million in the aggregate or (2) in a manner that would impose any material restriction on the business of it or any of its subsidiaries or of First Horizon of any of First Horizon’s subsidiaries;

•

take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

amend the Capital Bank Financial organizational documents or comparable governing documents of its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

•

merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize, or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•

materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales, or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed or requested by any governmental entity;

•

implement or adopt any change in its accounting principles, practices, or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity;

•

enter into any material new line of business or change in any material respect its policies, procedures or practices with respect to its lending, investment, underwriting, collateral eligibility, risk and asset liability management, interest rate, fee pricing, hedging, securitization, servicing or other banking and operating policies, procedures and practices (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any governmental entity;

•

make any loans or extensions of credit outside of the ordinary course of business or inconsistent with, or in excess of the limitations contained in, Capital Bank Financial’s loan policy; provided, that any consent from First Horizon for purposes of this clause will not be unreasonably withheld and will be given within two business days after the relevant loan package is provided to First Horizon; provided, further, that, if First Horizon does not respond to any such request for consent within two business days, such non-response will be deemed to constitute consent for purposes of this clause;

•	make, or commit to make, any capital expenditures in excess of $1 million in the aggregate, other than as disclosed to First Horizon prior to the execution of the merger agreement;

•

other than in the ordinary course of business, make, change, or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment, or dispute, or surrender any right to claim a refund of a material amount of taxes;

•	make application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of it or its subsidiaries;

•	subject to certain exceptions, make an application for the closing of or close any branch;

•

purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course of business) in an amount in excess of $1 million for any individual property, or enter into, amend or renew any material lease with respect to real property requiring aggregate payments under any individual lease in excess of $1 million;

•

knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Capital Bank Financial or its subsidiaries to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or the approval of the Capital Bank Financial merger agreement proposal or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by the merger agreement.

Prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, First Horizon may not, and First Horizon may not permit any of its subsidiaries to, without prior written consent of Capital Bank Financial (such consent not to be unreasonably withheld, conditioned or delayed), undertake the following:

•

amend its organizational documents in a manner that would materially and adversely affect Capital Bank Financial common stockholders or adversely affect Capital Bank Financial common stockholders relative to other holders of First Horizon common stock;

•	adjust, split, combine, or reclassify any capital stock of First Horizon;

•	make, declare, or pay any extraordinary dividend on any capital stock of First Horizon;

•

incur any indebtedness for borrowed money (other than indebtedness of First Horizon or any of its wholly-owned subsidiaries to First Horizon or any of its subsidiaries) that would reasonably be expected to prevent First Horizon or its subsidiaries from assuming Capital Bank Financial’s or its subsidiaries’ outstanding indebtedness;

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned subsidiary, in each case other than in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the closing to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed;

•

make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly-owned subsidiary of First Horizon, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the closing to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed;

•

merge or consolidate itself or any of its significant subsidiaries (as defined in the merger agreement) with any other person where it or its significant subsidiary, as applicable, is not the surviving person, or if the merger or consolidation is reasonably likely to cause the closing to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•

take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of First Horizon or its subsidiaries to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or the approval of the First Horizon stock issuance proposal or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by the merger agreement.

Regulatory Matters

First Horizon and Capital Bank Financial have agreed to cooperate and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions, and filings, to obtain as promptly as practicable all permits, consents, approvals, and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the merger agreement and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such third parties and governmental entities. First Horizon and Capital Bank Financial have each agreed to use, and to cause their respective applicable subsidiaries to use, reasonable best efforts to obtain each requisite regulatory approval and any approvals required for the bank merger as promptly as reasonably practicable, and to cooperate with each other in connection therewith. Neither First Horizon nor any of its subsidiaries will be required to take, or agree to take, any actions specified in the merger agreement or to agree to any conditions in respect of any approvals required thereunder that would constitute a materially burdensome condition.

Each of First Horizon and Capital Bank Financial will, and will cause its subsidiaries to, use their reasonable best efforts, in each case as promptly as practicable, (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its subsidiaries with respect to the merger and the bank merger and, subject to the conditions set forth in the merger agreement, to consummate the transactions contemplated by the merger agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any governmental entity and any other third party that is required to be obtained by First Horizon or

Capital Bank Financial or any of their respective subsidiaries in connection with the merger, the bank merger and the other transactions contemplated by the merger agreement.

First Horizon and Capital Bank Financial have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the transactions contemplated by the merger agreement, as well as to promptly keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Employee Benefit Matters

During the period commencing at the effective time and ending on the first anniversary thereof (which we refer to as the “continuation period”), First Horizon has agreed to provide each Capital Bank Financial continuing employee, for so long as they are employed following the effective time, with (i) an annual base salary or wages and target annual cash incentive opportunities, as applicable, that are, in each case, no less than those provided by Capital Bank Financial to the continuing employee immediately prior to the effective time and (ii) employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of First Horizon and its subsidiaries (excluding any severance benefits, frozen benefit plans of First Horizon and its subsidiaries or benefit plans that exclusively provide benefits to grandfathered employees of First Horizon and its subsidiaries). First Horizon has also agreed to, or will cause the surviving corporation or one of its subsidiaries to, provide to each continuing employee whose employment terminates during the continuation period with severance benefits disclosed to First Horizon prior to the execution of the merger agreement, determined by taking into account such continuing employees’ service with Capital Bank Financial and its subsidiaries (and their predecessor entities) prior to the consummation of the merger and with First Horizon and its subsidiaries after the consummation of the merger and without taking into account any reduction after the consummation of the merger in the compensation paid to such continuing employee.

Following the effective time, subject to certain customary exclusions, First Horizon and its subsidiaries will use commercially reasonable efforts to waive pre-existing conditions, exclusions, and waiting periods with respect to participation and coverage requirements under employee benefit plans of First Horizon or its subsidiaries in which Capital Bank Financial continuing employees are eligible to participate after the effective time (which we refer to as “new plans”) except to the extent such pre-existing condition, exclusions and waiting periods would apply under an analogous Capital Bank Financial benefit plan. First Horizon also agreed that it and its subsidiaries will use commercially reasonable efforts to provide credit for any co-payments or coinsurance and deductibles paid prior to the effective time under a Capital Bank Financial benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous Capital Bank Financial benefit plan, and recognize all service of continuing employees with Capital Bank Financial and its subsidiaries for all purposes in any new plan to the same extent that such service was taken into account under the analogous Capital Bank Financial benefit plan. However, service recognition will not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accrual under any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

First Horizon may request that Capital Bank Financial terminate any 401(k) plan effective the day immediately prior to the effective time, in which case, Capital Bank Financial continuing employees will be eligible to participate in and make rollover contributions to the First Horizon 401(k) plan.

Director and Officer Indemnification and Insurance

The merger agreement provides that following completion of the merger, First Horizon and the surviving corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer, and employee of Capital Bank Financial and its subsidiaries or fiduciaries of Capital Bank Financial or its subsidiaries under any Capital Bank Financial benefit plan (in their capacity as such) against any costs or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether arising before or after the effective time, arising in whole or in part out of the fact that such person is or was a director, officer, employee or fiduciary of Capital Bank Financial or its subsidiaries or under any Capital Bank Financial benefit plan or matters existing or occurring at or prior to the effective time (including in connection with the merger agreement and the transactions contemplated thereby), and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires First Horizon to maintain, for a period of six years after the effective time, Capital Bank Financial’s or its subsidiaries’ existing policies of directors’ and officers’ liability insurance and any similar policies covering fiduciaries under any Capital Bank Financial benefit plan or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against present and former officers and directors of Capital Bank Financial and its subsidiaries arising from facts or events that occurred at or prior to the effective time. However, First Horizon is not required to spend annually more than 300% of the current annual premium paid as of the date of the merger agreement by Capital Bank Financial for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then First Horizon will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Capital Bank Financial, in consultation with First Horizon but only upon the consent of First Horizon, may (and, at First Horizon’s request, will use its reasonable best efforts to) obtain at or prior to the effective time a six-year “tail” policy under Capital Bank Financial’s existing directors’ and officers’ insurance policy and similar policy covering fiduciaries under the Capital Bank Financial benefit plans providing equivalent coverage to that described in the preceding sentence if and to the extent such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap. If such a “tail policy” is purchased, First Horizon must maintain the policy in full force and effect and not cancel such policy.

Dividends

First Horizon and Capital Bank Financial must coordinate with each other for the declaration of any dividends in respect of First Horizon common stock and Capital Bank Financial common stock and the record dates and payment dates relating thereto to ensure that Capital Bank Financial common stockholders do not fail to receive a dividend (nor receive two dividends) in any one quarter. Starting with the third quarter of 2017, (i) the Capital Bank Financial board of directors will cause its regular quarterly dividend record dates and payment dates for Capital Bank Financial common stock to be similar to the regular quarterly dividend record dates and payment dates for First Horizon common stock, and (ii) the First Horizon board of directors will continue to pay dividends on First Horizon common stock on substantially the same record and payment date schedules as have been utilized in the past.

Capital Bank Financial Special Meeting and Recommendation of the Capital Bank Financial Board of Directors

Capital Bank Financial has agreed to hold a special meeting of its Class A common stockholders for the purpose of voting upon adoption of the merger agreement as soon as reasonably practicable and upon the declaration of effectiveness of the registration statement of which this joint proxy statement/prospectus is a part. Except in the case of an adverse recommendation change (as defined below), each of Capital Bank Financial and the Capital Bank Financial board of directors has agreed to use its reasonable best efforts to obtain from the Capital Bank Financial Class A common stockholders the vote required to adopt the merger agreement, including by communicating to the stockholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they adopt and approve the plan of merger set forth in the merger agreement and the transactions contemplated thereby. Capital Bank

Financial must engage a proxy solicitor reasonably acceptable to First Horizon to assist in the solicitation of proxies from stockholders relating to such vote.

The Capital Bank Financial board of directors (and each committee thereof) has agreed not to (1) withhold, withdraw, qualify or modify (or publicly propose, resolve or declare its intent to withhold, withdraw, qualify or modify) its recommendation to its stockholders; (2) recommend or declare advisable an acquisition proposal other than the merger; or (3) fail to include its recommendations in this joint proxy statement/prospectus (any action described in sub-clauses (1)-(3) above, an “adverse recommendation change”). However, if at any time after the date of the merger agreement and prior to the approval of the Capital Bank Financial merger proposal, Capital Bank Financial receives an acquisition proposal that did not result from a material breach of the other terms of the merger agreement, and Capital Bank Financial, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that failure to effect an adverse recommendation change in connection with an acquisition proposal would more likely than not result in a violation of its fiduciary duties under applicable law, then it may submit the merger agreement to its stockholders, and the Capital Bank Financial board of directors may make an adverse recommendation change (although the resolutions approving the merger agreement may not be rescinded or amended) and may communicate the basis for its adverse recommendation change to its stockholders in this joint proxy statement/prospectus or a supplement or amendment thereto, provided that (1) it gives First Horizon at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Capital Bank Financial board of directors in response to an acquisition proposal, the latest material terms and conditions, and the identity of the third-party making any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances); and (2) at the end of such notice period, the Capital Bank Financial board of directors takes into account any amendment or modification to the merger agreement proposed by First Horizon and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period.

Capital Bank Financial must adjourn or postpone its meeting of Class A common stockholders up to two times if there are insufficient shares of Capital Bank Financial common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Capital Bank Financial has not received proxies representing a sufficient number of shares necessary for the stockholder approval of the Capital Bank Financial merger proposal.

First Horizon Special Meeting and Recommendation of the First Horizon Board of Directors

First Horizon has agreed to hold a meeting of its shareholders for the purpose of voting upon the issuance of First Horizon common stock in connection with the merger, as soon as reasonably practicable. The First Horizon board of directors has agreed to use its reasonable best efforts to obtain from its shareholders the vote required to approve the First Horizon stock issuance proposal, including by communicating to its shareholders its recommendation (and including such recommendation in this joint proxy statement/prospectus). First Horizon must engage a proxy solicitor reasonably acceptable to Capital Bank Financial to assist in the solicitation of proxies from shareholders relating to such required vote.

First Horizon must postpone or adjourn its shareholder meeting up to two times if there are insufficient shares of First Horizon common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, First Horizon has not received proxies representing a sufficient number of shares necessary for the shareholder approval of the First Horizon stock issuance proposal.

Agreement Not to Solicit Other Offers

Under the terms of the merger agreement, Capital Bank Financial will not, and will cause its subsidiaries and its and their officers, directors, agents, advisors, and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage, or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal. For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer or proposal relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Capital Bank Financial and its subsidiaries, or 25% or more of any class of equity or voting securities of Capital Bank Financial or its subsidiaries whose assets, either individually or in the aggregate, constitute more than 25% of the consolidated assets of Capital Bank Financial, (ii) any tender offer or exchange offer that, if consummated, would result in such third-party beneficially owning more than 25% of any class of equity or voting securities of Capital Bank Financial or its subsidiaries whose assets, either individually or in the aggregate, constitute more than 25% of the consolidated assets of Capital Bank Financial, or (iii) a merger, consolidation, share exchange or other business combination or reorganization involving Capital Bank Financial or its subsidiaries whose assets, either individually or in the aggregate, constitute more than 25% of the consolidated assets of Capital Bank Financial, except in each case, for any sale of whole loans and securitizations in the ordinary course of business and any bona fide internal reorganization.

However, in the event that after the date of the merger agreement and prior to the approval of the Capital Bank Financial merger proposal, Capital Bank Financial receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and their officers, directors, agents, advisors, and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, Capital Bank Financial provides such information to First Horizon and enters into a confidentiality agreement with such third-party on terms no less favorable to it than the confidentiality agreement between First Horizon and Capital Bank Financial, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with Capital Bank Financial.

Capital Bank Financial agreed to, and to cause its and its subsidiaries’ officers, directors, agents, advisors, and representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of the merger agreement with any person other than First Horizon with respect to any acquisition proposal. Capital Bank Financial will promptly (within one business day) advise First Horizon following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such acquisition proposal), and will keep First Horizon promptly (and in any event within one business day) advised of any related substantive developments, discussions, and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal. In addition, Capital Bank Financial has agreed to (1) withdraw and terminate access that was granted to any person (other than the parties to the merger agreement and their respective affiliates and representatives) to any “data room” (virtual or physical) that was established in connection with a transaction involving Capital Bank Financial and (2) use its reasonable best efforts, subject to applicable law and the fiduciary duties of the Capital Bank Financial board of directors to enforce any existing confidentiality or (to the extent separate from a confidentiality agreement) standstill agreements to which it or any of its subsidiaries is a party and, in accordance with such other agreements, cause any person (other than a party to the merger agreement, its affiliates and representatives) to return or destroy non-public information regarding Capital Bank

Financial or any of its affiliates in connection with a potential transaction involving Capital Bank Financial. Capital Bank Financial has also agreed that during the term of the merger agreement, it will not and will cause its subsidiaries and its and their officers, directors, agents, advisors, and representatives to not enter into any binding acquisition agreement, merger agreement or other definitive transaction agreement (other than a confidentiality agreement permitted pursuant to the previous paragraph) relating to any acquisition proposal.

Capital Bank Sub Pre-Closing Dividend

Capital Bank Financial agreed to use its reasonable best efforts to cause Capital Bank Sub to prepare and file any applications, notices and filings required by Capital Bank Financial’s or Capital Bank Sub’s federal or state regulators to permit Capital Bank Sub to make, immediately prior to the effective time, a distribution of cash to Capital Bank Financial in an amount requested by First Horizon and not more than $410,535,300. If First Horizon makes such request no later than 20 business days prior to the anticipated completion of the merger, Capital Bank Financial will use its reasonable best efforts to cause Capital Bank Sub to make such a distribution in an amount requested by First Horizon. However, the amount distributed may not exceed the lesser of (x) the amount of cash Capital Bank Sub may, in Capital Bank Financial’s reasonable determination, distribute to Capital Bank Financial based on its available cash on hand and (y) the amount, if any, previously approved by Capital Bank Financial’s and Capital Bank Sub’s federal or state regulators. Such distribution or the receipt of any such regulatory approval will not be a condition to or delay the closing of the merger.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of First Horizon common stock to be issued in the merger, coordination with respect to litigation relating to the merger and further actions required to consummate the merger, advice relating to the occurrence of a material change, access to information, exemption from takeover laws, public announcements with respect to the transactions contemplated by the merger agreement, exemption from liability under Section 16(b) of the Exchange Act, the absence of control over the other party’s business and First Horizon’s or its subsidiaries’ assumption of Capital Bank Financial’s or its subsidiaries’ obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

Conditions to Complete the Merger

First Horizon’s and Capital Bank Financial’s respective obligations to effect the merger are subject to the satisfaction or waiver of the following conditions at or prior to the effective time:

•	the approval of the Capital Bank Financial merger proposal and the First Horizon stock issuance proposal;

•	the authorization for listing on the NYSE, subject to official notice of issuance, of the First Horizon common stock to be issued in connection with the merger;

•

the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn);

•

the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the bank merger, and the absence of any statute, rule, regulation, order, injunction, or decree enacted, entered, promulgated, or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

•

the receipt of all regulatory authorizations, consents, orders or approvals (1) required from the Federal Reserve and the OCC, (2) required under the HSR Act, if any, and (3) otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated thereby, or those the failure of which to be obtained would reasonably be likely to have, either individually or in the aggregate, a material adverse effect with respect to First Horizon (including in its capacity as the surviving entity in the second step merger), having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired, and none of the regulatory authorizations, consents, orders or approvals contain or impose any materially burdensome condition;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and (except to the extent such representations and warranties speak as of an earlier date) as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officer’s certificate from the other party to such effect);

•

the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officer’s certificate from the other party to such effect); and

•

receipt by such party of an opinion of its outside legal counsel to the effect that on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Capital Bank Financial nor First Horizon can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither Capital Bank Financial nor First Horizon has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent of First Horizon and Capital Bank Financial;

•

by either First Horizon or Capital Bank Financial, if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting, or making illegal, the consummation of the mergers or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•

by either First Horizon or Capital Bank Financial, if the merger has not been completed on or before May 3, 2018, unless the failure of the merger to be consummated by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•

by either First Horizon or Capital Bank Financial (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition for the obligations of the terminating party and which is not cured within the earlier of the termination date and 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period;

•

by First Horizon, if (x) prior to approval of the Capital Bank Financial merger proposal, Capital Bank Financial or the Capital Bank Financial board of directors effects an adverse recommendation change, or materially breaches its obligations to hold a meeting of its stockholders to adopt and approve the merger agreement or not to solicit alternative acquisition proposals; or (y) a tender offer or exchange offer for 20% or more of the outstanding shares of Capital Bank Financial common stock is commenced, and the Capital Bank Financial board of directors recommends that the stockholders of Capital Bank Financial tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (1) each of First Horizon and Capital Bank Financial will remain liable for any liabilities or damages arising out of its own fraud or willful and material breach of any provision of the merger agreement, and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of the termination fee and expenses and the confidential treatment of information.

Termination Fee

Capital Bank Financial will pay First Horizon a termination fee if the merger agreement is terminated in the following circumstances:

•

In the event that after May 3, 2017 and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management of Capital Bank Financial or has been made directly to its stockholders generally, or any person will have publicly announced (and not withdrawn) a bona fide acquisition proposal with respect to Capital Bank Financial and (A) thereafter the merger agreement is terminated by either First Horizon or Capital Bank Financial because the merger has not been completed prior to the termination date, and Capital Bank Financial has failed to obtain the approval of the Capital Bank Financial merger proposal at the duly convened special meeting of Capital Bank Financial Class A common stockholders or any adjournment or postponement thereof at which a vote on such proposal is taken, or (B) thereafter the merger agreement is terminated by First Horizon based on a breach of the merger agreement by Capital Bank Financial that would constitute the failure of a closing condition and that has not been cured during the permitted time period, or by its nature cannot be cured during such period, and (C) prior to the date that is 12 months after the date of such termination, Capital Bank Financial enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Capital Bank Financial will, on the earlier of the date it entered into such definitive agreement or the date of consummation of such transaction, pay First Horizon, by wire transfer of same day funds, a fee equal to $85 million (the “termination fee”). For purposes of this provision, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”).

•

In the event that First Horizon terminates the merger agreement pursuant to the last bullet set forth under “—Termination of the Merger Agreement” above, Capital Bank Financial will, as promptly as reasonably practicable after the date of termination (and in any event, within three business days thereafter), pay First Horizon by wire transfer of same day funds the termination fee.

Expenses and Fees

Except as otherwise provided in the merger agreement, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring or required to incur such expenses.

Amendment, Waiver, and Extension of the Merger Agreement

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the Capital Bank Financial merger proposal, provided that after approval of the Capital Bank Financial merger proposal, there may not be, without further approval of the Capital Bank Financial Class A common stockholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the effective time, the parties may to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant thereto, or (c) waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, provided that after approval of the Capital Bank Financial merger proposal, there may not be, without further approval of the Capital Bank Financial Class A common stockholders, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

Any such amendment, extension or waiver must be in writing.

Governing Law; Jurisdiction

The execution, interpretation, and performance of the merger agreement will be governed by the laws of the State of Delaware without giving effect to any conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of Delaware. The parties agreed that any action or proceeding in respect of any claim arising out of or related to the merger agreement or the transactions contemplated thereby will be brought exclusively in any federal or state court of competent jurisdiction located in the State of Delaware.

SUPPORT AGREEMENTS

The following summary of the support agreements is not a complete description of the support agreements and is qualified in its entirety by reference to the form of support agreement, which is attached to this joint proxy statement/prospectus as Annex B. We urge you to read the form of support agreement carefully and in its entirety.

In connection with the execution of the merger agreement, First Horizon entered into letter agreements with (1) Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P., (2) Crestview NAFH, LLC and Crestview Advisors, L.L.C. and (3) R. Eugene Taylor (the Chairman and Chief Executive Officer of Capital Bank Financial). Pursuant to the support agreements, each supporting stockholder agreed, subject to certain exceptions, at the Capital Bank Financial special meeting or any other meeting or action of Capital Bank Financial’s common stockholders with respect to which they are entitled to vote, to (i) vote all of the shares of Capital Bank Financial Class A common stock beneficially owned by such supporting stockholder (which we refer to as the “owned voting shares”) in favor of approval of the merger agreement and the merger, and (ii) not vote the owned voting shares in favor of approval of any alternative acquisition proposal. Each supporting stockholder also agreed not to solicit or engage in negotiations with respect to any alternative acquisition proposal. The supporting stockholders are not required to vote the owned voting shares in favor of approval of certain amendments or modifications to the merger agreement.

As of the record date (1) Mr. Taylor had the right to vote approximately [  ], or approximately [  ]%, of the outstanding shares of Capital Bank Financial Class A common stock, (2) Crestview Partners had the right to vote approximately [  ], or approximately [  ]%, of the outstanding shares of Capital Bank Financial Class A common stock and (3) Oak Hill Capital Partners had the right to vote approximately [  ], or approximately [  ]%, of the outstanding shares of Capital Bank Financial Class A common stock.

In addition, each supporting stockholder agreed not to, without the prior written consent of First Horizon, sell, transfer, pledge or otherwise encumber or dispose of the owned voting shares or any shares of Capital Bank Financial Class B common stock beneficially owned by such supporting stockholder (which we refer to, together with the owned voting shares, as the “owned shares”), unless the transferee agrees in writing to comply with the requirements of the applicable support agreement, subject to certain exceptions generally permitting each of the supporting stockholders to sell up to 25% of its owned shares, and permitting Mr. Taylor to sell up to 100% of his owned shares that were obtained through the exercise of stock options, in transfers occurring after the vote on the Capital Bank Financial merger proposal that are exempt from registration and are in compliance with the volume limitations set forth in Rule 144 under the Securities Act.

Each supporting stockholder has also agreed not to commence or participate in any class action relating to the negotiation or execution of the support agreements or the merger agreement, or the consummation of the merger.

ACCOUNTING TREATMENT

The mergers will be accounted for as a business combination by First Horizon using the acquisition method of accounting. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Capital Bank Financial as of the effective time will generally be recorded at their respective fair values and added to those of First Horizon. Any excess of purchase price over the acquisition accounting values will be recorded as goodwill. Consolidated financial statements of First Horizon issued after the mergers will reflect these acquisition accounting values and will not be restated retroactively to reflect the historical financial position or results of operations of Capital Bank Financial.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

The following general discussion sets forth the anticipated material United States federal income tax consequences of the mergers, taken together, to U.S. holders (as defined below) of Capital Bank Financial common stock that exchange their shares of Capital Bank Financial common stock for the merger consideration. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Capital Bank Financial common stockholders that hold their shares of Capital Bank Financial common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	a pass-through entity (or an investor in a pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•

a holder of Capital Bank Financial common stock that received Capital Bank Financial common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder;

•	a person that has a functional currency other than the U.S. dollar; or

•	a holder of Capital Bank Financial common stock that holds Capital Bank Financial common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the mergers to you may be complex. They will depend on your specific situation and on factors that are not within the control of Capital Bank Financial or First Horizon. You should consult with your own tax advisor as to the tax consequences of the mergers in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Capital Bank Financial common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for United States federal income tax purposes or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Capital

Bank Financial common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Capital Bank Financial common stock should consult their own tax advisors.

Tax Consequences of the Mergers Generally

The parties intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to First Horizon’s obligation to complete the merger that First Horizon receive an opinion from Sullivan & Cromwell LLP, dated the closing date of the merger, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Capital Bank Financial’s obligation to complete the merger that Capital Bank Financial receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by First Horizon and Capital Bank Financial and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service. First Horizon and Capital Bank Financial have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the mergers, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Provided the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the mergers to U.S. Capital Bank Financial common stockholders are as follows:

•

a holder who receives solely cash for shares of Capital Bank Financial common stock will recognize gain or loss equal to the difference between the amount of cash received by a holder of Capital Bank Financial common stock and such holder’s tax basis in such holder’s shares of Capital Bank Financial common stock;

•

a holder who receives solely shares of First Horizon common stock (or receives First Horizon common stock and cash solely in lieu of a fractional share) in exchange for shares of Capital Bank Financial common stock will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of fractional share of First Horizon common stock (as discussed below);

•

a holder who receives a combination of First Horizon common stock and cash (other than cash received instead of a fractional share of First Horizon common stock) in exchange for shares of Capital Bank Financial common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the First Horizon common stock and cash received by a holder pursuant to the merger exceeds such holder’s tax basis in its shares of Capital Bank Financial common stock, and (2) the amount of cash received by such holder pursuant to the merger (excluding any cash received in lieu of a fractional share of First Horizon common stock, as discussed below);

•

the aggregate tax basis of the First Horizon common stock received in the merger (including fractional share interests in First Horizon common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the Capital Bank Financial common stock for which it is exchanged, decreased by the amount of cash received in the merger, and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain, or as dividend income, as discussed below), but excluding any gain recognized with respect to fractional share interests in First Horizon common stock for which cash is received, as discussed below;

•

the holding period of First Horizon common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the Capital Bank Financial common stock for which it is exchanged.

If holders acquired different blocks of Capital Bank Financial common stock at different times or different prices, any gain or loss may be determined with reference to each block of Capital Bank

Financial common stock. Any such holders should consult their tax advisors regarding the manner in which cash and First Horizon common stock received in the merger should be allocated among different blocks of Capital Bank Financial common stock and with respect to identifying the bases or holding periods of the particular shares of First Horizon common stock received in the merger.

Gain or loss that Capital Bank Financial common stockholders recognize in connection with the mergers will generally constitute capital gain or loss and will constitute long-term capital gain or loss if such holders have held their Capital Bank Financial common stock for more than one year as of the effective date of the merger. Long-term capital gain of certain non-corporate Capital Bank Financial common stockholders, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns First Horizon common stock other than First Horizon common stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, Capital Bank Financial common stockholders should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Instead of a Fractional Share

A holder of Capital Bank Financial common stock who receives cash instead of a fractional share of First Horizon common stock will be treated as having received the fractional share of First Horizon common stock pursuant to the merger and then as having sold that fractional share for cash. As a result, generally such a holder will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of First Horizon common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of Capital Bank Financial common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

Payments of cash to a non-corporate holder of Capital Bank Financial common stock in connection with the merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Such Capital Bank Financial common stockholders generally will not be subject to backup withholding, however, if the holder:

•	furnishes a correct taxpayer identification number and any other required information to the exchange agent; or

•	provides proof of an applicable exemption from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following tables show unaudited pro forma condensed combined consolidated financial information about the financial condition and results of operations, including per share data, after giving effect to the purchase of Coastal and the merger of Capital Bank Financial and other pro forma adjustments. The unaudited pro forma financial information assumes that the transactions are accounted for under the acquisition method of accounting, and the assets and liabilities of Coastal and Capital Bank Financial will generally be recorded by First Horizon at their respective fair values as of the date the transactions were or are (as applicable) completed. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if the transactions had occurred on March 31, 2017. The unaudited pro forma condensed combined income statements for the three months ended March 31, 2017, and the year ended December 31, 2016, give effect to the transactions as if the transactions had become effective at January 1, 2016. The unaudited selected pro forma combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and related notes of First Horizon, which are incorporated in this joint proxy statement/prospectus by reference, the consolidated financial statements and related notes of Capital Bank Financial, which are incorporated in this joint proxy statement/prospectus by reference, and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [  ].

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors, including those discussed in the section entitled “Risk Factors” beginning on page [  ]. In addition, as explained in more detail in the below accompanying notes, the preliminary allocation of the pro forma purchase prices for both transactions reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the transactions.

FIRST HORIZON NATIONAL CORPORATION
PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CONDITION

(Dollars and shares in thousands) (Unaudited)	March 31, 2017
	First Horizon (As reported)	Coastal	Coastal Pro forma Adjustments	Ref	Pro forma First Horizon including Coastal	Capital Bank Financial (As reported)	Capital Bank Financial Pro forma Adjustments		Ref	Pro forma First Horizon including Coastal and Capital Bank Financial
Assets:
Cash and due from banks	$369,290	$7,502	$—		$376,792	$100,134	$—			$476,926
Federal funds sold and securities purchased under agreements to resell	866,717	—	—		866,717	—	—			866,717

Total cash and cash equivalents	1,236,007	7,502	—		1,243,509	100,134	—			1,343,643

Interest-bearing cash	2,106,597	4,132	(136,879)	A	1,973,850	60,413	(470,613)		J	1,563,650
Trading securities	1,167,310	423,662	(284,580)	B, C	1,306,392	4,150	—			1,310,542
Loans held-for-sale	105,456	—	236,088	B	341,544	4,980	—			346,524
Investment securities	3,953,632	—	1,334	B	3,954,966	1,600,516	(324)		K	5,555,158
Loans, net of unearned income	19,090,074	—	—		19,090,074	7,506,975	(99,927)		L	26,497,122
Less: Allowance for loan losses	201,968	—	—		201,968	43,891	(43,891)		M	201,968

Total net loans	18,888,106	—	—		18,888,106	7,463,084	(56,036)			26,295,154

Goodwill	191,371	—	50,642	D	242,013	234,158	736,200		N	1,212,371
Other intangible assets, net	19,785	—	21,700	E	41,485	31,553	87,831		O	160,869
Fixed income receivables	168,315	—	—		168,315	—	—			168,315
Premises and equipment, net	290,497	1,229	—		291,726	199,167	(5,941)		P	484,952
Real estate acquired by foreclosure	15,144	—	—		15,144	51,050	(6,442	)(a)	Q	59,752
Other assets	1,476,380	1,684	5,134	F	1,483,198	348,837	48,184		R	1,880,219

Total assets	$29,618,600	$438,209	$(106,561)		$29,950,248	$10,098,042	$332,859			$40,381,149

Liabilities and shareholders’ equity:
Deposits	$23,479,841	$—	$—		$23,479,841	$8,092,607	$(13,083)		S	$31,559,365
Federal funds purchased and securities sold under agreements to repurchase	911,159	201,566	—		1,112,725	20,435	—			1,133,160
Trading liabilities	848,190	—	—		848,190	—	—			848,190
Other short-term borrowings	79,454	33,509	—		112,963	491,340	—			604,303
Term borrowings	1,035,036	—	—		1,035,036	117,272	58,328		T	1,210,636
Fixed income payables	21,116	143,647	(47,158)	C	117,605	—	—			117,605
Other liabilities	503,344	958	(658)	G	503,644	68,457	(10,465)		U	561,636

Total liabilities	26,878,140	379,680	(47,816)		27,210,004	8,790,111	34,780			36,034,895

Shareholders’ equity
Preferred stock	95,624	—	—		95,624	—	—			95,624
Common stock	146,177	—	—		146,177	650	55,859		V	202,686
Treasury stock, at cost	—	—	—		—	(312,384)	312,384		W	—
Capital surplus	1,391,777	58,529	(58,529)	H	1,391,777	1,369,689	198,433		X	2,959,899
Undivided profits	1,061,409	—	(216)	I	1,061,193	262,443	(281,064)		W, Y	1,042,572
Accumulated other comprehensive (loss)/ income, net	(249,958)	—	—		(249,958)	(12,467)	12,467		W	(249,958)

Shareholders’ equity	2,445,029	58,529	(58,745)		2,444,813	1,307,931	298,079			4,050,823

Noncontrolling interest	295,431	—	—		295,431	—	—			295,431

Total equity	2,740,460	58,529	(58,745)		2,740,244	1,307,931	298,079			4,346,254

Total liabilities and shareholders’ equity	$29,618,600	$438,209	$(106,561)		$29,950,248	$10,098,042	$332,859			$40,381,149

Common shares outstanding	233,883	N/A	N/A		233,883	51,966	38,448		Z	324,297
Book value per common share	$10.45				$10.45	$25.17				$12.49

(a)

Pro forma valuation adjustments on foreclosed assets pertain to level 3 inputs associated with First Horizon’s estimated marketability discounts primarily on raw land and lots that are consistent with First Horizon’s liquidation strategy.

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

FIRST HORIZON NATIONAL CORPORATION
PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME

(Dollars in thousands except per share data)/(Unaudited)	Three Months Ended March 31, 2017
	First Horizon (As reported)	Coastal	Coastal Proforma Adjustments	Ref	Proforma First Horizon including Coastal	Capital Bank Financial (As reported)		Capital Bank Financial Proforma Adjustments	Ref	Proforma First Horizon including Coastal and Capital Bank Financial
Interest income:
Interest and fees on loans	$180,464	$—	$—		$180,464	$83,254		$(751)	EE	$262,967
Interest on investment securities	25,832	—	—		25,832	9,218		1,391	FF	36,441
Interest on loans held-for-sale	1,283	7,440	—		8,723	—		—		8,723
Interest on trading securities	6,353	—	—		6,353	—		—		6,353
Interest on other earning assets	4,879	—	—		4,879	465		—		5,344

Total interest income	218,811	7,440	—		226,251	92,937		640		319,828

Interest expense:
Interest on deposits	16,186	—	—		16,186	7,653		911	GG	24,750
Interest on trading liabilities	3,781	—	—		3,781	—		—		3,781
Interest on short-term borrowings	1,392	2,929	—		4,321	887		—		5,208
Interest on long-term debt	7,744	—	—		7,744	2,281		(394)	HH	9,631

Total interest expense	29,103	2,929	—		32,032	10,821		517		43,370

Net interest income	189,708	4,511	—		194,219	82,116		123		276,458
Provision/(provision credit) for loan losses	(1,000)	—	—		(1,000)	3,392		—		2,392

Net interest income after provision/(provision credit) for loan losses	190,708	4,511	—		195,219	78,724		123		274,066

Noninterest income:
Fixed income	50,678	12,259	—		62,937	—		—		62,937
Deposit transactions and cash management	24,565	—	—		24,565	5,375		—		29,940
Brokerage, management fees and commissions	11,906	—	—		11,906	—		—		11,906
Trust services and investment management	6,653	—	—		6,653	641		—		7,294
All other income and commissions	23,137	—	—		23,137	9,836		—		32,973

Total noninterest income	116,939	12,259	—		129,198	15,852		—		145,050

Adjusted gross income after provision for loan losses	307,647	16,770	—		324,417	94,576		123		419,116

Noninterest expense:
Employee compensation, incentives and benefits	134,932	7,617	375	AA	142,924	30,066	(a)	—		172,990
Occupancy	12,340	249	—		12,589	5,434		92	II	18,115
Computer software	10,799	—	—		10,799	2,662		—		13,461
Operations services	10,875	694	—		11,569	3,873		—		15,442
Equipment rentals, depreciation, and maintenance	6,351	98	—		6,449	3,558		—		10,007
Amortization of intangible assets	1,232	—	439	BB	1,671	1,667		3,027	JJ	6,365
Repurchase and foreclosure provision/(provision credit)	(238)	—	—		(238)	—		—		(238)
All other expense	45,914	1,400	(15)	CC	47,299	15,443		—		62,742

Total noninterest expense	222,205	10,058	799		233,062	62,703		3,119		298,884

Income before income taxes	85,442	6,712	(799)		91,355	31,873		(2,996)		120,232
Provision/(benefit) for income taxes	27,054	—	2,263	DD	29,317	10,990		(1,147)	KK	39,160

Net income/(loss)	58,388	6,712	(3,062)		62,038	20,883		(1,849)		81,072
Net income attributable to noncontrolling interest	2,820	—	—		2,820	—		—		2,820

Net income attributable to controlling interest	55,568	6,712	(3,062)		59,218	20,883		(1,849)		78,252
Preferred stock dividends	1,550	—	—		1,550	—		—		1,550

Net income/(loss) available to common shareholders	$54,018	$6,712	$(3,062)		$57,668	$20,883		$(1,849)		$76,702

Earnings per common share	$.23	N/A	N/A		$.25	$.40		$(0.05)		$.24

Diluted earnings per common share	$.23	N/A	N/A		$.24	$.39		$(0.05)		$.23

Weighted average common shares	233,076	N/A	N/A		233,076	51,634		38,780	LL	323,490

Diluted average common shares	236,855	N/A	N/A		236,855	53,127		40,889	LL	330,871

(a)	It is anticipated that expense will be affected by $15.1 million in payments associated with change in control agreements.

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

FIRST HORIZON NATIONAL CORPORATION
PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME

(Dollars in thousands except per share data)/(Unaudited)	Year Ended December 31, 2016
	First Horizon (As reported)	Coastal	Coastal Proforma Adjustments	Ref	Proforma First Horizon including Coastal	Capital Bank Financial (As reported)		Capital Bank Financial Proforma Adjustments	Ref	Proforma First Horizon including Coastal and Capital Bank Financial
Interest income:
Interest and fees on loans	$679,917	$—	$—		$679,917	$268,159		$672	EE	$948,748
Interest on investment securities	97,460	—	—		97,460	27,763		5,699	FF	130,922
Interest on loans held-for-sale	5,506	30,322	—		35,828	—		—		35,828
Interest on trading securities	30,779	—	—		30,779	—		—		30,779
Interest on other earning assets	4,247	—	—		4,247	1,804		—		6,051

Total interest income	817,909	30,322	—		848,231	297,726		6,371		1,152,328

Interest expense:
Interest on deposits	39,986	—	—		39,986	25,325		4,727	GG	70,038
Interest on trading liabilities	15,000	—	—		15,000	—		—		15,000
Interest on short-term borrowings	4,736	10,751	—		15,487	2,342		—		17,829
Interest on long-term debt	29,103	—	—		29,103	6,731		(730)	HH	35,104

Total interest expense	88,825	10,751	—		99,576	34,398		3,997		137,971

Net interest income	729,084	19,571	—		748,655	263,328		2,374		1,014,357

Provision for loan losses	11,000	—	—		11,000	5,113		—		16,113

Net interest income after provision for loan losses	718,084	19,571	—		737,655	258,215		2,374		998,244

Noninterest income:
Fixed income	268,561	42,178	—		310,739	—		—		310,739
Deposit transactions and cash management	108,553	—	—		108,553	20,023		—		128,576
Brokerage, management fees and commissions	42,911	—	—		42,911	—		—		42,911
Trust services and investment management	27,727	—	—		27,727	1,833		—		29,560
All other income and commissions	104,689	—	—		104,689	22,018		—		126,707

Total noninterest income	552,441	42,178	—		594,619	43,874		—		638,493

Adjusted gross income after provision for loan losses	1,270,525	61,749	—		1,332,274	302,089		2,374		1,636,737

Noninterest expense:
Employee compensation, incentives and benefits	562,948	32,682	1,500	AA	597,130	91,475	(a)	—		688,605
Occupancy	50,880	994	—		51,874	17,817		188	II	69,879
Computer software	45,122	—	—		45,122	8,375		—		53,497
Operations services	41,852	3,226	—		45,078	14,366		—		59,444
Equipment rentals, depreciation, and maintenance	27,385	446	—		27,831	12,955		—		40,786
Amortization of intangible assets	5,198	—	1,701	BB	6,899	4,262		16,629	JJ	27,790
Repurchase and foreclosure provision/(provision credit)	(32,722)	—	—		(32,722)	—		—		(32,722)
All other expense	224,541	2,452	(229)	CC	226,764	63,748		—		290,512

Total noninterest expense	925,204	39,800	2,972		967,976	212,998		16,817		1,197,791

Income before income taxes	345,321	21,949	(2,972)		364,298	89,091		(14,443)		438,946

Provision/(benefit) for income taxes	106,810	—	7,264	DD	114,074	30,927		(5,529)	KK	139,472

Net income/(loss)	238,511	21,949	(10,236)		250,224	58,164		(8,914)		299,474

Net income attributable to noncontrolling interest	11,465	—	—		11,465	—		—		11,465
Net income attributable to controlling interest	227,046	21,949	(10,236)		238,759	58,164		(8,914)		288,009
Preferred stock dividends	6,200	—	—		6,200	—		—		6,200

Net income/(loss) available to common shareholders	$220,846	$21,949	$(10,236)		$232,559	$58,164		$(8,914)		$281,809

Earnings per common share	$.95	N/A	N/A		$1.00	$1.30		$(0.19)		$.87
Diluted earnings per common share	$.94	N/A	N/A		$.99	$1.28		$(0.19)		$.86
Weighted average common shares	232,700	N/A	N/A		232,700	44,620		45,794	LL	323,114
Diluted average common shares	235,292	N/A	N/A		235,292	45,513		47,837	LL	328,642

(a)	It is anticipated that expense will be affected by $15.1 million in payments associated with change in control agreements.

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

Note 1—Basis of Presentation

The unaudited pro forma condensed combined consolidated financial information and explanatory notes have been prepared to illustrate the effects of the purchase of Coastal by a subsidiary of First Horizon and the merger involving First Horizon and Capital Bank Financial under the acquisition method of accounting with First Horizon treated as the acquirer. The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined entities. Under the acquisition method of accounting, the assets and liabilities of Coastal and Capital Bank Financial as of the effective dates of the agreements will generally be recorded by First Horizon at their respective fair values with the excess of purchase price over the acquired net assets allocated to goodwill.

The Coastal transaction, which was completed on April 3, 2017, resulted in the acquisition of substantially all of the assets and the assumption of substantially all of the liabilities of Coastal by FTBNA’s Fixed Income business, FTN Financial, for approximately $136 million in cash, inclusive of $5.0 million attributable to a prepaid employment agreement.

The merger of First Horizon and Capital Bank Financial, which is currently expected to be completed in the fourth quarter of 2017, provides for Capital Bank Financial common shareholders to receive 1.75 shares of First Horizon common stock and $7.90 in cash for each share of Capital Bank Financial common stock they hold immediately prior to the merger. Based on the closing trading price of First Horizon common stock on the NYSE on June 1, 2017, the value of the merger consideration per share of Capital Bank Financial common stock was $38.35. Based on the closing trading price of First Horizon common stock on the NYSE on [  ], 2017, the last practicable date before the date of this joint proxy statement/prospectus, the value of the merger consideration per share of Capital Bank Financial common stock was [  ].

The pro forma allocation of purchase price reflected in the unaudited pro forma financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) Capital Bank Financial’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of First Horizon’s shares vary from the assumed $17.40 per share, which represents the closing share price of First Horizon common stock on June 1, 2017; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both First Horizon and Capital Bank Financial are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.

Note 2—Preliminary Purchase Price Allocation for Coastal

The pro forma adjustments for Coastal include the estimated acquisition accounting entries to record the purchase of substantially all of the assets and the assumption of substantially all of the liabilities, as well as conformity adjustments to align with First Horizon’s presentation. The excess of the purchase price over the fair value of net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma condensed combined consolidated financial statements are based upon available information and certain assumptions considered reasonable, and are subject to change as additional information becomes available.

Other intangible assets of $21.7 million are included in the Coastal pro forma adjustments separate from goodwill and are amortized using the straight line method or an accelerated methodology that mirrors the discounted cash flows used in the determination of fair value. Goodwill totaling $50.6 million is included in the Coastal pro forma adjustments and is not subject to amortization.

The following schedule details significant assets purchased and liabilities assumed from Coastal estimated as of March 31, 2017:

(Dollars in thousands)
Purchase Price
Cash consideration	$131,529
Coastal Net Assets at Fair Value
Assets acquired:
Cash and due from banks	7,502
Interest bearing cash	4,132
Trading securities	139,082
Loans held-for-sale	236,088
Investment securities	1,334
Other intangible assets	21,700
Premises and equipment	1,229
Other assets	1,684

Total assets acquired	412,751
Liabilities assumed:
Federal funds purchased and securities sold under agreements to repurchase	201,566
Other short-term borrowings	33,509
Fixed income payables	96,489
Other liabilities	300

Total liabilities assumed	331,864
Goodwill	$50,642

Note 3—Preliminary Purchase Price Allocation for Capital Bank Financial

The pro forma adjustments for Capital Bank Financial include the estimated acquisition accounting entries to record the merger transaction. The excess of the purchase price over the acquisition accounting value of net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma condensed combined consolidated financial statements are based upon available information and certain assumptions considered reasonable, and may be subject to change as additional information becomes available.

Core deposits and other intangible assets of $119.4 million resulting from the Capital Bank Financial merger have been recorded separately from goodwill and have been amortized using the sum-of-the-years-digits method or an accelerated methodology that mirrors the timing of related expected cash flows used in the determination of fair value. Goodwill totaling $970.4 million resulting from the Capital Bank Financial merger is not subject to amortization. The purchase price is based on First Horizon’s price per common share at the date of close, which has not yet occurred. Accordingly, a 10 percent increase or decrease in First Horizon’s closing sale price per common share on June 1, 2017 (which was $17.40) would result in a corresponding goodwill adjustment of approximately $157.3 million.

The preliminary purchase price allocation as of March 31, 2017 is as follows:

(Dollars in thousands, except per share amounts)
Pro Forma Purchase Price
Capital Bank Financial shares outstanding (includes restricted shares)	51,966
Cash consideration (per Capital Bank Financial share)	$7.90

Calculated cash portion of purchase price	$410,535
Adjustment for estimated transaction costs associated with unvested restricted shares	(3,901)

Cash portion of purchase price		$406,634
Capital Bank Financial shares outstanding (excluding restricted shares)	51,665
Exchange ratio	1.75

Total First Horizon common shares issues	90,414
First Horizon’s share price (as of June 1, 2017)	$17.40

Estimated Equity portion of purchase price		1,573,203
Estimated exchange of Capital Bank Financial stock options for First Horizon stock options		53,040

Total estimated consideration to be paid		$2,032,877
Capital Bank Net Assets at Fair Value
Assets acquired:
Cash and cash equivalents		$100,134
Interest-bearing cash		23,335
Trading securities		4,150
Loans held-for-sale		4,980
Investment securities		1,600,192
Loans, net of unearned income		7,407,048
Other intangible assets		119,384
Premises and equipment		193,226
Real estate acquired by foreclosure		44,608
Other assets		390,353

Total assets acquired		$9,887,410

Liabilities assumed:
Deposits		$8,079,524
Federal funds purchased and securities sold under agreements to repurchases		20,435
Other short-term borrowings		491,340
Term borrowings		175,600
Other liabilities		57,992

Total liabilities assumed		$8,824,891

Net assets acquired		1,062,519
Preliminary pro forma goodwill		$970,358

Note 4—Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined consolidated financial information. All taxable adjustments were calculated using a 38.28 percent tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

A.	Adjustments to interest-bearing cash to reflect cash of $131.5 million used to purchase substantially all of the assets and assume substantially all of the liabilities of Coastal,

$5.0 million associated with a prepaid employment agreement and $0.4 million of contractually obligated transaction-related costs.

B.	Conformity adjustment to align with First Horizon presentation.

C.	Conformity adjustment to convert unsettled loan sales from trade date to settlement date to align with First Horizon presentation.

D.	Adjustments to record goodwill associated with the purchase of substantially all of the assets and the assumption of substantially all of the liabilities of Coastal.

E.

Adjustments to Other intangible assets to record estimated other intangible assets associated with the purchase of substantially all of the assets and the assumption of substantially all of the liabilities of Coastal.

F.

Adjustment to record amounts paid under employment agreements specific to the acquisition with future service requirements and a $0.1 million tax receivable associated with contractually obligated merger costs.

G.	Adjustment to remove deferred rent expense related to leases.

H.	Adjustment to eliminate Coastal capital surplus.

I.	Adjustment to Undivided profits to reflect contractually obligated after-tax merger costs related to the Coastal acquisition of $0.2 million.

J.

Adjustments to interest-bearing cash to reflect estimated cash of $410.5 million used to purchase Capital Bank Financial and $60.1 million of contractually obligated merger costs. Approximately $37 million of the transaction costs is assumed to be paid by Capital Bank Financial prior to the merger.

K.	Adjustments to investment securities to reflect estimated fair value of acquired held-to-maturity securities.

L.	Adjustments to Loans, net of unearned income to reflect estimated fair value adjustments, which include credit deterioration, current interest rates and liquidity, to acquired loans.

M.

Elimination of Capital Bank Financial’s existing Allowance for loan losses. Purchased loans in a business combination are recorded at estimated fair value on the purchase date and the carryover of the related allowance for loan losses is prohibited.

N.	Adjustments to Goodwill to eliminate $234.2 million of Capital Bank Financial goodwill at merger date and to record estimated goodwill associated with the merger of $970.4 million.

O.

Adjustments to Other intangible assets to eliminate $28.9 million of Capital Bank Financial other intangible assets and to record estimated other intangible assets associated with the merger of $116.8 million, which includes estimated core deposit intangible assets of $109.3 million.

P.	Adjustments to Premises and equipment to reflect estimated fair value of acquired tangible assets.

Q.	Adjustments to Real estate acquired by foreclosure to reflect estimated fair value of acquired foreclosed assets.

R.

Adjustments to increase other assets by $2.9 million as a result of purchase accounting adjustments and to record a net deferred tax asset of approximately $29 million for the effects of the acquisition accounting adjustments and an $16.7 million tax receivable associated with contractually obligated merger costs.

S.	Adjustments to deposits to reflect estimated fair value of acquired interest-bearing deposits.

T.

Adjustments to Term borrowings to eliminate Capital Bank Financial’s remaining discount on acquired trust preferred debt of $88.7 million and to reflect estimated fair value adjustments of $30.4 million in discounts.

U.

Adjustments to Other liabilities to eliminate Capital Bank Financial’s deferred rent, deferred income related to up front vendor incentives, and acquired lease intangibles. Future adjustments may be made pending completion of review of acquired leases.

V.

Adjustments to First Horizon common shares to eliminate Capital Bank Financial common stock of $0.7 million par value and record the issuance of First Horizon common shares to Capital Bank Financial shareholders of $56.5 million par value.

W.	Adjustments to eliminate remaining Capital Bank Financial equity balances of $62.4 million.

X.

Adjustments to Capital surplus to eliminate Capital Bank Financial capital surplus of $1.4 billion and record the issuance of First Horizon common shares in excess of par value to Capital Bank Financial shareholders of $1.5 billion. Additionally, includes increase in capital surplus of $53.9 million related to conversion and of Capital Bank Financial stock options to First Horizon stock options with the fair value re-measured as of the transaction date and $2.5 million of transaction costs directly associated with the share issuance which are reflected as reduction of proceeds.

Y.	Adjustment to Undivided profits to reflect contractually obligated after-tax merger costs of $18.6 million.

Z.

Adjustments to First Horizon’s common shares outstanding to eliminate Capital Bank Financial’s common stock outstanding of 51,966,497 and record First Horizon common shares of 90,413,986, issued for unrestricted Capital Bank Financial shares outstanding calculated using the exchange ratio of 1.75 per share.

AA.

Increase in Employee compensation, incentives, and benefits of $0.4 million for the three months ended March 31, 2017 and $1.5 million for the year ended December 31, 2016 to recognize compensation expense for employment agreements specific to the acquisition with durations greater than twelve months.

BB.

Increase in Amortization of intangible assets of $0.4 million for the three months ended March 31, 2017 and $1.7 million for the year ended December 31, 2016 to record estimated amortization expense of acquired other intangible assets. See Note 2 for additional information regarding First Horizon’s amortization of acquired other intangible assets related to the Coastal purchase.

CC.

Decrease in All other expense to remove transaction-related costs of $0.2 million for the year ended December 31, 2016. An immaterial amount of transaction-related costs for the three months ended March 31, 2017 were also removed.

DD.

Increase in Provision for income taxes of $2.3 million for the three months ended March 31, 2017 and $7.3 million for the year ended December 31, 2016 to conform tax provision to the estimated effective rate for the combined entity (Coastal was historically a pass-through entity) and to record the income tax effect of pro forma adjustments at the incremental tax rate of 38.28 percent.

EE.

Net decrease in Interest income and fees on loans of $0.8 million for the three months ended March 31, 2017 and a net increase in Interest and fees on loans of $0.7 million for the year ended December 31, 2016 to eliminate Capital Bank Financial’s amortization of premiums and accretion of discounts on previously acquired loans and to record estimated accretion of discounts on acquired loans of Capital Bank Financial.

FF.

Net increase in Interest income on investment securities of $1.4 million for the three months ended March 31, 2017 and $5.7 million for the year ended December 31, 2016 to remove amortization of premium from Capital Bank Financial’s investment securities and to record estimated amortization of discount on acquired Available for sale and Held to maturity securities.

GG.

Net increase in Interest expense on deposits of $0.9 million for the three months ended March 31, 2017 and $4.7 million for the year ended December 31, 2016 to eliminate Capital Bank Financial’s amortization of premiums on previously acquired deposits and record estimated accretion of discounts on acquired deposits of Capital Bank Financial.

HH.

Net decrease in Interest expense on long-term debt of $0.4 million for the three months ended March 31, 2017 and $0.7 million for the year ended December 31, 2016 to eliminate Capital Bank Financial’s accretion of discounts on previously acquired trust preferred debt and record estimated accretion of discounts on acquired trust preferred debt of Capital Bank Financial.

II.

Increase in Occupancy expense of $0.1 million for the three months ended March 31, 2017 and $0.2 million for the year ended December 31, 2016 to eliminate Capital Bank Financial’s amortization on previously acquired lease intangibles.

JJ.

Net increase in Amortization expense of $3.0 million for the three months ended March 31, 2017 and $16.6 million for the year ended December 31, 2016 to eliminate Capital Bank Financial’s amortization expense on other intangible assets and record estimated amortization expense of acquired other intangible assets. See Note 3 for additional information regarding First Horizon’s amortization of acquired other intangible assets related to the Capital Bank Financial acquisition.

KK.

Decrease in Provision for income taxes of $1.1 million for the three months ended March 31, 2017 and $5.5 million for the year ended December 31, 2016 to record the income tax effect of pro forma adjustments at the incremental tax rate of 38.28 percent.

LL.

Adjustments to weighted-average First Horizon common shares outstanding to eliminate Capital Bank Financial weighted average common shares outstanding and record issuance of First Horizon common shares to Capital Bank Financial shareholders calculated using the exchange ratio of 1.75.

Note 5—Estimated Cost Savings and Merger Integration Costs

First Horizon expects to realize approximately $65 million, or 30 percent of Capital Bank Financial’s current noninterest expense, in annual pre-tax cost savings following the merger. The estimated cost savings is expected to be 75 percent realized in the run-rate by the end of fiscal year 2018 and fully realized during fiscal year 2019 and is excluded from this pro forma analysis.

Anticipated future merger and integration-related costs are not included in the pro forma combined statements of income since they will be recorded in the combined results of income as they are incurred prior to, or after completion of, the merger and are not indicative of what the historical results of the condensed combined company would have been had the companies been actually combined during the periods presented. Anticipated future merger and integration-related costs are estimated to be $120 million pre-tax.

Note 6—Divestiture of Capital Bank Financial and/or First Tennessee Bank Branches

Due to the competitive considerations of the merger in accordance with regulatory guidelines, Capital Bank Financial may be required to divest branches in certain banking areas in order to obtain regulatory approvals to complete the transactions contemplated by the merger agreement. If required by regulatory authorities, branches will be divested in certain areas in a manner sufficient to eliminate such regulatory authorities’ competitive concerns. However, these potential branch divestitures have not yet been identified and therefore are excluded from the pro forma analysis. See “The Mergers—Regulatory Approvals Required for the Merger” beginning on page [  ].

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the merger is completed, Capital Bank Financial common stockholders will have the option to elect to receive shares of First Horizon common stock in the merger. First Horizon is organized under the laws of the State of Tennessee and Capital Bank Financial is organized under the laws of the State of Delaware. The following is a summary of certain material differences between (1) the current rights of Capital Bank Financial common stockholders under the Capital Bank Financial certificate of incorporation and bylaws and Delaware law and (2) the current rights of First Horizon shareholders under the First Horizon charter and bylaws and Tennessee law.

The following summary is not a complete statement of the rights of stockholders/shareholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Capital Bank Financial’s and First Horizon’s governing documents, which we urge you to read carefully and in their entirety. Copies of First Horizon’s and Capital Bank Financial’s governing documents have been filed with the SEC. See “Where You Can Find More Information.”

CAPITAL BANK FINANCIAL	FIRST HORIZON
AUTHORIZED CAPITAL STOCK

Capital Bank Financial’s certificate of incorporation authorizes Capital Bank Financial to issue 450,000,000 shares: 200,000,000 shares of Class A common stock, par value $0.01 per share, 200,000,000 shares of Class B non-voting common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.
As of [  ], there were [  ] shares of Class A common stock and [  ] shares of Class B non-voting common stock outstanding. No shares of preferred stock are currently outstanding.

First Horizon’s charter authorizes it to issue up to 400,000,000 shares of common stock, $0.625 par value, and 5,000,000 shares of series preferred stock, no par value.
As of [  ], there were [  ] shares of First Horizon common stock outstanding, no shares of First Horizon common stock held in treasury, and [  ] shares of Series A Preferred outstanding. First Horizon’s board of directors may designate the terms and preferences, and authorize the issuance, of additional classes of preferred stock, up to the amount authorized in the charter, without shareholder action or approval.

VOTING

The DGCL provides that unless otherwise provided in a corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder. Except as otherwise required by the DGCL or by the certificate of incorporation or bylaws, under the DGCL, all matters brought before a stockholders’ meeting require the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at a stockholders’ meeting at which a quorum is present.
The DGCL generally provides that unless the certificate of incorporation requires a greater vote, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by a majority of the outstanding stock of the corporation entitled to vote.
Capital Bank Financial’s certificate of incorporation provides that Class A common

First Horizon shareholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. First Horizon shareholders do not have the right to cumulate their votes with respect to the election of directors.
Except as otherwise required by the TBCA or First Horizon’s charter or bylaws, all matters brought before First Horizon’s shareholders, other than the election of directors, require the affirmative vote of at least a majority of the votes cast. Under the TBCA directors may be elected by plurality vote. However, as discussed below, First Horizon’s charter establishes a majority-vote standard, and First Horizon has adopted a director resignation policy which requires a director elected with less than a majority vote to tender his or her resignation for the board’s consideration.

CAPITAL BANK FINANCIAL	FIRST HORIZON

stockholders shall exclusively possess all voting power, and each share of Class A common stock shall be entitled to one vote. Holders of Class B common stock have no voting power and have no right to participate in any meeting of stockholders or to have notice thereof, except as required by applicable law and except that any action that would significantly and adversely affect the rights of Class B common stock with respect to the modification of the terms of the securities or dissolution will require the approval of Class B common stock voting separately as a class.
Capital Bank Financial’s bylaws provide that except as otherwise provided by law, its certificate of incorporation or its bylaws or in respect of the election of directors, all matters to be voted on by its stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.
The DGCL provides that cumulative voting is not permissible in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Capital Bank Financial’s certificate of incorporation does not provide for cumulative voting in the election of directors.

RIGHTS OF PREFERRED STOCK

Capital Bank Financial’s certificate of incorporation provides that the Capital Bank Financial board of directors is authorized, in respect of any unissued shares of preferred stock, to fix for any class or series the number of authorized shares, voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including to provide that any class or series of preferred stock be subject to redemption, entitled to receive dividends, entitled to rights upon the dissolution or convertible into, or exchangeable for, shares of any other series or class of stock.
As of the Capital Bank Financial record date, there were no shares of preferred stock outstanding.

First Horizon’s charter provides that its board of directors is authorized, in respect of each series of preferred stock that may be issued, to fix the number of shares of each such series and to determine the voting powers (if any), designation, preferences and relative, participating, optional and/or other special rights, and the qualifications, limitations or restrictions thereof, including to provide that any class or series of preferred stock be subject to redemption, entitled to receive dividends, entitled to rights upon the dissolution or convertible into, or exchangeable for, shares of any other class or series of securities. Prior to the issuance of any series of preferred stock, the board of directors will adopt resolutions creating and designating the series as a series of preferred stock, and the articles of amendment to the charter setting forth the preferences, rights, limitations and other terms of such series will be filed with the Secretary of State of Tennessee.

As of the First Horizon record date, there were 1,000 shares of Series A Preferred designated and outstanding.

CAPITAL BANK FINANCIAL	FIRST HORIZON
SIZE OF BOARD OF DIRECTORS

Capital Bank Financial’s certificate of incorporation and bylaws provide that the board of directors shall consist of that number of members as shall be fixed from time to time by resolution adopted by a majority of the total number of directors that the board would have if there were no vacancies.

First Horizon’s bylaws provide that its board of directors shall consist of eleven directors. Any change in the number of directors on First Horizon’s board of directors requires an amendment to the bylaws and the affirmative vote of a majority of the directors then in office.

The current size of Capital Bank Financial’s board of directors is ten directors.
CLASSES OF DIRECTORS
The Capital Bank Financial board of directors is not classified. All directors are elected at each annual meeting.	First Horizon’s charter does not separate the directors into classes with staggered, multi-year terms of office. Instead, directors are elected to one year terms.
DIRECTOR ELIGIBILITY AND MANDATORY RETIREMENT

Capital Bank Financial’s corporate governance guidelines provide that no director may be nominated for an initial election if he or she would be 75 or older at the time of the election. However, the Capital Bank Financial Nominating and Corporate Governance Committee may recommend and the Board may approve the nomination for reelection of a director at or after the age of 75, if, in light of all the circumstances, it is in the best interests of Capital Bank Financial and its stockholders.
A Capital Bank Financial director who leaves his or her principal position shall submit his or her offer to resign to the Nominating and Governance Committee, which shall have the authority to accept or reject the offer to resign on behalf of the Capital Bank Financial board of directors based on the consideration of all factors deemed relevant by the members of the Nominating and Governance Committee.

First Horizon’s bylaws provide that any First Horizon director who is 72 on or before the last day of the term for which he or she was elected shall not be nominated for re-election. Without amending the bylaws, the First Horizon Board may increase the mandatory retirement age by three years to age 75 for any director.
A First Horizon director who leaves his or her principal position (other than by promotion) while serving on the First Horizon Board is expected to tender his or her resignation for consideration by the Board. The tender may be accepted or rejected by the Board based on the Board’s determinations of certain factors specified in First Horizon’s bylaws.

ELECTION OF DIRECTORS

The DGCL provides that unless the certificate of incorporation or bylaws provide otherwise, the directors of a corporation are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote in the election at a stockholders’ meeting at which a quorum is present.
Capital Bank Financial’s bylaws provide that election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of

First Horizon’s charter provides that each director will be elected by the affirmative vote of a majority of the votes cast with respect to the director in an uncontested election of directors at a meeting at which a quorum is present. For this purpose, the “affirmative vote of a majority of the votes cast” means that the number of votes cast “for” exceeds the number of votes cast “against” that director. If the election is contested, the directors will be elected by the vote of a plurality of the votes cast by

CAPITAL BANK FINANCIAL	FIRST HORIZON
the holders of any series of preferred stock, a plurality of the votes cast at any meeting for the election of directors at which a quorum is present shall elect directors.

the shares entitled to vote in the election at any such meeting.
First Horizon has a director resignation policy that provides that a director who does not receive the affirmative vote of a majority of the votes cast with respect to his or her election must tender his or her resignation. First Horizon’s Nominating & Corporate Governance Committee must then promptly consider the resignation offer and a range of possible responses and make a recommendation to the board of directors. The board of directors will act on the Nominating & Corporate Governance Committee’s recommendation within 90 days following certification of the shareholder vote.

REMOVAL OF DIRECTORS

Capital Bank Financial’s certificate of incorporation provides that subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, any director may be removed from office at any time, with or without cause, by the holders of a majority of the outstanding shares of Class A common stock, at an election of directors duly called in accordance with the bylaws.

Under First Horizon’s charter and bylaws, directors may be removed by the shareholders only for cause by the affirmative vote of the holders of at least a majority of the voting power of all outstanding voting stock.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Capital Bank Financial’s certificate of incorporation provides that, subject to applicable law and the rights of any holders of preferred stock, and unless the board of directors otherwise determines, vacancies resulting from any cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors, except as provided in the bylaws. Directors chosen to fill such a vacancy hold office for a term expiring at the annual meeting of the stockholders and until such director’s successor shall have been duly elected and qualified. Capital Bank Financial’s bylaws do not alter these provisions.

First Horizon’s charter and bylaws provide that vacancies on First Horizon’s board of directors for any reason (except removal from office) and newly created directorships resulting from an increase in the number of directors may only be filled by the directors. Any vacancy on the board of directors resulting from a director being removed from office may be filled by the affirmative vote the holders of at least a majority of the voting power of all outstanding voting stock or, if the shareholders do not so fill such vacancy, by a majority of the directors then in office.
The bylaws provide that directors elected to fill a newly created directorship or other vacancy will hold office for a term expiring at the next shareholders’ meeting at which directors are elected and until such director’s successor has been duly elected and qualified.

SPECIAL MEETINGS OF STOCKHOLDERS/SHAREHOLDERS
Capital Bank Financial’s bylaws provide that special meetings of its stockholders may be called only by the Chairman of the board of	Under First Horizon’s bylaws, a special meeting of shareholders may be called by resolution of a majority of the board of directors or by the

CAPITAL BANK FINANCIAL	FIRST HORIZON

directors, by the Chief Executive Officer or by a majority vote of the entire board of directors.
Capital Bank Financial’s bylaws provide that only such business shall be conducted or considered, as shall have been properly brought before the meeting pursuant to Capital Bank Financial’s notice of meeting. To be properly brought before a special meeting, proposals of business must be (1) specified in Capital Bank Financial’s notice of meeting (or any supplement thereto) given by or at the direction of the board of directors or (2) otherwise properly brought before the special meeting, by or at the direction of the board of directors.

Chairman of the board of directors. Under the TBCA, the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.
First Horizon’s bylaws provide that only such business shall be conducted or considered, as shall have been properly brought before the meeting pursuant to First Horizon’s notice of meeting. To be properly brought before a special meeting called by the Chairman of the board or at the request of the board of directors, proposals of business must be specified in First Horizon’s notice of meeting (or any supplement thereto). To be properly brought before a special meeting called by a shareholder, proposals of business must be otherwise properly brought before the special meeting.

QUORUM
Capital Bank Financial’s bylaws provide that generally holders of a majority of the outstanding shares of Class A common stock shall constitute a quorum.

Under First Horizon’s bylaws, the presence in person or by proxy of holders of a majority of the shares entitled to vote at a meeting of First Horizon shareholders constitutes a quorum for such meeting of shareholders. If a quorum is not present or represented at a meeting of shareholders, the chairman of the meeting or the holders of a majority of the shares entitled to vote at the meeting who are present or represented at the meeting may adjourn the meeting until a quorum is obtained.

NOTICE OF STOCKHOLDER/SHAREHOLDER MEETINGS

The DGCL provides that written notice of an annual or special meeting must be served upon or mailed to each stockholder entitled to vote at such meeting at least 10 but not more than 60 days prior to the meeting. Such notice must state the location, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at such meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting. A notice of a special meeting must describe the order of business to be addressed at the meeting.

First Horizon’s bylaws provide that First Horizon must give written notice between ten days and two months before any shareholder meeting to each shareholder entitled to vote at such meeting. The notice must state the date, time and place of the meeting. If the meeting is a special meeting of the shareholders, the notice of the meeting must state the purposes of the meeting. Notice must be given by mail, postage prepaid, or otherwise delivered to each shareholder.

Capital Bank Financial’s bylaws further require that all notices of stockholder meetings state the purpose or purposes for which the meeting is called and that they must be sent either personally, by electronic transmission or by mail.

CAPITAL BANK FINANCIAL	FIRST HORIZON
ADVANCE NOTICE OF STOCKHOLDER/SHAREHOLDER PROPOSALS AND NOMINATIONS

Capital Bank Financial’s bylaws provide that in order to make a nomination or bring a proposal before the annual meeting of stockholders, a stockholder (1) must be a stockholder of record at the time of giving of notice of such annual meeting by or at the direction of the board of directors and at the time of the annual meeting, (2) must be entitled to vote at such annual meeting, (3) must comply with the procedures in the bylaws as to such nominations, including by giving timely updates and supplements to the secretary of Capital Bank Financial and (4) such proposal must otherwise be a proper matter for stockholder action.
To be timely, a stockholder’s notice must generally be delivered to the secretary at Capital Bank Financial’s principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting.
In the event that the number of directors to be elected to the board of directors is increased by the board of directors, and there is no public announcement by Capital Bank Financial naming all of the nominees for director or specifying the size of the increased board of directors at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice is also considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary at the principal executive offices of Capital Bank Financial not later than the close of business on the 10th day following the day on which such public announcement is first made.

First Horizon’s bylaws provide that, for a proposal relating to the nomination of a director to be elected to the board of directors or to bring a proposal at an annual or special meeting, the shareholder must deliver timely written notice to First Horizon’s secretary before the meeting. To be considered timely, the notice must be received by the secretary not less than 90 days or more than 120 days prior to the date of the meeting, provided, however, if fewer than 100 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, notice by the shareholders to be timely must be delivered or received not later than the close of business on the 10th day following the earlier of (i) the day on which such notice of the date of such meeting was mailed, or (ii) the day on which such public disclosure was made.
To be in proper written form, each notice of proposal must set forth (i) for proposed nominees, the name, age and address of such person, principal occupation or employment, shares beneficially owned, and other information required to be disclosed by federal securities laws, (ii) for other proposals, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of the shareholder, on whose behalf the proposal is made; and in each case (iii) as to the shareholder giving the notice (A) the name, age and address of the shareholder and any other shareholder known by such shareholder to be supporting the proposal; (B) the class and number of shares of First Horizon stock beneficially owned by such shareholder on the date of such shareholder’s notice and by any other shareholders known by such shareholder to be supporting such proposal.

A stockholder’s notice must set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made: (1) the name and address of such stockholder, as they appear on Capital Bank Financial’s books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert with them, (2) (i) the class or series and number of shares of Capital Bank Financial which are, directly or indirectly, owned beneficially and of record by

CAPITAL BANK FINANCIAL	FIRST HORIZON

such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert with them, (ii) certain details about all ownership interests in Capital Bank Financial capital stock by the stockholder and any beneficial owner, including any hedging, derivative, short or other economic interests and any rights to vote Capital Bank Financial capital stock, (iii) any significant equity interests or any derivative or short interests in any principal competitor of Capital Bank Financial held by such stockholder, (iv) any direct or indirect interest of such stockholder in any contract with Capital Bank Financial, any affiliate of Capital Bank Financial or any principal competitor of Capital Bank Financial and (v) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

As to any proposed nominee, the stockholder’s notice must also set forth: (1) all information relating to such nominee as would be required to be disclosed in a proxy statement or other filing required in connection with a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (2) a description of all direct and indirect compensation and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand and (3) a questionnaire completed by the proposed nominee containing, among other things, information on the nominee’s background and qualifications and representations concerning such nominee’s compliance with Capital Bank Financial’s corporate governance policies, voting commitments, reimbursement arrangements, and other matters.

If the stockholder’s notice relates to a proposal of business other than a director nomination, such notice shall also set forth (1) a brief

CAPITAL BANK FINANCIAL	FIRST HORIZON

description of the business proposed, (2) the reasons for conducting such business, (3) any material interest of such stockholder and beneficial owner, if any, in such business, (4) the text of the proposal and (5) a description of all agreements, arrangements and understandings between the stockholder, the beneficial owners, if any, and any other person related to such business proposal.

ANTI-TAKEOVER PROVISIONS AND OTHER STOCKHOLDER/SHAREHOLDER PROTECTIONS

Section 203 of the DGCL is Delaware’s business combination statute. Section 203 is designed to protect publicly traded Delaware corporations, such as Capital Bank Financial, from hostile takeovers, by prohibiting a Delaware corporation from engaging in a “business combination” with a person beneficially owning 15% or more of the corporation’s voting stock for three years following the time that person becomes a 15% beneficial owner, with certain exceptions. A corporation may elect not to be governed by Section 203 of the DGCL.
Capital Bank Financial has not opted out of the protections of Section 203 of the DGCL.

The Tennessee Business Combination Act generally prohibits a “business combination” by First Horizon or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. First Horizon or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, First Horizon’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the TBCA, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of First Horizon’s stock.

First Horizon’s charter does not have special requirements for transactions with interested parties; however, to the extent that the Tennessee Business Combination Act applies to First Horizon, all business combinations, as defined above, must be approved by two-thirds of the directors and a majority of the shares entitled to vote or a majority of the directors and two-thirds of the shares entitled to vote.

The Tennessee Control Share Acquisition Act only applies if a Tennessee corporation’s charter or bylaws expressly provides that the corporation will be subject to such Act. First Horizon’s charter and bylaws do not provide that it will be governed under the Tennessee Control Share Acquisition Act.

CAPITAL BANK FINANCIAL	FIRST HORIZON
LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, for certain unlawful dividends and redemptions and for any transaction from which the director derived an improper personal benefit.

First Horizon’s charter provides that directors of First Horizon will not be personally liable to First Horizon or its shareholders for money damages, except for liability (i) for any breach of the director’s duty of loyalty to First Horizon or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) under Section 48-18-302 of the TBCA (with respect to the unlawful payment of any dividends).

The Capital Bank Financial certificate of incorporation provides that no director shall be personally liable to Capital Bank Financial or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it now exists or may hereafter be amended.

The Capital Bank Financial certificate of incorporation further provides that any repeal or modification of these provisions of the Capital Bank Financial certificate of incorporation will not adversely affect any right or protection of a director of Capital Bank Financial existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

The DGCL provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in

First Horizon’s bylaws provide that if any current or former officer is wholly successful in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, and such officer is a party to such proceeding as a result of his or her position with First Horizon, the officer will be entitled to indemnification. If any current or former officer is not wholly successful, he or she may still be entitled to indemnification if the officer (i) acted in good faith, (ii) reasonably believed that the conduct was in First Horizon’s best interest, and (iii) the officer had no reason to think the conduct was unlawful. However, First Horizon will not indemnify any officer in any proceeding where the officer is charged with

CAPITAL BANK FINANCIAL	FIRST HORIZON

good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
The DGCL further provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

receiving an improper benefit. Such officer is entitled to an advancement of indemnifiable expenses provided that the officer agrees to repay the advance if it is ultimately determined that the officer is not entitled to indemnification and indemnification is not otherwise precluded.
Employees and former directors are entitled to the same indemnification rights as any officer. First Horizon’s bylaws provide that First Horizon may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liability, whether or not First Horizon would have the power to indemnify such person against such liability under its charter. First Horizon maintains such insurance.
First Horizon’s bylaws provide mandatory indemnification to each director and to officers designated by the board to the maximum extent permitted by law and authorize individual indemnity agreements. Each of First Horizon’s directors and certain of its officers have been provided indemnification pursuant to indemnity agreements, forms of which are on file with the SEC.

Under the DGCL, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Capital Bank Financial’s certificate of incorporation provides that its directors, officers and other agents will be indemnified by Capital Bank Financial to the fullest extent authorized by Delaware law as it now exists or may in the future be amended to provide additional indemnification, against all expenses, liabilities and loss incurred in connection with their service

CAPITAL BANK FINANCIAL	FIRST HORIZON
as a director, officer or other agent on behalf of the corporation.

Capital Bank Financial’s certificate of incorporation further provides that directors, officers and other agents shall generally be entitled to be reimbursed by Capital Bank Financial in advance of the final disposition of a proceeding within 20 days after Capital Bank Financial receives a written request for reimbursement.

DISSENTERS’ RIGHTS

Under the DGCL, a stockholder of a Delaware corporation who has not voted in favor of, nor consented in writing to, a merger or consolidation in which the corporation is participating generally has the right to an appraisal of the fair value of the stockholder’s shares of stock, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the corporation’s stock is either listed on a national securities exchange or held of record by more than 2,000 holders.
Even if a corporation’s stock meets the foregoing requirements, however, the DGCL provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than (1) shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests, (2) shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, which shares or depository receipts are listed on a national securities exchange or held of record by more than 2,000 holders, or (3) any combination of the foregoing.

The TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from certain major corporate transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares where the company (rather than a company subsidiary) is not one of the merging parties. Additionally, Section 48-23-102 of the TBCA provides that appraisal rights are generally not available to holders of shares of a security which, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78f, as amended, or is a “national market system security,” as defined in the rules promulgated pursuant to the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78a, as amended.

DIVIDENDS

Capital Bank Financial’s bylaws provide that Capital Bank Financial’s board of directors may from time to time declare, and that Capital Bank Financial may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

First Horizon’s bylaws provide that First Horizon’s board of directors may declare a dividend and direct payment of dividends or other distributions upon the outstanding shares out of funds legally available for such purposes as permitted by law.

CAPITAL BANK FINANCIAL	FIRST HORIZON

Under Tennessee law, First Horizon may not declare a dividend if, after giving effect to such dividend, it would not be able to pay its debts as the debts become due in its usual course of business or if its total assets would be less than the sum of its total liabilities, plus, unless the charter permits otherwise, the amount that would be needed, if First Horizon were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

AMENDMENTS TO CHARTER AND BYLAWS

The DGCL provides that an amendment to a corporation’s certificate of incorporation must be adopted by the board of directors through a resolution setting forth the proposed amendment and that the stockholders must approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).
The DGCL provides that the stockholders, and, when provided for in the certificate of incorporation, the board of directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.
Capital Bank Financial’s certificate of incorporation provides that its bylaws may be amended, altered or repealed by the board of directors by a majority vote of the full board, except as otherwise provided in the bylaws.
Capital Bank Financial’s certificate of incorporation and bylaws provide that stockholders may only amend, alter or repeal the bylaws by a vote of at least two-thirds of the outstanding shares of Class A common stock.

Unless otherwise provided in the charter, the TBCA provides that with the limited exception of certain non-substantive amendments that can be adopted by the board of directors without shareholder action, a corporation’s board of directors may propose one or more amendments to the charter for submission to the shareholders. The proposed amendment (excluding First Horizon’s Article 12 relating to directors and the bylaws) is adopted if it receives the affirmative vote of a majority of the outstanding shares entitled to vote on the proposed amendment. Amendments to First Horizon’s Article 12 require an affirmative vote of at least 80% of the outstanding shares entitled to vote.
First Horizon’s bylaws may be amended or repealed or new bylaws adopted either by a majority of the board of directors or by a vote of the holders of at least 80% of the outstanding shares of stock entitled to vote at any annual or special meeting if notice of the proposed amendment, repeal, or adoption is contained in the notice of the meeting.

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS/SHAREHOLDERS

The DGCL provides that unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or

Under the TBCA, any action required or permitted to be taken at an annual or special meeting of holders of common stock may be taken without a meeting, without prior notice, and without a vote, if before or after the action all the shareholders entitled to vote consent in writing.

CAPITAL BANK FINANCIAL	FIRST HORIZON
take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Capital Bank Financial’s certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, stockholders may not act by written consent.

STOCKHOLDER/SHAREHOLDER RIGHTS PLAN
Capital Bank Financial does not have a shareholder rights plan in effect.	First Horizon does not have a rights plan in effect. First Horizon’s board of directors has the authority to adopt certain forms of rights plans without action or approval by shareholders.
FORUM SELECTION BYLAW

Capital Bank Financial’s bylaws provide that unless Capital Bank Financial consents in writing to the selection of an alternative forum, the sole and exclusive form for five specified categories of legal actions against or involving Capital Bank Financial, including derivative actions, actions claiming breach of fiduciary, actions arising pursuant to any provision of the DGCL or Capital Bank Financial’s certificate of Incorporation or bylaws, actions governed by the internal affairs legal doctrine and any action asserting an “internal corporate claim” (as defined in the DGCL), will be a state or federal court located within the State of Delaware.

First Horizon’s bylaws provide that the exclusive forum for four specified categories of legal actions against or involving First Horizon, including derivative actions, actions claiming breach of fiduciary duty, actions involving corporation law or First Horizon’s charter or bylaws, and actions involving the internal affairs legal doctrine, will be a state or federal court located within Shelby County in the State of Tennessee.

LEGAL MATTERS

The validity of the First Horizon common stock to be issued in connection with the mergers will be passed upon for First Horizon by Charles T. Tuggle, Jr., Executive Vice President and General Counsel of First Horizon. As of May 31, 2017, Mr. Tuggle beneficially owned shares of First Horizon common stock and options to acquire shares of First Horizon common stock representing less than 1% of the total outstanding shares of First Horizon common stock. Certain U.S. federal income tax consequences relating to the mergers will also be passed upon for First Horizon by Sullivan & Cromwell LLP (New York, New York) and for Capital Bank Financial by Wachtell, Lipton, Rosen & Katz (New York, New York).

EXPERTS

First Horizon

The consolidated financial statements of First Horizon and subsidiaries as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Capital Bank Financial

The consolidated financial statements of Capital Bank Financial as of December 31, 2016 and 2015, and for each of the two years in the period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016, have been incorporated in this joint proxy statement/prospectus by reference to Capital Bank Financial’s Annual Report on Form 10-K for the year ended December 31, 2016 and have been so incorporated in reliance on the reports of Crowe Horwath LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements for the year ended December 31, 2014 incorporated in this joint proxy statement/prospectus by reference to Capital Bank Financial’s Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN ACCOUNTANTS

On May 8, 2015, the Audit Committee of Capital Bank Financial dismissed PricewaterhouseCoopers LLP as Capital Bank Financial’s independent registered public accounting firm, effective as of that same date. On and effective as of that same date, the Audit Committee of Capital Bank Financial appointed Crowe Horwath LLP as Capital Bank Financial’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

PricewaterhouseCoopers LLP’s reports on Capital Bank Financial’s consolidated financial statements for the fiscal years ended December 31, 2014 and December 31, 2013 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two fiscal years ended December 31, 2014 and during the subsequent interim period through May 8, 2015, there were: (i) no disagreements with PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference to the subject matter of the disagreement in its report on Capital Bank Financial’s consolidated financial statements, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

In accordance with Item 304(a)(3) of Regulation S-K, Capital Bank Financial provided PricewaterhouseCoopers LLP with a copy of the foregoing disclosure and requested that PricewaterhouseCoopers LLP furnish Capital Bank Financial with a letter addressed to the SEC stating whether or not PricewaterhouseCoopers LLP agrees with the above statements. A copy of such letter, dated May 12, 2015, was filed as Exhibit 16.1 to Capital Bank Financial’s Current Report on Form 8-K filed on May 12, 2015.

During the fiscal years ended December 31, 2014 and 2013 and the subsequent interim period preceding Crowe Horwath LLP’s appointment, neither Capital Bank Financial nor anyone on its behalf consulted Crowe Horwath LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Capital Bank Financial’s consolidated financial statements, and no written report or oral advice was provided to Capital Bank Financial that Crowe Horwath LLP concluded was an important factor considered by it in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” or “reportable event” (within the meaning of Item 304(a) of Regulation S-K and Item 304(a)(1)(v) of Regulation S-K, respectively).

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

First Horizon

Only such business shall be conducted at the First Horizon special meeting as shall have been brought before the meeting pursuant to First Horizon’s notice of meeting or as shall have been properly brought in accordance with First Horizon’s bylaws.

First Horizon’s bylaws establish that for a shareholder to properly bring business before a special meeting, the shareholder must give timely notice in writing to the Secretary of First Horizon. To be timely, such notice must set forth all information required under First Horizon’s bylaws and must be delivered to or mailed and received at the principal executive offices of First Horizon not less than 90 days nor more than 120 days prior to the date of the meeting. However, if fewer than 100 days’ notice or prior public disclosure of the date of the special meeting is given to shareholders, then, to be timely, a shareholder’s notice must be delivered or received not later than the close of business on the 10th day following the earlier of (i) the day on which notice of the date of the special meeting was mailed or (ii) the day on which public disclosure of the special meeting was first made.

The deadline for submitting a shareholder proposal for inclusion in First Horizon’s proxy statement and form of proxy relating to its 2018 annual meeting of shareholders is November 13, 2017. Proposals must be received by the Corporate Secretary, First Horizon National Corporation, P.O. Box 84, Memphis, Tennessee, 38101, not later than November 13, 2017.

In addition, First Horizon’s bylaws provide that a shareholder who wishes to nominate a person for election to the First Horizon board of directors or submit a proposal at a shareholders’ meeting must comply with certain procedures whether or not the matter is included in First Horizon’s proxy statement. These procedures require written notification to First Horizon, generally not less than 90 nor more than 120 days prior to the date of the shareholders’ meeting. If, however, First Horizon gives fewer than 100 days’ notice or public disclosure of the shareholders’ meeting date to shareholders, then First Horizon must receive the shareholder notification not later than 10 days after the earlier of the date notice of the shareholders’ meeting was mailed or publicly disclosed. Shareholder proposals and nominations for election to the First Horizon board of directors must be submitted to the Corporate Secretary. The shareholder must disclose certain information about the nominee or item proposed, the shareholder and any other shareholders known to support the nominee or proposal. The First Horizon board of directors has determined that the 2018 annual meeting will be held on April 24, 2018. Thus, shareholder proposals submitted outside the process that permits them to be included in First Horizon’s proxy statement and director nominations must be submitted to the Corporate Secretary between December 25, 2017 and January 24, 2018, or the proposals will be considered untimely. Untimely proposals may be excluded by the Chairman or proxies may exercise their discretion and vote on these matters in a manner they determine to be appropriate.

Capital Bank Financial

Only such business shall be conducted at the Capital Bank Financial special meeting as shall have been brought before the meeting pursuant to Capital Bank Financial’s notice of meeting. Stockholders may not bring business before the Capital Bank Financial special meeting.

Capital Bank Financial does not anticipate holding a 2018 annual meeting of shareholders if the merger is completed before the second quarter of 2018. In the event that the merger is not completed within the expected time frame, or at all, Capital Bank Financial may hold a 2018 annual meeting. Any shareholder nominations or proposals for other business intended to be presented at Capital Bank Financial’s next annual meeting must be submitted to Capital Bank Financial as set forth below.

Under Securities and Exchange Commission rules, if a stockholder wants us to include a proposal in Capital Bank Financial’s proxy statement for presentation at the 2018 annual meeting, the proposal must be received by Capital Bank Financial before January 5, 2018.

Under Capital Bank Financial’s By-Laws, the proposal of business that is appropriate to be considered by the stockholders may be made at an annual meeting of stockholders by any stockholder who was a stockholder of record at the time of giving the notice described below, who is entitled to vote at such meeting and who complies with the notice procedures set forth in the By-Laws.

For business to be properly brought before an annual meeting of stockholders, the stockholder must have given timely notice thereof in writing to Capital Bank Financial’s Secretary. To be timely, the stockholder’s notice must have been sent to, and received by, Capital Bank Financial’s Secretary at its principal executive offices generally not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. For the 2018 annual meeting such notice must be received between February 14, 2018 and March 16, 2018.

WHERE YOU CAN FIND MORE INFORMATION

First Horizon has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the shares of First Horizon common stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of First Horizon under Section 5 of the Securities Act, with respect to First Horizon common stock to be issued to Capital Bank Financial common stockholders in connection with the merger. This document also constitutes a joint proxy statement of Capital Bank Financial and First Horizon under Section 14(a) of the Exchange Act and a notice of meeting with respect to each of the Capital Bank Financial special meeting and the First Horizon special meeting.

First Horizon and Capital Bank Financial also file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, such as First Horizon and Capital Bank Financial, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by First Horizon with the SEC are also available in the “Investor Relations” section of First Horizon’s website at http://www.firsthorizon.com, under the heading “SEC Filings.” The reports and other information filed by Capital Bank Financial with the SEC are available in the “Investor Relations” section of Capital Bank Financial’s website at https://www.capitalbank-us.com, under the heading “Financials & Filings.” The web addresses of the SEC, First Horizon, and Capital Bank Financial are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

The SEC allows First Horizon and Capital Bank Financial to incorporate by reference information in this joint proxy statement/prospectus. This means that First Horizon and Capital Bank Financial can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that First Horizon and Capital Bank Financial previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules). They contain important information about the companies and their financial condition.

First Horizon SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2016
Quarterly Report on Form 10-Q for the quarter ended March 31, 2016	Filed on May 8, 2017
Current Reports on Form 8-K	Filed on April 26, 2017, May 4, 2017 and May 5, 2017 (other than the portions of those documents not deemed to be filed)
Definitive Proxy Statement on Schedule 14A	Filed on March 13, 2017

Description of First Horizon’s common stock, par value $0.625 per share, contained in the registration statement on Form 8-A and any amendment or report filed for the purpose of updating that description.

Filed on July 26, 1999 (File No. 001-15185)

Capital Bank Financial SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2016
Quarterly Report on Form 10-Q for the quarter ended March 31, 2016	Filed on May 1, 2017
Current Reports on Form 8-K	Filed on May 4, 2017, May 5, 2017 and June 16, 2017 (other than the portions of those documents not deemed to be filed)
Definitive Proxy Statement on Schedule 14A	Filed on April 28, 2017

In addition, First Horizon and Capital Bank Financial also incorporate by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and, in the case of First Horizon, the date of the First Horizon special meeting, and, in the case of Capital Bank Financial, the date of the Capital Bank Financial special meeting, provided that First Horizon and Capital Bank Financial are not incorporating by reference any information furnished to, but not filed with, the SEC.

Documents incorporated by reference are available from First Horizon and Capital Bank Financial without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

First Horizon National Corporation 165 Madison Avenue Memphis, Tennessee 38103 Attention: Clyde A. Billings, Jr. Telephone: (901) 523-4444	Capital Bank Financial Corp. 4725 Piedmont Row Drive, Suite 110 Charlotte, North Carolina 28210 Attention: Investor Relations Telephone: (704) 554-5901

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that First Horizon shareholders requesting documents must do so by [  ], in order to receive them before the First Horizon special meeting, and Capital Bank Financial common stockholders requesting documents must do so by [  ], in order to receive them before the Capital Bank Financial special meeting. If you request any incorporated documents from First Horizon or Capital Bank Financial, First Horizon and Capital Bank Financial, respectively, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

First Horizon has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to First Horizon and Merger Sub, and Capital Bank Financial has supplied all such information relating to Capital Bank Financial.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This joint proxy statement/prospectus is dated [  ], and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of the date of such document. Neither the mailing of this joint proxy statement/prospectus to Capital Bank Financial common stockholders or First Horizon shareholders, nor the issuance by First Horizon of shares of common stock in connection with the merger, will create any implication to the contrary.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A—AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

dated May 3, 2017

between

FIRST HORIZON NATIONAL CORPORATION,

CAPITAL BANK FINANCIAL CORP.

and

FIRESTONE SUB, INC.

TABLE OF CONTENTS

ARTICLE I THE MERGER
1.1	The Merger	A-9
1.2	Closing	A-10
1.3	Effective Time	A-10
1.4	Effects of the Merger	A-10
1.5	Conversion of Company Common Stock	A-10
1.6	Dissenters Rights	A-11
1.7	Parent Common Stock	A-12
1.8	Merger Sub Common Stock	A-12
1.9	Treatment of Company Equity Awards	A-12
1.10	Certificate of Incorporation of Surviving Company	A-13
1.11	Bylaws of Surviving Company	A-13
1.12	Board of Directors	A-13
1.13	The Second Step Merger	A-13
1.14	Bank Merger	A-13
ARTICLE II EXCHANGE OF SHARES
2.1	Proration	A-13
2.2	Election Procedures	A-14
2.3	Parent to Make Shares and Cash Available	A-15
2.4	Exchange of Shares	A-16
ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY
3.1	Corporate Organization	A-18
3.2	Capitalization	A-19
3.3	Authority; No Violation	A-20
3.4	Consents and Approvals	A-21
3.5	Reports	A-21
3.6	Financial Statements	A-22
3.7	Broker’s Fees	A-23
3.8	Absence of Certain Changes or Events	A-24
3.9	Legal Proceedings	A-24
3.10	Taxes and Tax Returns	A-24
3.11	Employees and Employee Benefit Plans	A-25
3.12	Compliance with Applicable Law	A-27
3.13	Certain Contracts	A-28
3.14	Agreements with Regulatory Agencies	A-29
3.15	Environmental Matters	A-29
3.16	Investment Securities	A-29
3.17	Real Property	A-30
3.18	Intellectual Property	A-30
3.19	Related Party Transactions	A-30
3.20	State Takeover Laws	A-31
3.21	Reorganization	A-31
3.22	Opinion	A-31
3.23	Company Information	A-31
3.24	Loan Portfolio	A-31
3.25	Insurance	A-32
3.26	Information Security	A-32

TABLE OF CONTENTS—Continued

3.27	No Investment Adviser Subsidiary	A-32
3.28	No Other Representations or Warranties	A-32
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
4.1	Corporate Organization	A-33
4.2	Capitalization	A-34
4.3	Authority; No Violation	A-35
4.4	Consents and Approvals	A-35
4.5	Reports	A-36
4.6	Financial Statements	A-37
4.7	Broker’s Fees	A-38
4.8	Absence of Certain Changes or Events	A-38
4.9	Legal Proceedings	A-38
4.10	Taxes and Tax Returns	A-38
4.11	Compliance with Applicable Law	A-38
4.12	Certain Contracts	A-39
4.13	Agreements with Regulatory Agencies	A-40
4.14	Information Security	A-40
4.15	Related Party Transactions	A-40
4.16	Reorganization	A-40
4.17	Investment Securities	A-40
4.18	Opinion	A-40
4.19	Parent Information	A-41
4.20	Loan Portfolio	A-41
4.21	Financing	A-41
4.22	No Other Representations or Warranties	A-41
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1	Conduct of Business Prior to the Effective Time	A-42
5.2	Company Forbearances	A-42
5.3	Parent Forbearances	A-44
ARTICLE VI ADDITIONAL AGREEMENTS
6.1	Regulatory Matters	A-45
6.2	Access to Information	A-47
6.3	Company Stockholder Approval	A-48
6.4	Parent Shareholder Approval	A-49
6.5	Legal Conditions to Merger	A-49
6.6	Stock Exchange Listing	A-50
6.7	Employee Matters	A-50
6.8	Indemnification; Directors’ and Officers’ Insurance	A-51
6.9	Additional Agreements	A-52
6.10	Advice of Changes	A-52
6.11	Dividends	A-52
6.12	Parent Board	A-53
6.13	Acquisition Proposals	A-53
6.14	Public Announcements	A-54
6.15	Change of Method	A-54
6.16	Restructuring Efforts	A-54

TABLE OF CONTENTS—Continued

6.17	Takeover Statutes	A-54
6.18	Exemption from Liability Under Section 16(b)	A-55
6.19	Litigation and Claims	A-55
6.20	Assumption of Company Debt	A-55
6.21	No Control of Other Party’s Business	A-55
6.22	Company Bank Pre-Closing Dividend	A-55
6.23	Company Cooperation	A-56
6.24	Parent Cooperation	A-56
ARTICLE VII CONDITIONS PRECEDENT
7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-56
7.2	Conditions to Obligations of Parent and Merger Sub	A-57
7.3	Conditions to Obligations of Company	A-57
ARTICLE VIII TERMINATION
8.1	Termination	A-58
8.2	Effect of Termination	A-59
ARTICLE IX GENERAL PROVISIONS
9.1	Nonsurvival of Representations, Warranties and Agreements	A-60
9.2	Amendment	A-60
9.3	Extension; Waiver	A-60
9.4	Expenses	A-60
9.5	Notices	A-60
9.6	Interpretation	A-61
9.7	Counterparts	A-62
9.8	Entire Agreement	A-62
9.9	Governing Law; Jurisdiction	A-62
9.10	Waiver of Jury Trial	A-62
9.11	Assignment; Third-Party Beneficiaries	A-63
9.12	Specific Performance	A-63
9.13	Severability	A-63
9.14	Delivery by Facsimile or Electronic Transmission	A-63

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	60
Adverse Recommendation Change	53
affiliate	70
Agreement	1
Bank Merger	7
Bank Merger Agreement	7
Bank Merger Certificates	7
BHC Act	13
business day	70
Cash Component	7
Cash Consideration	3
Cash Conversion Number	7
Cash Election	3
Cash Election Number	7
Cash Election Shares	3
Certificate of Merger	2
Chosen Courts	71
Closing	2
Closing Date	2
Code	1
Company	1
Company 401(k) Plan	55
Company Bank	7
Company Benefit Plans	22
Company Board	1
Company Bylaws	14
Company Class A Common Stock	3
Company Class B Non-Voting Common Stock	3
Company COI	14
Company Common Stock	3
Company Contract	27
Company Disclosure Schedule	13
Company Equity Awards	6
Company ERISA Affiliate	24
Company Form 10-Q	13
Company Indemnified Parties	56
Company Insiders	61
Company Leased Properties	29
Company Meeting	52
Company Owned Properties	28
Company Preferred Stock	15
Company Qualified Plans	23
Company Real Property	29
Company Recommendation	1
Company Regulatory Agreement	27
Company Reports	18
Company Restricted Stock Award	5
Company Stock Option	5
Company Stock Plans	6
Company Subsidiary	14
Company Support Agreements	1
Confidentiality Agreement	52

INDEX OF DEFINED TERMS—Continued

Page
Continuation Period	55
Continuing Employees	55
Derivative Contract	20
DGCL	1
Dissenting Shares	4
Dissenting Stockholder	4
Effective Time	2
Election	9
Election Deadline	9
Election Period	9
Enforceability Exceptions	16
Environmental Laws	27
ERISA	22
Exception Shares	3
Exchange Act	17
Exchange Agent	10
Exchange Fund	10
Exchange Ratio	3
FDIC	14
Federal Banking Agencies	26
Federal Reserve Board	17
Form of Election	9
GAAP	13
Governmental Entity	17
Holder	8
HSR Act	17
Intellectual Property	29
IRS	21
Joint Proxy Statement	17
knowledge	70
Liens	15
Loans	30
made available	70
Material Adverse Effect	13
Materially Burdensome Regulatory Condition	50
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Bylaws	6
Merger Sub Certificate	6
Merger Sub Common Stock	5
Mergers	1
Multiemployer Plan	23
Multiple Employer Plan	23
NASDAQ	17
New Certificates	4
New Plans	55
Non-Election Shares	3
NYSE	17
OFAC	26
Old Certificate	4
Parent	1

INDEX OF DEFINED TERMS—Continued

Page
Parent 401(k) Plan	56
Parent Bank	7
Parent Board	1
Parent Bylaws	33
Parent Charter	33
Parent Common Stock	3
Parent Contract	41
Parent Deferral Stock Unit Award	34
Parent Disclosure Schedule	32
Parent Form 10-K	33
Parent Meeting	54
Parent Performance Stock Unit Award	34
Parent Preferred Stock	34
Parent Regulatory Agreement	41
Parent Reports	37
Parent Restricted Stock Award	34
Parent Restricted Stock Unit Award	34
Parent Share Closing Price	12
Parent Stock Option	5
Parent Stock Options	34
Parent Stock Plans	34
Parent Subsidiary	33
PBGC	23
Per Share Cash Consideration	3
Permitted Encumbrances	28
person	70
Premium Cap	57
Regulatory Agencies	18
Representatives	59
Requisite Company Vote	16
Requisite Parent Vote	35
Requisite Regulatory Approvals	63
S-4	17
Sarbanes-Oxley Act	18
SEC	17
Second Certificate of Merger	7
Second Effective Time	7
Second Step Merger	1
Securities Act	18
Share Ratio	3
Shortfall Number	8
Significant Subsidiaries	21
SRO	17
Stock Consideration	3
Stock Election	3
Stock Election Shares	3
Subsidiary	14
Surviving Company	1
Surviving Corporation	1
Takeover Statutes	29
Tax	22
Tax Return	22

INDEX OF DEFINED TERMS—Continued

Page
Taxes	22
TBCA	6
Tennessee Articles of Merger	7
Termination Date	66
Termination Fee	67
Volcker Rule	26
Voting/Transfer Agreements	15

AGREEMENT AND PLAN OF MERGER, dated May 3, 2017 (this “Agreement”), between First Horizon National Corporation, a Tennessee corporation (“Parent”), Capital Bank Financial Corp., a Delaware corporation (“Company”), and Firestone Sub, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

A. The parties intend to effect a strategic business combination through the merger of Merger Sub with and into the Company (the “Merger”), with the Company as the surviving corporation (the “Surviving Company”).

B. Each of the board of directors of Parent (“Parent Board”) and the board of directors of Merger Sub unanimously has (1) determined that it is in the best interests of Parent and Merger Sub, and the shareholders of Parent and Merger Sub, and declared it advisable, to enter into this Agreement with Company providing for the Merger in accordance with the Delaware General Corporation Law (the “DGCL”), (2) adopted a resolution approving this Agreement and the transactions contemplated hereby in accordance with applicable law on the terms and subject to the conditions of this Agreement and has authorized the execution and delivery thereof and (3), in the case of Parent Board, adopted a resolution recommending that the shareholders of Parent approve the issuance of Parent Common Stock in connection with the Merger.

C. The board of directors of Company (the “Company Board”) unanimously has (1) determined that it is in the best interests of Company and the stockholders of Company, and declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the Merger in accordance with the DGCL, (2) approved this Agreement and the transactions contemplated hereby in accordance with the DGCL on the terms and subject to the conditions of this Agreement and has authorized the execution and delivery thereof and (3) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of Company (the “Company Recommendation”).

D. As soon as reasonably practicable following the Merger, and as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986 (the “Code”), Parent shall cause the Surviving Company to be merged with and into Parent (the “Second Step Merger”, and together with the Merger, the “Mergers”), with Parent as the surviving corporation in the Second Step Merger (sometimes referred to in such capacity as the “Surviving Corporation”).

E. For federal income tax purposes, it is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.

F. As a condition to the parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain stockholders of Company are entering into voting agreements (the “Company Support Agreements”) pursuant to which each such stockholder is agreeing, among other things, on the terms and subject to the conditions of the applicable Company Support Agreement, to vote his, her or its shares of Company Class A Common Stock in favor of the approval of the Merger and to take certain other actions in furtherance thereof.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, Merger Sub will merge with and into Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub will terminate. Company will be the Surviving Company, and will continue its corporate existence under the laws of the State of Delaware.

1.2 Closing. The closing of the Merger (the “Closing”) will take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 10:00 a.m. on the third business day (unless the parties agree to another time or date) after satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions (the “Closing Date”).

1.3 Effective Time. Subject to the provisions of this Agreement, in connection with the Closing, the Company and Merger Sub will duly execute and deliver a certificate of merger (the “Certificate of Merger”) to the Delaware Secretary of State for filing under Section 251 of the DGCL. The parties will make all other filings or recordings required under the DGCL, and the Merger will become effective when the Certificate of Merger is filed in the office of the Delaware Secretary of State, or at such later date or time as Parent and the Company agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

1.4 Effects of the Merger; Tax Consequences. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL and other applicable law. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Company, Merger Sub or the holder of any of the following securities:

(a) Subject to Section 2.4(e), each share of Company Class A Common Stock, par value $0.01 (“Company Class A Common Stock”) and each share of Company Class B Non-Voting Common Stock, par value $0.01 (“Company Class B Non-Voting Common Stock” and, together with the Company Class A Common Stock, “Company Common Stock”), in each case, issued and outstanding immediately prior to the Effective Time, except for (1) shares of Company Common Stock owned by Company as treasury stock or otherwise owned by Company or Parent (in each case other than shares of Company Common Stock (x) held in any Company Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary, custodial or agency capacity or (y) held, directly or indirectly, in respect of debts previously contracted ((x) and (y), collectively, the “Exception Shares”)) and (2) Dissenting Shares, shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest:

(i) For each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.2 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration (the “Cash Consideration”);

(ii) For each share of Company Common Stock with respect to which an election to receive Parent Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.2 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of the common stock, par value $0.625 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (the “Stock Consideration”); and

(iii) For each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked pursuant to Section 2.2 (collectively, the “Non-Election Shares”), the right to receive such Stock Consideration or Cash Consideration as is determined in accordance with Section 2.1.

(b) For purposes of this Agreement, the following terms shall have the following meanings:

(i) The “Exchange Ratio” means the quotient, rounded to the nearest one ten thousandth, of (A) the Per Share Cash Consideration divided by (B) the Parent Share Closing Price.

(ii) The “Per Share Cash Consideration” means the sum, rounded to the nearest one-tenth of a cent, of (A) $7.90 plus (B) the product, rounded to the nearest one tenth of a cent, of 1.75 (the “Share Ratio”) times the Parent Share Closing Price.

(iii) The “Merger Consideration” means the Cash Consideration and/or Stock Consideration described in Section 1.5(a), as applicable.

(c) All the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the applicable Merger Consideration in accordance with, and subject to, Sections 1.5(a), 2.1 and 2.2, (ii) cash in lieu of a fractional share which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.4(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.4. Old Certificates previously representing shares of Company Common Stock shall be exchanged for certificates or, at Parent’s option, evidence of shares in book entry form (collectively, referred to herein as “New Certificates”), representing the Stock Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) or the Cash Consideration, as applicable, upon the surrender of such Old Certificates in accordance with Section 2.4, without any interest thereon. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to each of the Per Share Cash Consideration and the Share Ratio to give holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit Parent or Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by Company or Parent or by any direct or indirect Company or Parent Subsidiary (in each such case other than Exception Shares) prior to the Effective Time shall be cancelled and shall cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6 Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a person (a “Dissenting Stockholder”) who has not voted in favor of, or otherwise consented to, the adoption of this Agreement and who is entitled to and has properly demanded appraisal rights with respect thereto in accordance with Section 262 of the DGCL, has complied in all respects with Section 262 of the DGCL and has not effectively withdrawn such demand (collectively, “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as described in Section 1.5(a), unless and until such person shall have effectively withdrawn or otherwise lost or failed to perfect such person’s right to appraisal or payment under the DGCL, at which time such Shares shall be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration as provided in Section 1.5(a), without interest, payable upon surrender of the Old Certificates (and related documents) in accordance with this Article I, and such Shares shall not be deemed Dissenting Shares, and such holder thereof shall cease to have any other rights with respect to such Shares. Each holder of Dissenting Shares shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares unless and until such person shall have effectively withdrawn or otherwise lost or failed to perfect such person’s right to appraisal or payment under the DGCL. Company shall give Parent prompt notice of receiving any demands for appraisal, withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to applicable law with respect to appraisal rights. Company shall not, except with the prior written consent of Parent, voluntarily make, or commit or agree to make, any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

1.7 Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.8 Merger Sub Common Stock. At and after the Effective Time, each share of common stock of Merger Sub, par value $1.00 per share (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one share Company Class A Common Stock of the Surviving Company.

1.9 Treatment of Company Equity Awards.

(a) At the Effective Time, each option granted by Company to purchase shares of Company Common Stock under a Company Stock Plan (as defined below) that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”), shall fully vest (to the extent unvested) and shall be assumed by Parent and converted into an option (a “Parent Stock Option”) to acquire (i) that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Common Stock of such Company Stock Option divided by (B) the Exchange Ratio. Except as otherwise provided in this Section 1.9(a), each such Parent Stock Option assumed and converted pursuant to this Section 1.9(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Stock Option immediately prior to the Effective Time.

(b) At the Effective Time, each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under the Company Stock Plan that is outstanding immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall be cancelled and converted automatically into the right to receive an amount in cash (without interest) equal to the Per Share Cash Consideration in respect of each share of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time, less applicable tax withholdings.

(c) At the Effective Time, Parent shall assume all the obligations of the Company under the Company Stock Plans and each outstanding Parent Stock Option, and the agreements evidencing the grants thereof. Parent shall take all corporate action necessary to issue or reserve for issuance (as applicable) a sufficient number of shares of Parent Common Stock with respect to the exercise of Parent Stock Options assumed by Parent pursuant to Section 1.9(a). As soon as reasonably practicable after the Effective Time (but in no event later than three (3) business days following the Closing Date), if and to the extent necessary to cause a sufficient number of shares of Parent Common Stock to be registered and issuable under Parent Stock Options, Parent shall file a post-effective amendment to the Form S-4, a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to Parent Stock Options and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options remain outstanding.

(d) Parent shall pay the holders of Company Restricted Stock Awards the cash payments described in Section 1.9(b) through Parent’s payroll within five (5) business days following the Effective Time.

(e) At or prior to the Effective Time, Company, the Company Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.9.

(f) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Company Equity Awards” means the Company Stock Options and the Company Restricted Stock Awards.

(ii) “Company Stock Plans” means the FNB United Corp. 2003 Stock Incentive Plan, the Company’s 2010 Equity Incentive Plan, the FNB United Corp. Amended and Restated 2012 Incentive Plan, and the Company’s 2013 Omnibus Compensation Plan.

1.10 Certificate of Incorporation of Surviving Company. At the Effective Time, the Certificate of Incorporation of Merger Sub, as amended (the “Merger Sub Certificate”), as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Company until thereafter amended in accordance with applicable law.

1.11 Bylaws of Surviving Company. At the Effective Time, the Bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Company until thereafter amended in accordance with applicable law.

1.12 Board of Directors. The board of directors of the Surviving Company shall consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time.

1.13 The Second Step Merger. On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the Tennessee Business Corporation Act (the “TBCA”) and the DGCL, Parent shall cause the Surviving Company to be merged with and into Parent in the Second Step Merger, with Parent surviving the Second Step Merger and continuing its existence under the laws of the State of Tennessee, and the separate corporate existence of the Surviving Company ceasing as of the Second Effective Time. In furtherance of the foregoing, Parent shall cause to be filed with the Tennessee Secretary of State, in accordance with the TBCA, articles of merger (“Tennessee Articles of Merger”) relating to the Second Step Merger and shall cause to be filed with the Delaware Secretary of State, in accordance with the DGCL, a certificate of merger relating to the Second Step Merger (the “Second Certificate of Merger”). The Second Step Merger shall become effective as of the date and time specified in the Tennessee Articles of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in the applicable provisions of the TBCA and the DGCL.

1.14 Bank Merger. Immediately following the Second Step Merger, or at such later time as Parent may determine in its sole discretion, Capital Bank Corporation, a North Carolina state chartered bank and a wholly owned Subsidiary of Company (“Company Bank”) and First Tennessee Bank National Association, a national bank and a Subsidiary of Parent (“Parent Bank”) shall be combined under a single bank charter (the “Bank Merger”), the form and structure of which shall be determined by Parent in its sole discretion. If requested by Parent, prior to the Effective Time, Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute an agreement and plan of merger with respect to the Bank Merger (the “Bank Merger Agreement”) and such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (“Bank Merger Certificates”).

ARTICLE II

EXCHANGE OF SHARES

2.1 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock to be entitled to receive the Cash Consideration pursuant to Section 1.5(a) shall be equal to the quotient of (i) the Cash Component divided by (ii) the Per Share Cash Consideration (such quotient, the “Cash Conversion Number”). All other shares of Company Common Stock (excluding the shares of Company Common Stock to be cancelled as provided in Section 1.5(d) and Company Restricted Stock Awards) shall be converted into the right to receive the Stock Consideration. For the avoidance of doubt, the aggregate amount of the Cash Consideration shall equal $410,535,300 (the “Cash Component”).

(b) Promptly (and in any event no later than five (5) business days) after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among holders of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Company Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

2.2 Election Procedures. Each holder of record of shares of Company Common Stock to be converted into the right to receive the Merger Consideration in accordance with, and subject to, Sections 1.6 and 2.1 (a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.2 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Parent shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(c) Parent (i) shall initially make available and mail the Form of Election not less than twenty (20) business days prior to the anticipated Election Deadline to Holders of record as of the business day prior to such mailing date, and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Old Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Old Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to two (2) business days preceding the Closing Date. The Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(e) Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock (none of Parent, the Company nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.

(g) Subject to the terms of this Agreement and the Form of Election, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of New Certificates representing the whole number of shares of Parent Common Stock into which shares of Company Common Stock are converted in the Merger and (iii) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

2.3 Parent to Make Shares and Cash Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) New Certificates to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.4(a) in exchange for outstanding shares of Company Common Stock, and (b) cash in an amount sufficient to pay (i) the aggregate cash portion of the Merger Consideration and (ii) cash in lieu of any fractional shares (except for the New Certificates, Per Share Cash Consideration, or cash in lieu of any fractional shares attributable to any Dissenting Shares) (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided, that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates and any shortfall as a result of investment losses shall be promptly replenished by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

2.4 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Parent shall cause the Exchange Agent to mail or otherwise deliver to each holder of record of one or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the applicable Merger Consideration pursuant to Article I and that has not theretofore submitted its Old Certificates with a Form of Election, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration which such holder shall have become entitled to receive in accordance with, and subject to, Sections 1.6, 2.1 and 2.2, and any cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.4(b) (or, in the case of book-entry shares, such other transmittal instructions as applicable to effective delivery and surrender of Old Certificate in book entry form). From and after the Effective Time and the completion of the allocation procedures set forth in Section 2.1, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal or Form of Election, as applicable, duly executed (or upon proper delivery of an “agent’s message” with respect to book-entry shares), the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing the Stock Consideration to which such holder of Company Common Stock shall have become entitled to receive in accordance with, and subject to, Sections 1.6, 2.1 and 2.2 and (ii) a check representing the amount of (A) Cash Consideration which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Sections 1.6, 2.1 and 2.2, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant Section 2.4(e) and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.4(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Consideration or any cash in lieu of fractional shares payable to holders of Old Certificates. Until surrendered as contemplated by Sections 2.2 and 2.4, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the applicable Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.4.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Stock Consideration which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive (after giving effect to Section 6.11).

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(e) No New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the ten (10) full trading days ending on the day preceding the Closing Date (the “Parent Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5 and subject to Section 2.1.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Company for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former stockholders of Company who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the cash portion of the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to this Section 2.4 and any other cash amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the applicable Merger Consideration, any cash in lieu of fractional shares and any dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (i) as disclosed in the disclosure schedule delivered by Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 27, 2017, Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 filed with the SEC on May 1, 2017 (the “Company Form 10-Q”) and Company’s Proxy Statement on Schedule 14A filed with the SEC on April 28, 2017 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the Bank Holding Company Act of 1956 (“BHC Act”). Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, Company or the Surviving Company, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit, and debt markets, as well as changes to interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes thereof, (E) disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationship with its customers or employees) or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby or (F) actions or omissions taken pursuant to the written consent of Parent, in the case of Company, or Company, in the case of Parent; except, with respect to sub-clauses (A), (B), or (C), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this

Agreement, the word “Subsidiary,” when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes. True and complete copies of the Certificate of Incorporation of Company (the “Company COI”) and the Bylaws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have been made available by Company to Parent.

(b) Except, in the case of clauses (ii) and (iii) only, as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, each Subsidiary of Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Company to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Company, threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Company as of the date hereof. A true and complete copy of the articles or certificate of incorporation or certificate of trust and bylaws (or similar governing documents) of each Company Subsidiary, as in effect as of the date of this Agreement, have previously been made available to Parent.

3.2 Capitalization.

(a) The authorized capital stock of Company consists of 200,000,000 shares of Company Class A Common Stock, 200,000,000 shares of Company Class B Non-Voting Common Stock and 50,000,000 shares of preferred stock, par value $0.01 (the “Company Preferred Stock”). As of April 30, 2017, no shares of capital stock or any other securities of Company are issued, reserved for issuance or outstanding, other than (i) 35,213,068 shares of Company Class A Common Stock issued and outstanding, which number includes 301,274 shares of Company Class A Common Stock granted in respect of outstanding Company Restricted Stock Awards, (ii) 16,753,429 shares of Company Class B Non-Voting Common Stock issued and outstanding, (iii) 13,039,763 shares of Company Common Stock held in treasury and (iv) 3,123,413 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options. There are no shares of Company Preferred Stock issued or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no issued or outstanding bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Company may vote. Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Company are issued or outstanding. Other than Company Stock Options issued prior to the date of this Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Company to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b) Schedule 3.2(b) of the Company Disclosure Schedule sets forth a correct and complete listing of all outstanding Company Equity Awards as of March 31, 2017 setting forth the number of shares of Company Stock subject to each Company Equity Award and the exercise price, if applicable, with respect to each Company Equity Award.

(c) There are no voting trusts, stockholder agreements, proxies or other agreements (“Voting/Transfer Agreements”) in effect pursuant to which Company or any of the Company Subsidiaries has a contractual obligation with respect to the voting or transfer of Company Common Stock or other equity interests of Company. Other than the Company Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Company or any of its Subsidiaries) are outstanding.

(d) Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Company Subsidiaries that are insured depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Other than the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity or ownership interest in any person.

3.3 Authority; No Violation.

(a) Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Company Board. The Company Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and has directed that the plan of Merger set forth in this Agreement and the transactions contemplated hereby be submitted to Company’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the adoption of the plan of Merger set forth in this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Class A Common Stock (the “Requisite Company Vote”) and the adoption and approval of the Bank Merger Agreement by (i) the board of directors of Company Bank and (ii) Company, as Company Bank’s sole shareholder, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. No approval by the holders of Company Class B Common Stock is required in connection with the Merger or the other transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b) Subject to the receipt of the Requisite Company Vote, neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions hereof, will (i) violate any provision of the Company COI or the Company Bylaws (or similar organizational documents of any Company Subsidiary) or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company.

3.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the NASDAQ stock market (the “NASDAQ”) and the NYSE, (ii) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with any state banking authority listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (v) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meetings of Company’s and Parent’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (vi) the filing of the Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL, the filing of the Tennessee Articles of Merger with the Tennessee Secretary of State pursuant to the TBCA and the filing of the Bank Merger Certificates, (vii) the filing of any notices or other filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), if necessary or advisable, and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any court or administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Company of this Agreement or (B) the consummation by Company of the Merger and the other transactions contemplated hereby (including the Bank Merger). As used in this Agreement, “SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934 (the “Exchange Act”) and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date hereof, Company is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports.

(a) Company and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2014 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the Office of the Comptroller of the Currency, (vi) any foreign regulatory authority and (vii) any SRO ((i)–(vii), collectively, “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company. Except for examinations of Company and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Company, investigation into the business or operations of Company or any of its Subsidiaries since January 1, 2014, except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Company or any of its Subsidiaries, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Company or any of its Subsidiaries pursuant to the Securities Act of 1933 (the “Securities Act”), or the Exchange Act, as the case may be, since January 1, 2014 (the “Company Reports”) is publicly available. No such Company Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Company has failed in any respect to make the certification required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Company Reports.

3.6 Financial Statements.

(a) The financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been, since January 1, 2014, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Crowe Horwath LLP has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included in the consolidated balance sheet of Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Company included in the Company Form 10-Q (including any notes thereto) and for liabilities incurred in the ordinary course of business since March 31, 2017, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company. Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Company’s outside auditors and the audit committee of Company’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Company, any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. These disclosures were made in writing by management to Company’s auditor and audit committee and a copy has been previously made available to Parent. To the knowledge of Company, there is no reason to believe that Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, all swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions (each, a “Derivative Contract”), whether entered into for its own account, or for the account of one or more of its Subsidiaries or their respective customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, as the case may be, enforceable in accordance with its terms (subject to the Enforceability Exception), and are in full force and effect. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, neither Company nor its Subsidiaries, nor to its knowledge any other party thereto, is in breach of any of its obligations under any Derivative Contract.

(e) Since January 1, 2014, (i) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any director, officer, auditor, accountant or representative of Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, fiduciary duties or similar violation by Company or any of its officers, directors or employees to the Company Board or any committee thereof or, to the knowledge of Company, to any director or officer of Company.

(f) The allowance for loan losses as of March 31, 2017, was in the reasonable judgment of management of Company or its applicable Subsidiaries, adequate under the standards established by applicable Governmental Entities.

3.7 Broker’s Fees. Neither Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement other than Sandler O’Neill & Partners, L.P. and UBS Securities LLC. Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by the Company of Sandler O’Neill & Partners, L.P. and UBS Securities LLC, related to the Merger and the other transactions contemplated hereunder.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2016, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company.

(b) Since December 31, 2016, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

3.9 Legal Proceedings.

(a) Neither Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, or challenge the validity or propriety of this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to either Company or any of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act).

3.10 Taxes and Tax Returns.

(a) Each of Company and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return. All material Taxes of Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Company and its Subsidiaries for all years up to and including December 31, 2012 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against Company or any of its Subsidiaries. There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any material Taxes of Company and its Subsidiaries or the assets of Company and its Subsidiaries. In the last six years, neither Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that Company or any of its Subsidiaries was required to file any Tax Return that was not filed. Company has made available to Parent true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Company and its Subsidiaries). Neither Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (B) has any liability for the Taxes of any person (other than Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1). At no time during the past five years has Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, employment, termination or severance plans, programs or arrangements or other contracts or agreements to or with respect to which Company or any Subsidiary is a party or that are maintained, contributed to or sponsored by Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Company or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) Company has heretofore made available to Parent true and complete copies of each of the material Company Benefit Plans and the following related documents, to the extent applicable: (i) the most recent summary plan description, if any, required by ERISA with respect to any such Company Benefit Plan and all amendments or material supplements to any such Company Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to any such Company Benefit Plan, and (iv) the most recently prepared actuarial report for each such Company Benefit Plan (if applicable) for each of the last two years.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except as would not result in any material liability. Neither Company nor any of its Subsidiaries has, within the prior three years, taken any material corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither Company nor any of its Subsidiaries has any knowledge of any material plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination or opinion letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Company, there are no existing circumstances and no events have occurred that would reasonably be expected to have a material adverse effect on the qualified status of any Company Qualified Plan or the related trust or materially increase the costs relating thereto.

(e) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case, that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums required to be paid to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Company or any of its Subsidiaries, (v) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan, and (vi) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(g) None of Company and its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any material liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that, in each case, has not been satisfied in full. For purposes of this Agreement, “Company ERISA Affiliate” means any trade or business of Company or any of its Subsidiaries, whether or not incorporated, all of which together with Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

(h) Neither Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All material contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period in the prior three years through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

(j) There are no pending or, to the knowledge of Company, threatened (in writing) claims (other than claims for benefits in the ordinary course of business), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of Company, no set of circumstances exists that would reasonably be likely to give rise to a material claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that would reasonably be likely to result in any material liability of Company or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor or any participant in a Company Benefit Plan.

(k) None of Company and its Subsidiaries nor any Company ERISA Affiliate nor, to the knowledge of Company, any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would reasonably be expected to subject any of the Company Benefit Plans or their related trusts, Company, any of its Subsidiaries, any Company ERISA Affiliate or any person that Company or any of its Subsidiaries has an obligation to indemnify to any material tax or material penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability, funding, payment or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer, director or individual independent contractor of Company or any of its Subsidiaries, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Company or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(n) There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Company or any of its Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of Company, threatened to be brought or filed with the National Labor Relations Board or any other comparable state or local labor relations tribunal or authority. Except as would not interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries, as of the date hereof, there are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or, to the knowledge of Company, threatened against or involving Company or any of its Subsidiaries, and there have not been any such activities with respect to Company or any of its Subsidiaries at any time since December 31, 2013.

(o) Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Company and each of its Subsidiaries are in compliance in all material respects with all applicable state, federal and local laws relating to labor, employment, termination of employment or similar matters, including, but not limited to, laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, worker classification, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and neither Company nor any of its Subsidiaries has engaged in any unfair labor practices or similar prohibited practices. There are no complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries brought by any current or former employee or their eligible dependents or beneficiaries.

3.12 Compliance with Applicable Law. Company and each of its subsidiaries hold, and have at all times since December 31, 2013 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, and to the knowledge of Company no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Company and each of its subsidiaries have complied in all material respects with and are not in material default or violation under any law, statute, order, rule or regulation of any Governmental

Entity applicable to Company or any of its Subsidiaries. Without limiting the generality of the foregoing, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, none of Company or any of its affiliates, or to the knowledge of Company, any director, officer, employee, agent or other person acting on behalf of Company or any of its affiliates, has, directly or indirectly, (a) used any funds of Company or any of its affiliates for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its affiliates, (c) violated any provision of the Foreign Corrupt Practices Act or any similar law or (d) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for the Company or any of its affiliates, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”). Company Bank has a Community Reinvestment Act rating of “satisfactory” or better. Company and each of its affiliates and subsidiaries have complied in all material respects with and are not in material default or violation under 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board and the Office of the Comptroller of the Currency (together, “Federal Banking Agencies”) in connection therewith (the “Volcker Rule”). Section 3.12 of the Company Disclosure Schedule sets forth (i) all Company affiliates and subsidiaries (including Company) engaged in proprietary trading (as defined in the Volcker Rule) that would be prohibited upon expiration of any temporary conformance period granted by the Federal Banking Agencies under the Volcker Rule and (ii) all covered funds (as defined in the Volcker Rule) that Company or any of its affiliates or subsidiaries sponsors or invests in that would be prohibited upon expiration of any temporary conformance period granted by the Federal Banking Agencies under the Volcker Rule. Company and its applicable subsidiaries have established and maintain a system of internal controls designed to ensure compliance by Company and its subsidiaries with the laws, regulations and regulatory guidance that is applicable to it. For the purpose of this Section 3.12, “affiliate” and “subsidiary” shall have their respective meanings under 12 U.S.C. § 1813.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule or as filed with or incorporated into any Company Report filed prior to the date hereof, as of the date hereof, neither Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), other than any Company Benefit Plan, (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Company or any of its Subsidiaries or upon consummation of the Merger will restrict the ability of Parent or any of its Subsidiaries to engage in any line of business that is material to Company and its Subsidiaries, taken as a whole, (iii) with or to a labor union or guild (including any collective bargaining agreement), or (iv) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of Company or its Subsidiaries, taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract,” and neither Company nor any of its Subsidiaries knows of, or has received written, or to the knowledge of Company, oral notice of, any violation of the above by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company: (i) each Company Contract is valid and binding on Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Company and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Company Contract, (iii) to the knowledge of Company each third-party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Company or any of its Subsidiaries under any such Company Contract.

3.14 Agreements with Regulatory Agencies. Neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business, or the expansion of its business, or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing or, to the knowledge of Company, orally, since January 1, 2014, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

3.15 Environmental Matters. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, Company and its Subsidiaries are in compliance, and, since January 1, 2014 have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or legal requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other judicial proceedings, claims or actions, or, to the knowledge of Company, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be likely to result in the imposition, on Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Company, which liability or obligation would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company. To the knowledge of Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company. Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to any Environmental Law that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company.

3.16 Investment Securities.

(a) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, each of Company and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Company Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries. Such securities are valued on the books of Company in accordance with GAAP in all material respects.

(b) Company and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Company believes are prudent and reasonable in the context of their respective businesses, and Company and its Subsidiaries have, since January 1, 2014, been in compliance with such policies, practices and procedures in all material respects.

3.17 Real Property. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, Company or a Company Subsidiary (a) has good and marketable title to all real property reflected in the latest audited balance sheet included in the Company Reports as being owned by Company or a Company Subsidiary or acquired after the date thereof (except (x) properties sold or otherwise disposed of since the date thereof in the ordinary course of business and (y) properties categorized as “other real estate owned” in such balance sheet) (the “Company Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all material Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without material default thereunder by the lessee or, to the knowledge of Company, the lessor. There are no material pending or, to the knowledge of Company, threatened condemnation proceedings against any Company Real Property.

3.18 Intellectual Property. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, to the knowledge of Company: (i) Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens other than any Permitted Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted; (ii) (A) the use of any Intellectual Property by Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person, and (B) no person has asserted to Company in writing that Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (iii) no person is challenging, infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by Company or its Subsidiaries; and (iv) neither Company nor any Company Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Company or any Company Subsidiary. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, trade names, Internet domain names, logos and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any re-examinations, extensions or reissues thereof, in any jurisdiction; trade secrets, and copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.19 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Company or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Company), on the other hand, of the type required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

3.20 State Takeover Laws. The Company Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable provisions of the takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

3.21 Reorganization. Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.22 Opinion. Prior to the execution of this Agreement, the Company Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Sandler O’Neill & Partners, L.P., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

3.23 Company Information. The information relating to Company and its Subsidiaries that is provided by Company or its representatives specifically for inclusion in (a) the Joint Proxy Statement on the date it (or any amendment or supplement thereto) is first mailed to holders of Company Common Stock or at the time of the Company Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of Company incorporated by reference in the Joint Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Joint Proxy Statement or the S-4.

3.24 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.24(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Company or any Subsidiary of Company is a creditor which as of March 31, 2017 had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of March 31, 2017, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or principal stockholder of Company or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Except as such disclosure may be limited by any applicable law, rule or regulation, Section 3.24(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all of the Loans of Company and its Subsidiaries that, as of March 31, 2017, had an outstanding balance of $1,000,000 or more and were classified by Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, each outstanding Loan of Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Company and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, each outstanding Loan of Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than first payment defaults).

(e) There are no outstanding Loans made by Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither Company nor any of its Subsidiaries is now, nor has it ever been since December 31, 2013, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans. None of the Company, any of its subsidiaries (as defined under BHC Act) or, to the knowledge of the Company, any entity in which the Company or any of its subsidiaries (as defined under the BHC Act) has a 5% or greater voting interest has in the last ten (10) years been convicted or pled guilty to any felony or misdemeanor.

3.25 Insurance. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, (a) Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice, and neither Company nor any of its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.26 Information Security. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, (i) Company and its Subsidiaries are, and have been at all times since January 1, 2014, in compliance with all applicable laws which govern the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of the personal information of customers or other individuals and similar laws governing data privacy, and with all of Company’s and its Subsidiaries’ policies regarding privacy and data security and (ii) to the knowledge of Company, since January 1, 2014, no third party has gained unauthorized access to any information technology networks controlled by Company or any of its Subsidiaries. Company and its Subsidiaries have implemented and maintained commercially reasonable measures and procedures designed to reasonably mitigate the risks of cybersecurity breaches and attacks.

3.27 No Investment Adviser Subsidiary. Neither Company nor any Company Subsidiary serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940.

3.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties.

(b) Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as disclosed in the disclosure schedule delivered by Parent and Merger Sub to Company concurrently herewith (the “Parent Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 27, 2017 (the “Parent Form 10-K”) and Parent’s Proxy Statement on Schedule 14A filed with the SEC on March 23, 2017 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent and Merger Sub hereby represent and warrant to Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and is a bank holding company duly registered under the BHC Act that has elected to be treated as a financial holding company under the BHC Act. Merger Sub is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent. True and complete copies of the Restated Charter of Parent, as amended (“Parent Charter”), and Bylaws of Parent (“Parent Bylaws”), as in effect as of the date of this Agreement, have been made available by Parent to Company.

(b) Except, in the case of clauses (ii) and (iii) of this Section 4.1(b) only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect with respect to Parent, each Significant Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Parent Subsidiary to pay dividends or distributions, except, in the case of a Parent Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Parent

Subsidiary that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Parent, threatened.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, without par value (“Parent Preferred Stock”). As of March 31, 2017, no shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding, other than (i) 233,883,250 shares of Parent Common Stock issued and outstanding, including 1,045,362 shares of Parent Common Stock granted in respect of outstanding awards of restricted Parent Common Stock under a Parent Stock Plan (as defined below) (a “Parent Restricted Stock Award”), (ii) no shares of Parent Common Stock held in treasury, (iii) 6,167,646 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Parent Common Stock granted under a Parent Stock Plan (“Parent Stock Options”), (iv) 1,735,746 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding restricted stock units in respect of shares of Parent Common Stock granted under a Parent Stock Plan (“Parent Restricted Stock Unit Award”), (v) 377,200 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding deferral stock units in respect of shares of Parent Common Stock granted under a Parent Stock Plan (“Parent Deferral Stock Unit Award”), (vi) 1,712,891 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding performance stock units in respect of shares of Parent Common Stock granted under a Parent Stock Plan (“Parent Performance Stock Unit Award”), (vii) 10,571,508 shares of Parent Common Stock reserved for issuance pursuant to future grants under the Parent Stock Plans, and (viii) 1,000 shares of Parent Preferred Stock issued and outstanding. As used herein, the “Parent Stock Plans” shall mean all employee and director equity incentive plans of Parent in effect as of the date of this Agreement and agreements for equity awards in respect of Parent Common Stock granted by Parent under the inducement grant exception. All of the issued and outstanding shares of Parent Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and, with respect to the shares of Parent Common Stock, with no personal liability for the acts or debts of the Parent, except that the holder thereof may become personally liable by reason of the shareholder’s own acts or conduct. There are no issued or outstanding bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent or of Merger Sub may vote. Except as set forth in Section 4.2(a) of the Parent Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Parent or Merger Sub are issued or outstanding. Other than Parent Stock Options and Parent Restricted Stock Unit Awards, in each case, issued prior to the date of this Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent or Merger Sub to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b) There are no Voting/Transfer Agreements in effect pursuant to which Parent or any of its Subsidiaries has a contractual or other obligation to the voting or transfer of the Parent Common Stock or other equity interests of Parent.

(c) All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Merger and the other transactions contemplated hereby.

(d) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Parent Subsidiary, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Parent Subsidiaries that are insured depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Mergers have been duly and validly approved by the Parent Board and the board of directors of Merger Sub. The Parent Board has determined that the Mergers, on the terms and conditions set forth in this Agreement, are in the best interests of Parent and its shareholders, and has directed that the issuance of Parent Common Stock in connection with the Merger be submitted to its shareholders for approval at a duly held meeting of such shareholders and has adopted resolutions to the foregoing effect. The board of directors of Merger Sub has determined that the Mergers, on the terms and conditions set forth in this Agreement, are in the best interests of Merger Sub and its sole shareholder and has adopted a resolution to the foregoing effect. Parent, as Merger Sub’s sole shareholder, has approved this Agreement and the transactions contemplated hereby at a duly held meeting or by unanimous written consent. Except for (i) the approval of the issuance of Parent Common Stock pursuant to this Agreement by a majority of the votes cast by holders of outstanding Parent Common Stock at the Parent Meeting (the “Requisite Parent Vote”), (ii) the adoption and approval of the Bank Merger Agreement by the board of directors of Parent Bank and Parent, as Parent Bank’s sole shareholder and (iii) the adoption of resolutions to give effect to the provisions of Section 6.12 in connection with the Closing, no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by Company) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). Subject to the receipt of the Requisite Parent Vote, the shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Subject to the receipt of the Requisite Parent Vote, neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Parent Charter, the Parent Bylaws, the Merger Sub Articles, or the Merger Sub Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent.

4.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the NYSE and the NASDAQ, (ii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with any state banking authority listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (v) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (vi) the filing of the Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL, the filing of the Tennessee Articles of Merger with the Tennessee Secretary of State pursuant to the TBCA, and the filing of the Bank Merger Certificates, (vii) the filing of any notices or other filings under the HSR Act, if necessary or advisable, and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent of this Agreement or (B) the consummation by Parent of the Merger and the other transactions contemplated hereby (including the Bank Merger). No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Merger Sub of this Agreement. As of the date hereof, Parent is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2014 with any Regulatory Agencies, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent. Except for examinations of Parent and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2014 except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2014 (the “Parent Reports”) is publicly available. No such Parent Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, since January 1, 2014, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. KPMG LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included in the consolidated balance sheet of Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in the Parent Form 10-K (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2016, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee and a copy has been previously made available to Company. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2014, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of Parent, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or written claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities laws, fiduciary duties or similar violation by Parent or any of its officers, directors, or employees to the Parent Board or any committee thereof or, to the knowledge of Parent, to any director or officer of Parent.

4.7 Broker’s Fees. Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Barclays Capital Inc. and Morgan Stanley & Co. LLC.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2016, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent.

(b) Since December 31, 2016, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9 Legal Proceedings.

(a) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent, or challenge the validity or propriety of this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to either Parent or any of its Significant Subsidiaries, taken as a whole.

4.10 Taxes and Tax Returns. Each of Parent and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes of Parent and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Parent and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. The federal income Tax Returns of Parent and its Subsidiaries for all years up to and including December 31, 2012 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against Parent or any of its Subsidiaries. There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any material Taxes of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries.

4.11 Compliance with Applicable Law. Parent and each of its Subsidiaries hold, and have at all times since December 31, 2013 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent, and to the knowledge of Parent, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to Parent or any of its Subsidiaries. Without limiting the generality of the foregoing, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent, none of Parent or any of its affiliates, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its affiliates, has, directly or indirectly, (a) used any funds of Parent or any of its affiliates for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its affiliates, (c) violated any provision of the Foreign Corrupt Practices Act or any similar law or (d) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for the Company or any of its affiliates, or is currently subject to any United States sanctions administered by the OFAC. Parent Bank has a Community Reinvestment Act rating of “satisfactory” or better. Parent and each of its affiliates and subsidiaries have complied in all material respects with and are not in material default or violation under the Volcker Rule. Section 4.11 of the Parent Disclosure Schedule sets forth (i) all Parent affiliates and subsidiaries (including Parent) engaged in proprietary trading (as defined in the Volcker Rule) that would be prohibited upon expiration of any temporary conformance period granted by the Federal Banking Agencies under the Volcker Rule and (ii) all covered funds (as defined in the Volcker Rule) that Parent or any of its affiliates or subsidiaries sponsors or invests in that would be prohibited upon expiration of any temporary conformance period granted by the Federal Banking Agencies under the Volcker Rule. Parent and its applicable subsidiaries have established and maintain a system of internal controls designed to ensure compliance by Parent and its subsidiaries with the laws, regulations and regulatory guidance that is applicable to it. For the purpose of the preceding two sentences, “affiliate” and “subsidiary” shall have their respective meanings under 12 U.S.C. § 1813. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent, Parent and its Subsidiaries are in compliance, and, since January 1, 2014 have complied, with all Environmental Laws.

4.12 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”), and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violation of any Parent Contract by any of the other parties thereto which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent, (i) each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Parent and each of its Subsidiaries have performed all obligations required to be performed by it prior to the date hereof under each Parent Contract, (iii) to the knowledge of Parent, each third-party counterparty to each Parent Contract has performed all obligations required to be performed by it to date under such Parent Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Parent or any of its Subsidiaries under any such Parent Contract.

4.13 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business, or the expansion of its business, or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised, in writing or, to the knowledge of Parent, orally, since January 1, 2014, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

4.14 Information Security. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent, to the knowledge of Parent, since January 1, 2014, no third party has gained unauthorized access to any information technology networks controlled by Parent or any of its Subsidiaries.

4.15 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent), on the other hand, of the type required to be reported in any Parent Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.16 Reorganization. Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.17 Investment Securities.

(a) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent, each of Parent and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Parent Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or its Subsidiaries. Such securities are valued on the books of Parent in accordance with GAAP in all material respects.

(b) Parent and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Parent believes are prudent and reasonable in the context of their respective businesses, and Parent and its Subsidiaries have, since January 1, 2014, been in compliance with such policies, practices and procedures in all material respects.

4.18 Opinion. Prior to the execution of this Agreement, Parent has received opinions (which, if initially rendered verbally, have been or will be confirmed by written opinions, dated the same date) of Barclays Capital Inc. and Morgan Stanley & Co. LLC to the effect that as of the date thereof and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration payable pursuant to this Agreement is fair from a financial point of view to Parent. Such opinions have not been amended or rescinded in any material respect as of the date of this Agreement.

4.19 Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives specifically for inclusion in (a) the Joint Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to holders of Company Common Stock or at the time of the Company Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of Parent incorporated by reference in the Joint Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Company or its Subsidiaries for inclusion in the Joint Proxy Statement or the S-4.

4.20 Loan Portfolio.

(a) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent, each outstanding Loan of Parent and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent, each outstanding Loan of Parent and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Parent and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(c) None of the agreements pursuant to which Parent or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than first payment defaults).

(d) There are no outstanding Loans made by Parent or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Parent or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(e) Neither Parent nor any of its Subsidiaries is now, nor has it ever been since December 31, 2013, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.21 Financing. Parent has, or will have available to it prior to the Closing Date, all funds necessary to satisfy its obligations hereunder.

4.22 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, Merger Sub, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent and Merger Sub hereby disclaim any such other representations or warranties.

(b) Parent and Merger Sub acknowledge and agree that neither Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF B USINESS

5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule), required by law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), (a) Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business in all material respects and (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and (iii) operate, in all material respects, in accordance with the policies and procedures applicable to it, and (b) each of Parent and Company shall and shall cause its respective Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by applicable law or binding regulatory guidance, Company shall not, and shall not permit any of its Subsidiaries to without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) in each case, other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Company or any of its wholly owned Subsidiaries to Company or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any Subsidiary of Company);

(b) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by Company at a rate not in excess of $0.12 per share of Company Common Stock (except that if Parent increases the rate of its regular quarterly dividends on Parent Common Stock paid by it during any fiscal quarter after the date hereof relative to that paid by it during the fiscal quarter immediately preceding the date hereof, Company shall be permitted to increase the rate of dividends on Company Common Stock paid by it during the same fiscal quarter by the same proportion (or if not possible in the same quarter, in the next fiscal quarter with an appropriate “catch-up” adjustment to account for the amounts that would have been paid in the prior quarter), subject in all respects to any receipt of regulatory approval required in connection with such dividend increase), and any associated dividend equivalents for Company Equity Awards, (B) quarterly dividends payable on the Company Preferred Stock, (C) dividends paid by any of the Subsidiaries of Company to Company or any of its wholly owned Subsidiaries, or (D) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards and dividend equivalents thereon, if any, in each case, in accordance with past practice and the terms of the applicable award agreements);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except for the issuance of shares (x) upon the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards (and dividend equivalents thereon, if any) outstanding as of the date hereof or granted on or after the date hereof to the extent permitted under this Agreement or (y) upon conversion of shares of Company Class B Non-Voting Common Stock outstanding as of the date hereof;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any person, in each case other than in the ordinary course of business;

(d) except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly owned Subsidiary of Company;

(e) (i) terminate, materially amend, or waive any material provision of, any Company Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business or (ii) enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any Company Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any Company Benefit Plan (including any plans, programs, policies, agreements or arrangements that would be considered a Company Benefit Plan if in effect as of the date hereof), (ii) amend any Company Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Company Benefit Plan if in effect as of the date hereof), other than amendments in the ordinary course of business that do not materially increase the cost or expense of maintaining such plan, program, policy or arrangements, (iii) increase the compensation payable to any current or former employee, officer, director or individual independent contractor, except for annual base salary or wage merit increases for officers and employees in the ordinary course of business that do not exceed 3% of the aggregate cost of all officer and employee annual base salaries and wage rates in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer, employee or whose annual base salary is greater than $100,000, other than for cause, or (ix) hire any officer or employee whose annual base salary or base wage is greater than $100,000;

(g) settle any material claim, suit, action or proceeding (1) in an amount and for consideration in excess of $1,000,000 individually or $2,000,000 in the aggregate or (2) in a manner that would impose any material restriction on the business of it or any of its Subsidiaries or of Parent or any of its Subsidiaries;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the Company COI, the Company Bylaws, or comparable governing documents of its Significant Subsidiaries;

(j) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(m) (i) enter into any material new line of business or change in any material respect its policies, procedures or practices with respect to lending, investment, underwriting, collateral eligibility, risk and asset liability management, interest rate, fee pricing, hedging, securitization, servicing or other banking and operating policies, procedures and practices (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit outside of the ordinary course of business or inconsistent with, or in excess of the limitations contained in, Company’s loan policy; provided, that any consent from Parent sought pursuant to this clause (m)(ii) shall not be unreasonably withheld and shall be given within two (2) business days after the relevant loan package is provided to Parent; provided, further, that, if Parent does not respond to any such request for consent within two (2) business days, such non-response shall be deemed to constitute consent pursuant to this clause (m)(ii);

(n) make, or commit to make, any capital expenditures in excess of $1,000,000 in the aggregate, other than as disclosed in Company’s capital expenditure budget set forth in Section 5.2(n) of the Company Disclosure Schedules;

(o) other than in the ordinary course of business make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(p) (i) make application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of it or its Subsidiaries, (ii) make application for the closing of or close any branch or (iii) purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course of business) in an amount in excess of $1,000,000 for any individual property, or enter into, amend or renew any material lease with respect to real property requiring aggregate payments under any individual lease in excess of $1,000,000;

(q) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Company or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or the Requisite Company Vote or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby; or

(r) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by applicable law or binding regulatory guidance, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Parent Charter or the Parent Bylaws in a manner that would materially and adversely affect the holders of Company Common Stock, or adversely affect the holders of Company Common Stock relative to other holders of Parent Common Stock;

(b) adjust, split, combine or reclassify any capital stock of Parent or make, declare or pay any extraordinary dividend on any capital stock of Parent;

(c) incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly owned Subsidiaries to Parent or any of its Subsidiaries) that would reasonably be expected to prevent Parent or its Subsidiaries from assuming Company’s or its Subsidiaries’ outstanding indebtedness;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, in each case other than in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed;

(e) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly owned Subsidiary of Parent, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed;

(f) merge or consolidate itself or any of its Significant Subsidiaries with any other person (i) where it or its Significant Subsidiary, as applicable, is not the surviving person or (ii) if the merger or consolidation is reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(g) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(h) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Parent or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or the Requisite Parent Vote or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby; or

(i) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent and Company shall promptly prepare and file with the SEC, no later than sixty (60) days after of the date of this Agreement, the Joint Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and Company shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Parent and Company shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders/stockholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement as promptly as practicable, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in any event within forty-five (45) days after the date of this Agreement, Parent and Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. Parent and Company shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval and any approvals required for the Bank Merger as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals) and shall respond as promptly as practicable to the requests of Governmental Entities for documents and information. Parent and Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information filed under a claim of confidentiality (except any competitively sensitive business or other proprietary information (but not any confidential supervisory information) of Company that is necessary for Parent to prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals; provided, that Parent shall request confidential treatment of any such information, permit Company to control the defense of any challenge to such confidential treatment request and will not release any such information publicly pursuant to Freedom of Information Act requests or similar rules without Company’s consent). The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in any such meetings and conferences.

(c) In furtherance and not in limitation of the foregoing, each of Parent and Company shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Parent, Company and their respective Subsidiaries. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall require Parent or any of its Subsidiaries to take, or agree to take, any actions specified in this Section 6.1 or otherwise or to agree to any conditions in respect of any approvals required hereunder that would reasonably be likely to have a material adverse effect with respect to Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(d) Parent and Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders/stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Parent and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it specifically for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the respective stockholders/shareholders of Company or Parent and at the time of the Parent Meeting and the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading, and (iii) any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals will, at the time each is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Parent and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Joint Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Joint Proxy Statement.

(e) Parent and Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

(f) Without limiting the generality of this Section 6.1, Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Subsidiaries (including the furnishing of information and by making employees reasonably available) as is reasonably requested by Parent in order to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Financial Protection Act stress testing program applicable to Parent and its Subsidiaries.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Parent and Company, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems, and records, and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to interfere with normal business operations, each of Parent and Company shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. Neither Parent nor Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent’s or Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Parent and Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated February 23, 2017, between Parent and Company (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Company Stockholder Approval.

(a) Company shall take, in accordance with applicable law and the Company COI and Company Bylaws, all actions necessary to convene a special meeting of its stockholders (the “Company Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger. Except to the extent specifically contemplated in Section 6.3(b) in the case of an Adverse Recommendation Change, each of Company and the Company Board shall use its reasonable best efforts to obtain from the stockholders of Company the Requisite Company Vote, including by communicating to its stockholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they adopt and approve the plan of Merger set forth in this Agreement and the transactions contemplated hereby. Company shall engage a proxy solicitor reasonably acceptable to Parent to assist in the solicitation of proxies from stockholders relating to the Requisite Company Vote.

(b) The Company Board (and each committee thereof) shall not: (1) withhold, withdraw, qualify or modify (or publicly propose, resolve or declare its intent to withhold, withdraw, qualify or modify) the Company Recommendation; (2) recommend or declare advisable an Acquisition Proposal; or (3) fail to include the Company Recommendation in the Joint Proxy Statement (any action described in sub-clauses (1)-(3) above, an “Adverse Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if at any time after the date of this Agreement and prior to the time the Requisite Company Vote is obtained, the Company receives an Acquisition Proposal that did not result from a material breach of the other terms of this Agreement, and the Company Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that failure to effect an Adverse Recommendation Change in connection with an Acquisition Proposal would more likely than not result in a violation of its fiduciary duties under applicable law, then in submitting this Agreement to its stockholders, the Company Board may make an Adverse Recommendation Change (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Company Board may communicate the basis for its Adverse Recommendation Change to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto; provided, that the Company Board may not take any actions under this sentence unless (i) it gives Parent at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Company Board in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Company Board takes into account any amendment or modification to this Agreement proposed by Parent and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3.

(c) Company shall adjourn or postpone the Company Meeting to solicit additional proxies if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote. Notwithstanding anything in this Agreement to the contrary, unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of Company at the Company Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Company of such obligation. Company shall only be required to adjourn or postpone the Company Meeting two (2) times pursuant to the first sentence of this Section 6.3(c).

6.4 Parent Shareholder Approval.

(a) The Parent Board has resolved to recommend to Parent’s shareholders that they approve the issuance of Parent Common Stock in connection with the Merger, and will submit to its shareholders the proposed issuance of the Parent Common Stock and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. Parent shall duly take, in accordance with applicable law, the Parent Charter, and the Parent Bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Parent Vote (the “Parent Meeting”). The Parent Board will use its reasonable best efforts to obtain from its shareholders the Requisite Parent Vote, including by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement). Parent shall engage a proxy solicitor reasonably acceptable to Company to assist in the solicitation of proxies from shareholders relating to the Requisite Parent Vote. Company and Parent shall cooperate to schedule and convene the Company Meeting and the Parent Meeting on the same date.

(b) Parent shall adjourn or postpone the Parent Meeting to solicit additional proxies, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Parent has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Parent Vote. Notwithstanding anything in this Agreement to the contrary, unless this Agreement has been terminated in accordance with its terms, the Parent Meeting shall be convened and this Agreement shall be submitted to the shareholders of Parent at the Parent Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Parent of such obligation. Parent shall only be required to adjourn or postpone the Parent Meeting two (2) times pursuant to the first sentence of this Section 6.4(b).

6.5 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Parent and Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts, in each case as promptly as practicable, (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.6 Stock Exchange Listing.

(a) Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance prior to the Effective Time.

(b) Company shall cause the shares of Class A Common Stock of Company to be delisted from the NASDAQ prior to the Effective Time.

6.7 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the first (1st) anniversary of the Effective Time (the “Continuation Period”), Parent shall provide the employees of Company and its Subsidiaries as of the Effective Time (the “Continuing Employees”), for so long as they are employed following the Effective Time, with the following: (i) an annual base salary or wages and target annual cash incentive opportunities, as applicable, that are, in each case, no less than the annual base salary or wages and target annual cash incentive opportunities, as applicable, in effect for each such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent and its Subsidiaries (excluding any severance benefits, frozen benefit plans of Parent and its Subsidiaries or benefit plans that exclusively provide benefits to grandfathered employees of Parent and its Subsidiaries). Without limiting the immediately preceding sentence, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the Continuation Period with severance benefits no less than the severance benefits set forth in Section 6.7(a) of the Company Disclosure Schedule, determined (A) by taking into account such Continuing Employee’s service with Company and its Subsidiaries (and their predecessor entities) prior to the Closing Date and with Parent and its Subsidiaries on and after the Closing Date, and (B) without taking into account any reduction after the Closing in the compensation paid to such Continuing Employee.

(b) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent and its Subsidiaries shall use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) provide each such Continuing Employee and his or her eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a Company Benefit Plan that provides health care benefits (including medical, dental and vision), to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans, and (iii) recognize all service of such Continuing Employees with Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accrual under any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) If requested by Parent in writing at least twenty (20) business days prior to the Effective Time, Company shall cause any 401(k) plan sponsored or maintained by Company (the “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. In the event that Parent requests that any Company 401(k) Plan be terminated, the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (a “Parent 401(k) Plan”). Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or Parent 401(k) Plan to permit the Continuing Employees who are then actively employed to make rollover contributions to the Parent

401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), Parent Common Stock or a combination thereof in an amount equal to the full account balance distributed to such Continuing Employee from a Company 401(k) Plan. Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated or amended, as applicable, in accordance with this Section 6.7(c); provided that, prior to amending or terminating the Company 401(k) Plan, Company shall provide the form and substance of any applicable resolutions or amendments to Parent for review and comment (and shall consider in good faith any such comments).

(d) On and after the date hereof, any broad-based employee notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of the other party, and the party seeking to distribute any such notice or communication shall consider in good faith revising such notice or communication to reflect any comments or advice that the other party timely provides.

(e) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Company, Company, Parent, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Company, Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Parent or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of Company and its Subsidiaries or fiduciaries of Company or any of its Subsidiaries under Company Benefit Plans (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, (i) the fact that such person is or was a director, officer, employee or fiduciary of Company or any of its Subsidiaries or under any Company Benefit Plans or (ii) matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the consideration and approval of this Agreement and the consummation of the transactions contemplated by this Agreement; and Parent and the Surviving Company shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent permitted by applicable law; provided, that the Company Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, Parent shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Company or its Subsidiaries and any similar policies covering fiduciaries under the Company Benefit Plans (provided, that Parent may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance that, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Company, in consultation with, but only upon the consent of Parent, may (and at the request of Parent, Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Company’s existing directors’ and officers’ insurance policy and similar policy covering fiduciaries under the Company Benefit Plans providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed, on an annual basis, the Premium Cap. If a “tail policy” is purchased as provided above, Parent shall maintain in full force and effect and not cancel such “tail policy”.

(c) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If Parent, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, Parent or the Surviving Company, as applicable, will cause proper provision to be made so that the successors and assigns of Parent or the Surviving Company will expressly assume the obligations set forth in this Section 6.8. For the avoidance of doubt, to the extent required by any agreement previously entered into by Company in connection with a merger, acquisition or other business combination, the provisions of this Section 6.8 shall apply to directors, officers, employees and fiduciaries of predecessor entities previously acquired by Company or any of its Subsidiaries.

(d) The obligations of the Surviving Company, Parent and Company under this Section 6.8 shall not be terminated or modified in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Company Indemnified Party.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Parent or the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other party who makes any such request.

6.10 Advice of Changes. Parent and Company shall each promptly advise the other party of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, either individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.11 Dividends. After the date of this Agreement, each of Parent and Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger. In furtherance of the foregoing, (i) starting with the third quarter of 2017, the Company Board shall cause its regular quarterly dividend record dates and payment dates for Company Common Stock to be similar to the regular quarterly dividend record dates and payment dates for Parent Common Stock (i.e., Company shall move its dividend record and payment dates for the third quarter of 2017 to approximately June 9 and July 3, respectively) and (ii) the Parent Board shall thereafter and until the Effective Time or the termination of this Agreement, only pay dividends on the Parent Common Stock on substantially the same record and payment date schedules as have been utilized in the past.

6.12 Parent Board. Parent shall take all appropriate action so that, as of the Effective Time, the number of directors constituting the Parent Board shall be increased by two (2) members, one (1) of whom shall be Mr. R. Eugene Taylor (the current Chairman and Chief Executive Officer of Company) and one (1) of whom shall be selected by agreement between Company and Parent prior to the Closing from the other members of the Company Board, in each case, subject to such individuals completing Parent’s director and officer questionnaire form, together with such supporting documentation or other information that Parent may reasonably request.

6.13 Acquisition Proposals.

(a) Company shall not, and shall cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal; provided, that, after the date hereof and prior to the receipt of the Requisite Company Vote, in the event Company receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Company shall have provided such information to Parent, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Company. Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal. Company will promptly (and in any event within one (1) business day) advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such Acquisition Proposal), and will keep Parent promptly (and in any event within one (1) business day) advised of any related substantive developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Company shall (1) withdraw and terminate access that was granted to any person (other than the parties to this Agreement and their respective affiliates and representatives) to any “data room” (virtual or physical) that was established in connection with a transaction involving Company and (2) use its reasonable best efforts, subject to applicable law and the fiduciary duties of the Company Board, to enforce any existing confidentiality or (to the extent separate from a confidentiality agreement) standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and, in accordance therewith, cause any person (other than a party to this Agreement, its affiliates and representatives) to return or destroy non-public information regarding Company or any of its affiliates in connection with a potential transaction involving Company. During the term of this Agreement, Company shall not, and shall cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives not to on its behalf, enter into any binding acquisition agreement, merger agreement, or other definitive transaction agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13(a) ) relating to any Acquisition Proposal. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Company and its Subsidiaries or 25% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, either individually or in the aggregate, constitute more than 25% of the consolidated assets of Company, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning more than 25% of any class of equity or voting securities of Company or its Subsidiaries whose assets, either individually or in the aggregate, constitute more than 25% of the consolidated assets of Company, or (iii) a merger, consolidation, share exchange or other business combination, reorganization involving Company or its Subsidiaries whose assets, either individually or in the aggregate, constitute more than 25% of the consolidated assets of Company, except, in each case, any sale of whole loans and securitizations in the ordinary course of business and any bona fide internal reorganization.

(b) Nothing contained in this Agreement shall prevent Company or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or otherwise complying with its disclosure obligations under applicable law with regard to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.14 Public Announcements. Company and Parent shall each use their reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a Governmental Entity, (iii) communications that are substantially similar to communications previously approved pursuant to this Section 6.14, (iv) communications permitted by Section 6.3 or Section 6.13 or (v) an obligation pursuant to any listing agreement with or rules of any securities exchange, Company and Parent agree to consult with each other and to obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.15 Change of Method. Parent may at any time change the method of effecting the Mergers if and to the extent requested by Parent, and Company agrees to enter into such amendments to this Agreement as Parent may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Mergers with respect to Company’s stockholders or (iii) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.

6.16 Restructuring Efforts. If either Company or Parent shall have failed to obtain the Requisite Company Vote or the Requisite Parent Vote at the duly convened Company Meeting or Parent Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction contemplated by this Agreement (provided, however, that no party shall have any obligation to agree to (i) alter or change any material term of this Agreement, including the amount or kind of the Merger Consideration, in a manner adverse to such party or its stockholders/shareholders or (ii) adversely affect the Tax treatment of the Mergers with respect to Company’s stockholders) and/or resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.16) to its stockholders/shareholders for approval or adoption.

6.17 Takeover Statutes. Neither Company nor Parent shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of Parent and Company shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and Company will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.18 Exemption from Liability Under Section 16(b). Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.18. The Boards of Directors of Parent and of Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly after the date of this Agreement, and in any event prior to (i) the Effective Time, take all such steps as may be necessary or appropriate to cause (x) any dispositions of Company Common Stock or Company Equity Awards and (y) any acquisitions of Parent Common Stock, in each case pursuant to the transactions contemplated by this Agreement and by any Company Insiders who, immediately following the Merger, will be officers or directors of Parent or of the Surviving Company subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.19 Litigation and Claims. Each of Parent and Company shall promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Parent or Company, as applicable, threatened against Parent, Company or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent, Company, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any stockholder litigation against Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.20 Assumption of Company Debt. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Parent, the Surviving Company or Parent Bank (as the case may be), at or prior to the Second Effective Time or at or prior to the effective time for the Bank Merger for any debt of Company Bank, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of Company’s or Company Bank’s outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

6.21 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.22 Company Bank Pre-Closing Dividend. Company shall use its reasonable best efforts to cause Company Bank to prepare and file any applications, notices and filings required by Company’s or

Company Bank’s federal or state regulatory agencies to permit Company Bank to make a distribution of cash in an amount requested by Parent (which amount may not exceed the amount of the aggregate Cash Consideration) to Company immediately prior to the Effective Time. If Parent so requests no later than twenty (20) business days prior to the anticipated Closing Date, Company shall use its reasonable best efforts to cause Company Bank to make a distribution of cash in an amount requested by Parent (which amount may not exceed the lesser of (x) the amount of cash Company Bank may, in Company’s reasonable determination, distribute to Company based on its available cash on hand and (y) the amount, if any, previously approved by Company’s and Company Bank’s federal or state regulatory agencies) to Company immediately prior to the Effective Time. In no event shall the making of such distribution or the receipt of any regulatory approval contemplated by this Section 6.22 be a condition to or delay the Closing.

6.23 Company Cooperation. Company shall cooperate by executing and delivering representations contained in certificates of officers of Company, reasonably satisfactory in form and substance to Company’s and Parent’s counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the Mergers contained or set forth in the Form S-4 and (ii) the tax opinions referenced in Section 7.2(c) or Section 7.3(c).

6.24 Parent Cooperation. Parent shall cooperate by executing and delivering representations contained in certificates of officers of Parent and Merger Sub, reasonably satisfactory in form and substance to Company’s and Parent’s counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the Mergers contained or set forth in the Form S-4 and (ii) the tax opinions referenced in Section 7.2(c) or Section 7.3(c).

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder/Shareholder Approval. Each of the Requisite Company Vote and the Requisite Parent Vote shall have been obtained.

(b) Stock Exchange Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE subject to official notice of issuance.

(c) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(e) Regulatory Approvals. All regulatory authorizations, consents, orders or approvals (x) from the Federal Banking Agencies, (y) required under the HSR Act, if any, and (z) set forth in Sections 3.4 and 4.4 which are necessary to consummate the transaction contemplated by this Agreement, including the Mergers and the Bank Merger, or those the failure of which to be obtained would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent or the Surviving Company, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”); and (ii) no such Requisite Regulatory Approval shall contain or impose any Materially Burdensome Regulatory Condition.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in (i) Sections 3.2(a), 3.7 and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are insignificant) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and (ii) in Sections 3.1(a), 3.1(b) (with respect to Significant Subsidiaries only) and 3.3(a) (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company or the Surviving Company. Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to the foregoing effect.

(b) Performance of Obligations of Company. Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to such effect.

(c) Federal Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell LLP (or other counsel to Parent reasonably acceptable to Company), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent, Company, and Merger Sub, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in (i) Sections 4.2(a), 4.7 and 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are insignificant) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and (ii) Sections 4.1(a), 4.1(b) (with respect to Significant Subsidiaries only), 4.2(c) and 4.3(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to Parent. Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Federal Tax Opinion. Company shall have received the opinion of Wachtell, Lipton, Rosen and Katz (or other counsel to Company reasonably acceptable to Parent), in form and substance reasonably satisfactory to Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent, Merger Sub, and Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of Company:

(a) by mutual consent of Parent and Company in a written instrument;

(b) by either Parent or Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Parent or Company if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Parent or Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Company, in the case of a termination by Parent, or Parent, in the case of a termination by Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2 or Section 7.3, as the case may be, and which is not cured within the earlier of the Termination Date and forty-five (45) days following written notice to Company, in the case of a termination by Parent, or Parent, in the case of a termination by Company, or by its nature or timing cannot be cured during such period; or

(e) by Parent, if (i) prior to such time as the Requisite Company Vote is obtained, Company or the Company Board (A) effects an Adverse Recommendation Change or (B) materially breaches its obligations under Section 6.3 or Section 6.13; or (ii) a tender offer or exchange offer for 20% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or a Subsidiary thereof), and the Company Board recommends that the stockholders of Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), or (e) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 3.7, Section 4.7, Section 6.2(b) and this Section 8.2 and Article IX (and any relevant definitions) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Company shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of Company or shall have been made directly to its stockholders generally or any person shall have publicly announced (and not withdrawn) a bona fide Acquisition Proposal with respect to Company and (A) thereafter this Agreement is terminated by either Parent or Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained or (B) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then, if such transaction is consummated, Company shall, on the earlier of the date it entered into such definitive agreement or the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $85,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(a)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(e), then Company shall pay Parent, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practicable after the date of termination (and in any event, within three (3) business days thereafter).

(b) Notwithstanding anything in this Agreement to the contrary, but without limiting the right of any party to recover liabilities or damages, the maximum aggregate amount of fees payable by Company under this Section 8.2 shall be equal to the Termination Fee. In no event shall Company be required to pay the Termination Fee on more than one occasion.

(c) Each of Parent and Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit which results in a judgment against Company for the Termination Fee or any portion thereof, Company shall pay the costs and expenses of Parent (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Company fails to pay the amounts payable pursuant to this Section 8.2, then Company shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Company pursuant to Section 8.2(a)(i) constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach, shall be the sole monetary remedy of Parent in the event of a termination of this Agreement specified in such section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Company; provided, however, that after the adoption of this Agreement by the stockholders/shareholders of Company or Parent, there may not be, without further approval of such stockholders/shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after adoption of this Agreement by the stockholders/shareholders of Company or Parent, there may not be, without further approval of such stockholders/shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except (i) with respect to costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Parent and Company, (ii) with respect to costs and expenses of all filing and other fees in connection with any filing under the HSR Act, which shall be borne by Parent and (iii) as otherwise provided in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon confirmation (whether written or oral) of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Company, to:

Capital Bank Financial Corp.
4725 Piedmont Row Drive Suite 110
Charlotte, NC 28210
Attention: Christopher G. Marshall
Facsimile:  704-554-6909
E-mail:  cmarshall@cbfcorp.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: David E. Shapiro
 Mark F. Veblen
Facsimile:  212-403-2000
E-mail:  deshapiro @wlrk.com / mfveblen@wlrk.com

and

If to Parent or Merger Sub, to:

First Horizon National Corporation
165 Madison Ave. 23rd Floor
Memphis, TN 38103
Attention: William C. Losch III
Facsimile:  901-523-4651
E-mail:  wclosch@firsthorizon.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: H. Rodgin Cohen
 Mitchell S. Eitel
Facsimile:  212-291-9028 / 212-291-9046
E-mail:  cohenhr@sullcrom.com / eitelm@sullcrom.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. References to “the date hereof” shall mean the date of this Agreement. Whenever the words “in the ordinary course of business” are used in this Agreement, they shall be deemed to be followed by the words “consistent with past practice”. References to “the date hereof” shall mean the date of this Agreement As used in this Agreement, the “knowledge” of Company means the actual knowledge, after reasonable investigation, of any of the officers of Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge, after reasonable investigation, of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a

Sunday or a day on which Federal Reserve Bank of New York is closed for business, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) the term “affiliate” shall have the same meaning as set forth in the BHC Act and (iv) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the time of the execution and delivery of this Agreement or (b) included in the virtual data room of a party at least twenty-four (24) hours prior to the time of the execution and delivery of this Agreement. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. Any reference to state and federal laws and regulations shall be read to include any amendments thereto from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. No disclosure, representation or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Entity by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply. This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

9.7 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction

(a) The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of Delaware without giving effect to any conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State Delaware.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the state of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT

OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, which is intended to benefit each Company Indemnified Party and his or her heir and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.8, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto, or to any agreement or instrument entered into pursuant to or in connection with this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

First Horizon National Corporation, a Tennessee Corporation
By:	/s/ D. Bryan Jordan
	Name:	D. Bryan Jordan
	Title:	Chairman of the Board, President, and Chief Executive Officer
Capital Bank Financial Corp., a Delaware Corporation
By:	/s/ R. Eugene Taylor
	Name:	R. Eugene Taylor
	Title:	Chairman of the Board and Chief Executive Officer
Firestone Sub, Inc., a Delaware Corporation
By:	/s/ Brian M. Mellone
	Name:	Brian M. Mellone
	Title:	President

[Signature Page to Agreement and Plan of Merger]

ANNEX B—FORM OF SUPPORT AGREEMENT

FORM OF COMPANY SUPPORT AGREEMENT

May 3, 2017

First Horizon National Corporation
165 Madison Ave. 23rd Floor
Memphis, TN 38103

Ladies and Gentlemen:

The undersigned, being a stockholder of Capital Bank Financial Corp., a Delaware corporation (the “Company”), hereby acknowledges that the Company, First Horizon National Corporation, a Tennessee corporation (“Parent”) and Firestone Sub, Inc., a Delaware corporation (“Merger Sub”), are concurrently entering into an Agreement and Plan of Merger, dated as of an even date herewith (as amended or modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), and subsequently, the Company will be merged with and into Parent. A copy of the Merger Agreement has been provided to the undersigned. Capitalized terms used but not defined herein are to be deemed to have the meanings assigned to them in the Merger Agreement. [If this agreement is being provided on behalf of a trust, the term “undersigned” shall include both the trust and the trustee.]

The undersigned further acknowledges that the undersigned will benefit directly and substantially from the consummation of the Merger. As an inducement to and condition of Parent’s willingness to enter into the Merger Agreement, the undersigned hereby agrees, represents and warrants as follows:

1. Owned Shares. The undersigned owns (of record or beneficially) and has the full power and authority to vote the number of shares of Company Class A Common Stock set forth on the signature page hereof (the “Owned Voting Shares”) and owns (of record or beneficially) the number of shares of Company Class B Non-Voting Common Stock set forth on the signature page hereof (together with the Owned Voting Shares, the “Owned Shares”). For all purposes of this agreement, the Owned Voting Shares and Owned Shares will include any shares of Company Class A Common Stock, and the Owned Shares will include any Company Class B Non-Voting Common Stock, as to which the undersigned acquires beneficial ownership after the date hereof.

2. Agreement to Vote Owned Shares. The undersigned agrees that at the Company Meeting or any other meeting or action of the stockholders of the Company, including a written consent solicitation, with respect to which the undersigned is entitled to vote its Owned Voting Shares, the undersigned will (a) vote all the Owned Voting Shares (or otherwise provide a proxy or consent) in favor of approval, and will not initiate any proxy solicitation or undertake any other efforts not to support approval, of the Merger Agreement, the Merger and any other matters required to be approved or adopted in order to effect the Merger and the transactions contemplated by the Merger Agreement, and (b) not vote the Owned Voting Shares (or otherwise provide a proxy or consent) in favor of approval of any Acquisition Proposal or any action that is intended to, or would reasonably be expected to, materially impede, interfere with or delay or otherwise materially and adversely affect the Merger or the transactions contemplated by the Merger Agreement. Notwithstanding anything herein to the contrary, this Section 2 shall not require the undersigned to vote any of its Owned Voting Shares to amend the Merger Agreement or take any action that could result in the amendment, modification or waiver of a provision therein, in any such case, in a manner that (i) alters or changes the form of consideration to be paid in the Merger, (ii) adversely affects the tax consequences to the undersigned with respect to the consideration to be received in the Merger, (iii) decreases the consideration to be paid in the Merger, (iv) extends the Termination Date or imposes any additional conditions or obligations that would reasonably be expected to delay the consummation of the Merger beyond the Termination Date or (v) would otherwise be reasonably be expected to be materially adverse to the undersigned. [Notwithstanding anything to the contrary herein, the parties acknowledge that this agreement is entered into by the undersigned solely in his or her capacity as legal title and beneficial holder of the Owned Shares and that nothing in this agreement shall prevent any person from discharging his or her fiduciary duties as a member of the Company Board or as an officer of the Company.]1

3. Transfer of Owned Shares. Prior to the Effective Time, the undersigned agrees that the undersigned will not without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (1) directly or indirectly, sell, hypothecate, gift, bequeath, transfer, assign, lend, pledge or in any way whatsoever otherwise encumber or dispose of (whether for or without consideration, whether voluntarily or involuntarily or by operation of law), or enter into any contract, option, commitment, derivative or other arrangement or understanding with respect to any of the foregoing (each, a “Transfer”) of, any of the Owned Shares, unless the proposed transferee executes and delivers an agreement pursuant to which such proposed transferee agrees to comply with the requirements of this agreement and the undersigned provides prior written notice to Parent of any such proposed Transfer, provided, however, that the undersigned may without the obligation to obtain any agreement from any proposed transferee or provide any notice to Parent [(a) dispose of or surrender Owned Shares to the Company in connection with the vesting, settlement or exercise of the Company Restricted Stock Awards, the Company Equity Awards or warrants to purchase shares of Company Common Stock for the payment of taxes thereon or, in respect of the Company Equity Awards, the payment of the exercise price thereon, (b) dispose of Owned Shares in a broker-assisted cashless exercise of the Company Equity Awards expiring during the term of this agreement up to the amount necessary to pay the exercise price in respect thereof and any related taxes or (c) after the Requisite Company Vote is obtained, Transfer (x) up to 25% of the Owned Shares that are shares of Company Class A Common Stock owned by the undersigned as of the date hereof and (y) up to 100% of the Owned Shares that are shares of Company Class A Common Stock obtained through the exercise of Company Stock Options, in each case in Transfers that are exempt from registration and are in compliance with the volume limitations set forth in Rule 144]2 [after the Requisite Company Vote is obtained, Transfer up to 25% of the Owned Shares owned by the undersigned at the time the Requisite Company Vote is obtained in Transfers that are exempt from registration and are in compliance with the volume limitations set forth in Rule 144]3, or (2) take any action or omit to take any action which would prohibit, prevent or preclude the undersigned from performing its obligations under this agreement.

4. Further Assurances. The undersigned, solely in his, her or its capacity as a stockholder of the Company, will take all reasonable actions and make all reasonable efforts, and will execute and deliver all such further documents, certificates and instruments, necessary or advisable in order to consummate the transactions contemplated hereby and by the Merger Agreement, including, without limitation, the agreement of the undersigned to vote the Owned Voting Shares in accordance with Section 2 hereof. The undersigned acknowledges and agrees that in the event that the Company Board submits any matter for a vote at the Company Meeting without recommendation, or withdraws its recommendation in accordance with Section 6.3 of the Merger Agreement, all obligations in this agreement, including the agreement of the undersigned to vote the Owned Voting Shares in accordance with the first sentence of Section 2 hereof, shall remain in full force and effect.

5. No Solicitation. The undersigned, solely in his, her or its capacity as a stockholder of the Company, agrees that the undersigned shall not, and shall direct the undersigned’s, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the undersigned) not to, knowingly initiate, maintain, solicit or encourage, directly

[1] Applicable to Mr. Taylor only.
[2] Applicable to Mr. Taylor only.
[3] Applicable to Crestview and Oak Hill.

or indirectly, any inquiries or the making of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, make inquiries of or have any discussions with, any person (other than Parent or the Company or Parent’s or the Company’s Representatives acting in their capacity as such) relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal. Notwithstanding the foregoing, the undersigned and its agents and representatives may take the actions listed in this Section 5 to the extent the Company’s Representatives would be permitted to take such actions pursuant to Section 6.13 of the Merger Agreement, and for the avoidance of doubt, may participate in discussions or negotiations with any person regarding an Acquisition Proposal if at such time the Company is permitted to do so with respect to such Acquisition Proposal pursuant to the Merger Agreement.

6. Waiver of Certain Rights and Claims.

(a) To the extent applicable, effective as of the Effective Time, the undersigned irrevocably agrees to waive and does hereby waive (1) any and all rights to which the undersigned has been, is or may be entitled under the [Registration Rights Agreement, dated as of December 22, 2009, by and between North American Financial Holdings, Inc., FBR Capital Markets & Co., Crestview-NAFH, LLC and the other parties thereto, as amended]4 [Letter Agreement, by and between Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and Capital Bank Financial Corp., dated November 22, 2015]5 (the “Registration Rights Agreement”) and (2) any and all claims (whether at law, at equity, through arbitration or otherwise) against the Company, Parent, the Surviving Company, the Surviving Corporation and their respective affiliates and each of their respective officers, employees and directors to the extent relating to, in connection with or arising from the Registration Rights Agreement.

(b) The undersigned hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise relating to the negotiation, execution or delivery of this agreement or the Merger Agreement or the consummation of the Merger, including any claim alleging a breach of any fiduciary duty of the Company Board in connection with the entry into and performance of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or challenging the validity of or seeking to enjoin the operation of any provision of this agreement.

7. Specific Performance. The undersigned agrees that irreparable damage would occur in the event that any of the provisions of this agreement were not performed by the undersigned in accordance with their specific terms or were otherwise breached. Accordingly, the undersigned agrees that Parent will be entitled to seek an injunction or injunctions to prevent breaches hereof by the undersigned and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent is entitled at law or in equity, and that the undersigned waives the posting of any bond or security in connection with any proceeding related thereto.

8. Termination of this Agreement. This agreement will terminate automatically upon earliest to occur of (a) the Effective Time, (b) the written agreement between Parent and the undersigned to terminate this agreement and (c) the termination of the Merger Agreement by either or both of the Company or Parent pursuant to Section 8.1 of the Merger Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, (i) such termination will not relieve any party from liability for any willful breach of this agreement prior to such termination and (ii) the provisions of this Section 8 and Section 12 through Section 17 shall survive any termination of this agreement.

9. Certain Representations and Warranties. The undersigned hereby represents and warrants to Parent that the undersigned has the right, power and authority to execute and deliver this

[4] Applicable to Mr. Taylor and Crestview.
[5] Applicable to Oak Hill.

agreement; such execution and delivery, and the performance by the undersigned of each of its obligations under this agreement, does not and will not violate, result in a breach of, or require any consent, approval, or notice under, any trust instrument, organizational document, contract or agreement of any type or law; and this agreement has been duly executed and delivered by the undersigned and constitutes a legal, valid and binding agreement of the undersigned, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines).

10. Appraisal Rights. The undersigned hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the transactions contemplated by the Merger Agreement that he, she or it may have with respect to the Owned Shares under applicable law.

11. Disclosure. Parent hereby consents to and authorizes the undersigned and its agents and representatives to, to the extent the undersigned or such agents and representatives determine it to be necessary or advisable under applicable law, publish and disclose in all documents and schedules filed with the SEC (including any amendment to the undersigned’s or any of its Affiliates’ Schedule 13D) and all documents and schedules filed with any other Governmental Entity any press release or other disclosure document or filing in connection with the Merger or any of the transactions contemplated by the Merger Agreement or this agreement, a copy of this agreement, the identities of each party hereto and the nature of the undersigned’s commitments and obligations under this agreement.

12. Governing Law. This agreement is governed by, and will be interpreted in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed entirely within that State.

13. Counterparts. This agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

14. Severability. Each provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more provisions contained in this agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, (a) all other provisions of this agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transaction contemplated hereby is not affected in a manner materially adverse to any party and (b) the parties shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby can be consummated as originally contemplated to the greatest extent possible.

15. Amendment. This agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

16. Notices. All notices required hereunder will be provided in accordance with Section 9.5 of the Merger Agreement and shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent to:

First Horizon National Corporation
165 Madison Ave. 23rd Floor
Memphis, TN 38103
Attention: William C. Losch III
Facsimile: 901-523-4651
E-mail: wclosch@firsthorizon.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: H. Rodgin Cohen
Mitchell S. Eitel
Facsimile: 212-291-9028 / 212-291-9046
E-mail: cohenhr@sullcrom.com / eitelm@sullcrom.com

and

(ii) if to the undersigned, to the applicable address set forth on the signature page.

17. Third Party Beneficiary. The parties hereby designate the Company as an express third-party beneficiary of this Agreement having the right to enforce the terms herein, including, without limitation, Section 2 and Section 3.

* * *

The undersigned has executed and delivered this agreement as of the day and year first above written.

Very truly yours,

Name:
Title:
Number of Shares of Company
Class A Common Stock:

Number of Shares of Company Class B Non-Voting Common Stock:

[Address]
Attention: [•] Facsimile: [•] E-mail: [•]

ACCEPTED AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN:
First Horizon National Corporation
By:
Name:
Title:

[SIGNATURE PAGE TO COMPANY SUPPORT AGREEMENT]

ANNEX C—OPINION OF BARCLAYS CAPITAL INC.

May 3, 2017

Board of Directors
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

Members of the Board of Directors:

We understand that First Horizon National Corporation (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Capital Bank Financial Corp. (“Capital Bank”) pursuant to which Firestone Sub, Inc. (“Merger Sub”), a wholly owned direct subsidiary of the Company, will merge with and into Capital Bank with Capital Bank as the surviving corporation and a wholly owned subsidiary of the Company. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated May 3, 2017, between the Company, Merger Sub and Capital Bank (the “Agreement”). Pursuant to the terms of the Agreement, the shares in aggregate of Company Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share (together, the “Capital Bank Common Stock”), other than Exception Shares and Dissenting Share (each as defined in the Agreement), shall be converted into the right to receive, subject to the Cash Election or Stock Election (each as defined in the Agreement) of the holders thereof and subject to certain proration and adjustment procedures set forth in the Agreement (as to which we express no view or opinion), in aggregate: (a) an amount in cash equal to $7.90 per share of Capital Bank Common Stock (in aggregate, the “Cash Consideration”), and (b) 1.750 shares of common stock, par value $0.625 per share, of the Company per share of Capital Bank Common Stock (in aggregate, the “Stock Consideration” and together with the Cash Consideration, the “Consideration”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the Proposed Transaction to, or the consideration received in connection therewith by, the holders of any class of securities or the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any other class of persons, relative to the Consideration paid in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of May 3, 2017 and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and Capital Bank that we believe to be relevant to our analysis, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2016 and Capital Bank’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017; (3) (a) published estimates by independent equity research analysts with respect to the future financial performance of the Company and adjusted by management of the Company (as adjusted, the “Company Estimates”), (b) financial and operating information with respect to the business, operations and prospects of Capital Bank furnished to us by the Company, including financial projections for Capital Bank prepared by management of the Company and published estimates by independent equity research analysts with respect to the future financial performance of Capital Bank and adjusted by management of the Company (the “Company’s Capital Bank Projections”) and (c) certain financial and operational information with respect to the business, operations and prospects of the Company on a pro forma basis giving effect to the Proposed Transaction prepared by management of the Company based on the Company Estimates and the Company’s Capital Bank Projections (the “Pro Forma Estimates”); (4) a trading history of the Company’s common stock from

May 3, 2016 to May 2, 2017 and a trading history of Capital Bank’s common stock from May 3, 2016 to May 2, 2017; (5) a comparison of the historical financial results and present financial condition of the Company and Capital Bank with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant; and (7) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings and other financial implications expected by management of the Company to result from the combination of the businesses (“Expected Synergies”). In addition, we have had discussions with the management of the Company and Capital Bank concerning the business, operations, assets, liabilities, financial condition and prospects of the Company and Capital Bank and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Upon the advice of the Company, we have assumed that the Company Estimates are a reasonable basis upon which to evaluate the future financial performance of the Company and that the Company will perform substantially in accordance with such estimates, and upon the advice and at the instruction of the Company, we have relied on such estimates in performing our analysis and arriving at our opinion. Upon the advice of the Company, we have assumed that the Company’s Capital Bank Projections are a reasonable basis upon which to evaluate the future financial performance of Capital Bank, and upon the advice and at the instruction of the Company, we have relied on such estimates in performing our analysis and arriving at our opinion. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. With respect to the Pro Forma Estimates, upon the advice and at the instruction of the Company, we have assumed that the Pro Forma estimates are a reasonable basis upon which to evaluate the future financial performance of the Company on a pro forma basis giving effect to the Proposed Transaction, that the pro forma adjustments to the Company Estimates are appropriate and that the pro forma Company will perform in accordance with such Pro Forma Estimates. We assume no responsibility for and we express no view as to any such projections, estimates, cost savings or financial implications or the assumptions on which they are based. In addition, we are not experts in the evaluation of loan portfolios or assessing the adequacy of the allowances for loan losses with respect thereto. We have made no analyses of, and express no opinion as to, such loan portfolios, the Company’s review of such portfolios or Capital Bank’s allowance for loan losses and, upon advice of the Company, we have assumed that the respective current allowances for loan losses and capital of the Company and Capital Bank will be, in each case and in the aggregate, including on a pro forma basis, adequate to cover all such losses. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Capital Bank and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Capital Bank, including with respect to their loan portfolios. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of common stock of the Company or Capital Bank would trade following the announcement of the Proposed Transaction or shares of the Company would trade following the consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be paid by the Company in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse us for our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company and Capital Bank in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (A) for the Company (i) acting as co-manager on the Company’s offering of senior notes in 2014 and (ii) acting as joint bookrunner on the Company’s offering of senior notes in 2015 and (B) for Capital Bank, acting on Capital Bank’s share buy-back in 2014.

In addition, we and our affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to certain sponsors of Capital Bank, including each of Crestview Partners, Franklin Resources, Oak Hill Advisors and Oak Hill Capital Partners (the “Sponsors”), and certain of their affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to the Sponsors and certain of their portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (ii) having acted or acting as arranger, bookrunnner and/or lender for the Sponsors and certain of their portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by the Sponsors and certain of their portfolio companies and affiliates.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Capital Bank for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,
/s/ BARCLAYS CAPITAL INC.

ANNEX D—OPINION OF MORGAN STANLEY & CO. LLC

May 3, 2017

Board of Directors
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

Members of the Board:

We understand that Capital Bank Financial Corp. (“Target” or the “Company”), First Horizon National Corporation (the “Buyer”) and Firestone Sub, Inc., a direct, wholly owned subsidiary of the Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated May 3, 2017 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the surviving corporation in the Merger. Pursuant to the Merger, the shares in aggregate of Company Class A Common Stock, par value $0.01 per share (the “Company Class A Common Stock”) and of Company Class B Non-Voting Common Stock, par value $0.01 (together with the Company Class A Common Stock, the “Company Common Stock”), other than Exception Shares and Dissenting Shares (each as defined in the Merger Agreement), will be converted into the right to receive, subject to the Cash Election or Stockholder Election (each as defined in the Merger Agreement) of the holders thereof and subject to certain proration and adjustment procedures set forth in the Merger Agreement (as to which we express no view or opinion) in aggregate: (a) an amount in cash equal to $7.90 per share of Company Common Stock (in aggregate, the “Cash Consideration”) and (b) 1.750 shares of common stock, par value $0.625 per share, of the Buyer per share of Company Common Stock (in aggregate, the “Stock Consideration” and together with the Cash Consideration, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)

Reviewed Wall Street consensus mean estimates for the Company as adjusted by management of the Buyer and financial projections for the Company prepared by management of the Buyer (the “Estimates for Company”);

4)	Reviewed Wall Street consensus mean estimates for the Buyer as adjusted by management of the Buyer (the “Estimates for Buyer”);

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Buyer;

6)

Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

7)

Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

8)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;

9)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

10)

Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

11)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

12)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

13)	Reviewed the Merger Agreement and certain related documents; and

14)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Buyer of the future financial performance of the Company and the Buyer. With respect to adjustments by management of the Buyer to Wall Street consensus mean estimates with respect to the future financial performance of the Company, we have assumed that such adjustments have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Buyer of the future financial performance of the Company. In addition, we have been directed by the Buyer to use the Estimates for Buyer and Estimates for Company, and we have been advised by the Buyer, and have assumed, with the Buyer’s consent, that the Wall Street consensus mean estimates for the Estimates for Buyer and Estimates for Company are a reasonable basis upon which to evaluate the business and financial prospects of the Buyer and Company, respectively. We express no view as to such Wall Street consensus mean estimates or the assumptions on which they were based, including the selection of the analyst forecasts from which such estimates were derived. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not experts in the evaluation of allowance for loan losses, and we have neither made an independent evaluation of the adequacy of the allowance for loan losses at the Company, nor have we examined any individual loan credit files of the Company or been requested to conduct such a review, and, as a result, we have assumed that the aggregate allowance for loan losses of the Company is adequate. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and its respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, we and our affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to each of Crestview Partners, Franklin Resources, Oak Hill Advisors and Oak Hill Capital Partners, and certain of their affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, each of Crestview Partners, Franklin Resources, Oak Hill Advisors and Oak Hill Capital Partners, and their affiliates and portfolio companies or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer or the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,
MORGAN STANLEY & CO. LLC
By:	/s/ W. Grant Gregory Jr.
W. Grant Gregory Jr.
Managing Director

ANNEX E—OPINION OF SANDLER O’NEILL & PARTNERS, L.P.

May 3, 2017

Board of Directors
Capital Bank Financial Corp.
4725 Piedmont Row Drive, Suite 110
Charlotte, North Carolina 28210

Ladies and Gentlemen:

Capital Bank Financial Corp. (the “Company”), First Horizon National Corporation (“First Horizon”), and Firestone Sub, Inc. (“Merger Sub”), a newly-formed, wholly-owned subsidiary of First Horizon, are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving entity (the “Merger”). Pursuant to the terms of the Agreement, at the Effective Time, each share of Class A Common Stock, par value $0.01 per share, of the Company (“Company Class A Common Stock”) and each share of Class B Non-Voting Common Stock, par value $0.01 per share, of the Company (“Company Class B Common Stock” and, together with Company Class A Common Stock, “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, except for certain shares of Company Common Stock as specified in the Agreement, will each be converted into the right to receive, at the election of the holder thereof (subject to adjustment as described below), either: (i) a cash amount (the “Per Share Cash Consideration”) equal to $7.90 plus the product of 1.75 multiplied by the Parent Share Closing Price or (ii) a number of shares (the “Per Share Stock Consideration”) of common stock, par value $0.625 per share, of First Horizon (“First Horizon Common Stock”) equal to the Per Share Cash Consideration divided by the Parent Share Closing Price; provided that the Agreement provides, generally, that shareholder elections will be adjusted as necessary so that the aggregate amount of the Per Share Cash Consideration will equal $410,535,300. The Per Share Stock Consideration and the Per Share Cash Consideration are collectively referred to herein as the “Merger Consideration.” Capitalized terms used herein without definition have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution version of the Agreement, dated May 3, 2017; (ii) certain publicly available financial statements and other historical financial information of the Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of First Horizon that we deemed relevant; (iv) publicly available mean analyst earnings per share estimates for the Company for the years ending December 31, 2017 and December 31, 2018, and estimated long-term annual earnings per share growth rate and dividend assumptions for the Company, as provided by the senior management of the Company; (v) publicly available mean analyst earnings per share estimates for First Horizon for the years ending December 31, 2017 and December 31, 2018, as provided by the senior management of First Horizon, and a publicly available mean analyst estimated long-term annual earnings per share growth rate for First Horizon, as directed by the senior management of the Company; (vi) the pro forma financial impact of the Merger on First Horizon based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of First Horizon; (vii) the publicly reported historical price and trading activity for Company Class A Common Stock and First Horizon Common Stock, including a comparison of certain stock market information for Company Class A Common Stock and First Horizon Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for the Company and First Horizon with similar institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of the Company the business, financial condition, results of operations and prospects of the Company and held similar discussions with certain members of the senior management of First Horizon regarding the business, financial condition, results of operations and prospects of First Horizon.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by the Company or First Horizon or their respective representatives or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of the Company and First Horizon that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or First Horizon or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of the Company or First Horizon. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company or First Horizon, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to the Company or First Horizon. We have assumed, with your consent, that the respective allowances for loan losses for both the Company and First Horizon are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available mean analyst earnings per share estimates for the Company for the years ending December 31, 2017 and December 31, 2018, and estimated long-term annual earnings per share growth rate and dividend assumptions for the Company, as provided by the senior management of the Company, as well as publicly available mean analyst earnings per share estimates for First Horizon for the years ending December 31, 2017 and December 31, 2018, as provided by the senior management of First Horizon. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of First Horizon. With respect to the foregoing information, the respective senior managements of the Company and First Horizon confirmed to us that such information reflected (or, in the case of the publicly available mean analyst earnings per share estimates referred to above, were consistent with) the best currently available estimates and judgments of those respective senior managements as to the future financial performance of the Company and First Horizon, respectively, and the other matters covered thereby. With respect to the publicly available mean analyst estimated long-term annual earnings per share growth rate for First Horizon referred to above used by Sandler O’Neill as directed by the senior management of the Company, we have been advised by such senior management and assumed that such growth rate reflected a reasonable estimate as to the future financial performance of First Horizon. We assumed that the future financial performance reflected in all of the foregoing information used by Sandler O’Neill would be achieved, and we express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of the Company or First Horizon since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that the Company and First Horizon will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, First Horizon or the Merger or any related transaction, (iii) the Merger and related transactions (including, without limitation, the merger of the Company with and into First Horizon following the Merger (such subsequent merger, together with the Merger, the “Mergers”) and the subsequent merger of the respective bank subsidiaries of the Company and First Horizon) will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Mergers will qualify as a tax-free reorganization for federal income tax purposes. We express no opinion as to any of the legal, accounting or tax matters relating to the Merger or any other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Company Class A Common Stock or First Horizon Common Stock at any time or what the value of First Horizon Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as the Company’s financial advisor in connection with the Merger and will receive a fee for our services, which transaction fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. The Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. We have not provided any other investment banking services to the Company or provided any investment banking services to First Horizon in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company, First Horizon and their respective affiliates. We may also actively trade the equity and debt securities of the Company, First Horizon and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of the Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger or what election to make regarding the Per Share Stock Consideration, the Per Share Cash Consideration or any combination thereof. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock, without regard to differences between Company Class A Common Stock and Company Class B Common Stock, and does not address the relative fairness of the Merger Consideration between holders of Company Class A Common Stock and holders of Company Class B Common Stock, the allocation of the Merger Consideration between cash and First Horizon Common Stock or the relative fairness of the Per Share Stock Consideration and the Per Share Cash Consideration. Our opinion does not address the underlying business decision of the Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of the Company or First Horizon, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent, provided however Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,
/s/ Sandler O’Neill & Partners, L.P.

ANNEX F—DELAWARE GENERAL CORPORATION LAW § 262

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment”

substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Tennessee Code Annotated Sections 48-18-501 through 48-18-509 authorize a corporation to provide for the indemnification of officers, directors, employees and agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). First Horizon adopted the provisions of the Tennessee statute pursuant to Article Six of First Horizon’s bylaws. In addition, First Horizon have a directors’ and officers’ liability insurance policy which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

Tennessee Code Annotated, Section 48-12-102, permits the inclusion in the charter of a Tennessee corporation of a provision, with certain exceptions, eliminating the personal monetary liability of directors to the corporation or its shareholders for breach of the duty of care. First Horizon has adopted the provisions of the statute as Article 14 of its charter.

First Horizon’s shareholders have approved a provision in Article Six of First Horizon’s bylaws pursuant to which First Horizon is required to indemnify each director and any officers designated by the board of directors, and advance expenses, to the maximum extent not prohibited by law. In accordance with the foregoing, First Horizon is authorized to enter into individual indemnity agreements with its directors and such officers. Such indemnity agreements have been approved for all of the directors and certain officers.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of May 3, 2017, by and among First Horizon National Corporation, Capital Bank Financial Corp., and Firestone Sub, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)†

3.1	Restated Charter of First Horizon National Corporation (incorporated by reference to Exhibit 3.1 to First Horizon National Corporation’s Current Report on Form 8-K filed on May 3, 2013)
3.2

Bylaws of First Horizon National Corporation, as amended and restated July 25, 2016 (incorporated by reference to Exhibit 3.1 to First Horizon National Corporation’s Current Report on Form 8-K filed on July 26, 2016)

4.1

Deposit Agreement, dated as of January 31, 2013, by and among First Horizon National Corporation, Wells Fargo Bank, N.A., as depositary, and the holders from time to time of depositary receipts described therein (incorporated herein by reference to Exhibit 4.1 to First Horizon National Corporation’s Current Report on Form 8-K filed January 31, 2013)

4.2

First Horizon National Corporation agrees to furnish a copy of each instrument defining the rights of the holders of the senior and subordinated long-term debt of First Horizon National Corporation and its consolidated subsidiaries to the Securities and Exchange Commission upon request

5.1	Opinion of Charles T. Tuggle, Jr. regarding the validity of the securities to be issued
8.1	Opinion of Sullivan & Cromwell LLP regarding certain tax matters*
8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters*
23.1	Consent of Charles T. Tuggle, Jr. (included in Exhibit 5.1)
23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)*
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2)*
23.4	Consent of KPMG LLP (with respect to First Horizon National Corporation)

Exhibit No.	Description
23.5	Consent of Crowe Horwath LLP (with respect to Capital Bank Financial Corp.)
23.6	Consent of PricewaterhouseCoopers LLP (with respect to Capital Bank Financial Corp.)
24.1	Power of Attorney (contained in signature page of this registration statement)
99.1	Consent of Barclays Capital Inc.
99.2	Consent of Morgan Stanley & Co. LLC
99.3	Consent of Sandler O’Neill & Partners, L.P.
99.4	Consent of R. Eugene Taylor to be named as a director
99.5	Consent of Peter N. Foss to be named as a director
99.6	Form of proxy of First Horizon National Corporation*
99.7	Form of proxy of Capital Bank Financial Corp.*

*	To be filed by amendment.

†

Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. First Horizon National Corporation agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145I, the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(10)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on June 29, 2017.

FIRST HORIZON NATIONAL CORPORATION
By:	/s/ William C. Losch III
	Name:	William C. Losch III
	Title:	Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William C. Losch III, Jeff L. Fleming, Clyde A. Billings, Jr., and Dane P. Smith, and each of them severally, as true and lawful attorneys-in-fact and agents of the undersigned with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities to sign this Registration Statement on Form S-4 of First Horizon National Corporation and any and all amendments to this Registration Statement (including post-effective amendments thereto), and to file the same, with the exhibits thereto, and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the foregoing as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 29, 2017.

Signature	Title

/S/ D. BRYAN JORDAN D. Bryan Jordan	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/S/ WILLIAM C. LOSCH III William C. Losch III	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ JEFF L. FLEMING Jeff L. Fleming	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)

/S/ JOHN C. COMPTON John C. Compton	Director

/S/ MARK A. EMKES Mark A. Emkes	Director

/S/ CORYDON J. GILCHRIST Corydon J. Gilchrist	Director

/S/ R. BRAD MARTIN R. Brad Martin	Director

/S/ SCOTT M. NISWONGER Scott M. Niswonger	Director

/S/ VICKI R. PALMER Vicki R. Palmer	Director

/S/ COLIN V. REED Colin V. Reed	Director

/S/ CECELIA D. STEWART Cecelia D. Stewart	Director

/S/ RAJESH SUBRAMANIAM Rajesh Subramaniam	Director

/S/ LUKE YANCY III Luke Yancy III	Director

EXHIBIT INDEX

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of May 3, 2017, by and among First Horizon National Corporation, Capital Bank Financial Corp., and Firestone Sub, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)†

3.1	Restated Charter of First Horizon National Corporation (incorporated by reference to Exhibit 3.1 to First Horizon National Corporation’s Current Report on Form 8-K filed on May 3, 2013)
3.2

Bylaws of First Horizon National Corporation, as amended and restated July 25, 2016 (incorporated by reference to Exhibit 3.1 to First Horizon National Corporation’s Current Report on Form 8-K filed on July 26, 2016)

4.1

Deposit Agreement, dated as of January 31, 2013, by and among First Horizon National Corporation, Wells Fargo Bank, N.A., as depositary, and the holders from time to time of depositary receipts described therein (incorporated herein by reference to Exhibit 4.1 to First Horizon National Corporation’s Current Report on Form 8-K filed January 31, 2013)

4.2

First Horizon National Corporation agrees to furnish a copy of each instrument defining the rights of the holders of the senior and subordinated long-term debt of First Horizon National Corporation and its consolidated subsidiaries to the Securities and Exchange Commission upon request

5.1	Opinion of Charles T. Tuggle, Jr. regarding the validity of the securities to be issued
8.1	Opinion of Sullivan & Cromwell LLP regarding certain tax matters*
8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters*
23.1	Consent of Charles T. Tuggle, Jr. (included in Exhibit 5.1)
23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)*
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2)*
23.4	Consent of KPMG LLP (with respect to First Horizon National Corporation)
23.5	Consent of Crowe Horwath LLP (with respect to Capital Bank Financial Corp.)
23.6	Consent of PricewaterhouseCoopers LLP (with respect to Capital Bank Financial Corp.)
24.1	Power of Attorney (contained in signature page of this registration statement)
99.1	Consent of Barclays Capital Inc.
99.2	Consent of Morgan Stanley & Co. LLC
99.3	Consent of Sandler O’Neill & Partners, L.P.
99.4	Consent of R. Eugene Taylor to be named as a director
99.5	Consent of Peter N. Foss to be named as a director
99.6	Form of proxy of First Horizon National Corporation*
99.7	Form of proxy of Capital Bank Financial Corp.*
*	To be filed by amendment.

†

Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. First Horizon National Corporation agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.